FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding January - June 2017 Results

2	January - June 2017 Financial Report

3	Financial Information for January - June 2017

4	January - June 2017 Earnings Presentation

Item 1

Santander earns € 3,616 million in attributable profit during the first half of 2017 - up 24%

Group profit before tax was € 6,584 million - up 16% in constant euros

Madrid, 28 July 2017—PRESS RELEASE

∎	In the standalone second quarter the Group generated € 1,749 million in attributable profit, up 37% compared to the same period last year. This includes an € 11 million contribution from Banco Popular which was acquired on 7 June 2017.

∎	Gross income excluding Popular increased by 11% to € 23,939 million (+7% in constant euros), driven by strong growth in recurring customer revenues.

∎	The Group’s fully loaded common equity tier 1 (CET1) capital ratio increased to 10.72% at 30 June 2017 (excl. Popular). The impact of the acquisition of Popular was offset by the successful completion of a € 7,072 million rights issue during July.

∎	In the last 12 months the Group has added 1.9 million loyal customers (excl. Popular), with lending and customer funds increasing by 1% and 8% respectively in constant euros.

∎	The Group continues to be well diversified across both developed and developing markets with Brazil contributing 26% of Group attributable profit, the UK contributing 17% and Spain contributing 13%.

∎	Santander maintained its position as one of the most profitable and efficient banks in the world. Return on tangible equity, a key measure of profitability, increased by 144 basis points in the year to 11.7% excl. Popular, while the cost to income ratio is 46.3% .

Banco Santander Group Executive Chairman, Ana Botín, said:

“We have continued to deliver on our commitments, creating strong profitable growth, and further improving the quality of our earnings throughout the Group. The business has seen positive trends across all markets with particularly strong growth in Latin America, further improvements in Spain, and robust performance in the UK despite the ongoing challenges.

Since acquiring Popular less than two months ago we have made significant progress in addressing the immediate priorities: We have raised the capital necessary to meet our requirements and announced a process to reduce Popular’s real estate exposures; we have launched a commercial action to help build loyalty among customers affected by the resolution; we have confirmed the financial estimates made during the acquisition; and we now have a new board and management team are in place. Furthermore, we are pleased to say that the quality and commitment of Popular´s teams is very high. We are, therefore, extremely confident that the acquisition of Popular will deliver a return on investment of 13-14% by 2019.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The banking industry continues to face challenges, but we are well placed to further support our customers and continue to grow profitably. We remain committed to meeting our commercial and financial targets for 2018 and doing so in the right way.”

Summary Income Statement

	H1’17 (m)	H1’17 v H1’16	H1’17 v H1’16 (EX FX)	Q2’17 (m)	Q2’17 v Q2’16	Q2’17 v Q2’16 (EX FX)
GROSS INCOME	€23,939	11%	7%	€11,910	11%	8%
OPERATING EXPENSES	€11,095	7%	4%	€5,552	6%	4%
NET LOAN-LOSS PROVISIONS	€4,672	1%	-6%	€2,272	3%	-2%
PROFIT BEFORE TAX	€6,569	19%	16%	€3,258	17%	15%
NON RECURRING ITEMS	€0	-100%	-100%	€0	-100%	-100%
ATTRIBUTABLE PROFIT	€3,605	24%	20%	€1,738	36%	34%
BANCO POPULAR	€11			€11
ATTRIBUTABLE PROFIT	€3,616	24%	21%	€1,749	37%	35%

Banco Popular and its subsidiaries became part of the Group as of the acquisition date of 7 June 2017. The impact of the Group income statement for first half of 2017 is not therefore significant. In order to better explain the Group’s performance in the period, all performance details henceforth exclude the impact of the acquisition, unless otherwise stated.

Results Summary

Banco Santander earned an attributable profit of € 3,605 million during the first half of 2017, an increase of 24% compared to the same period last year. This was driven by an increase in customer revenues, disciplined cost control, and further improvements in loan loss provisions. Banco Popular, which Santander acquired on 7 June 2017, contributed a further € 11 million to the Group’s attributable profit in the period to 30 June 2017, bringing total Group attributable profit to € 3,616 million during the first half of 2017 and € 1,749 million in the standalone second quarter (+37% compared to second quarter of 2016).

The Group continued to see positive trends across all markets, with revenues increasing in eight of the Group’s ten core markets. Gross income increased by 11% to € 23,939 million (+7% in constant euros) with net interest income and fee income increasing by 11% and 16% respectively (7% and 11% in constant euros). Santander has continued to help people and businesses prosper across all its markets during the period, with the number of loyal customers (people who see Santander as their main bank) growing by 1.9 million since 30 June 2016 to 16.3 million. Lending and customer funds were up by 1% and 8% respectively in constant euros over the same period.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The acquisition of Popular increases customers loans by 10% (€ 82,600 million) to € 861,200 million. Customer deposits increase by 8.5% (€ 64,800 million), to € 764,300 million. While customer deposits in Banco Popular fell by € 20,000 million in Spain in the period from 30 December 2016 and 7 June 2017, following the resolution process and subsequent acquisition deposit levels have begun to recover, increasing by € 5,000 million in the weeks following the acquisition.

The Group continued to deliver on its commercial transformation with digital customers increasing by 4 million over the last 12 months to 23 million. The progression in digital transformation, combined with strong cost discipline, allowed Santander to maintain its position as one of the most efficient banks in the world. The cost/income ratio, a key measure of efficiency, improved two percentage points in the period from 48.3% in the first half of 2016 to 46.3% in the first half of 2017.

A balanced presence across both mature and emerging markets remains one of Santander’s key strengths. In the first half of 2017 Europe contributed 51% of Group profit and the Americas 49%. The lending book is also well diversified across business segments and geographies.

1.	Excluding corporate centre, Banco Popular, and Spain real estate activities 2. Loans excluding repos

Credit quality continued to improve with non-performing loans (NPL) reducing to 3.55% of total lending, from 3.74% at 31 March 2017 and 4.29% at 30 June 2016. Including Popular the Group NPL ratio at 30 June 2017 was 5.37%. The coverage ratio and cost of credit remained in line with 30 June 2016 at 73% and 1.19% respectively (68% and 1.17% incl. Popular).

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The Group delivered strong growth across all key shareholder measures. Over the last 12 months return on tangible equity, a key measure of profitability, has increased by 144 basis points to 11.7% (11.8% incl. Popular), among the best of our peers. Tangible net asset value per share increased by 0.5% to € 4.15, and earnings per share increased by 23% to € 0.235.

Santander continued to grow capital organically during the period with the fully loaded CET 1 ratio increasing by 17 basis points to 10.72% since 31 December 2016. This is significantly higher than the expected minimum regulatory capital requirement for 2019 (9.5%). Santander’s fully loaded leverage ratio remains higher than most European peers at 5%.

The impact of the acquisition of Banco Popular on the Group’s CET 1 was entirely offset by the successful completion of a € 7,072 million rights issue which was finalised on 27 July 2017. The Group remains committed to increasing its CET1 ratio organically by 40 bps during 2017, achieving a fully loaded CET1 ratio of 11% in 2018.

Country Summary (H1’17 v H1’16)

In Brazil attributable profit increased by 58% to € 1,244 million (+32% in constant euros), with strong growth in revenues, disciplined cost control and a reduction in cost of credit in the quarter, supported by a strengthened Brazilian Real. Ongoing improvements to the customer experience helped increase the number of loyal customers by more than 400,000 year on year to 3.8 million, while the number of digital customers increased by nearly 2 million to 7.4 million.

In the UK attributable profit fell by 13% to € 824 million (-4.1% in constant euros) due to extraordinary gains made in the first half of 2016 from the disposal of the stake in Visa Europe. Excluding this impact, profit increased by 8.1% in constant euros with strong growth in revenue driven by improving deposit costs and ongoing cost discipline. The business added a further 180,000 loyal customers since 30 June 2016, with lending to UK companies increasing by £700 million and retail current account balances increasing by £1.5 billion.

Santander Consumer Finance continued to deliver strong growth in attributable profit, up 13% to € 633 million compared to the same period last year, driven by an increase in new lending across all markets and historically low non-performing loans.

The attributable profit of Santander in Spain increased by 102% to € 603 million after H1 2016 was impacted by a net charge of € 216 million relating to capital gains and restructuring costs. Excluding the impact of this charge profit increased by 17.1% as the launch of 123 Smart account and positive trends within the SME business helped increase the number of loyal customers by 380,000 year on year to 1.6 million. Credit quality continued to improve significantly during the period with provisions falling by 17%.

In Mexico attributable profit increased by 21% to € 350 million (+26% in constant euros) driven by strong growth in both net interest income and fee income. The ongoing progress in a number of strategic commercial initiatives (incl. Santander Plus, mortgages and credit cards) helped increase the number of loyal customers by 350,000 during the period.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Chile growth in lending volumes and reduction in cost of deposits, combined with good cost control and improvements across all credit quality metrics helped drive an increase in attributable profit of 20% to € 297 million (+11% in constant euros).

In the US attributable profit grew by 1.5% to € 244 million (-2% in constant euros) as profit increased for second straight quarter. A reduction in both loan loss provisions and deposit costs helped offset the impact of the change in customer risk profile at Santander Consumer US. Santander Holdings USA reached a significant regulatory milestone during the period after it received no objection from the Federal Reserve to its capital plan, including the payment of dividends for the first time since 2011.

In Portugal attributable profit increased by 16% to € 233 million with focus on commercial transformation helping drive a 24% increase in loyal and 34% increase in digital customers. Improving cost of credit helped offset a reduction in revenues due to portfolio sales made in 2016.

In Argentina attributable profit increased by 28% to € 193 million (+36% in constant euros) due to strong growth in business volumes and ongoing cost control offsetting investment in commercial transformation. The integration of Citibank’s retail business is progressing as scheduled.

In Poland attributable profit fell 15% during the same period to € 142 million (-17% excluding currency impact) due to gains made during the first half of 2016 relating to the sale of the stake in Visa Europe and the negative impact of the banking asset tax (applied from 1 Feb 2016). Profit before tax increased by 13% (+10% in constant euros).

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of € 84,500 million at 30 June 2017. It has a strong and focused presence in 10 core markets across Europe and the Americas with just under 4 million shareholders and 200,000 employees serving 131 million customers.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

KEY CONSOLIDATED DATA

(including Banco Popular)

Balance sheet (€ million)	Jun’17	Mar’17%		Jun’17	Jun’16%		Dec’16

Total assets	1,445,260	1,351,956	6.9	1,445,260	1,342,906	7.6	1,339,125
Net customer loans	861,221	795,312	8.3	861,221	783,457	9.9	790,470
Customer deposits	764,336	705,786	8.3	764,336	671,903	13.8	691,111
Total Customer funds	969,778	898,110	8.0	969,778	846,383	14.6	873,618
Total equity	100,955	104,869	(3.7)	100,955	100,346	0.6	102,699

Note: Total customer funds included customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums.
Income statement (€ million)	2Q’17	1Q’17%		1H’17	1H’16%		2016

Net interest income	8,606	8,402	2.4	17,008	15,194	11.9	31,089
Gross income	12,049	12,029	0.2	24,078	21,485	12.1	43,853
Net operating income	6,401	6,486	(1.3)	12,887	11,100	16.1	22,766
Underlying profit before taxes*	3,273	3,311	(1.1)	6,585	5,510	19.5	11,288
Underlying attributable profit to the Group*	1,749	1,867	(6.4)	3,616	3,160	14.4	6,621
Attributable profit to the Group	1,749	1,867	(6.4)	3,616	2,911	24.2	6,204

Changes w/o FX: Quarterly: NII: +4.6%; Gross income: +2.3%; Net operating income: +1.11%; Underlying attributable profit: -4.2%; Attributable profit: -4.2%

Year-on-year: NII: +7.4%; Gross income: +7.7%: Net operating income: +10.4%; Underlying attributable profit: +11.1%; Attributable profit: +20.7%

EPS, profitability and efficiency (%)	2Q’17	1Q’17%		1H’17	1H’16%		2016

Underlying EPS (euro) *	0.114	0.122	(7.2)	0.236	0.208	13.4	0.436
EPS (euro)	0.114	0.122	(7.2)	0.236	0.191	23.7	0.407
RoE	7.74	8.19		7.97	6.89		6.99
Underlying RoTE*	11.46	12.13		11.82	10.69		11.08
RoTE	11.46	12.13		11.82	10.27		1038
RoA	0.63	0.65		0.64	0.55		0.56
Underlying RoRWA*	1.43	1.48		1.45	1.31		1.36
RoRWA	1.43	1.48		1.45	1.27		1.29
Efficiency ratio (with amortisations)	46.9	46.1		46.5	48.3		48.1

Solvency and NPL ratios (%)	Jun’17	Mar’l7%		Jun’17	Jun’16%		Dec’16

CET1 fully-loaded	9.58	10.66		9.58	10.36		10.55
CET1 phase-in	10.98	12.12		10.98	12.32		12.53
NPL ratio	5.37	3.74		5.37	4.29		3.93
Coverage ratio	67.7	74.6		67.7	72.5		73.8

Note: Including the capital increase in July, the fully loaded CET1 at June’17 was 10.72% and the phase in CET1 12.08%

Market capitalisation and shares	Jun’17	Mar’17%		Jun’17	Jun’16%		Dec’16

Shares (millions)	14,582	14,582	-	14,582	14,434	1.0	14,582
Share price (euros)	5.792	5.745	0.8	5,792	3,429	68.9	4.959
Market capitalisation (€ million)	84,461	83,776	0.8	84,461	49,496	70.6	72,314
Tangible book value per share(euro)	4,13	4.26		4.13	4.13		4.22
Price / Tangible book value (X)	1.40	1.35		1.40	0.93		1.17
P/E ratio (X)	12.28	11.74		12.28	8.99		12.18

Note: Including July’s capital increase tanglible book value per share at June’17 was €4.18.

Other data	Jun’17	Mar’17%		Jun’17	Jun’16%		Dec’16

Number of shareholders	4,019,706	3,957,838	1.6	4,019,706	3,794,920	5.9	3,928,950
Number of employees	201,596	188,182	7.1	201,596	191,138	5.5	188,492
Number of branches	13,825	12,117	14.1	13,825	12,589	9.8	12,235

(*)  Excluding non-recurring net capital gains and provisions

Note: The financial information in this report has been approved by the Bank’s Board of Directors, following a favourable report from the Audit Committee.

The financial information in this report includes alternative performance measures (APM). Detailed information on these measures is included in the 2Q17 quarterly report.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Banco Santander, S.A. (“Santander”) cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “SEC”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the press release. No investment activity should be undertaken on the basis of the information contained in this press release. In making this press release available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this press release should be construed as a profit forecast.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this press release includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as Non-IFRS measures. The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. Please refer to the quarterly financial Report for further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFR, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4, 2017 (available on the Web page of the CNMV -www.cnmv.es- and at Banco Santander -www.santander.com) and Item 3A of the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 31, 2017 (the “Form 20-F”). For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements on Form 20-F and to our consolidated financial statements available on the CNMV’s website (www.cnmv.es) and on Banco Santander’s website (www.santander.com).

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

MAXI

FINANCIAL REPORT
January - June 2017

We want to
help people and
businesses prosper

Santander

Santander

January - June

2017 Financial report

- 3 Key consolidated data
- 4 Highlights of the period
- 7 Santander aim
- 9 Group performance ex-Popular
- 12 General background
- 13 Income statement and balance sheet
- 19 Solvency ratios
- 20 Risk management
- 23 Business information
- 40 Corporate Governance
- 41 Corporate Social Responsibility
- 42 The Santander share
- 43 Financial information. Appendix
- 60 Information including Banco Popular
- 66 Glossary of alternative performance measures

All customers, shareholders and the general public can use Santander's official social network channels in all the countries in which the Bank operates.

JANUARY - JUNE    » Key consolidated data

KEY CONSOLIDATED DATA

(including Banco Popular)

Balance sheet (€ million)	Jun’17	Mar’17%		Jun’17	Jun’16%		Dec’16
Total assets	1,445,260	1,351,956	6.9	1,445,260	1,342,906	7.6	1,339,125
Net customer loans	861,221	795,312	8.3	861,221	783,457	9.9	790,470
Customer deposits	764,336	705,786	8.3	764,336	671,903	13.8	691,111
Total Customer funds	969,778	898,110	8.0	969,778	846,383	14.6	873,618
Total equity	100,955	104,869	(3.7)	100,955	100,346	0.6	102,699

Note: Total customer funds included customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums.

Income statement (€ million)	2Q’17	1Q’17%		1H’17	1H’16%		2016
Net interest income	8,606	8,402	2.4	17,008	15,194	11.9	31,089
Gross income	12,049	12,029	0.2	24,078	21,485	12.1	43,853
Net operating income	6,401	6,486	(1.3)	12,887	11,100	16.1	22,766
Underlying profit before taxes*	3,273	3,311	(1.1)	6,585	5,510	19.5	11,288
Underlying attributable profit to the Group*	1,749	1,867	(6.4)	3,616	3,160	14.4	6,621
Attributable profit to the Group	1,749	1,867	(6.4)	3,616	2,911	24.2	6,204

Changes w/o FX:

Quarterly: NII: +4.6%; Gross income: +2.3%; Net operating income: +1.1%; Underlying attributable profit: -4.2%; Attributable profit: -4.2%

Year-on-year: NII: +7.4%; Gross income: +7.7%; Net operating income: +10.4%; Underlying attributable profit: +11.1%; Attributable profit: +20.7%

EPS, profitability and efficiency (%)	2Q’17	1Q’17%		1H’17	1H’16%		2016
Underlying EPS (euro) *	0.114	0.122	(7.2)	0.236	0.208	13.4	0.436
EPS (euro)	0.114	0.122	(7.2)	0.236	0.191	23.7	0.407
RoE	7.74	8.19		7.97	6.89		6.99
Underlying RoTE*	11.46	12.13		11.82	10.69		11.08
RoTE	11.46	12.13		11.82	10.27		10.38
RoA	0.63	0.65		0.64	0.55		0.56
Underlying RoRWA*	1.43	1.48		1.45	1.31		1.36
RoRWA	1.43	1.48		1.45	1.27		1.29
Efficiency ratio (with amortisations)	46.9	46.1		46.5	48.3		48.1

Solvency and NPL ratios (%)	Jun’17	Mar’17%		Jun’17	Jun’16%		Dec’16
CET1 fully-loaded	9.58	10.66		9.58	10.36		10.55
CET1 phase-in	10.98	12.12		10.98	12.32		12.53
NPL ratio	5.37	3.74		5.37	4.29		3.93
Coverage ratio	67.7	74.6		67.7	72.5		73.8

Note: Including the capital increase in July, the fully loaded CET1 at June’17 was 10.72% and the phase-in CET1 12.08%.

Market capitalisation and shares	Jun’17	Mar’17%		Jun’17	Jun’16%		Dec’16
Shares (millions)	14,582	14,582	—	14,582	14,434	1.0	14,582
Share price (euros)	5.792	5.745	0.8	5.792	3.429	68.9	4.959
Market capitalisation (€ million)	84,461	83,776	0.8	84,461	49,496	70.6	72,314
Tangible book value per share (euro)	4.13	4.26		4.13	4.13		4.22
Price / Tangible book value (X)	1.40	1.35		1.40	0.83		1.17
P/E ratio (X)	12.28	11.74		12.28	8.99		12.18

Note: Including July’s capital increase tanglible book value per share at June’17 was €4.18.

Other data	Jun’17	Mar’17%		Jun’17	Jun’16%		Dec’16
Number of shareholders	4,019,706	3,957,838	1.6	4,019,706	3,794,920	5.9	3,928,950
Number of employees	201,596	188,182	7.1	201,596	191,138	5.5	188,492
Number of branches	13,825	12,117	14.1	13,825	12,589	9.8	12,235

(*).- Excluding non-recurring net capital gains and provisions

Note:	The financial information in this report has been approved by the Bank’s Board of Directors, following a favourable report from the Audit Committee.

The financial information in this report includes alternative performance measures (APM). Detailled information on these measures is included at the end of this report.

FINANCIAL REPORT 2017	3

JANUARY - JUNE    » Highlights of the period

HIGHLIGHTS OF THE PERIOD

1. Santander acquires Banco Popular and strengthens its position in Spain and Portugal

•

Banco Santander announced on June 7 the acquisition of Banco Popular as a result of a resolution scheme adopted by the Single Resolution Board (SRB) and executed by the FROB in which Santander was selected as the adjudicating entity.

•

Banco Popular’s acquisition meets our strategic and financial investment criteria, and is expected to reinforce the Group’s main business evolution ratios. It is also aligned with the Bank’s strategy to make purchases that complement the franchises in its core markets when they generate value for customers and shareholders.

•	This transaction thus fits solidly into Santander’s strategy and business at an attractive moment of the economic cycle.

Strategic and financial rationale

Creating shareholder value through consolidation in two of our key markets. In Spain, the resulting entity, which will operate in the future under the Santander brand, becomes the leader in terms of loans and deposits. In Portugal, it becomes the second largest in loans and the biggest private sector bank.

Increasing business with SMEs is one of the Group’s strategic priorities in Spain. Popular’s integration will enable it to diversify the business portfolio more, with a greater weight in segments that contribute higher profitability.

In Spain, it makes us the leading franchise in the corporate market. The two franchises complement one another, and we are confident about our capacity to improve business, deepen the customer relation and at a lower wholesale funding cost, all at a propitious moment of the cycle.

The transaction is expected to generate a return on investment of 13-14% in 2020 and increase earnings per share as of 2019. The resulting entity aims to boost profitability and generate cost synergies of close to € 500 million a year as of 2020, with efficiency ratios among the best in Spain and Portugal, and a greater revenue growth potential.

First steps taken after the acquisition

Stabilise operating liquidity and restore liquidity ratios on June 7.

Changes in Banco Popular’s board of directors.

First measures of Banco Popular after June 7*

Appointments. Banco Popular’s board, formed by Banco Santander after the acquisition, agreed the appointment of members of the Appointments, Governance and Corporate Responsibility Committee, the Remuneration Committee, the Audit Committee and the Risk and Compliance Committee.

Review of agreements and joint ventures. Re-purchase of 51% of the real estate servicing company, Aliseda Servicios de Gestión Inmobiliaria, S.L. This acquisition is expected to be completed in the third quarter of this year.

Stabilising business in Spain as a priority. Banco Popular’s core activity fell significantly in 2017 before its acquisition. After the acquisition there was a change in trend. Some € 5,000 million deposits have been recovered, mainly institutional ones, and in loans a downward trend has been maintained, although at a slower pace.

Banco Santander and Banco Popular have decided to launch a commercial action (Fidelity Action) aimed at building loyalty among their networks’ retail clients affected by Banco Popular’s resolution.

-

Those clients meeting certain conditions will be able to receive, without any payment on their part, tradable securities issued by Banco Santander for a nominal value equivalent to the investment in shares (made in the period between 26 May and 21 June 2016) or certain subordinated bonds of Banco Popular (with certain limits) that they held as of the date of the resolution of Banco Popular.

-	It will be carried out under the terms and conditions detailed in the prospectus that is expected to be registered with the Comisión Nacional del Mercado de Valores (CNMV).

-

It is estimated that the maximum principal amount of the Fidelity Bonds will be around € 980 million and they are expected to be eligible instruments for the fulfilment of the MREL / TLAC. The Fidelity Action does not have any impact on the profit and loss account of Grupo Santander and its impact in 2017 on the total equity of Grupo Santander will not be significant.

(*)

The acquisition is pending the authorisation, among others, as regards the defense of the competence of the European Commission. The commercial action will take place after the authorisation from the Eurpean Commision has been obtained

4	FINANCIAL REPORT 2017

JANUARY - JUNE    » Highlights of the period

HIGHLIGHTS OF THE PERIOD

2. Banco Popular’s contribution

Income statement 1H’17
€ million

	SAN ex-Popular	Popular	Total Group
Gross income	23,939	139	24,078
Operating expenses	(11,095)	(96)	(11,191)
Net operating income	12,844	43	12,887
Net loan-loss provisions	(4,672)	(8)	(4,680)
Other income	(1,603)	(20)	(1,623)
Profit before taxes	6,569	15	6,585
Attributable profit to the Group	3,605	11	3,616
Banco Popular and its subsidiaries were integrated by global consolidation as of the acquisition date (June 7, 2017)
Balance sheet June’17
€ million

	SAN ex-Popular	Popular	Total Group
Net customer loans	778,632	82,589	861,221
Customer deposits	699,523	64,814	764,336
Mutual funds	151,525	10,003	161,528
Pension funds and other funds off-balance sheet	35,796	8,118	43,914
Note: Net customer loans and customer deposits including repos
Ratios 1H’17
%

	SAN ex-Popular	Popular	Total Group
EPS (euro)	0.235	—	0.236
RoTE	11.71	—	11.82
NPL ratio	3.55	20.00	5.37
Coverage ratio	72.7	60.5	67.7

Real estate activity June’17
€ million

	Total Santander Group*
	Gross value	% Coverage	Net value
Real estate assets	27,048	59	11,107
- Foreclosed	23,470	64	8,552
- Rentals	3,578	29	2,555
Non-performing real estate loans	14,000	69	4,277
Assets + non-performing real estate	41,048	63	15,384

(*) Including Banco Santander’s real estate activity in Spain and the total real estate assets of Banco Popular’s perimeter

FINANCIAL REPORT 2017	5

JANUARY - JUNE    » Highlights of the period

HIGHLIGHTS OF THE PERIOD

3. €7,072 million capital increase

Terms of the capital increase

Banco Santander made a capital increase to reinforce and optimize the Bank’s equity structure in order to adequately cover the acquisition of 100% of Banco Popular’s share capital.

Terms of the transaction: The capital increase was executed by issuing new shares for an amount of €7,072* million, at a price of €4.85 per share, which represents a discount of 19.19% on the price of the shares at the close of the market on July 3 (the date when the capital increase was announced). The capital increase involved the issue of 1,458,232,745 new shares. The preferential subscription period was July 6 to 20, both inclusive.

Result of the transaction: Banco Santander successfully completed the capital increase, which was fully subscribed. This underscored the market’s confidence and positive view of Santander’s strategy and the good reception of Popular’s acquisition. The new shares are expected to begin trading on July 31 and will have the right to receive the first dividend charged to 2017’s earnings on August 4.

Grupo Santander fully loaded CET1 pro-forma

    %

Capital ratios: With this capital increase, the acquisition of Banco Popular is neutral in terms of capital and we maintain a pro-forma fully loaded CET1 ratio of 10.72% at June, taking into consideration the effect the capital increase would have had, had it been done on that date. Consequently, we remain committed to the goal of attaining a fully loaded CET1 ratio of more than 11% in 2018.

4. Santander US moving forward in its goal to comply with regulatory requirements

Santander Holdings USA (SHUSA) passed the Federal Reserve’s stress test

SHUSA passed the Federal Reserve’s stress test both quantitatively and qualitatively.

In the first case, its core capital ratio under the adverse scenario is 12.4%, above the 4.5% required minimum and the average for the banks that participated in the exercise of 9.2%.

In the second case, the Board of Governors of the Federal Reserve raised no objections to SHUSA’s capital plan, including the payment of dividends for the first time since 2011.

(*) The effective amount of the capital increase was € 7,072,428,813.25.

6	FINANCIAL REPORT 2017

JANUARY - JUNE    » Santander aim

SANTANDER AIM

Simple | Personal | Fair

Helping people and businesses prosper

79%*
of employees perceive Banco Santander as Simple, Personal and Fair

78%*
engaged employees

16.3 (+13%)
million loyal customers

23.0 (+21%)
million digital customers

People
189,733
employees

Customers
131
million

Our aim is to be the **best retail and commercial bank** that earns the lasting loyalty of our people, customers, shareholders and communities

Communities *
1.7
million people helped in 2016

Shareholders
4.0
million

36,684*
scholarships granted in 2016

1,183*
agreements with universities and academic institutions in 21 countries

19.1%
Total shareholder return (TSR) in the first half

+5%
expected dividend growth in 2017

Note: Data excluding Banco Popular
(*) 2016 data

FINANCIAL REPORT 2017	7

JANUARY - JUNE    » Santander aim

SANTANDER AIM

Simple | Personal | Fair

  We made progress in implementing MyContribution, the new corporate model of performance management that strengthens the Bank’s culture as the driver of transformation. MyContribution balances the objectives on corporate behaviour (40%) and business and performance (60%) for the Corporate Centre.

  The We are Santander Week was held. This is a global initiative which aims to transmit our culture and foster pride in belonging to Grupo Santander. This year the challenge was to recognise those employees who best represent the Group’s eight corporate behaviours, as well as an event to recognise SPF Ambassadors.

  The second BeHealthy challenge was launched to unite via the miles walked by employees the countries in which we operate and contribute to a solidarity project launched by the Action against Hunger NGO to combat childhood anaemia in Peru.

  The commercial transformation programme started in 2015 continues to drive growth in the number of customers (+1.9 million loyal ones and +4.0 million digital ones in the last 12 months).

  In loyalty and customer satisfaction enhancement, the Bank’s products and proposals continued to be well received. Of note was the launch of Select Me in Mexico, which seeks to support women, including solutions that help their day-to-day professional development.

  Openbank becomes Spain’s first fully digital bank, with one of the sector’s most complete, flexible and agile platforms. It has a full range of products and a 24×7 tailored service.

  In order to speed up our digital transformation, the new Santander Digital division was strengthened in order to drive innovation and digitalisation throughout the Group, cooperation and teamwork with all countries, and foster the exchange of the best commercial practices.

  Santander celebrated 30 years of being listed on the New York Stock Exchange, the world’s largest stock exchange by trading volume and the number of companies quoted.

  Following the acquisition of Banco Popular, we created in our corporate website santander.com a dedicated section with all the information on this operation. This strengthens communication of this purchase with the aim of increasing the creation of shareholder value.

  The IR Magazine Awards 2017 recognised Banco Santander’s Investor Relations team as the second best of a European bank and the best in Spain, according to the Extel 2017 survey. On October 10, Banco Santander will hold a Group Strategy Update in New York at which senior management will explain the Group’s strategy to investors and analysts.

  Santander joined the Climate Leadership Council as a founder member, with Ana Botín representing the Bank. This Council comprises global leaders and combats climate change with market solutions.

  Universia Spain held its AGM and was attended by Santander’s chairman, representatives of all Spanish universities, close to 100 businessmen and 230 entrepreneurs and university students.

  Santander turned off for the eighth year running the lights in its most emblematic buildings in its 10 core countries and in its branch network, as part of the WWF’s Earth Hour.

  Thanks to Santander scholarships, 5,000 young Spaniards carried out paid work experience in SMEs. In 2016 alone, more than 10,000 such scholarships were awarded in nine countries.

8	FINANCIAL REPORT 2017

JANUARY - JUNE    » Group evolution excluding Banco Popular

GROUP EVOLUTION EXCLUDING BANCO POPULAR

Banco Popular and its subsidiaries were integrated by global consolidation as of the acquisition date (June 7). In order, therefore, to better explain the Group’s performance in the second quarter, its business evolution and results are presented in full detail excluding Banco Popular. Pages 60 to 65 include Banco Popular and Grupo Santander including Banco Popular income statement and the balance sheet.

The commercial transformation spurs growth in loyal and digital customers

The number of loyal customers increased by 1.9 million in the last 12 months (+13% individuals and +14% companies).

The number of digital customers rose by 4 million over the same period, reflecting the multi channel strength.

Digital banking logins increased 36% and monetary transaction 27%.

P&L: solid growth in profits with good evolution of revenues, costs and provisions

Second quarter attributable profit of €1,738 million, affected by the contribution to the Single Resolution Fund (€ 146 million net of taxes). Excluding this, profit was in line with that in the first quarter.

First half attributable profit of €3,605 million, up 24% (+20% excluding the fx impact), aided by the recording in 2016 of a non-recurring charge of €248 million. Excluding this, underlying profit was 14% higher (+11% in constant euros), due to:

•	Increase in the most commercial revenues (net interest income, +7%; fee income, +11%),

•	Operating expenses declined in real terms, the fruit of efficiency plans developed in 2016.

•	Loan-loss provisions continued to decline for the third straight quarter.

Profitability, profit and dividend per share. Creating value for our shareholders

Both the RoTE as well as the RoRWA are the best among our peers, higher in both cases than in the first half of 2016.

Earnings per share (EPS) were 23% higher than in the first half of 2016 (+13% over the underlying EPS).

The envisaged total dividend per share to be charged to 2017’s earnings is €0.22. The first dividend of €0.06 will be paid on August 4.

FINANCIAL REPORT 2017	9

JANUARY - JUNE    » Group evolution excluding Banco Popular

GROUP EVOLUTION EXCLUDING BANCO POPULAR

Santander maintains growth in commercial activity in almost all markets

Lending fell 2% year-on-year and funds rose 5%, conditioned by a negative impact of exchange rates of 3 p.p. both, on loans and funds.

Excluding this impact:

•	Lending increased 1%, with growth in the main segments and in 6 of our 10 core units.

•	Funds grew 8% due to demand deposits and mutual funds. They rose in nine of the 10 core units.

Solid funding and liquidity structure. The net loan-to-deposit ratio was 111% (117% in June 2016).

Improvement in all credit quality ratios

Non-performing loans were 8% lower in the quarter and 18% in the last 12 months.

The NPL ratio dropped again in the quarter (-20 b.p.), with a good performance in all units. The ratios are at their lowest levels since the first half of 2011.

Cost of credit remained unchanged over June 2016. The cost of credit is below the target announced at the Investor Day. Excluding Santander Consumer USA, the cost is 0.86%.

Solid capital ratios and appropriate for the business model, balance sheet structure and risk profile

The fully-loaded CET1 ratio is 10.72%, 6 b.p. higher than in the first quarter and 36 b.p. year-on-year. The contribution to the Single Resolution Fund had an impact of -3 b.p. in the quarter.

Total capital ratio of 14.38%, 28 b.p. more than in March 2017. The fully loaded leverage ratio stood at 5.1%

Tangible capital per share is €4.15.

10	FINANCIAL REPORT 2017

JANUARY - JUNE    » Group evolution excluding Banco Popular

GROUP EVOLUTION EXCLUDING BANCO POPULAR

Business areas (more detail in pages 23 to 39 and in the appendix)

(Changes in constant euros)

  EUROPE

•  Continental Europe posted a first half attributable profit of €1,468 million, 12% more year-on-year excluding 2016’s non-recurring charge. Growth came mainly from the fall in provisions, coupled with the reduction in costs and the improvement in fee income from greater customer loyalty. Net interest income was 1% higher.

All units increased their attributable profit except for Poland, affected by higher taxes and regulatory impacts.

Continental Europe’s second quarter profit was 10% lower because of the net contribution of €146 million to the Single Resolution Fund and lower gains on financial transactions in Spain. Commercial revenues, costs and provisions performed well.

•  The United Kingdom’s profit was €824 million, 8% more than in the first half of 2016 (excluding VISA’s capital gains and restructuring costs in the second quarter of 2016). Highlights were a 9% rise in gross income, control of costs and lower provisions.

The second quarter profit was €408 million, similar to the first quarter.

  THE AMERICAS

•  Latin America: first half attributable profit of €2,100 million, up 26% year-on-year, underpinned by higher gross income (+17%) and the good performance of net interest income, fee income and gains on financial transactions. This reflected the stronger growth in volumes, better spreads, greater customer loyalty and a good environment in the markets.

Loan-loss provisions remained flat, which improved the cost of credit, and operating expenses rose in line with inflation rates.

Double digit growth in profit in all countries, with three of them surpassing 25%.

Profit was 3% higher than the first quarter, maintaining the upward trend.

•  United States: profit was €244 million, 2% less than in the first half of 2016, due to lower revenues and higher costs. Loan-loss provisions declined.

Attributable profit up 61% over the first quarter. Net interest income was more stable than in previous quarters backed by growth in Santander Bank. Costs were also more stable, although still at high levels, and provisions were lower.

FINANCIAL REPORT 2017	11

JANUARY - JUNE    » General background

» GENERAL BACKGROUND

Grupo Santander developed its business in an economic environment that continued to strengthen. The outlook for global growth is back in line with the long-term historic average. Mature economies were more dynamic and developing ones showed signs of recovery in Latin America, particularly in Brazil and Argentina, while Mexico is growing faster than expected.

Interest rates continued to rise in the US and Mexico, although they are still at lows in most mature economies and declined in some Latin American countries, impacting banking activity.

Lastly, the euro strengthened in the second quarter against the currencies of the main countries where the Group operates.

Country	GDP* change	Economic performance
Eurozone	+1.9%

Growth in the second quarter remained good and confidence indicators improved. Inflation fell after the temporary rise in oil prices. The European Central Bank held its soft monetary policy (stable interest rates and asset purchase programme).

Spain	+3.0%

Improving dynamics in the labour market in the second quarter and accelerated job creation, with GDP growing by more than 3%. Inflation remained moderate, dropping to 1.5% in June (3% in the first quarter).

Poland	+4.0%

Strong economic growth in the first quarter. Inflation still low (1.5% in June) and the unemployment rate at historically low levels (5.4% in March). The central bank’s key rate (1.5%) will be held in the coming months.

Portugal	+2.8%

GDP grew strongly in the first quarter to 2.8%, inflation running at 0.9% in June and a lower unemployment rate (10.1% in March). The fiscal deficit dropped to 2% of GDP, releasing Portugal from the excessive deficit procedure.

United Kingdom	+2.0%

The economy remained resilient in the face of uncertainties, with moderate GDP growth in the first quarter. Inflation was 2.9% in May, after rising rapidly. The jobless rate was 4.5% in May (very close to its long-term equilibrium level).

Brazil	-0.4%

The central bank cut its Selic rate to 10.25% in June. Inflation eased to 3.0% in June and the monetary committee reduced the inflation target for 2019 to 4.25% and set it at 4% for 2020. In the quarter, the real depreciated 4.0% against the dollar, 10.1% against the euro.

Mexico	+2.8%

Surprising GDP growth in the first quarter. Inflation rose to 6.3% in June, but is expected to move toward the target in 2018. The central bank raised its key rate in the second quarter to 7.0%. The peso appreciated 3.8% against the dollar and depreciated 2.8% against the euro.

Chile	+0.1%

Inflation remained below 3% and is expected to stay there. The central bank cut its key rate by 50 b.p. in the second quarter to 2.5%. The peso appreciated 0.1% against the dollar in the second quarter and depreciated 6.2% against the euro.

Argentina	+0.3%

Economic policies continued to focus on correcting the macroeconomic imbalances and strengthening the external position. Inflation stabilised at below 2% a month and the economy has been growing since the beginning of 2017 (0.4% year-on-year between January and April).

United States	+2.1%

Growth dipped in the first quarter but stronger consumption in the second quarter points to a robust pace. Jobless rate at a low and the Fed continued to tighten its monetary policy, despite low inflation (1.4% in May).

(*) Year-on-year change 1Q’17

 Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1H’17	1H’16	30.06.17	31.03.17	30.06.16
US$	1.082	1.116	1.141	1.069	1.110
Pound sterling	0.860	0.778	0.879	0.856	0.827
Brazilian real	3.436	4.118	3.760	3.380	3.590
Mexican peso	20.995	20.151	20.584	20.018	20.635
Chilean peso	713.893	768.760	757.563	710.337	736.795
Argentine peso	16.986	15.968	18.938	16.424	16.612
Polish zloty	4.268	4.367	4.226	4.227	4.436

12	FINANCIAL REPORT 2017

JANUARY - JUNE    » Consolidated financial report

 GRUPO SANTANDER RESULTS

Second quarter attributable profit of €1,738 million (excluding Banco Popular), affected by the contribution to the Single Resolution Fund (€146 million net of taxes). Excluding this, profit was in line with the first quarter.

The first half profit amounted to €3,605 million, 24% higher year-on-year and 20% in constant euros.

One-offs were recorded in the second quarter of 2016. Excluding these factors, underlying profit was 14% higher (+11% in constant euros), with the main items as follows:

•	Gross income continued with the good trend: constant growth in both net interest income and fee income.

•	Costs under control improved the efficiency ratio to 46.3%, which remains among the best of our competitors.

•	The cost of credit was stable at 1.19%, thanks to the improvement in the quality of portfolios.

The RoTE was 144 b.p. higher at 11.71%, among the best of comparable banks. Earnings per share rose 23% y-o-y to €0.235.

Banco Popular’s contribution to the Group’s profit was €11 million (0.3% of the total).

 Income statement

    € million

				Change				Change
	2Q’17	1Q’17	%	% w/o FX	1H’17	1H’16	%	% w/o FX
Net interest income	8,497	8,402	1.1	3.3	16,899	15,194	11.2	6.7
Net fee income	2,885	2,844	1.4	3.5	5,729	4,946	15.8	10.9
Gains (losses) on financial transactions	287	573	(49.9)	(47.9)	860	870	(1.2)	(1.9)
Other operating income	240	211	14.0	17.3	451	474	(5.0)	(7.2)
Dividends	237	41	479.2	482.3	278	253	10.0	8.8
Income from equity-accounted method	154	133	16.0	17.4	287	195	47.1	39.9
Other operating income/expenses	(151)	37	—	—	(114)	26	—	—
Gross income	11,910	12,029	(1.0)	1.2	23,939	21,485	11.4	7.0
Operating expenses	(5,552)	(5,543)	0.1	2.0	(11,095)	(10,384)	6.8	3.8
General administrative expenses	(4,896)	(4,915)	(0.4)	1.5	(9,811)	(9,204)	6.6	3.4
Personnel	(2,899)	(2,912)	(0.5)	1.3	(5,811)	(5,395)	7.7	4.5
Other general administrative expenses	(1,997)	(2,002)	(0.3)	1.7	(4,000)	(3,809)	5.0	1.9
Depreciation and amortisation	(656)	(629)	4.3	5.9	(1,284)	(1,181)	8.8	6.2
Net operating income	6,358	6,486	(2.0)	0.5	12,844	11,100	15.7	10.0
Net loan-loss provisions	(2,272)	(2,400)	(5.3)	(2.5)	(4,672)	(4,613)	1.3	(5.7)
Impairment losses on other assets	(63)	(68)	(7.9)	(6.6)	(131)	(72)	81.3	71.9
Other income	(765)	(707)	8.2	10.8	(1,472)	(905)	62.8	52.7
Underlying profit before taxes	3,258	3,311	(1.6)	0.6	6,569	5,510	19.2	15.7
Tax on profit	(1,125)	(1,125)	0.0	2.3	(2,249)	(1,725)	30.4	26.9
Underlying profit from continuing operations	2,133	2,186	(2.4)	(0.3)	4,320	3,785	14.1	10.6
Net profit from discontinued operations	—	—	—	—	—	0	(100.0)	(100.0)
Underlying consolidated profit	2,133	2,186	(2.4)	(0.3)	4,320	3,785	14.1	10.6
Minority interests	395	319	24.0	25.8	715	626	14.2	9.3
Underlying attributable profit to the Group	1,738	1,867	(6.9)	(4.8)	3,605	3,160	14.1	10.8
Net capital gains and provisions*	—	—	—	—	—	(248)	(100.0)	(100.0)
Attributable profit to the Group (Ex-Popular)	1,738	1,867	(6.9)	(4.8)	3,605	2,911	23.8	20.3
Popular	11				11
Attributable profit to the Group	1,749	1,867			3,616	2,911

Underlying EPS Ex-Popular (euros)	0.113	0.122	(7.8)		0.235	0.208	13.1
Underlying diluted EPS Ex-Popular (euros)	0.112	0.122	(7.8)		0.234	0.207	13.1

EPS Ex-Popular (euros)	0.113	0.122	(7.8)		0.235	0.191	23.3
Diluted EPS Ex-Popular (euros)	0.112	0.122	(7.8)		0.234	0.190	23.3

Pro memoria (Ex-Popular):
Average total assets	1,336,104	1,353,495	(1.3)		1,343,777	1,334,860	0.7
Average stockholders’ equity	90,812	91,171	(0.4)		90,783	88,100	3.0

(*).- In 1H’16, capital gain from VISA Europe disposal (€227 million) and restructuring costs (€475 million)

FINANCIAL REPORT 2017	13

JANUARY - JUNE    » Consolidated financial report

Second quarter 2017 compared to the first quarter

The second quarter attributable profit was €1,738 million (excluding Popular), 7% less than the first quarter of 2016 (-5% in constant euros) because of the contribution to the Single Resolution Fund (€146 million net of taxes). Excluding this impact, profit was in line with the first quarter.

We kept up the good trend in results, excluding the exchange rate impact, as follows:

•

Higher gross income, underpinned by net interest income and fee income, reflecting the greater activity and loyalty of our customers. This growth was partly offset by lower gains on financial transactions (-48%) and the contribution to the Single Resolution Fund.

•	Operating expenses were under control in all units.

•	Loan-loss provisions fell again, and the cost of credit remained below the target announced at the Investor Day.

Second half 2017 compared to the same period of 2016

Attributable profit rose 24% year-on-year. Excluding the negative non-recurring items in the first half of 2016, the increase was 14% and 11% in constant euros. The performance of the main lines is set out below, with all changes without the exchange rate impact.

 Gross income

•

The structure of our gross income, where net interest income and fee income account for 95% of total revenues, well above the average of our competitors, continues to enable us to grow in a consistent and recurring way. Gross income increased 7%, as follows:

–	Net interest income rose 7%, due to greater lending and higher deposits, mainly in developing countries, and management of spreads.

All units increased their net interest income except for Spain, because of the impact of reduced volumes and interest rate pressure on loans, Portugal, due to sales of public debt and loan portfolios in 2016, and the US, impacted by the fall in auto finance balances and the change of business mix toward a lower risk profile (higher FICO).

–

Fee income was up 11%, a faster pace than in previous years. Greater activity and customer loyalty pushed up fee income in almost all units. Double-digit growth in fee income from commercial and retail banking (85% of the total) as well as from GCB.

–	Gains on financial transactions (only 4% of revenues) declined 2%, after a second quarter when they reached the lowest level of the last two years.

 Operating expenses

•

Operating expenses rose 4% as a result of higher inflation in many countries and high levels in developing countries, together with costs linked to regulations and investments in commercial transformation. In real terms and on a like-for-like basis, the Group’s costs were 0.8% lower, with seven units with flat costs or falling. Of note were Spain (-5%), Portugal (-10%), and Poland, SCF and the UK (-1%). The Corporate Centre’s costs fell 5%. Only Argentina’s and Mexico’s rose because of the investment plan announced at the end of 2016, and the US.

In short, we kept up our focus on operational excellence and digitalisation in order to remain a reference in the sector in terms of efficiency, while we continued to enhance the customer experience.

14	FINANCIAL REPORT 2017

JANUARY - JUNE    » Consolidated financial report

 Loan-loss provisions

•	Loan-loss provisions fell 6%, enabling us to keep on improving the credit quality ratios of our businesses. By country:

–	Significant reductions in all euro zone units and Poland, as well as the US, UK and Chile. Particularly striking is the UK with a cost of credit close to zero.

–	Latin America remained broadly stable within a context of greater lending. Of note was Brazil, where loan-loss provisions fell for the third quarter running.

 Other results and provisions

•	Other results and provisions were €1,603 million negative, higher than in 2016. This item records different kinds of provisions, as well as capital gains, capital losses and assets impairment.

 Profit and profitability

•	Pre-tax profit rose 16% and underlying attributable profit 11%. The difference was due to the higher tax rate of 34% (31% in the first half of 2016).

•

One-offs for restructuring costs amounting to €475 million were recorded in the second quarter of 2016 and a capital gain from the disposal of the stake in VISA Europe (€227 million). Including these non-recurring factors, attributable profit rose 24% (20% in constant euros).

•	RoTE was 11.71%, RoRWA 1.47% and earnings per share (EPS) €0.235. All were higher year-on-year, with earnings per share up 23% (+13% the underlying).

Results including Banco Popular

•

Banco Popular and its subsidiaries have been consolidated into the accounts of Grupo Santander since its acquisition on June 7, 2017, and thus, its contribution to the Group is not significant (€11 million), making the Group’s total attributable profit €3,616 million in the first half. The profitability ratios did not register significant changes.

FINANCIAL REPORT 2017	15

JANUARY - JUNE    » Consolidated financial report

 Balance sheet excluding Popular

    € million

Assets	30.06.17	30.06.16	Change amount	%	31.12.16
Cash, cash balances at central banks and other demand deposits	74,404	65,368	9,036	13.8	76,454
Financial assets held for trading	130,516	157,497	(26,981)	(17.1)	148,187
Debt securities	36,634	45,077	(8,443)	(18.7)	48,922
Equity instruments	18,890	14,237	4,653	32.7	14,497
Loans and advances to customers	11,987	8,747	3,240	37.0	9,504
Loans and advances to central banks and credit institutions	6,182	2,161	4,021	186.1	3,221
Derivatives	56,823	87,275	(30,452)	(34.9)	72,043
Financial assets designated at fair value	40,831	42,846	(2,015)	(4.7)	31,609
Loans and advances to customers	19,768	13,928	5,840	41.9	17,596
Loans and advances to central banks and credit institutions	16,796	24,810	(8,014)	(32.3)	10,069
Other (debt securities an equity instruments)	4,267	4,108	159	3.9	3,944
Available-for-sale financial assets	125,286	116,385	8,901	7.6	116,774
Debt securities	120,350	111,672	8,678	7.8	111,287
Equity instruments	4,935	4,713	222	4.7	5,487
Loans and receivables	821,523	842,878	(21,355)	(2.5)	840,004
Debt securities	14,782	13,672	1,110	8.1	13,237
Loans and advances to customers	746,877	760,781	(13,904)	(1.8)	763,370
Loans and advances to central banks and credit institutions	59,863	68,425	(8,562)	(12.5)	63,397
Held-to-maturity investments	13,789	4,820	8,969	186.1	14,468
Investments in subsidaries, joint ventures and associates	5,211	3,411	1,800	52.8	4,836
Tangible assets	21,953	26,314	(4,361)	(16.6)	23,286
Intangible assets	28,265	29,146	(881)	(3.0)	29,421
o/w: goodwill	25,707	26,541	(834)	(3.1)	26,724
Other assets	51,768	54,241	(2,473)	(4.6)	54,086
Total assets	1,313,545	1,342,906	(29,361)	(2.2)	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	94,740	118,582	(23,842)	(20.1)	108,765
Customer deposits	15,839	8,755	7,084	80.9	9,996
Debt securities issued	0	—	0	—	—
Deposits by central banks and credit institutions	777	960	(183)	(19.0)	1,395
Derivatives	57,636	87,254	(29,618)	(33.9)	74,369
Other	20,489	21,613	(1,124)	(5.2)	23,005
Financial liabilities designated at fair value	53,789	48,548	5,241	10.8	40,263
Customer deposits	26,838	25,425	1,413	5.6	23,345
Debt securities issued	3,049	2,995	54	1.8	2,791
Deposits by central banks and credit institutions	23,900	20,127	3,773	18.7	14,127
Other	0	1	(1)	(59.5)	—
Financial liabilities measured at amortized cost	1,023,405	1,031,650	(8,245)	(0.8)	1,044,240
Customer deposits	656,845	637,723	19,122	3.0	657,770
Debt securities issued	208,763	227,991	(19,228)	(8.4)	226,078
Deposits by central banks and credit institutions	131,793	138,366	(6,573)	(4.8)	133,876
Other	26,004	27,570	(1,566)	(5.7)	26,516
Liabilities under insurance contracts	644	644	(0)	(0.1)	652
Provisions	14,157	15,174	(1,017)	(6.7)	14,459
Other liabilities	25,847	27,962	(2,115)	(7.6)	28,047
Total liabilities	1,212,582	1,242,560	(29,978)	(2.4)	1,236,426
Shareholders’ equity	107,554	103,637	3,917	3.8	105,977
Capital stock	7,291	7,217	74	1.0	7,291
Reserves	97,533	94,303	3,230	3.4	94,149
Attributable profit to the Group	3,605	2,911	694	23.8	6,204
Less: dividends	(875)	(794)	(81)	10.2	(1,667)
Accumulated other comprehensive income	(18,769)	(15,027)	(3,742)	24.9	(15,039)
Minority interests	12,177	11,736	441	3.8	11,761
Total equity	100,963	100,346	617	0.6	102,699
Total liabilities and equity	1,313,545	1,342,906	(29,361)	(2.2)	1,339,125

16	FINANCIAL REPORT 2017

JANUARY - JUNE    » Consolidated financial report

 GRUPO SANTANDER BALANCE SHEET

In the second quarter, without the exchange rate impact and excluding Banco Popular, lending remained stable, while funds increased 3%.

In relation to June 2016 and excluding the exchange rate impact and Popular:

•	Gross loans excluding repos increased 1% with rises in retail banking and in 6 of the 10 core units.

•	Funds rose 8%, spurred by demand deposits and mutual funds. Growth in 9 of the 10 core units.

Popular’s contribution in the second quarter was €82,589 million of loans and €64,814 million of deposits (increases in the perimeter of 10% and 8.5%, respectively).

Loans and deposits performance (excluding Popular)

The appreciation/depreciation against the euro of the different currencies in which the Group operates had an impact on the evolution of the Group’s customer balances of about 3% both in the quarter and year-on-year.

 Gross customer lending

Gross customer loans excluding repos showed a balanced structure: individuals (47%), consumer credit (17%), SMEs and companies (24%) and GCB (12%).

•	Over the first quarter of 2017, lending excluding the exchange rate impact remained stable, as follows by countries:

–	Growing or stable in all units, except for Chile (-1% in an environment of lower growth in lending).

–	Of note was Argentina (+15%), benefiting from a one-off transaction, and SCF (+3%) with growth in most countries, particularly the Nordic countries, France, Italy and Portugal.

•	In relation to June 2016 and eliminating the exchange rate impact, total Group lending was 1% higher:

–	Increases in six of the 10 core countries, with significant growth in Argentina, SCF, Brazil and Poland.

–

Falls in Spain (-4%) and Portugal (-4%), excluding Popular’s acquisition, mainly due to balances in institutions and mortgages in Spain and the sale of a portfolio in Portugal. Lending in the US also declined (-6%), because of the outflow of balances in institutions and large companies.

 Customer funds

•

In the second quarter, total funds (deposits excluding repos and including mutual funds) rose 3% excluding the exchange rate impact. Growth in Brazil (+10%), Argentina (+8%), Spain (+5%), Mexico (+4%) and Portugal (+2%), Chile (+2%) and the UK (+1%). The only drop was in the US, which declined 5%, due to reduced government and large companies’ balances.

FINANCIAL REPORT 2017	17

JANUARY - JUNE    » Consolidated financial report

•	Growth of 8% over June 2016, excluding the exchange rate impact, as follows:

–	The strategy of loyalty and management of funding costs helped produce a 12% increase in demand deposits and 13% in mutual funds and a 6% fall in time deposits.

–	The funds’ structure was as follows: demand deposits (60%), time (21%) and mutual funds (19%).

–	Growth in the nine of the 10 core units. The largest rise was in Argentina (+70%, partly due to Citibank’s incorporation), while most of the other units grew by more than 5%.

•

As well as capturing deposits, the Grupo Santander attaches strategic importance to maintaining a selective policy of issuance in international fixed income markets, seeking to adapt the frequency and volume of market operations to each unit’s structural liquidity needs, as well as to the receptiveness of each market.

•	In the first half, the following Grupo Santander issues (excluding Popular) were made:

–	Medium and long-term senior debt of €5,599 million and €4,152 million of securitisations placed in the market.

–

Eligible TLAC issues (Total Loss-Absorbing Capacity) to strengthen the Group’s position by a total amount of €10,152 million. (senior non-preferred: €7,647 million, subordinated debt: €1,187 million, preferred shares: €1,319 million).

–	Medium and long-term debt maturities amounted to €21,757 million.

•	The net loan-to-deposit ratio was 111% (117% in June 2016) and the ratio of deposits plus medium and long term funding to the Group’s loans was 115%, underscoring the comfortable funding structure.

Evolution including Banco Popular

•

Banco Popular contributed, after the adjustments made, €82,589 million of net loans and €64,814 million of deposits, mainly in Spain. They accounted for around 10% and 8.5%, respectively, of the Group’s total after their integration into Banco Santander. Popular also contributed €10,003 million of mutual funds and €8,118 million of other off-balance sheet assets (pension funds and savings insurance).

•

Popular’s deposits in Spain fell sharply between 31 December 2016 and the day of its acquisition by Banco Santander (-€20,000 million). Mutual funds also dropped, although to a lesser extent (-€1,000 million). Loans declined €3,000 million between 31 December 2016 and 7 June 2017.

•	After the aquistion, business activity started to stabilise on the assets side, as loans only dropped 1% until 20 July, as well as on the liabilities side, with deposits increasing €5,000 million.

18	FINANCIAL REPORT 2017

JANUARY - JUNE    » Solvency ratios

  SOLVENCY RATIOS

The fully loaded CET1 ratio was 10.72% at the end of June, before Banco Popular’s incorporation, up 6 b.p. in the quarter.

Including Banco Popular and July’s capital increase, this ratio remained at 10.72% as the net impact of both operations was zero.

Tangible equity per share was 0.5% higher year-on-year at €4.15. Including Popular and the capital increase, €4.18.

The fully loaded leverage ratio was 5.1%, (4.9% in June 2016). Including Popular and the capital increase, 5.0%.

•

We continued to improve our solvency ratios. On a like-for-like basis (excluding Popular), the fully loaded CET1 ratio increased 6 b.p. to 10.72%, 2 b.p. of which came from ordinary generation of profits and management of risk weighted assets, together with some non-recurring negative and positive impacts that, combined, added 4 b.p. The contribution to the Single Resolution Fund had an impact of -3 p.b. on this ratio.

•	This continued improvement in the capital ratios reflects the different measures taken by the Group, including improving and deepening a more active culture of managing capital at all levels.

•	When calculating the ratio €178 million was deducted for the remuneration of the contingent-convertible preferred shares, as well as treasury stock, which at the end of June was irrelevant.

Solvency ratios including Banco Popular

•	On 30 June, following Banco Popular’s incorporation, the Group’s fully loaded CET1 ratio at the end of the second quarter was 9.58%.

•

In July, Banco Santander made a capital increase to reinforce and optimise the Bank’s equity structure so as to adequately cover the acquisition of 100% of Banco Popular’s share capital. This transactions contributes 114 b.p. to the Group’s fully loaded CET1, thus the net impact of the acquisition and the capital increase was neutral.

•

In regulatory terms, the total proforma capital ratio was 14.64% and the phase-in CET1 12.08%. The minimum ratios required by the European Central Bank for Grupo Santander on a consolidated basis for 2017 are 11.25% for the total capital ratio and 7.75% for the CET1.

 Eligible capital (excluding-Popular). June 2017

    € million

	Phase-in	Fully-loaded
CET1	70,194	61,877
Basic capital	72,934	68,941
Eligible capital	85,960	82,945
Risk-weighted assets	576,947	576,947

CET1 capital ratio	12.17	10.72
T1 capital ratio	12.64	11.95
Total capital ratio	14.90	14.38

 Eligible capital proforma*. June 2017

    € million

	Phase-in	Fully-loaded
CET1	76,091	67,523
Basic capital	78,558	74,587
Eligible capital	92,283	89,273
Risk-weighted assets	630,130	630,130

CET1 capital ratio	12.08	10.72
T1 capital ratio	12.47	11.84
Total capital ratio	14.64	14.17

(*) Including Banco Popular and the capital increase completed on 27 July 2017

FINANCIAL REPORT 2017	19

JANUARY - JUNE    » Risk management

  RISK MANAGEMENT

The Group’s NPL ratio and cost of credit were 3.55% and 1.19%, respectively, excluding Banco Popular. These indicators continued to maintain their favourable trend. The NPL ratio was 74 b.p. lower year-on-year, (-20 b.p. quarter-on-quarter) and the cost of credit remained stable.

Loan-loss provisions were 6% lower year-on-year, on a like-for-like basis and isolating the forex impact, and coverage stood at 73%.

Banco Popular’s NPL ratio was 20% at the end of June and the coverage ratio 61%.

 Credit risk management excluding Popular

Non-performing loans (excluding Banco Popular) stood at €29,745 million at the end of June, 8% lower than in the first quarter and 18% year-on-year. The NPL ratio was 3.55% (-74 b.p. year-on-year; -20 b.p. quarter-on-quarter).

Loan-loss provisions amounted to €21,625 million (coverage of 73%, at constant perimeter). In order to properly view this figure, it should be remembered that the NPL ratios of the UK and Spain are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

The cost of credit was 1.19%, meeting the target set and remaining broadly stable in the last few quarters.

 Credit risk management (excluding Popular)

    € million

	30.06.17	30.06.16	Var.%	31.12.16
Non-performing loans	29,745	36,291	(18.0)	33,643
NPL ratio (%)	3.55	4.29		3.93
Loan-loss allowances	21,625	26,317	(17.8)	24,835
For impaired assets	13,041	17,667	(26.2)	15,466
For other assets	8,585	8,650	(0.8)	9,369
Coverage ratio (%)	72.7	72.5		73.8
Cost of credit (%)	1.19	1.19		1.18

The NPL and coverage ratios of the main countries where the Group operates are set out below:

•	Spain continued with positive performance. Its NPL ratio was 4.99% (-23 b.p. in the quarter) and coverage 46%.

The Real Estate unit in Spain ended June with a NPL ratio of 91% and coverage of 53%.

•	Santander Consumer Finance’s NPL ratio was 2.61%. This was 1 b.p. lower than in the first quarter of 2017. Coverage was 106%.

•

In Poland the NPL ratio improved to 4.66% (-54 b.p. in the quarter), mainly due to the good performance of the portfolio of companies and the sale of non-performing loans of SMEs and individuals. Coverage was 67%.

•	Portugal’s NPL ratio was 80 b.p. lower in the quarter at 7.67%, largely due to portfolio sales. Coverage was 60%.

•

In the United Kingdom the NPL ratio was 1.23% (-8 b.p. in the quarter). The various portfolios continued to perform well, particularly mortgages and companies. Coverage was 33% (bearing in mind that 79% of the balance are mortgages).

•	In Brazil the NPL ratio remained stable at 5.36%. Coverage was 96%, up from 93% at the end of 2016.

 Non-performing loans by quarter (excluding Popular)

    € million

	2016				2017
	1Q	2Q	3Q	4Q	1Q	2Q
Balance at beginning of period	37,094	36,148	36,291	34,646	33,643	32,158
Net additions	1,668	2,221	1,763	1,710	1,583	2,255
Increase in scope of consolidation	13	664	21	36	18	—
Exchange rate differences and other	72	869	(44)	315	536	(854)
Write-offs	(2,699)	(3,612)	(3,385)	(3,063)	(3,623)	(3,813)
Balance at period-end	36,148	36,291	34,646	33,643	32,158	29,745

20	FINANCIAL REPORT 2017

JANUARY - JUNE    » Risk management

•	Mexico’s NPL ratio dropped 19 b.p. in the quarter to 2.58%, thanks to the good performance of mortgages and companies. Coverage was 114%.

•	Chile’s NPL ratio rose to 5.00% (+ 7 b.p. in the quarter), due to lower lending by Global Corporate Banking and an increase in consumer credit non-performing loans. Coverage remained at 58%.

•	In the United States the NPL ratio was 2.64% (+21 b.p. in the quarter) and coverage 183%.

-	Santander Bank’s NPL ratio was 10 b.p. higher than March 2017 at 1.16%, largely due to the good performance of the companies segment. Coverage was 102%.

-	Santander Consumer USA’s NPL ratio rose to 5.28%, mainly due to the forbearance portfolio. Coverage was 239%.

 Credit quality ratios including Banco Popular

•	Banco Popular’s non-performing loans stood at € 20,969 million, and the NPL ratio was 20%. Loan-loss provisions amounted to €12,689 million (coverage ratio of 61%).

•	As a result, the Group’s NPL ratio after integrating Banco Popular was 5.37% and the coverage ratio 68%.

 Structural FX ex-Popular

•	As regards structural exchange rate risk, Santander maintains a fully-loaded CET1 coverage level of around 100% in order to protect itself from currency movements.

 Market risk excluding Popular

•

The risk of trading activity in the second quarter of global corporate banking, measured in daily VaR terms at 99%, fluctuated between €10.6 million and €63.2 million. These figures are low compared to the size of the Group’s balance sheet and activity.

•

The average VaR maintained a downward trend in the quarter, although it increased slightly at the end of June. On May 19 there was a one-off rise due to political events in Brazil, which made the markets volatile.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of June was €28.7million.

 Trading portfolios*. VaR by geographic region

    € million

	2017		2016
Second quarter	Average	Latest	Average

Total	22.1	27.0	19.4
Europe	7.1	7.3	9.2
USA and Asia	2.0	1.2	1.0
Latin America	21.6	24.6	14.2
Global activities	0.3	0.2	0.4

(*) Activity performance in Global Corporate Banking financial markets

 Trading portfolios*. VaR by market factor

    € million

First quarter	Min.	Avg.	Max.	Last
VaR total	10.6	22.1	63.2	27.0
Diversification efect	(2.1)	(9.7)	(39.9)	(5.8)
Interest rate VaR	11.8	18.1	70.4	17.1
Equity VaR	1.0	2.7	5.9	2.1
FX VaR	2.2	7.4	15.7	10.1
Credit spreads VaR	2.9	3.7	5.1	3.4
Commodities VaR	—	—	—	—

(*) Activity performance in Global Corporate Banking financial markets

FINANCIAL REPORT 2017	21

JANUARY - JUNE    » Risk management

» REAL ESTATE ACTIVITY

•

The Group reports non-core real estate activity in a separate unit, Real Estate Activity Spain, which includes customer loans that are mainly for real estate promotion, and has a specialised management model, a stake in SAREB, the remaining assets of Metrovacesa, the assets of the former real estate fund and foreclosed assets.

•	The Group’s strategy in the last few years has been to reduce these assets, mainly loans and foreclosed assets.

•

We are in an environment of stronger economic growth forecast, where unemployment is expected to keep on falling and, as a result, private consumption will rise. The real estate market is gaining traction, as shown by the latest property sale figures and upward house prices. In this context, our Real Estate Activity Spain unit sold units for an amount 34% higher than in the first half of 2016.

•

Net lending at the end of June stood at € 1,215 million, 35% lower in the first six months and 43% year-on-year. Foreclosed assets and rentals recorded a combined reduction of 12% in the last 12 months.

Real estate activity including Banco Popular

•

The sum of Real estate activity Spain and Popular’s exposure is € 15,384 million net (coverage of 63%), of which € 11,107 million were real estate assets with coverage of 59% and € 4,277 million were real estate loans, with coverage of 69%.

•

As announced after Banco Popular’s acquisition, the Group aims to reduce the non-productive real estate assets to insignificant levels over a period of less than three years, although it could be significantly shorter.

 Real estate activity June’17

    € million

	Total Santander Group*
	Gross value	% Coverage	Net value
Real estate assets	27,048	59	11,107
- Foreclosed	23,470	64	8,552
- Rentals	3,578	29	2,555
Non-performing real estate loans	14,000	69	4,277
Assets + non-performing real estate	41,048	63	15,384

(*) Including Banco Santander’s Real Estate Activity Spain and the total real estate assets of Banco Popular’s perimeter

22	FINANCIAL REPORT 2017

JANUARY - JUNE    » Business information

» DESCRIPTION OF THE BUSINESSES

In 2017 Grupo Santander is maintaining the same general criteria applied in 2016, as well as the business segments, with the following exceptions:

•

In the second quarter of 2016, and in order to make it comparable with the same period of 2015, the contribution to the Single Resolution Fund (SRF) of €120 million net was reclassified to “Net capital gains and provisions” from “Other operating results.” In the fourth quarter, this reclassification was reversed. In the information presented here, and in order to facilitate the quarterly comparison, the contribution to the SRF is recorded in “Other operating results”. This change affects the composition of the consolidated Group accounts, Spain, Santander Consumer Finance and Portugal, but not the attributable profit.

•

Assigning to the various countries and global segments the capital gains and non-recurring provisions that were being presented in the Corporate Centre. They relate to the second and fourth quarters of 2016 and affect the attributable profit of the units of Spain (-€216 million), Santander Consumer Finance (+€25 million), Poland (+€29 million), United Kingdom (-€30 million), United States (-€32 million) and, as a counterpart of all of them, the Corporate Centre itself (+€231 million). The Group’s total attributable profit does not change.

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Global Corporate Banking. This change has no impact on the geographic businesses.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

United States Includes the holding Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

FINANCIAL REPORT 2017	23

JANUARY - JUNE    » Business information

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Global Corporate Banking and Spain Real Estate Activity.

Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the Global Customer Relationship Model. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with commercial banking customers), as well as equities business.

The acquired perimeter of Banco Popular is temporarily presented separately.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issues.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

24	FINANCIAL REPORT 2017

JANUARY - JUNE    » Business information by geographic area

Net operating income		s/ 1Q’17			s/ 1H’16
€ million	2Q’17	%	% w/o FX	1H’17%		% w/o FX
Continental Europe	1,486	(12.3)	(12.3)	3,180	6.0	5.5
o/w: Spain	545	(26.4)	(26.4)	1,286	5.8	5.8
Santander Consumer Finance	614	(0.4)	0.2	1,230	7.4	6.7
Poland	212	21.5	18.8	387	6.2	3.8
Portugal	128	(17.2)	(17.2)	283	(9.9)	(9.9)
United Kingdom	821	15.8	15.9	1,529	6.8	18.0
Latin America	3,475	(0.8)	2.8	6,976	37.4	22.4
o/w: Brazil	2,269	(5.6)	(0.3)	4,672	51.2	26.1
Mexico	553	9.6	4.0	1,058	12.7	17.4
Chile	383	0.5	5.1	765	15.7	7.5
USA	1,035	(0.7)	2.6	2,077	(9.9)	(12.6)
Operating areas	6,816	(1.9)	0.4	13,762	16.5	11.1
Corporate Centre	(458)	(0.4)	(0.4)	(919)	28.6	28.6
Total Group (Ex-Popular)	6,358	(2.0)	0.5	12,844	15.7	10.0
Popular	43			43
Total Group	6,401	(1.3)	1.1	12,887	16.1	10.4

Attributable profit to the Group		s/ 1Q’17			s/ 1H’16
€ million	2Q’17	%	% w/o FX	1H’17%		% w/o FX
Continental Europe*	694	(10.2)	(10.1)	1,468	13.0	12.5
o/w: Spain*	241	(33.3)	(33.3)	603	17.1	17.1
Santander Consumer Finance*	319	1.7	2.4	633	18.9	18.0
Poland*	83	39.7	36.8	142	2.4	0.1
Portugal	107	(14.4)	(14.4)	233	15.8	15.8
United Kingdom*	408	(2.0)	(2.0)	824	(2.2)	8.1
Latin America	1,050	0.0	3.5	2,100	39.4	26.1
o/w: Brazil	610	(3.8)	1.5	1,244	57.9	31.7
Mexico	187	14.5	8.7	350	21.3	26.4
Chile	149	1.3	5.9	297	19.7	11.2
USA	149	56.5	60.8	244	1.5	(1.6)
Operating areas*	2,301	(1.4)	0.3	4,636	19.2	16.4
Corporate Centre*	(563)	20.4	20.4	(1,031)	41.5	41.5
Total Group (Ex-Popular)*	1,738	(6.9)	(4.8)	3,605	14.1	10.8
Neto de plusvalías y saneamientos	—	—	—	—	(100.0)	(100.0)
Total Group (Ex-Popular)	1,738	(6.9)	(4.8)	3,605	23.8	20.3
Popular	11			11
Total Group	1,749	(6.4)	(4.2)	3,616	24.2	20.7

(*).- In the units, underlying attributable profit (excluding net capital gains and provisions) in 1H’16

Gross customer loans w/o repos		s/ 1Q’17			s/ 1H’16
€ million	2Q’17	%	% w/o FX	1H’17%		% w/o FX
Continental Europe	304,655	0.6	0.9	304,655	0.4	0.2
o/w: Spain	151,533	0.6	0.6	151,533	(3.7)	(3.7)
Santander Consumer Finance	88,919	2.2	2.8	88,919	8.1	8.3
Poland	22,158	1.2	1.1	22,158	8.9	3.8
Portugal	28,770	(0.0)	(0.0)	28,770	(3.8)	(3.8)
United Kingdom	235,439	(2.9)	(0.2)	235,439	(6.6)	(0.6)
Latin America	152,155	(7.0)	1.0	152,155	3.0	6.5
o/w: Brazil	73,368	(9.6)	0.5	73,368	1.8	6.6
Mexico	29,573	(1.4)	1.4	29,573	2.7	2.5
Chile	36,359	(7.4)	(1.2)	36,359	0.1	2.9
USA	80,370	(6.4)	(0.1)	80,370	(8.1)	(5.5)
Operating areas	772,617	(2.8)	0.4	772,617	(2.3)	0.5
Total Group (Ex-Popular)	777,897	(2.8)	0.5	777,897	(2.2)	0.6
Popular	93,101			93,101
Total Group	870,998	8.9	12.5	870,998	9.5	12.6

Customer funds (deposits w/o repos + mutual funds)		s/ 1Q’17			s/ 1H’16
€ million	2Q’17	%	% w/o FX	1H’17%		% w/o FX
Continental Europe	338,812	3.1	3.2	338,812	8.3	7.9
o/w: Spain	239,269	4.5	4.5	239,269	9.4	9.4
Santander Consumer Finance	35,486	(0.5)	0.0	35,486	7.6	7.7
Poland	26,727	1.3	1.3	26,727	10.5	5.3
Portugal	31,857	1.8	1.8	31,857	1.6	1.6
United Kingdom	208,546	(2.1)	0.6	208,546	(1.5)	4.8
Latin America	193,366	(2.0)	6.7	193,366	11.0	14.9
o/w: Brazil	102,676	(1.6)	9.5	102,676	12.2	17.5
Mexico	39,730	1.5	4.3	39,730	7.6	7.3
Chile	32,677	(4.6)	1.7	32.677	4.7	7.7
USA	63,745	(11.2)	(5.3)	63,745	(3.6)	(0.9)
Operating areas	804,469	(0.8)	2.6	804,469	5.2	7.9
Total Group (Ex-Popular)	804,742	(0.8)	2.6	804,742	5.1	7.8
Popular	70,570			70,570
Total Group	875,312	7.9	11.6	875,312	14.3	17.2

FINANCIAL REPORT 2017	25

JANUARY - JUNE    » Business information by geographic area

SPAIN*

  FIRST HALF HIGHLIGHTS

  The strategies to increase customer capturing and loyalty, means of payment and digital developments are yielding good results.

  Of note, growth in lending to companies (+29% year-on-year in new lending in International Business).

  Solid leadership in the main league tables in Wholesale Banking.

  Record first half in attracting digital customers, close to 3 million, and sharp rise in new digital lending.

  The first half attributable profit was 17% higher year-on-year at €603 million.

Commercial activity

•   A new 1l2l3 Smart offer was launched, 100% digital and aimed at millennial customers, with tailored products and financing.

•   Significant rise in issuance of cards in the first half, with more than a million sold and a credit turnover of 43% year-on-year.

•   In companies, good evolution of loans in the second quarter: +29% in new lending in international business and +10% in commercial credit.

•   We maintained our solid leadership in Wholesale Banking league tables for products such as cash management, trade and supply chain management.

•   All of this has spurred customer loyalty year-on-year (+35% individuals and +20% companies).

•   In the digital arena, we are the only bank to offer mobile phone payments with Apple Pay and Samsung Pay (market share in payments of more than 50%). Also strong growth in new digital business: +158% in mortgages, +142% in lending and +73% in foreign trade.

Business evolution

•   The stock of credit remained stable in the second quarter, as new lending continued to recover. New lending grew 13% year-on-year: +30% mortgages and +13% consumer credit.

•   Year-on-year and quarter-on-quarter growth in deposits (+20% in demand deposits, in line with our 1l2l3 strategy).

•   Mutual funds rose 15% year-on-year. June was a record month for net capturing. Premiums from insurance protection products also rose.

Results

The second quarter attributable profit was down 33% quarter-on-quarter at €241 million, due to lower gains on financial transactions and the contribution to the Single Resolution Fund (€75 million net of taxes).

The first half attributable profit was €603 million, double that of the same period of 2016, which was affected by non-recurring results. Underlying profit rose 17%. By lines:

•   The good performance of fee income (+14% year-on-year) offset the pressure on net interest income and lower gains on financial transactions. Rises in both, retail banking and GCB.

•   Operating expenses continued to fall, the fruit of the efficiency plan in 2016.

•   Sharp fall in provisions, which continued to normalise. Further reduction in the cost of credit for the 13th consecutive quarter to 0.33% from 0.45% in June 2016. The NPL ratio dropped to 4.99% (-107 b.p. b.p. year-on-year) and coverage stood at 46%.

Detailed financial information on page 48

*	Ex-Popular

26	FINANCIAL REPORT 2017

JANUARY - JUNE    » Business information by geographic area

SANTANDER CONSUMER FINANCE

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  Year-on-year increase in new loans in our core countries.

  We continued to gain market share, underpinned by a solid business model: diversification, critical mass in key products, efficiency and credit quality.

  Attributable profit of €633% million, 13% more than the underlying profit in the first half of 2016.

Commercial activity

•   Santander Consumer Finance continued to gain market share in the first half, underpinned by a solid business model: geographic diversification, critical mass in key products, better efficiency than its competitors and a common risk system that enables high credit quality to be maintained.

•   The focuses of management in the second quarter were:

–  Boost auto finance and consumer credit through agreements with retail distributors as well as producers.

–  Strengthen our digital channels.

Business evolution

•   New lending increased 8% in the first half year-on-year, spurred by auto finance (+10%).

•   Growth in the main units, particularly in Italy, France and the Nordic countries (+20%, +13% and +10%, respectively).

•   Of note in funds were stable customer deposits at around €35,500 million, something that distinguishes us from our competitors.

•   Recourse to wholesale funding was €4,601 million in the first half, via senior issues and securitisations.

•   Customer deposits and medium and long-term issues-securitisations placed in the market covered 76% of net lending at the end of June.

Results

Compared to the first quarter, attributable profit was 2% higher, as the lower provisions and costs were offset by the slight drop in gross income, due to competitive and regulatory pressures.

Attributable profit was €633 million in the first half, 13% more than in the first half of 2016, when capital gains of VISA Europe were recorded. Underlying profit rose 18%, as follows:

•   Higher gross income, mainly due to net interest income (+7% year-on-year spurred by larger volumes).

•   Operating expenses rose less than gross income, which improved the efficiency ratio by 85 b.p. to 44.5%.

•   Loan-loss provisions fell 37%. Good performance of the cost of credit thanks to the exceptional situation of portfolios and good management. The NPL ratio was 2.61%, 34 b.p. lower than in the first half of 2016. Coverage stood at 106%.

•   The main units by profit are: the Nordic countries (€175 million), Germany (€151 million) and Spain (€115 million).

Detailed financial information on page 49

FINANCIAL REPORT 2017	27

JANUARY - JUNE    » Business information by geographic area

POLAND

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  Strong focus on management of spreads, revenues and costs in an environment of low interest rates.

  Santander remains focused on mortgages, SMEs, leasing and corporates, and continues to be the market leader in mobile and online banking.

  Attributable profit affected by the extraordinary contribution to the Deposit Guarantee Fund (BGF) and its being non-tax deductible, and the higher impact of the tax on assets.

  On the other hand, profit before tax rose 10% year-on-year fuelled by the good performance of net interest income, fee income, costs and provisions.

Commercial activity

•   The Bank´s main goal is to become the bank of first choice, responding to and predicting customer expectations. Transformation objectives focus on increasing sales productiveness, cost-efficiency and implementing innovations.

•   Santander remains as benchmark bank in innovation and digital channels.

•   For the third consecutive year, Bank Zachodni WBK was recognised as the Best Bank in Poland by Euromoney Awards for Excellence, one of the two world’s most prestigious financial sector competitions. The jury pointed out the Bank’s excellent financial results combined with the effective implementation of its digital transformation programme. In addition, Bank Zachodni WBK received the Best Bank in Poland for SMEs award.

•   Both, digital and loyal customers rose in the last twelve months. Of note was the increase of 10% in loyal companies.

Business evolution

•   Loans rose year-on-year backed by the Bank’s target segments: SMEs (+7%) and individuals (+6%). By products, mortgages (+6%), credit cards (+7%) and cash loans (+6%). Corporate lending increased 1% and GCB 10%.

•   Deposits increased year-on-year boosted by SMEs (+10%) and individuals (+5%). The continued strategy of reducing the cost of funding reflected the 12% increase in demand deposits and the 8% decline of term deposits. This evolution maintained our solid funding structure (net loan-to-deposit ratio of 90%).

Results

The second quarter attributable profit of €83 million was 37% higher than the first quarter, backed by revenues and greater collection of dividends, which occurs seasonally in the second quarter.

The first half attributable profit was €142 million, 17% lower than in 2016, when non-recurring results were recorded. Excluding them, attributable profit was unchanged affected by the extraordinary contribution to the DGF and its being non-tax deductible, and the higher impact of tax on assets.

Profit before taxes was 10% higher due to:

•   Revenues increased, boosted by net interest income (+10%) and fee income (+8%), partially offset by lower gains on financial transactions (-55%).

•   Costs remained under tight control, presenting a flat evolution, due to slightly higher personnel costs (+3%) and significantly lower general administrative expenses (-5%).

•   Lower loan-loss provisions with material improvement in the NPL ratio and the cost of credit. The NPL ratio stood at 4.66% (5.84% in June 2016) and the cost of credit improved to 0.65% (0.75% in June 2016).

Detailed financial information on page 50

28	FINANCIAL REPORT 2017

JANUARY - JUNE    » Business information by geographic area

PORTUGAL*

  FIRST HALF HIGHLIGHTS

  Strategy to transform the commercial model in order to improve the quality of service.

  Lending was affected by the sale of portfolios, while deposits continued to grow and focused on demand deposits (+30%).

  Profit was higher than in the first half of 2016 backed by lower costs and provisions, which more than offset the reduced revenues from the sale of loan and ALCO portfolios.

Commercial activity

•   The Bank is maintaining its strategy of transforming the commercial model, streamlining processes and developing new multi channel distribution solutions in order to improve the quality of customer service and efficiency.

•   Activity in banking for individuals continues to be underpinned by the 1|2|3 World programme. This continued to evolve positively, with a strong increase in the number of accounts, credit cards and protection insurance. This was because 51% of customers were not credit card holders, 66% did not have insurance and 25% did not have direct debiting from their accounts.

•   The focus in companies remained on increasing the number of customers and the volume of business, with various initiatives such as Santander Advance’s non-financial offer, the launch of new digital platforms and of a €1,600 million credit line to support SMEs. As part of its target to be the reference bank and support the country’s economy, the Top Exporta conference was held in May at which the best exporters were singled out.

•   These measures are reflected in the strong growth of the customer base and increased loyalty, (individuals, +23%, companies, +43%). Euromoney recognised the bank as the best in Portugal.

Business evolution

•   Significant increases in new loans to individuals and companies, notably mortgages, which continued to register market shares of around 19% following the launching of new campaigns.

•   This growth is not yet reflected in the year-on-year stock of credit, which fell, as it was partly eroded by the sale of some portfolios. Stable compared to December 2016 and the second quarter.

•   Demand deposits increased 30% year-on-year, reflecting the strategy adopted to improve the cost of funding, which fell from 0.51% in June 2016 to 0.25% a year later. Mutual funds up 20%.

Results

In the second quarter, attributable profit was 14% lower, mainly due to lower gains on financial transactions from the sale of portfolios and the contribution to the SRF.

The first half attributable profit was 16% higher year-on-year at €233 million. By lines:

•   Gross income affected by lower balances from the sale of loan and ALCO portfolios in 2016.

•   Fall in operating expenses from the policy of optimising the commercial structure in order to adjust it to the business environment.

•   Recovery of provisions from the sale of loan portfolios. Improved credit quality: NPL ratio of 7.67%, down from the peak of 10.5% after Banif’s incorporation in the middle of 2016.

Detailed financial information on page 51

*	Ex-Popular

FINANCIAL REPORT 2017	29

JANUARY - JUNE    » Business information by geographic area

UNITED KINGDOM

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  Strong business performance, cost discipline and good credit quality supported by still resilient UK macro-economic conditions.

  Solid growth in loans to corporates despite a competitive and uncertain operating environment.

  Digital transformation continued to support operational efficiency and customer experience.

  Higher revenues and broadly stable costs produced an 8% increase in profit before tax.

Commercial activity

Santander UK is well positioned to succeed despite the more challenging macro environment:

•   Leverage the 1|2|3 World strategy, which has transformed our business. Customers increased by 43,000 to 5.2 million since the end of 2016. Retail current account balances were up by £1,500 million, and continue to show positive net inflows.

•   We continue to develop our digital proposition: self-service investment platform (Investment Hub), mortgage application serviced via video link and the continued enhancement of our international offering for SMEs.

•   Loyal customers continued to increase, and digital customers reached 4.8 million (+11% year-on-year).

The implementation of our Banking Reform structure is well advanced, with the chosen model minimising the impact on customers and maintaining long-term flexibility.

Business evolution

•   Customer lending was broadly flat since the end of 2016, with lending to companies continuing to perform well (up 3%).

•   Gross mortgage lending was £11,600 million, including 10,900 first-time home buyers.

•   Customer deposits excluding repos increased 5% driven by 1|2|3 World. The strategy of reducing time deposits and growing current accounts continues.

Results

Second quarter attributable profit of € 408 million, similar to that in the first quarter. Good performance of gross income (net interest income and gains on financial transactions) offsetting the increase in provisions, additional conduct remediation charges and taxes.

First half attributable profit of € 824 million, down 4% from the first half of 2016 when the capital gains of VISA Europe and restructuring costs were recorded. Underlying profit rose 8%. Noteworthy aspects:

•   Net interest income up 8% year-on-year, driven by retail liability improvement, partially offset by standard variable rate (SVR) attrition and new asset margin pressures.

•   Net fee income was up 6% year-on-year, mainly from increases in banking, credit card and investments fee income.

•   Operating expenses were broadly flat, as efficiency improvements absorbed investments in business growth, the continued enhancements to our digital channels and the banking reform costs of £42 million.

•   Credit quality remained strong in all loan portfolios. The NPL ratio improved to 1.23%, and the cost of credit remained close to zero.

Detailed financial information on page 52

30	FINANCIAL REPORT 2017

JANUARY - JUNE    » Business information by geographic area

BRAZIL

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  We remained positioned to grow more profitably, and increase loyalty and transactions based on a better customer experience.

  Continued positive trend in customer revenues, due to the good dynamics of almost all fee income lines and net interest income, which grew backed by volumes, spreads and liabilities.

  Loan-loss provisions remained virtually unchanged, maintaining the good evolution in credit management.

  Further improvement in profitability: attributable profit 32% higher year-on-year at € 1,244 million.

Commercial activity

Of note among the strategic measures taken in the second quarter, all of them based on increasing transactions with customers, were:

•   In card business, lending turnover rose for the seventh quarter running. AAdvantage programme cards began to be sold in April, with 80% of cards activated.

•   In acquiring business, Getnet continued to perform much better than the market. Total turnover rose 36% and market share increased to 11.4% (+2.5 p.p.).

•   In consumer finance, we expanded the new digital model +Negocios to the website and to the goods and services segment.

•   The Santander Way app exceeded 6.5 million downloads and 19 million logins a month. It has new functionalities and scored 5 stars in the app markets.

•   These measures resulted in double digit growth in the number of loyal and digital customers. The volume of digital transactions also rose.

•   Euromoney recognised Santander as the best bank in Brazil.

Business evolution

•   Lending rose 7% year-on-year, with further market share gains. Loans to individuals rose 11%, consumer finance 20% and to SMEs 7%. Credit growth to SMEs accelerated for the third straight quarter.

•   Funds increased, mainly time deposits (+40%), after replacing letras financieras by lower-cost deposits, and mutual funds (+9%).

Results

Attributable profit of €610 million in the second quarter (+1% quarter-on-quarter), backed by higher commercial revenues, control of costs and lower provisions.

First half attributable profit 32% higher year-on-year at €1,244 million. Of note:

•   Good performance of net interest income (+14%), mainly due to revenue from funds (+50%) and from loans (+8%), both of them supported by greater volumes and spreads.

•   Fee income rose 20%, mainly from cards (+46%), acquiring business (+27%), capital markets (+24%) and current account fees (+22%).

•   Costs remained under control. Total operating expenses, however, rose more than inflation in the first half due to the variable components that accompanied the business growth (of note Getnet, which increased with gains in efficiency). The efficiency ratio improved 3.9 p.p. to 35.3%.

•   Stable loan-loss provisions and the cost of credit (4.79%) was lower than in the previous three quarters. The NPL ratio (5.36%) and coverage (96%) were also better.

Detailed financial information on page 54

FINANCIAL REPORT 2017	31

JANUARY - JUNE    » Business information by geographic area

MEXICO

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  Strategy centred on being the main bank of our customers, increasing attraction and loyalty and the use of digital channels.

  Commercial focus on enhancing the offer of the Santander Plus programme.

  The strategy continued to produce double-digit growth in deposits and in lending to SMEs and medium-size firms.

  Attributable profit up 26% year-on-year. Of note net interest income (+14%).

Commercial activity

New measures were implemented in the second quarter in various segments:

•   The commercial strategy continues to drive the use of digital channels, attracting new customers and domiciling payments.

•   We added new benefits to the Santander Plus programme and facilitated their inscription via alternative channels such as ATMs and SuperNet, fostering multi channels. So far more than 1.9 million customers have registered, 52% of whom are new.

•   Focus on replacing mortgages with the Hipoteca Personal through a temporary promotion. In payroll, we continued the commercial efforts in portability and launched PTU campaigns (employee profit sharing) to capture investments.

•   The Fiesta Rewards credit card was re-launched, strengthening its benefits and releasing a new image. Insurance was promoted via ATMs.

•   In companies and institutions, we are maintaining the strategy of attracting the payroll of corporate clients and launched a new campaign for SMEs.

•   The Select Me programme was launched which seeks to support women, including solutions that help their day-to-day professional development.

Business evolution

•    All these measures were reflected in a year-on-year rise in lending, both to individuals, which rose 5% (+9% consumer credit, +2% mortgages and +6% credit cards), as well as to companies (+11%) and SMEs (+9%).

•   Customer funds also increased, with double-digit growth in current accounts of individuals (+17%) as well as in time deposits.

•   Consistent contribution of GCB to business growth and pre-tax profit.

Results

Attributable profit grew 9% quarter-on-quarter to €187 million, due to the good performance of gross income and stable provisions.

The first half attributable profit was 26% higher year-on-year at €350 million. By lines:

•   Net interest income rose 14%, due to higher interest rates as well as growth in loans and deposits. Fee income increased 7%, mainly from transactional banking.

•   Operating expenses were higher because of new commercial projects to attract customers and increase their loyalty, as well as ongoing investments. Despite this, the efficiency ratio improved to 39.1%.

•   Loan-loss provisions increased because of the disposal of non-performing loans in the first and second quarters of 2017.

Detailed financial information on page 55

32	FINANCIAL REPORT 2017

JANUARY - JUNE    » Business information by geographic area

CHILE

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  The bank continued focusing on the quality of customer service and on transforming the branch network (WorkCafé).

  The growth strategy in low risk segments produced further improvements in the quality of the portfolio and in the cost of credit.

  Growth in mutual funds and advisory businesses in Global Corporate Banking, Companies and Institutions drove fee income.

  Attributable profit up 11%, spurred by dynamic commercial revenues, control of costs and provisions.

Commercial activity

The Group maintained its strategy of offering long-term profitability in a scenario of lower spreads and greater regulations:

•   The Bank continued to centre on improving the quality of customer attention and transforming the commercial banking segment, particularly in business with medium-high income customers and SMEs.

•   The transformation of the traditional network toward a new branch model continued, with the new WorkCafé branches. These branches are more productive than traditional ones and improve customer satisfaction.

•   The Worldmember Limited card was launched, focused on high-income clients.

•   Digitalisation is producing an increase in digital customers. Their number is now more than 980,000 (+4% year-on-year). Loyal customers also increased (+8% individuals and +12% companies).

•   Best Chile recognised the Bank as the Best Company for Employee Financial Future, and Euromoney as Best Bank in Chile and Best Investment Bank in Chile.

Business evolution

•   Lending rose 3% year-on-year due to high-income clients (+10%) and SMEs (+5%). Also of note was the 10% growth in consumer credit, while mortgages grew at a slower pace after rising extraordinarily in 2015-2016.

•   Deposits rose 1%, mainly time deposits, and mutual funds 39% year-on-year.

Results

The second quarter profit was €149 million (+6% quarter-on-quarter), thanks to the growth in net interest income and gains on financial transactions.

The first half profit was 11% higher year-on-year at €297 million, mainly due to the rise in net interest income and fee income, control of costs and lower provisions. By lines:

•   Net interest income was up 4%, underpinned by higher volumes in target segments and management of the cost of funds. Gains on financial transactions grew 6% and fee income 11%: that from mutual funds (+15%), insurance (+36%) and financial advisory services (+222%).

•   Operating expenses rose 3% as we rolled out the digital strategy and the measures to generate efficiencies began to bear fruit. The efficiency ratio improved to 40.7%.

•   Provisions fell, with improvement in the situation of loans to individuals and SMEs. All credit quality indicators improved: cost of credit 1.37%, NPL ratio 5.00% and coverage 58%.

Detailed financial information on page 56

FINANCIAL REPORT 2017	33

JANUARY - JUNE    » Business information by geographic area

ARGENTINA

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  The integration of Citibank’s retail banking proceeded according to schedule.

  Focus on Santander Select and Pymes Advance, on exploiting intermediation growth and on becoming a digital bank. Pymes Advance, on exploiting intermediation growth and on becoming a digital bank.

   Attributable profit was 36% higher year-on-year, driven by net interest income and fee income.

Commercial activity and business evolution

•

After taking control of Citibank’s retail network on March 31, the priorities are to complete the integration, obtain synergies and enhance customer and employee satisfaction. The impact on the number of customers is very low and less than expected. Including Citibank, our market share is now almost 12%.

•	In order to keep on improving the quality of service and strengthen our leadership position, we are maintaining the focus on the multi channel projects, Select and Pymes Advance.

•

The branch transformation plan continued, with 259 branches transformed so far (65% of the total network). Penetration of the Santander Río Mobile app increased (646,000 users, 26% of active customers).

•

All these actions are reflected in customer satisfaction (the best in the market), growth in loyal customers (+28%) and in digital ones (+16%), increasing cross-selling, loyalty of transaction banking customers and profitability.

•

Lending rose 58% year-on-year and deposits 63% (due to demand deposits). These figures have an impact of around 14 p.p. in loans and 20 p.p. in deposits due to Citibank’s entry. Excluding it, there was notable growth in consumer credit and in UVA mortgages indexed to inflation. Santander Río is the leader in new lending in this segment, with a market share of 21%.

Results

Attributable profit was 18% lower in the second quarter than in the first , due to the charges made for speeding up Citibank’s integration.

The first half profit was 36% higher year-on-year at €193 million, including the first three months’ control of Citibank’s retail network:

•

The commercial strategy and the greater business volumes boosted net interest income by 63% and fee income by 51%. Of note was fee income from maintaining accounts, securities, mutual funds and foreign currency.

•

Operating expenses increased less than gross income, despite the impact of the salary agreement, the expansion of the branch network and investments in transformation and technology. Net operating income rose 46% and the efficiency ratio improved to 56.0%.

•	Loan-loss provisions increased in line with lending, which maintained the high credit quality. The NPL ratio was 2.21% and coverage 110%.

PERU	FIRST HALF HIGHLIGHTS (changes in constant euros) Business continued to grow, despite the economic slowdown. The first half attributable profit was unchanged year-on-year.

Commercial activity and business evolution

•	The strategy remains focused on the corporate segment, large companies and the Group’s global customers.

•	The auto finance company continued to consolidate its activity, with double digit growth in revenues and a gain in market share.

•	Lending was 1% higher year-on-year.

Results:

•	The second quarter profit was 29% higher than the first quarter’s, spurred by higher gross income and lower costs.

•

The first half profit was €18 million. Gross income was down 3% due to reduced fee income from the lower activity in infrastructures, which was offset by higher gains on financial transactions. Costs were held and the efficiency ratio was 31.5%.

•	High credit quality (NPL ratio of 0.55% and very high coverage), which lowered the cost of credit.

34	FINANCIAL REPORT 2017

JANUARY - JUNE    » Business information by geographic area

URUGUAY

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  The Group continued to be the country’s leading private sector bank, focusing on retail banking and improving efficiency and the quality of service.

  Lending grew to target segment (SMEs) and products (consumer credit).

  Attributable profit rose undepinned by commercial revenues.

Commercial activity and business evolution

The following commercial actions were developed in the first half:

•

Santander continues to focus on improving customer satisfaction and increasing customer loyalty. The Verano Select Experience, a new way of relating to our customers, was launched in the first quarter and is having a big impact on our Select clients.

•

As part of the process to digitalise and modernise channels, we launched the Buzonera Inteligente. These on-line deposit terminals cover 70% of the bank’s network. The finance companies launched the second version of the app, via which customers can access all services, including loans. This element distinguishes us from our competitors.

•	We continued to innovate and in May opened a new centre specialised in mortgages and auto finance, transforming a traditional branch with a specialized lay out.

•	We continued to advance in our growth strategy for digital customers (153,000 at the end of June, +41%). Digital penetration reached 43%, up from 33% in 2016.

•

Total lending declined 8%, impacted by the peso’s appreciation on foreign currency balances and a strategy that favours capital and profitability. Consumer credit and credit cards, however, grew 15%. Deposits fell 17%, due to the drop in demand deposits caused by the outflow of non-resident deposits and the strategy of lowering the cost of funds captured.

Results

Attributable profit was 5% higher than the first quarter, underpinned by gross income and stable costs.

The first half profit was 18% higher year-on-year at €56 million, driven by:

•

Net interest income (+10%) and fee income (+10%), coupled with operating expenses increasing at below the inflation rate, thanks to the ongoing efficiency plan. The efficiency ratio continued to improve, to 48.2% (-2.6 p.p. year-on-year).

•	Loan-loss provisions dopped 6%, the NPL ratio remained at a low level (1.84%), coverage was 153% and the cost of credit 1.79%.

  COLOMBIA

  Our bank in Colombia focuses on growing business with Latin American companies, multinational companies, international desk and large and medium-sized local companies. We also provide treasury solutions, risk coverage, foreign trade and confirming, as well developing investment banking products and supporting the country’s infrastructure plan.

  Premier Credit, the auto finance company, focused on increasing its volume of operations by signing commercial agreements with dealer networks. It launched the project that will give Banco Santander de Negocios Colombia the capacity to finance loans originated by Premier Credit.

  The first half posted gross income of €13 million and an attributable profit of €3 million.

FINANCIAL REPORT 2017	35

JANUARY - JUNE    » Business information by geographic area

UNITED STATES*

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  SHUSA passed the Federal Reserve stress test, after which its Board of Directors approved the payment of dividends to begin.

  Santander Bank focused on improving profitability by optimising the balance sheet and increasing efficiency.

  Santander Consumer USA, focus on changing the business mix and building its prime loans origination platform, including Chrysler.

  First half 2017 attributable profit of €244 million, broadly stable year-on-year impacted by the change of business mix and costs still high. Quaterly, attributable profit rose for the second straight quarter.

Commercial activity

•   Santander US, which includes Santander Bank, Santander Consumer USA, Banco Santander International (Miami) and Puerto Rico, continued to make progress achieving its regulatory goals, and in its transformation programme.

•   SHUSA passed the Federal Reserve stress test, quantitatively (core capital ratio of 12.4% under the adverse scenario, and above the 4.5% required minimum) as well as qualitatively. The Fed did not object to the bank’s capital plan, including the payment of dividends for the first time since 2011.

•   At Santander Bank we remain focused on improving the customer experience, enhancing its product offerings and digital channels. Of note in the second quarter was the launching of a new credit card for retail customers, Apple Pay, and a new cash management platform, Treasury Link, for commercial customers.

•   Santander Consumer USA’s strategy is centred on optimizing the performance of assets retained on the balance sheet, lowering its cost of funds, and realize the full value of its agreement with Fiat Chrysler.

Business evolution

•   Deposits slightly lower year-on-year following the slowdown in the second quarter, mainly because of the outflow of institutional deposits and large companies.

•   Loans fell 6% year-on-year, driven by the sale of the consumer lending portfolio from Santander Consumer USA during 2016, reduction of commercial loan originations at Santander Bank and disciplined pricing targeted at improving profitability.

•   Santander Bank’s net interest margin increased to its highest level since 2014, reaching 2.66% in the second quarter of 2017.

Results

Second quarter attributable profit of €149 million, rose for the second straight quarter (61% quarter-on-quarter).

First half attributable profit of €244 million, down 2%, as follows:.

•   Gross income fell, impacted by lower net interest income due to a change of business mix towards a lower risk profile at Santander Consumer USA, partly offset by lower provisions.

•   Santander Bank benefited from the rise in interest rates and its lower cost of funds following balance sheet optimization efforts in 2016.

•   Operating expenses rose due to investments in Santander Consumer USA, as Santander Bank’s costs remained broadly flat.

•   Loan-loss provisions fell 7% as a result of good performance in Santander Bank as well as in Santander Consumer USA.

*Ex-Popular	Detailed financial information on page 57

36	FINANCIAL REPORT 2017

JANUARY - JUNE    » Business information by geographic area

CORPORATE CENTRE

  FIRST HALF HIGHLIGHTS

  The centre’s objective is to contribute value-added to the operating units, transferring the Group’s best practices. It also develops functions related to financial and capital management.

  Gross income hit by higher costs associated with hedging of exchange rates, which have a positive impact on the business areas.

  Operating expenses were 4% lower after adopting streamlining and simplification measures in the second quarter of 2016.

Strategy and functions

The corporate centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision, and making strategic decisions.

•	Fostering the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks.

•	By sharing the best commercial practices, launching global initiatives and driving digitalisation, the Corporate Centre contributes to the Group’s revenue growth.

It also develops functions related to financial and capital management, as follows

•	Financial Management functions:

–

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

–

This activity is carried out by diversifying the different funding sources (issues and other), maintaining an adequate profile at each moment in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium, which in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

–

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via derivatives of high credit quality, very liquid and low consumption of capital.

–

Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by €20,609 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, forex, forwards).

•	Management of total capital and reserves: capital allocated to each of the units.

–	Lastly, and marginally, the Corporate Centre reflects the stakes of a financial nature that the Group makes under its policy of optimising investments.

Results

Second quarter loss of €563 million, 20% more than the first quarter due to other results and lower tax recovery.

First half loss of €1,031 million, higher than in the first half of 2016 because of the costs associated with exchange rate hedging, whose positive impact is reflected in the business areas and less recovery of taxes.

In addition, net interest income was hit by higher financial costs due to the issues made.

Operating expenses, on the other hand, were down as a result of the streamlining and simplification measures adopted in the second quarter of 2016.

 Corporate Centre, € million

	2Q’17	1Q’17	Var.%	1H’17	1H’16	Var,%
Gross income	(340)	(341)	(0.1)	(681)	(468)	45.5
Net operating income	(458)	(460)	(0.4)	(919)	(714)	28.6
Underlying attributable profit to the Group	(563)	(468)	20.4	(1,031)	(729)	41.5
Attributable profit to the Group	(563)	(468)	20.4	(1,031)	(915)	12.7

Detailed financial information on page 58

FINANCIAL REPORT 2017	37

JANUARY - JUNE    » Information by global business

RETAIL BANKING

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  Continued transformation of our commercial model into a model that is increasingly Simple, Personal and Fair.

  Focus on three main priorities: customer loyalty and satisfaction, digital transformation and operational excellence.

  The Group had 16.3 million loyal customers and 23.0 million digital ones at the end of June. Of note was the launching of Openbank, the first fully digital Spanish bank

  Euromoney chose Santander as the Best Bank in the World for SMEs for the second straight year, and Best Bank in Latin America and in five countries where it operates.

Commercial activity

Santander maintains a clear and consistent commercial transformation strategy. The three main drivers of the transformation programme are:

1.  Continuously improve customer loyalty and satisfaction.

2.  Drive the digital transformation of our channels, products and services.

3.  Keep on improving customer satisfaction and their experience, improving operational excellence, with new processes that are simpler, more efficient and omnichannel.

Euromoney named Santander for the second year running the best bank for SMEs. We were also recognised as the best bank in Latin America and in five countries (Brazil, for the first time, Chile, Poland, Portugal and Puerto Rico).

Of note in the second quarter were:

•   In customer loyalty, the 1l2l3 strategy and Santander Plus in Mexico continued to be consolidated in most countries. For example, in Spain the 1l2l3 Smart account for millenials (available to those aged between 18 and 31) has already captured more than 90,000 accounts since its launch in April.

•   Santander continues to be a reference bank in launching innovative products tailored to customer needs. As an example, the Select Me programme in Mexico offers products and services aimed to support women.

•   The marketing of the cards of various loyalty programmes with airlines is being well received (American Airlines, AAdvantage in Brazil and Argentina, the Santander Aeroméxico in Mexico and WorldMember Limited in Chile).

•   Of note in digitalisation was the launch of Openbank, the first fully digital Spanish bank, with one of the sector’s most complete, flexible and agile platforms. It has a full range of products with customized, year-round service, 24x7.

•   Products and services marketed in different channels (branches, ATMs, apps, websites, etc.) are being enhanced in all markets.

Results (in constant euros)

•   The first half attributable profit was 16% higher at €3,755 million, due to growth of 7% in net interest income and 11% in fee income, and lower provisions.

•   Profit was 11% more than the first quarter, with the same qualitative comments by lines.

Detailed financial information on page 59

38	FINANCIAL REPORT 2017

JANUARY - JUNE    » Information by global business

GLOBAL CORPORATE BANKING

  FIRST HALF HIGHLIGHTS (changes in constant euros)

  Santander confirmed its leadership in Latin America, Spain and Portugal in the first half, and also it strengthened its reference position in cash management and export finance.

•  Attributable profit of € 1,024 million (+24%).

•  Growth in gross income and control of costs, underpinned by the strength of our business model.

Commercial activity and business evolution

•   Corporate Finance: record six months in placement of shares, with strong activity in Europe and Latin America. Of note in Continental Europe was our participation in five of the year’s largest capital increases: Unicredit, Deutsche Bank, Credit Suisse, EDP and Amundi, In Latin America, we took part on the three biggest operations: CCR and Lojas Americanas in Brazil and José Cuervo in Mexico.

•   Cash Management: in Europe and Latin America we continued to be supported by our regional platform Santander Cash Nexus.

•   Export Finance: the Group maintained its leadership position in Latin America, increasing the mandates won in new markets such as the Middle East.

•   Trade & Working Capital Solutions: notable rise in mandates in both our core countries as well as in others, particulary in Receivables.

•   Debt capital markets: Santander maintained its leadership position in Latin America and Spain and Portugal, while strengthening its position in euro, sterling and dollar markets. Of note in Latin America was the placement of the Republic of Chile’s $2,000 million bond and the issues of ENAP, Energuate and YPF, among others. Also noteworthy was the Bank’s increasing role in dollar issues such as that of the Coca Cola Company, where Santander played a key role, or more recently American Tower.

•   Syndicated corporate loans: Santander continued to play a significant role in the main corporate transactions. Of note was the leadership role in Chemchina’s acquisition of Syngenta and the $4,200 million loan to Fresenius to purchase Akron in the US.

•   Structured financing: Santander maintained its leadership in Latin America, Spain and the UK. Noteworthy was the financing for Zuma to build wind power parks in Mexico and the M6 motorway in the UK, the largest M&A operation on infrastructure assets in the country.

•   Markets: positive evolution of revenues from sales with strong growth in Spain. Greater year-on-year contribution in management of books, notably in the UK, Mexico, Spain and Portugal and Brazil.

Results (in constant euros)

The second quarter attributable profit was 30% down over the first quarter, mainly due to lower gains on financial transactions. Commercial revenues, on the other hand, rose 3%, with excellent performance of fee income (+11%).

The first half profit was 24% higher year-on-year at € 1,024 million.

•   Gross income increased due to corporate finance and global markets due to the good performance of Mexico, UK and, particularly, Spain. This evolution more than offset the loss of DVA as a result of the contraction of the Group’s cost of risk. Global Transaction Banking results remained unchanged.

•   Operating costs declined 1%, and provisions were also lower, particularly in the UK, US and Brazil.

Detailed financial information on page 59

FINANCIAL REPORT 2017	39

JANUARY - JUNE    » Corporate Governance

» Corporate Governance

Santander has a solid system of corporate governance, based on a strong culture and values and an adequate control of risks, which ensures that management is aligned with the interests of our shareholders, investors, employees, suppliers, customers and other stakeholders.

  Changes in the board’s composition and its committees

The Bank’s AGM ratified on April 7 the appointment of Ms. Homaira Akbari as an independent director as she meets the requirements established in Article 529 duodecies, section 4 of the Law on Corporations.

On June 26, the board, at the proposal of the appointments committee, agreed to appoint Ms. Homaira Akbari and Mrs Esther Giménez-Salinas y Colomer members of the auditing committee and the risk supervision, regulation and compliance committee, respectively, in place of Mr. Juan Miguel Villar Mir, who resigned from both committees on this same date.

  Other appointments

The following senior management appointments were made during the first half:

Jennifer Scardino, senior executive vice president, head of Global Communications and deputy head of the Communications, Corporate Marketing and Research division, as of March 31.

Keiran Foad, senior executive vice president and deputy chief risk officer, as of June 14.

José María Linares, senior executive vice president and head of Santander Global Coprorate Banking, as of June 14.

Lindsey Argalas, senior executive vice president and head of Santander Digital and chief digital and innovation officer. Her appointment is subject to the supervisor’s authorisation.

40	FINANCIAL REPORT 2017

JANUARY - JUNE    » Corporate Social Responsibility

» Corporate Social Responsibility

Santander is committed to helping people and businesses prosper

Grupo Santander continued to develop new measures within its corporate social responsibility commitment. The main ones in the second quarter were:

  Support for higher education, entrepreneurship and job creation

Santander Universities, in cooperation with Crue Universidades Españolas and CEPYME, launched the sixth edition of the Santander work experience in SMEs scholarship programme which aims to complement the training of university students, bringing them closer to the professional sphere and helping them onto the job market. The latest programme enables 5,000 students to gain paid work experience in SMEs throughout Spain.

Santander, via Santander Universities, sponsored for the second year running the INNOVATEChina international competition, which has become one of the references at global level for MBA students who want to expound their ideas and business models on the future of financial services.

  Investment in the community

Ana Botín, closed the IX Meeting of the Bank’s Social Projects in Spain, which rewarded the 11 winning projects chosen by employees from the 320 initiatives of the 274 participating entities.

Each winner received € 39,807 from the fund created with the cooperation of more than 2,500 Santander employees in Spain. The Bank also co-financed the selected projects and matched the amount contributed by employees. The fund has collected € 437,880 and helped 7,653 people. In its nine editions, 60 initiatives have been supported and more than 30,000 people helped.

During the We are Santander Week, which involves all the Group’s employees, the Fourth Big Collection of Food was held, in favour of the Red Cross. This event gives the Group’s professionals the opportunity to show their solidarity spirit and contribute to improving the life of the most needy. More than 60,000 kg of basic products were delivered to the NGOs that took part in this initiative.

  The environment and climate change

Banco Santander joined the Climate Leadership Council as a founder member, with Ana Botín representing the Bank. It has global leaders and aims to combat climate change with market solutions, establishing a CO2 price that incorporates the negative impact of greenhouse gas emissions on the economy.

Banco Santander turned off for the eighth year running the lights in its most emblematic buildings in its 10 core markets and in its branch network under the World Wildlife Fund’s Earth Hour campaign.

Santander Global Corporate Banking led the placement by Empresas CMPC of a $500 million green bond maturing in 2027. CMPC is a world leader in the cellulose and paper sector. It makes forestry products in Latin America for local and international markets.

FINANCIAL REPORT 2017	41

JANUARY - JUNE    » The Share

» The Share

  Shareholder remuneration

Shareholders received in May the fourth dividend in cash of € 0.055 per share charged to 2016’s earnings. This brought the total remuneration for 2016 to €0.21 per share.

The board approved the payment of the first dividend in cash of € 0.06 per share charged to 2017’s earnings to be paid on August 4th.

  Share price performance

The markets performed positively in the first half against a backdrop of optimism over the expected economic measures in the US, the Fed’s two interest rate rises of a quarter of a point, political stability after the Dutch and French elections and the improvement in the economic outlook. The UK’s snap election, the start of the Brexit negotiations and volatile oil prices injected instability.

The Santander share ended June at € 5.792, up 16.8% in the first half and ahead of the main indexes. The Spanish Ibex 35 rose 11.7%, DJ Stoxx Banks 7.1%, DJ Stoxx 50 3.7%, and MSCI World Banks 9.3%. The total shareholder return (share price+dividend) was 19.1%, also ahead of the leading indices.

  Capitalisation and trading

At the end of June Santander was the euro zone’s largest bank and the 12th among the world’s financial institutions by market capitalisation (€ 84,461 million). The share’s weighting in the DJ Stoxx 50 was 2.3%, 7.9% in the DJ Stoxx Banks and 15.5% in the Ibex-35.

A total of 11,754 million Santander shares were traded in the first half for an effective value of € 65,565 million, the highest figure among the shares that comprise Eurostoxx (liquidity ratio of 81%). The daily trading volume was 92,5 million shares (€ 516.3 million).

  Capital increase

Santander increased in July its capital by € 7,072 million in order to reinforce its solvency following the acquisition of Banco Popular. A total of 1,458,232,745 new shares were issued, 10% of the capital stock before the increase (9.09% after the capital increase), with preferential subscription rights for the Bank’s shareholders and at a price of € 4.85 per share.

  Shareholder base

The total number of Santander shareholders at June 30 was 4,019,706, of which 3,790,720 were European (77.3% of the capital stock) and 213,169 from the Americas (22.0%). Excluding the board of Grupo Santander, which holds 1.2% of the Bank’s capital stock, individuals hold 41.3% and institutional shareholders 57.5%.

 The Santander share. June 2017

Shareholders and trading data
Shareholders (number)	4,019,706
Shares (number)	14,582,340,701
Average daily turnover (no. of shares)	92,547,829
Share liquidity (%) (Number of shares traded during the year / number of shares)	81

Price movements during the year
Highest	6.350
Lowest	4.919
Last (30.06.17)	5.792
Market capitalisation (millions) (30.06.17)	84,461

Stock market indicators
Price / Tangible book value (X)	1.40
P/E ratio (X)	12.32
Yield* (%)	3.77

(*).-2016 total dividend / 1H’17 average share price

 Comparative performance

42	FINANCIAL REPORT 2017

JANUARY - JUNE    » Appendix

FINANCIAL REPORT 2017	43

JANUARY - JUNE    » Appendix

 Quarterly income statement

    € million

	2016				2017
	1Q	2Q	3Q	4Q	1Q	2Q
Net interest income	7,624	7,570	7,798	8,096	8,402	8,497
Net fee income	2,397	2,549	2,597	2,637	2,844	2,885
Gains (losses) on financial transactions	504	366	440	412	573	287
Other operating income	204	270	245	142	211	240
Dividends	44	209	37	124	41	237
Income from equity-accounted method	83	112	119	130	133	154
Other operating income/expenses	78	(51)	90	(112)	37	(151)
Gross income	10,730	10,755	11,080	11,288	12,029	11,910
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)	(5,552)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)	(4,896)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)	(2,899)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)	(1,997)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)	(656)
Net operating income	5,572	5,528	5,831	5,835	6,486	6,358
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)	(2,272)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)	(63)
Other income	(389)	(515)	(376)	(432)	(707)	(765)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311	3,258
Tax on profit	(810)	(915)	(904)	(767)	(1,125)	(1,125)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186	2,133
Net profit from discontinued operations	—	0	(0)	0	—	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186	2,133
Minority interests	288	338	341	305	319	395
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867	1,738
Net capital gains and provisions*	—	(248)	—	(169)	—	—
Attributable profit to the Group (Ex-Popular)	1,633	1,278	1,695	1,598	1,867	1,738
Popular	—	—	—	—	—	11
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867	1,749

Underlying EPS (euros)	0.108	0.100	0.112	0.116	0.122	0.113
Underlying diluted EPS (euros)	0.107	0.100	0.112	0.116	0.122	0.112

EPS (euros)	0.108	0.083	0.112	0.104	0.122	0.113
Diluted EPS (euros)	0.107	0.083	0.112	0.104	0.122	0.112

(*) Including :

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€ 227 million) and restructuring costs (-€ 475 million).

–	In 4Q’16 provision for eventual claims related to payment protection insurance (PPI) in the UK (-€ 137 million) and restatement Santander Consumer USA (-€ 32 million).

 Net fee income. Consolidated

    € million

	2Q’17	1Q’17	Var. %	1H’17	1H’16	Var. %
Fees from services	1,810	1,785	1.4	3,595	2,998	19.9
Mutual & pension funds	191	196	(2.6)	387	372	4.1
Securities and custody	288	270	6.4	558	450	24.1
Insurance	596	592	0.6	1,188	1,126	5.5
Group net fee income (Ex-Popular)	2,885	2,844	1.4	5,729	4,946	15.8
Popular	31			31
Group net fee income	2,916	2,844	2.6	5,760	4,946	16.5

44	FINANCIAL REPORT 2017

JANUARY - JUNE    » Appendix

 Operating expenses. Consolidated

    € million

	2Q’17	1Q’17	Var. %	1H’17	1H’16	Var. %
Personnel expenses	2,899	2,912	(0.5)	5,811	5,395	7.7
General expenses	1,997	2,002	(0.3)	4,000	3,809	5.0
Information technology	299	317	(5.7)	616	550	12.1
Communications	121	131	(7.7)	251	255	(1.3)
Advertising	180	169	6.4	349	304	15.0
Buildings and premises	433	449	(3.6)	882	867	1.7
Printed and office material	34	34	0.6	67	69	(1.8)
Taxes (other than profit tax)	126	124	1.9	251	232	8.2
Other expenses	804	779	3.3	1,583	1,533	3.3
Personnel and general expenses	4,896	4,915	(0.4)	9,811	9,204	6.6
Depreciation and amortisation	656	629	4.3	1,284	1,181	8.8
Group operating expenses (Ex-Popular)	5,552	5,543	0.1	11,095	10,384	6.8
Popular	96			96
Group operating expenses	5,648	5,543	1.9	11,191	10,384	7.8

 Operating means. Consolidated

		Employees			Branches
	30.06.17	30.06.16	Var.	30.06.17	30.06.16	Var.
Continental Europe	56,780	57,003	(223)	4,634	5,113	(479)
o/w: Spain	22,941	23,309	(368)	2,869	3,119	(250)
Santander Consumer Finance	14,948	14,747	201	557	579	(22)
Poland	11,770	11,334	436	598	666	(68)
Portugal	6,096	6,466	(370)	600	734	(134)
United Kingdom	25,740	26,010	(270)	829	850	(21)
Latin America	87,491	88,497	(1,006)	5,822	5,852	(30)
o/w: Brazil	46,208	48,366	(2,158)	3,425	3,441	(16)
Mexico	17,886	17,703	183	1,400	1,389	11
Chile	11,694	12,307	(613)	407	469	(62)
USA	18,008	17,871	137	763	774	(11)
Operating areas	188,019	189,381	(1,362)	12,048	12,589	(541)
Corporate Centre	1,714	1,757	(43)
Total Group (Ex-Popular)	189,733	191,138	(1,405)	12,048	12,589	(541)
Popular	11,863			1,777
Total Group	201,596	191,138	10,458	13,825	12,589	1,238

 Net loan-loss provisions. Consolidated

    € million

	2Q’17	1Q’17	Var. %	1H’17	1H’16	Var. %
Non performing loans	2,803	2,873	(2.4)	5,677	5,369	5.7
Country-risk	(0)	4	—	4	(3)	—
Recovery of written-off assets	(531)	(478)	11.2	(1,009)	(753)	34.0
Group net loan-loss provisions (Ex-Popular)	2,272	2,400	(5.3)	4,672	4,613	1.3
Popular	8			8
Group net loan-loss provisions	2,280	2,400	(5.0)	4,680	4,613	1.4

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Customer loans. Consolidated
€ million
	30.06.17	30.06.16	Change amount	%	31.12.16
Commercial bills	23,499	20,318	3,181	15.7	23,894
Secured loans	438,893	458,218	(19,326)	(4.2)	454,563
Other term loans	232,733	228,827	3,906	1.7	232,289
Finance leases	25,916	23,296	2,620	11.2	25,357
Receivable on demand	6,927	9,096	(2,169)	(23.8)	8,102
Credit cards receivable	21,123	19,990	1,133	5.7	21,363
Impaired assets	28,806	35,370	(6,564)	(18.6)	32,687
Gross customer loans (w/o repos)	777,897	795,116	(17,218)	(2.2)	798,254
Repos	21,880	14,054	7,826	55.7	16,609
Gross customer loans	799,777	809,170	(9,393)	(1.2)	814,863
Loan-loss allowances	21,145	25,713	(4,567)	(17.8)	24,393
Group net customer loans (Ex-Popular)	778,632	783,457	(4,825)	(0.6)	790,470
Popular	82,589
Group net customer loans	861,221	783,457	77,764	9.9	790,470

Customer funds. Consolidated
€ million
	30.06.17	30.06.16	Change amount	%	31.12.16
Demand deposits	479,499	441,006	38,494	8.7	467,261
Time deposits	173,601	187,446	(13,845)	(7.4)	181,089
Mutual funds	151,525	137,428	14,097	10.3	147,416
Customer deposits w/o repos + Mutual funds	804,626	765,880	38,746	5.1	795,766
Pension funds	11,328	10,979	349	3.2	11,298
Managed portfolios	24,468	26,073	(1,605)	(6.2)	23,793
Subtotal	840,421	802,932	37,489	4.7	830,858
Repos	46,306	43,451	2,855	6.6	42,761
Group customer funds (Ex-Popular)	886,727	846,383	40,345	4.8	873,618
Popular	83,051
Group customer funds	969,778	846,383	123,395	14.6	873,618

Eligible capital (fully loaded)
€ million
	Pro forma* 30.06.17	30.06.16	Change amount	%	31.12.16
Capital stock and reserves	111,778	101,710	10,068	9.9	101,437
Attributable profit	3,616	2,911	705	24.2	6,204
Dividends	(1,377)	(1,262)	(115)	9.1	(2,469)
Other retained earnings	(19,919)	(16,603)	(3,316)	20.0	(16,116)
Minority interests	7,190	6,976	214	3.1	6,784
Goodwill and intangible assets	(28,741)	(27,976)	(765)	2.7	(28,405)
Other deductions	(5,023)	(5,036)	13	(0.3)	(5,368)
Core CET1	67,523	60,721	6,802	11.2	62,068
Preferred shares and other eligibles T1	7,064	5,606	1,458	26.0	5,767
Tier 1	74,587	66,327	8,261	12.5	67,834
Generic funds and eligible T2 instruments	14,686	13,045	1,641	12.6	13,749
Eligible capital	89,273	79,371	9,902	12.5	81,584
Risk-weighted assets	630,130	586,020	44,110	7.5	588,088

CET1 capital ratio	10.72	10.36	0.36		10.55
T1 capital ratio	11.84	11.32	0.52		11.53
Total capital ratio	14.17	13.54	0.63		13.87

(*) Including Banco Popular and the capital increase

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 Continental Europe (Ex-Popular) (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	2,062	(0.1)	(0.1)	4,125	1.5	0.9
Net fee income	990	7.5	7.3	1,910	8.5	8.1
Gains (losses) on financial transactions	(4)	—	—	293	(29.3)	(29.5)
Other operating income	122	25.3	26.1	220	12.3	12.9
Gross income	3,170	(6.2)	(6.2)	6,549	1.7	1.3
Operating expenses	(1,684)	(0.1)	(0.1)	(3,368)	(2.0)	(2.4)
General administrative expenses	(1,570)	0.2	0.2	(3,136)	(2.6)	(3.0)
Personnel	(817)	0.4	0.4	(1,630)	(1.5)	(1.9)
Other general administrative expenses	(753)	(0.1)	(0.1)	(1,506)	(3.7)	(4.1)
Depreciation and amortisation	(114)	(3.2)	(3.2)	(232)	7.1	6.6
Net operating income	1,486	(12.3)	(12.3)	3,180	6.0	5.5
Net loan-loss provisions	(250)	(4.8)	(4.8)	(512)	(28.6)	(28.9)
Other income	(174)	(29.3)	(29.5)	(421)	39.3	38.7
Underlying profit before taxes	1,062	(10.4)	(10.4)	2,247	13.4	12.8
Tax on profit	(265)	(20.5)	(20.6)	(599)	12.2	11.6
Underlying profit from continuing operations	797	(6.4)	(6.3)	1,648	13.9	13.2
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	797	(6.4)	(6.3)	1,648	13.9	13.2
Minority interests	103	31.8	30.7	180	21.0	19.7
Underlying attributable profit to the Group	694	(10.2)	(10.1)	1,468	13.0	12.5
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	694	(10.2)	(10.1)	1,468	29.9	29.1
(*).- In 1H’16 capital gains from VISA Europe disposal and restructuring costs.

Balance sheet
Customer loans	303,413	1.7	2.0	303,413	3.2	3.0
Cash, central banks and credit institutions	96,004	5.0	5.3	96,004	15.5	15.6
Debt securities	84,127	6.8	6.9	84,127	7.0	6.6
o/w: available for sale	58,921	8.7	8.9	58,921	10.9	10.5
Other financial assets	36,605	(2.7)	(2.7)	36,605	(28.6)	(28.7)
Other assets	25,119	3.7	4.2	25,119	(10.7)	(10.7)
Total assets	545,267	2.8	3.0	545,267	1.9	1.7
Customer deposits	281,952	3.1	3.3	281,952	6.6	6.2
Central banks and credit institutions	123,620	1.9	2.4	123,620	4.3	4.5
Debt securities issued	49,588	(2.6)	(2.2)	49,588	(4.7)	(4.7)
Other financial liabilities	43,251	1.1	1.1	43,251	(24.2)	(24.3)
Other liabilities	12,327	38.5	38.9	12,327	52.8	52.0
Total liabilities	510,738	2.7	2.9	510,738	2.1	2.0
Total equity	34,530	4.2	4.7	34,530	(1.1)	(1.5)

Other managed and marketed customer funds	79,681	3.0	3.1	79,681	13.5	13.3
Mutual funds	59,172	3.5	3.5	59,172	15.0	14.7
Pension funds	11,328	(0.1)	(0.1)	11,328	3.2	3.2
Managed portfolios	9,182	3.5	4.2	9,182	18.4	18.6

Pro memoria:
Loans w/o repos	304,655	0.6	0.9	304,655	0.4	0.2
Funds (customer deposits w/o repos + mutual funds)	338,812	3.1	3.2	338,812	8.3	7.9

Ratios (%) and operating means
Underlying RoTE	9.35	(1.25)		9.95	1.51
Efficiency ratio (with amortisations)	53.1	3.3		51.4	(1.9)
NPL ratio	5.11	(0.51)		5.11	(1.73)
NPL coverage	58.7	(1.9)		58.7	(2.6)
Number of employees	56,780	(0.2)		56,780	(0.4)
Number of branches	4,634	(1.8)		4,634	(9.4)

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 Spain (Ex-Popular) (€ million)

P&L	2Q’17	% / 1Q’17	1H’17	% / 1H’16
Net interest income	749	0.4	1,496	(6.6)
Net fee income	537	17.0	997	14.1
Gains (losses) on financial transactions	(42)	—	189	(34.8)
Other operating income	106	3.5	209	72.4
Gross income	1,351	(12.2)	2,890	0.1
Operating expenses	(806)	1.0	(1,604)	(4.0)
General administrative expenses	(765)	1.8	(1,516)	(5.2)
Personnel	(399)	0.1	(799)	(3.1)
Other general administrative expenses	(365)	3.7	(718)	(7.4)
Depreciation and amortisation	(41)	(11.3)	(87)	22.9
Net operating income	545	(26.4)	1,286	5.8
Net loan-loss provisions	(137)	(16.2)	(300)	(16.7)
Other income	(64)	0.4	(129)	7.7
Underlying profit before taxes	344	(33.0)	858	16.5
Tax on profit	(98)	(33.0)	(244)	16.0
Underlying profit from continuing operations	246	(33.0)	613	16.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	246	(33.0)	613	16.7
Minority interests	5	(18.1)	10	(0.9)
Underlying attributable profit to the Group	241	(33.3)	603	17.1
Net capital gains and provisions*	—	—	—	(100.0)
Attributable profit to the Group	241	(33.3)	603	101.9
(*).- In 1H’16 capital gains from VISA Europe disposal and restructuring costs.

Balance sheet
Customer loans	156,283	2.1	156,283	(0.1)
Cash, central banks and credit institutions	70,944	9.8	70,944	24.8
Debt securities	62,479	9.2	62,479	10.6
o/w: available for sale	45,006	13.8	45,006	17.9
Other financial assets	33,803	(2.9)	33,803	(29.8)
Other assets	9,977	12.2	9,977	27.0
Total assets	333,485	4.7	333,485	2.4
Customer deposits	187,031	4.7	187,031	7.0
Central banks and credit institutions	70,074	4.7	70,074	14.2
Debt securities issued	16,508	(6.7)	16,508	(21.4)
Other financial liabilities	41,143	0.7	41,143	(25.4)
Other liabilities	6,802	96.8	6,802	208.1
Total liabilities	321,559	4.6	321,559	2.3
Total equity	11,926	7.9	11,926	5.2

Other managed and marketed customer funds	72,069	2,8	72,069	13.4
Mutual funds	53,838	3,2	53,838	14.8
Pension funds	10,384	(0,1)	10,384	3.0
Managed portfolios	7,847	4,6	7,847	19.9

Pro memoria:
Loans w/o repos	151,533	0.6	151,533	(3.7)
Funds (customer deposits w/o repos + mutual funds)	239,269	4.5	239,269	9.4

Ratios (%) and operating means
Underlying RoTE	8.49	(4.18)	10.54	1.56
Efficiency ratio (with amortisations)	59.6	7.8	55.5	(2.4)
NPL ratio	4.99	(0.23)	4.99	(1.07)
NPL coverage	46.0	(3.1)	46.0	(1.6)
Number of employees	22,941	0.2	22,941	(1.6)
Number of branches	2,869	(0.4)	2,869	(8.0)

48	FINANCIAL REPORT 2017

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 Santander Consumer Finance (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	877	(1.4)	(0.9)	1,766	7.5	6.7
Net fee income	220	(5.2)	(5.0)	451	(1.6)	(1.9)
Gains (losses) on financial transactions	3	—	—	1	—	—
Other operating income	(0)	(90.1)	—	(1)	—	570.8
Gross income	1,099	(1.7)	(1.3)	2,217	5.8	5.1
Operating expenses	(485)	(3.4)	(3.0)	(987)	3.8	3.2
General administrative expenses	(440)	(3.9)	(3.5)	(899)	4.4	3.9
Personnel	(212)	1.3	1.7	(422)	5.0	4.4
Other general administrative expenses	(228)	(8.3)	(7.9)	(476)	3.9	3.4
Depreciation and amortisation	(45)	1.7	2.2	(89)	(2.4)	(2.8)
Net operating income	614	(0.4)	0.2	1,230	7.4	6.7
Net loan-loss provisions	(57)	(6.7)	(5.8)	(118)	(36.1)	(36.6)
Other income	(35)	(7.0)	(7.3)	(72)	(10.1)	(10.4)
Underlying profit before taxes	522	0.9	1.4	1,040	18.1	17.3
Tax on profit	(141)	(4.9)	(4.5)	(289)	9.3	8.7
Underlying profit from continuing operations	382	3.2	3.7	752	21.8	21.0
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	382	3.2	3.7	752	21.8	21.0
Minority interests	62	11.6	11.3	118	40.4	40.0
Underlying attributable profit to the Group	319	1.7	2.4	633	18.9	18.0
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	319	1.7	2.4	633	13.5	12.6

(*).-In 1H’16 capital gains from VISA Europe disposal.

Balance sheet
Customer loans	86,446	2.3	2.9	86,446	8.6	8.8
Cash, central banks and credit institutions	4,596	(29.8)	(29.0)	4,596	(24.5)	(24.2)
Debt securities	3,543	(6.3)	(5.4)	3,543	(2.0)	(1.9)
o/w: available for sale	3,495	(7.5)	(6.7)	3,495	(0.4)	(0.2)
Other financial assets	31	(6.6)	(5.4)	31	(34.4)	(33.5)
Other assets	3,503	2.2	2.8	3,503	(3.9)	(3.8)
Total assets	98,119	(0.2)	0.4	98,119	5.5	5.7
Customer deposits	35,534	(0.4)	0.2	35,534	7.7	7.8
Central banks and credit institutions	20,250	(1.3)	(0.7)	20,250	(9.1)	(8.8)
Debt securities issued	28,732	(0.9)	(0.2)	28,732	13.1	13.4
Other financial liabilities	987	19.3	19.4	987	24.1	24.1
Other liabilities	3,473	2.3	2.6	3,473	5.4	5.5
Total liabilities	88,976	(0.5)	0.1	88,976	5.0	5.2
Total equity	9,143	2.7	3.6	9,143	11.1	11.4

Other managed and marketed customer funds	7	3.1	3.1	7	4.4	4.4
Mutual funds	2	(0.7)	(0.7)	2	(10.4)	(10.4)
Pension funds	6	4.1	4.1	6	9.0	9.0
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Loans w/o repos	88,919	2.2	2.8	88,919	8.1	8.3
Funds (customer deposits w/o repos + mutual funds)	35,486	(0.5)	0.0	35,486	7.6	7.7

Ratios (%) and operating means
Underlying RoTE	17.10	0.00		17.08	2.71
Efficiency ratio (with amortisations)	44.1	(0.8)		44.5	(0.9)
NPL ratio	2.61	(0.01)		2.61	(0.34)
NPL coverage	106.5	(2.4)		106.5	(4.1)
Number of employees	14,948	0.6		14,948	1.4
Number of branches	557	(1.9)		557	(3.8)

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 Poland (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	231	6.4	3.9	449	13.1	10.5
Net fee income	112	11.3	8.7	213	10.2	7.7
Gains (losses) on financial transactions	10	(37.1)	(39.0)	25	(53.6)	(54.7)
Other operating income	10	—	—	(3)	—	—
Gross income	363	13.1	10.6	684	4.3	1.9
Operating expenses	(150)	3.1	0.7	(296)	1.8	(0.5)
General administrative expenses	(136)	2.9	0.4	(268)	1.9	(0.4)
Personnel	(80)	4.3	1.8	(157)	5.1	2.7
Other general administrative expenses	(56)	0.9	(1.5)	(111)	(2.4)	(4.6)
Depreciation and amortisation	(15)	5.5	3.0	(28)	1.4	(0.9)
Net operating income	212	21.5	18.8	387	6.2	3.8
Net loan-loss provisions	(34)	24.8	22.0	(60)	(10.1)	(12.1)
Other income	(27)	14.3	11.8	(50)	(2.7)	(4.9)
Underlying profit before taxes	152	22.1	19.4	277	12.5	9.9
Tax on profit	(33)	(15.3)	(17.5)	(71)	40.9	37.7
Underlying profit from continuing operations	120	38.9	36.0	206	5.2	2.8
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	120	38.9	36.0	206	5.2	2.8
Minority interests	37	37.3	34.5	63	12.0	9.4
Underlying attributable profit to the Group	83	39.7	36.8	142	2.4	0.1
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	83	39.7	36.8	142	(15.5)	(17.4)
(*).-In 1H’16 capital gains from VISA Europe disposal and restructuring costs.

Balance sheet
Customer loans	21,429	1.2	1.2	21,429	9.8	4.6
Cash, central banks and credit institutions	1,595	(14.3)	(14.3)	1,595	(18.3)	(22.1)
Debt securities	6,634	13.9	13.9	6,634	23.7	17.8
o/w: available for sale	5,440	0.9	0.9	5,440	20.8	15.1
Other financial assets	570	1.1	1.1	570	(4.7)	(9.2)
Other assets	925	(2.9)	(2.9)	925	(2.1)	(6.8)
Total assets	31,153	2.6	2.5	31,153	9.8	4.6
Customer deposits	23,789	3.5	3.5	23,789	12.6	7.2
Central banks and credit institutions	773	(0.6)	(0.6)	773	(24.9)	(28.5)
Debt securities issued	744	22.5	22.5	744	40.9	34.2
Other financial liabilities	478	(11.0)	(11.1)	478	(19.9)	(23.7)
Other liabilities	750	(14.5)	(14.5)	750	(24.1)	(27.7)
Total liabilities	26,535	2.9	2.9	26,535	9.3	4.1
Total equity	4,618	0.5	0.5	4,618	12.5	7.2

Other managed and marketed customer funds	3,684	5.8	5.8	3,684	17.1	11.5
Mutual funds	3,598	5.9	5.8	3,598	18.1	11.5
Pension funds	—	—	5.9	—	—	12.5
Managed portfolios	86	2.4	5.9	86	(13.6)	12.5

Pro memoria:
Loans w/o repos	22,158	1.2	1.1	22,158	8.9	3.8
Funds (customer deposits w/o repos + mutual funds)	26,727	1.3	1.3	26,727	10.5	5.3

Ratios (%) and operating means
Underlying RoTE	12.91	3.24		11.33	(0.55)
Efficiency ratio (with amortisations)	41.4	(4.0)		43.3	(1.0)
NPL ratio	4.66	(0.54)		4.66	(1.18)
NPL coverage	67.5	6.3		67.5	1.7
Number of employees	11,770	(1.2)		11,770	3.8
Number of branches	598	(5.2)		598	(10.2)

50	FINANCIAL REPORT 2017

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 Portugal (Ex-Popular) (€ million)

P&L	2Q’17	% / 1Q’17	1H’17	% / 1H’16
Net interest income	167	(2.9)	338	(8.7)
Net fee income	83	(7.4)	172	4.5
Gains (losses) on financial transactions	10	(71.3)	44	(36.3)
Other operating income	6	—	5	(66.6)
Gross income	265	(9.7)	559	(9.6)
Operating expenses	(137)	(1.4)	(275)	(9.2)
General administrative expenses	(127)	(1.3)	(256)	(10.1)
Personnel	(82)	(0.9)	(165)	(5.7)
Other general administrative expenses	(45)	(2.0)	(91)	(17.1)
Depreciation and amortisation	(9)	(2.4)	(19)	4.1
Net operating income	128	(17.2)	283	(9.9)
Net loan-loss provisions	6	(45.3)	16	—
Other income	(9)	(39.8)	(23)	(2.3)
Underlying profit before taxes	125	(16.9)	276	5.2
Tax on profit	(17)	(29.9)	(42)	(30.0)
Underlying profit from continuing operations	108	(14.4)	234	15.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	108	(14.4)	234	15.6
Minority interests	0	(7.4)	1	(18.5)
Underlying attributable profit to the Group	107	(14.4)	233	15.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	107	(14.4)	233	15.8

Balance sheet
Customer loans	27,405	0.7	27,405	(1.7)
Cash, central banks and credit institutions	4,241	19.7	4,241	20.0
Debt securities	10,968	1.7	10,968	(7.3)
o/w: available for sale	4,703	3.6	4,703	(19.6)
Other financial assets	1,575	(2.3)	1,575	(16.7)
Other assets	1,800	(7.4)	1,800	3.9
Total assets	45,988	2.0	45,988	(1.9)
Customer deposits	30,193	1.4	30,193	0.8
Central banks and credit institutions	7,657	5.5	7,657	(6.2)
Debt securities issued	3,574	(1.5)	3,574	(20.4)
Other financial liabilities	330	1.7	330	5.9
Other liabilities	783	11.2	783	(1.0)
Total liabilities	42,537	2.0	42,537	(2.7)
Total equity	3,451	1.3	3,451	9.1

Other managed and marketed customer funds	3,056	5.9	3,056	13.8
Mutual funds	1,664	10.0	1,664	19.8
Pension funds	938	(0.5)	938	4.9
Managed portfolios	454	5.5	454	12.7

Pro memoria:
Loans w/o repos	28,770	(0.0)	28,770	(3.8)
Funds (customer deposits w/o repos + mutual funds)	31,857	1.8	31,857	1.6

Ratios (%) and operating means
Underlying RoTE	12.60	(2.71)	13.94	(0.14)
Efficiency ratio (with amortisations)	51.6	4.4	49.3	0.2
NPL ratio	7.67	(0.80)	7.67	(2.79)
NPL coverage	59.8	(1.9)	59.8	(2.1)
Number of employees	6,096	(2.2)	6,096	(5.7)
Number of branches	600	(4.3)	600	(18.3)

FINANCIAL REPORT 2017	51

JANUARY - JUNE    » Business information by geographic area

 United Kingdom (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	1,149	4.8	4.9	2,244	(2.0)	8.3
Net fee income	260	2.6	2.7	514	(4.4)	5.6
Gains (losses) on financial transactions	118	66.7	66.8	189	16.1	28.3
Other operating income	16	41.6	41.7	28	20.9	33.6
Gross income	1,544	7.8	7.9	2,976	(1.3)	9.1
Operating expenses	(723)	(0.1)	0.0	(1,446)	(8.5)	1.1
General administrative expenses	(635)	(1.3)	(1.2)	(1,279)	(10.1)	(0.6)
Personnel	(344)	(0.1)	(0.0)	(688)	(5.7)	4.2
Other general administrative expenses	(292)	(2.7)	(2.6)	(591)	(14.6)	(5.7)
Depreciation and amortisation	(88)	10.1	10.2	(167)	5.2	16.3
Net operating income	821	15.8	15.9	1,529	6.8	18.0
Net loan-loss provisions	(42)	171.9	172.1	(57)	(23.7)	(15.7)
Other income	(171)	62.9	63.0	(276)	111.8	134.0
Underlying profit before taxes	608	3.4	3.5	1,197	(2.5)	7.7
Tax on profit	(195)	18.0	18.0	(360)	(1.4)	9.0
Underlying profit from continuing operations	414	(2.3)	(2.2)	837	(3.0)	7.1
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	414	(2.3)	(2.2)	837	(3.0)	7.1
Minority interests	6	(18.1)	(18.0)	13	(37.4)	(30.9)
Underlying attributable profit to the Group	408	(2.0)	(2.0)	824	(2.2)	8.1
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	408	(2.0)	(2.0)	824	(13.2)	(4.1)

(*).- In 1H’16 capital gains from VISA Europe disposal and restructuring costs.

Balance sheet
Customer loans	246,759	(2.6)	0.1	246,759	(5.0)	1.0
Cash, central banks and credit institutions	39,572	15.8	19.0	39,572	9.0	16.0
Debt securities	25,742	(7.6)	(5.0)	25,742	24.8	32.8
o/w: available for sale	10,809	(6.8)	(4.2)	10,809	(8.7)	(2.8)
Other financial assets	25,489	(0.4)	2.4	25,489	(22.4)	(17.4)
Other assets	10,872	(5.9)	(3.3)	10,872	(13.5)	(8.0)
Total assets	348,434	(1.2)	1.6	348,434	(3.8)	2.4
Customer deposits	216,586	0.4	3.2	216,586	2.1	8.6
Central banks and credit institutions	24,047	9.4	12.5	24,047	14.9	22.2
Debt securities issued	63,418	(4.5)	(1.8)	63,418	(12.6)	(7.0)
Other financial liabilities	23,572	(12.4)	(9.9)	23,572	(30.3)	(25.8)
Other liabilities	4,373	(16.4)	(14.1)	4,373	(28.5)	(24.0)
Total liabilities	331,995	(1.2)	1.5	331,995	(3.9)	2.2
Total equity	16,439	0.8	3.6	16,439	(1.1)	5.2

Other managed and marketed customer funds	8,483	(2.3)	0.4	8,483	1.4	7.9
Mutual funds	8,370	(2.3)	0.4	8,370	1.5	8.0
Pension funds	—	—	—	—	—	—
Managed portfolios	114	(3.1)	(0.4)	114	(4.5)	1.6

Pro memoria:
Loans w/o repos	235,439	(2.9)	(0.2)	235,439	(6.6)	(0.6)
Funds (customer deposits w/o repos + mutual funds)	208,546	(2.1)	0.6	208,546	(1.5)	4.8

Ratios (%) and operating means
Underlying RoTE	10.99	(0.28)		11.12	1.18
Efficiency ratio (with amortisations)	46.8	(3.7)		48.6	(3.9)
NPL ratio	1.23	(0.08)		1.23	(0.24)
NPL coverage	32.6	(1.2)		32.6	(3.9)
Number of employees	25,740	(0.8)		25,740	(1.0)
Number of branches	829	(1.9)		829	(2.5)

52	FINANCIAL REPORT 2017

JANUARY - JUNE    » Business information by geographic area

Latin America (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	4,012	1.6	5.0	7,959	28.7	14.8
Net fee income	1,395	(0.5)	3.2	2,796	34.3	20.2
Gains (losses) on financial transactions	229	(30.5)	(26.7)	557	53.6	45.6
Other operating income	21	684.1	—	23	32.8	(5.1)
Gross income	5,656	(0.4)	3.1	11,336	31.1	17.3
Operating expenses	(2,182)	0.1	3.5	(4,360)	22.1	9.9
General administrative expenses	(1,974)	0.1	3.4	(3,948)	21.4	9.4
Personnel	(1,093)	0.1	3.6	(2,185)	20.9	8.8
Other general administrative expenses	(881)	(0.0)	3.2	(1,763)	22.1	10.1
Depreciation and amortisation	(207)	1.0	4.6	(413)	29.1	15.3
Net operating income	3,475	(0.8)	2.8	6,976	37.4	22.4
Net loan-loss provisions	(1,273)	(2.5)	0.7	(2,580)	14.5	1.2
Other income	(405)	12.7	18.3	(765)	88.7	60.1
Underlying profit before taxes	1,796	(2.1)	1.3	3,631	50.2	35.9
Tax on profit	(546)	(7.5)	(3.6)	(1,137)	83.0	64.1
Underlying profit from continuing operations	1,249	0.4	3.7	2,494	38.8	26.0
Net profit from discontinued operations	—	—	—	—	(100.0)	(100.0)
Underlying consolidated profit	1,249	0.4	3.7	2,494	38.8	26.0
Minority interests	199	2.3	4.7	394	35.8	25.9
Underlying attributable profit to the Group	1,050	0.0	3.5	2,100	39.4	26.1
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	1,050	0.0	3.5	2,100	39.4	26.1

Balance sheet
Customer loans	146,528	(6.5)	1.4	146,528	3.3	6.8
Cash, central banks and credit institutions	59,843	(13.2)	(5.3)	59,843	(8.0)	(4.6)
Debt securities	59,530	(7.2)	0.8	59,530	3.4	6.7
o/w: available for sale	33,731	10.7	20.2	33,731	19.1	22.9
Other financial assets	14,073	(22.7)	(16.9)	14,073	(19.3)	(17.3)
Other assets	18,240	(7.3)	1.6	18,240	3.4	7.6
Total assets	298,214	(9.0)	(1.1)	298,214	(0.5)	2.9
Customer deposits	145,276	(5.2)	3.0	145,276	7.7	11.4
Central banks and credit institutions	43,192	(9.6)	(2.3)	43,192	2.0	5.4
Debt securities issued	37,511	(16.8)	(9.3)	37,511	(16.9)	(13.8)
Other financial liabilities	32,801	(16.2)	(8.9)	32,801	(15.7)	(13.3)
Other liabilities	10,807	(6.5)	2.2	10,807	5.6	9.5
Total liabilities	269,587	(9.2)	(1.3)	269,587	(0.7)	2.7
Total equity	28,627	(7.3)	1.0	28,627	1.9	5.5

Other managed and marketed customer funds	81,880	(6.7)	2.3	81,880	6.7	10.9
Mutual funds	75,472	(6.8)	2.2	75,472	6.7	10.8
Pension funds	—	—	—	—	—	—
Managed portfolios	6,409	(5.5)	3.4	6,409	7.5	11.7

Pro memoria:
Loans w/o repos	152,155	(7.0)	1.0	152,155	3.0	6.5
Funds (customer deposits w/o repos + mutual funds)	193,366	(2.0)	6.7	193,366	11.0	14.9

Ratios (%) and operating means
Underlying RoTE	17.74	0.34		17.66	2.91
Efficiency ratio (with amortisations)	38.6	0.2		38.5	(2.8)
NPL ratio	4.44	(0.06)		4.44	(0.54)
NPL coverage	89.1	(1.4)		89.1	7.7
Number of employees	87,491	1.8		87,491	(1.1)
Number of branches	5,822	0.6		5,822	(0.5)

FINANCIAL REPORT 2017	53

JANUARY - JUNE    » Appendix

Brazil (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	2,503	(0.7)	4.6	5,025	36.9	14.2
Net fee income	909	(2.6)	2.7	1,843	44.3	20.4
Gains (losses) on financial transactions	77	(68.6)	(65.1)	324	226.3	172.2
Other operating income	12	(21.5)	(16.7)	28	(24.3)	(36.8)
Gross income	3,502	(5.8)	(0.6)	7,219	42.0	18.5
Operating expenses	(1,233)	(6.2)	(1.0)	(2,547)	27.8	6.6
General administrative expenses	(1,104)	(6.6)	(1.4)	(2,286)	27.1	6.0
Personnel	(632)	(4.9)	0.3	(1,297)	30.2	8.7
Other general administrative expenses	(472)	(8.8)	(3.7)	(989)	23.2	2.8
Depreciation and amortisation	(129)	(2.3)	3.0	(261)	34.5	12.2
Net operating income	2,269	(5.6)	(0.3)	4,672	51.2	26.1
Net loan-loss provisions	(852)	(6.4)	(1.2)	(1,762)	19.6	(0.2)
Other income	(349)	(2.5)	2.8	(707)	91.0	59.4
Underlying profit before taxes	1,068	(5.9)	(0.6)	2,203	76.6	47.3
Tax on profit	(379)	(10.1)	(5.0)	(801)	117.9	81.8
Underlying profit from continuing operations	689	(3.4)	1.9	1,402	59.3	32.9
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	689	(3.4)	1.9	1,402	59.3	32.9
Minority interests	79	(0.1)	5.3	158	72.0	43.5
Underlying attributable profit to the Group	610	(3.8)	1.5	1,244	57.9	31.7
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	610	(3.8)	1.5	1,244	57.9	31.7

Balance sheet
Customer loans	69,312	(9.4)	0.8	69,312	1.9	6.7
Cash, central banks and credit institutions	37,808	(6.5)	4.0	37,808	(7.5)	(3.1)
Debt securities	40,094	(4.7)	6.0	40,094	9.5	14.7
o/w: available for sale	22,078	20.0	33.5	22,078	28.0	34.1
Other financial assets	5,752	(36.8)	(29.7)	5,752	(27.6)	(24.2)
Other assets	12,557	(7.7)	2.7	12,557	(0.3)	4.5
Total assets	165,523	(8.9)	1.3	165,523	(0.3)	4.4
Customer deposits	71,642	(5.6)	5.1	71,642	4.3	9.3
Central banks and credit institutions	24,761	(4.2)	6.6	24,761	11.8	17.1
Debt securities issued	23,545	(19.0)	(9.9)	23,545	(24.5)	(21.0)
Other financial liabilities	21,367	(14.3)	(4.6)	21,367	3.6	8.5
Other liabilities	7,392	(5.7)	4.9	7,392	4.9	9.9
Total liabilities	148,706	(9.1)	1.2	148,706	(0.7)	4.1
Total equity	16,817	(7.7)	2.7	16,817	2.6	7.5

Other managed and marketed customer funds	58,610	(8.2)	2.1	58,610	4.8	9.8
Mutual funds	54,716	(8.3)	2.1	54,716	4.4	9.4
Pension funds	—	—	—	—	—	—
Managed portfolios	3,894	(7.6)	2.8	3,894	10.6	15.8

Pro memoria:
Loans w/o repos	73,368	(9.6)	0.5	73,368	1.8	6.6
Funds (customer deposits w/o repos + mutual funds)	102,676	(1.6)	9.5	102,676	12.2	17.5

Ratios (%) and operating means
Underlying RoTE	16.25	(0.26)		16.39	2.67
Efficiency ratio (with amortisations)	35.2	(0.1)		35.3	(3.9)
NPL ratio	5.36	—		5.36	(0.75)
NPL coverage	95.5	(2.6)		95.5	10.2
Number of employees	46,208	(0.5)		46,208	(4.5)
Number of branches	3,425	0.1		3,425	(0.5)

54	FINANCIAL REPORT 2017

JANUARY - JUNE    » Appendix

Mexico (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	663	6.2	0.6	1,287	9.7	14.3
Net fee income	193	7.4	1.8	373	2.9	7.2
Gains (losses) on financial transactions	53	60.5	53.5	87	51.4	57.8
Other operating income	4	—	—	(9)	(39.6)	(37.1)
Gross income	914	10.9	5.2	1,738	10.1	14.7
Operating expenses	(361)	12.9	7.1	(680)	6.4	10.9
General administrative expenses	(328)	12.8	7.1	(619)	6.4	10.9
Personnel	(163)	8.5	2.8	(312)	0.3	4.5
Other general administrative expenses	(165)	17.5	11.6	(306)	13.5	18.2
Depreciation and amortisation	(33)	13.6	7.8	(62)	6.3	10.8
Net operating income	553	9.6	4.0	1,058	12.7	17.4
Net loan-loss provisions	(246)	5.3	(0.3)	(479)	10.1	14.7
Other income	(6)	53.1	46.3	(11)	(40.3)	(37.8)
Underlying profit before taxes	301	12.8	7.0	568	16.9	21.8
Tax on profit	(64)	13.0	7.2	(120)	12.2	16.9
Underlying profit from continuing operations	238	12.7	7.0	448	18.2	23.2
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	238	12.7	7.0	448	18.2	23.2
Minority interests	51	6.6	1.1	98	8.4	12.9
Underlying attributable profit to the Group	187	14.5	8.7	350	21.3	26.4
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	187	14.5	8.7	350	21.3	26.4

Balance sheet
Customer loans	28,913	(1.4)	1.4	28,913	2.5	2.2
Cash, central banks and credit institutions	12,436	(15.7)	(13.4)	12,436	8.2	7.9
Debt securities	13,889	(14.3)	(11.8)	13,889	(12.1)	(12.3)
o/w: available for sale	7,391	5.9	8.9	7,391	9.8	9.5
Other financial assets	6,099	(7.2)	(4.6)	6,099	(9.5)	(9.7)
Other assets	2,935	(0.8)	2.0	2,935	23.4	23.1
Total assets	64,270	(7.9)	(5.3)	64,270	(0.6)	(0.8)
Customer deposits	32,650	(3.9)	(1.2)	32,650	18.7	18.4
Central banks and credit institutions	11,612	(12.6)	(10.1)	11,612	14.3	14.0
Debt securities issued	4,994	(8.0)	(5.4)	4,994	(7.7)	(7.9)
Other financial liabilities	7,832	(20.0)	(17.7)	7,832	(44.8)	(45.0)
Other liabilities	1,860	1.0	3.8	1,860	9.0	8.7
Total liabilities	58,949	(8.3)	(5.7)	58,949	(0.0)	(0.3)
Total equity	5,321	(3.2)	(0.5)	5,321	(6.0)	(6.2)

Other managed and marketed customer funds	10,607	(2.7)	0.0	10,607	(6.6)	(6.9)
Mutual funds	10,607	(2.7)	0.0	10,607	(6.6)	(6.9)
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Loans w/o repos	29,573	(1.4)	1.4	29,573	2.7	2.5
Funds (customer deposits w/o repos + mutual funds)	39,730	1.5	4.3	39,730	7.6	7.3

Ratios (%) and operating means
Underlying RoTE	20.32	1.57		19.61	5.99
Efficiency ratio (with amortisations)	39.5	0.7		39.1	(1.4)
NPL ratio	2.58	(0.19)		2.58	(0.43)
NPL coverage	113.8	9.0		113.8	11.5
Number of employees	17,886	1.7		17,886	1.0
Number of branches	1,400	0.8		1,400	0.8

FINANCIAL REPORT 2017	55

JANUARY - JUNE    » Appendix

Chile (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	489	0.9	5.5	974	11.9	3.9
Net fee income	100	(6.9)	(2.5)	207	19.9	11.4
Gains (losses) on financial transactions	54	11.0	15.8	103	14.1	5.9
Other operating income	0	(90.7)	(88.2)	5	—	—
Gross income	644	(0.2)	4.3	1,288	13.7	5.6
Operating expenses	(260)	(1.3)	3.2	(524)	10.9	3.0
General administrative expenses	(234)	(1.7)	2.9	(472)	9.4	1.6
Personnel	(147)	4.7	9.4	(287)	7.5	(0.2)
Other general administrative expenses	(87)	(10.8)	(6.5)	(185)	12.6	4.5
Depreciation and amortisation	(26)	1.8	6.5	(52)	26.9	17.8
Net operating income	383	0.5	5.1	765	15.7	7.5
Net loan-loss provisions	(122)	0.4	5.0	(244)	3.3	(4.1)
Other income	7	220.7	230.3	9	811.4	746.3
Underlying profit before taxes	267	2.3	6.9	529	24.5	15.6
Tax on profit	(50)	5.5	10.2	(97)	36.7	27.0
Underlying profit from continuing operations	218	1.6	6.2	432	22.0	13.3
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	218	1.6	6.2	432	22.0	13.3
Minority interests	68	2.2	6.8	135	27.4	18.3
Underlying attributable profit to the Group	149	1.3	5.9	297	19.7	11.2
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	149	1.3	5.9	297	19.7	11.2

Balance sheet
Customer loans	35,314	(7.4)	(1.2)	35,314	(0.0)	2.8
Cash, central banks and credit institutions	3,960	(31.2)	(26.6)	3,960	(37.0)	(35.3)
Debt securities	3,785	(15.8)	(10.2)	3,785	0.5	3.3
o/w: available for sale	2,862	(27.6)	(22.7)	2,862	(11.7)	(9.2)
Other financial assets	2,202	(11.9)	(6.1)	2,202	(19.1)	(16.8)
Other assets	1,783	(13.7)	(8.0)	1,783	(8.0)	(5.4)
Total assets	47,043	(11.2)	(5.3)	47,043	(6.0)	(3.3)
Customer deposits	25,254	(4.1)	2.3	25,254	(1.5)	1.3
Central banks and credit institutions	4,952	(25.8)	(20.9)	4,952	(32.2)	(30.3)
Debt securities issued	8,685	(15.3)	(9.7)	8,685	3.2	6.1
Other financial liabilities	2,660	(21.4)	(16.1)	2,660	(19.4)	(17.1)
Other liabilities	980	(19.5)	(14.2)	980	(11.8)	(9.4)
Total liabilities	42,532	(11.2)	(5.3)	42,532	(7.1)	(4.5)
Total equity	4,511	(11.1)	(5.2)	4,511	5.6	8.6

Other managed and marketed customer funds	10,111	(4.1)	2.3	10,111	25.7	29.2
Mutual funds	7,597	(4.7)	1.6	7,597	35.6	39.4
Pension funds	—	—	—	—	—	—
Managed portfolios	2,514	(2.2)	4.3	2,514	3.0	5.9

Pro memoria:
Loans w/o repos	36,359	(7.4)	(1.2)	36,359	0.1	2.9
Funds (customer deposits w/o repos + mutual funds)	32,677	(4.6)	1.7	32,677	4.7	7.7

Ratios (%) and operating means
Underlying RoTE	18.65	1.58		17.95	0.76
Efficiency ratio (with amortisations)	40.4	(0.4)		40.7	(1.0)
NPL ratio	5.00	0.07		5.00	(0.28)
NPL coverage	58.2	(0.7)		58.2	2.7
Number of employees	11,694	(1.4)		11,694	(5.0)
Number of branches	407	(2.2)		407	(13.2)

56	FINANCIAL REPORT 2017

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Estados Unidos (Ex-Popular) (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	1,488	(0.1)	3.2	2,977	(1.1)	(4.1)
Net fee income	250	(8.5)	(5.3)	523	(9.2)	(11.9)
Gains (losses) on financial transactions	25	—	—	20	(28.4)	(30.6)
Other operating income	117	(4.3)	(1.1)	239	(1.1)	(4.0)
Gross income	1,880	0.0	3.3	3,759	(2.5)	(5.4)
Operating expenses	(845)	0.9	4.3	(1,682)	8.5	5.2
General administrative expenses	(758)	0.1	3.4	(1,515)	8.3	5.0
Personnel	(428)	(3.8)	(0.6)	(872)	7.0	3.8
Other general administrative expenses	(330)	5.8	9.2	(643)	10.0	6.7
Depreciation and amortisation	(87)	8.4	11.9	(167)	10.4	7.1
Net operating income	1,035	(0.7)	2.6	2,077	(9.9)	(12.6)
Net loan-loss provisions	(697)	(14.0)	(11.0)	(1,507)	(3.7)	(6.6)
Other income	(24)	(24.8)	(22.0)	(57)	(28.4)	(30.5)
Underlying profit before taxes	314	57.5	61.8	513	(22.4)	(24.7)
Tax on profit	(79)	28.3	32.1	(140)	(43.2)	(44.9)
Underlying profit from continuing operations	235	70.6	75.1	373	(10.0)	(12.7)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	235	70.6	75.1	373	(10.0)	(12.7)
Minority interests	86	101.9	106.9	129	(25.8)	(28.0)
Underlying attributable profit to the Group	149	56.5	60.8	244	1.5	(1.6)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	149	56.5	60.8	244	1.5	(1.6)

Balance sheet
Customer loans	76,676	(6.3)	0.0	76,676	(7.8)	(5.2)
Cash, central banks and credit institutions	15,552	(24.0)	(18.9)	15,552	(11.8)	(9.3)
Debt securities	17,819	(6.5)	(0.2)	17,819	(4.8)	(2.1)
o/w: available for sale	15,667	(6.2)	0.1	15,667	(7.6)	(5.0)
Other financial assets	2,757	(9.4)	(3.2)	2,757	(12.4)	(9.9)
Other assets	12,673	(4.5)	1.9	12,673	0.8	3.6
Total assets	125,477	(8.9)	(2.7)	125,477	(7.2)	(4.6)
Customer deposits	55,491	(12.1)	(6.1)	55,491	(6.6)	(3.9)
Central banks and credit institutions	19,476	(12.4)	(6.5)	19,476	(27.2)	(25.1)
Debt securities issued	27,188	(3.7)	2.8	27,188	4.8	7.8
Other financial liabilities	3,194	5.3	12.4	3,194	11.4	14.5
Other liabilities	4,358	(3.0)	3.5	4,358	(4.3)	(1.6)
Total liabilities	109,707	(9.4)	(3.3)	109,707	(8.2)	(5.6)
Total equity	15,770	(4.8)	1.6	15,770	0.2	3.0

Other managed and marketed customer funds	17,223	(6.5)	(0.2)	17,223	(10.4)	(7.9)
Mutual funds	8,459	(5.9)	0.5	8,459	21.2	24.6
Pension funds	—	—	—	—	—	—
Managed portfolios	8,764	(7.1)	(0.9)	8,764	(28.4)	(26.4)

Pro memoria:
Loans w/o repos	80,370	(6.4)	(0.1)	80,370	(8.1)	(5.5)
Funds (customer deposits w/o repos + mutual funds)	63,745	(11.2)	(5.3)	63,745	(3.6)	(0.9)

Ratios (%) and operating means
Underlying RoTE	4.45	1.64		3.64	(0.27)
Efficiency ratio (with amortisations)	45.0	0.4		44.8	4.5
NPL ratio	2.64	0.21		2.64	0.40
NPL coverage	183.1	(19.3)		183.1	(37.5)
Number of employees	18,008	1.9		18,008	0.8
Number of branches	763	(0.1)		763	(1.4)

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Centro Corporativo (€ million)

P&L	2Q’17	1Q’17%		1H’17	1H’16%
Net interest income	(213)	(194)	10.0	(407)	(356)	14.5
Net fee income	(9)	(4)	110.9	(14)	(10)	41.4
Gains (losses) on financial transactions	(81)	(119)	(31.5)	(200)	(99)	103.0
Other operating income	(36)	(23)	54.3	(59)	(3)	—
Gross income	(340)	(341)	(0.1)	(681)	(468)	45.5
Operating expenses	(118)	(119)	(1.0)	(238)	(246)	(3.5)
Net operating income	(458)	(460)	(0.4)	(919)	(714)	28.6
Net loan-loss provisions	(11)	(5)	108.6	(16)	(3)	353.7
Other income	(53)	(32)	65.7	(84)	(60)	41.5
Underlying profit before taxes	(522)	(497)	5.0	(1,018)	(777)	31.0
Tax on profit	(40)	26	—	(13)	42	—
Underlying profit from continuing operations	(561)	(471)	19.3	(1,032)	(736)	40.3
Net profit from discontinued operations	—	—	—	—	0	(100.0)
Underlying consolidated profit	(561)	(471)	19.3	(1,032)	(735)	40.3
Minority interests	2	(3)	—	(1)	(7)	(88.2)
Underlying attributable profit to the Group	(563)	(468)	20.4	(1,031)	(729)	41.5
Net capital gains and provisions*	—	—	—	—	(186)	(100.0)
Attributable profit to the Group	(563)	(468)	20.4	(1,031)	(915)	12.7

(*).-In1H’16. Restructuring costs

Balance sheet
Debt securities	2,009	781	157.1	2,009	3,287	(38.9)
Goodwill	26,070	26,939	(3.2)	26,070	26,536	(1.8)
Capital assigned to Group areas	79,992	83,902	(4.7)	79,992	79,973	0.0
Other financial assets	8,040	10,661	(24.6)	8,040	14,494	(44.5)
Other assets	14,814	15,115	(2.0)	14,814	15,654	(5.4)
Total assets	130,926	137,398	(4.7)	130,926	139,944	(6.4)
Debt securities issued	34,279	30,740	11.5	34,279	35,292	(2.9)
Other financial liabilities	2,095	2,469	(15.1)	2,095	4,877	(57.0)
Other liabilities	8,968	12,299	(27.1)	8,968	14,809	(39.4)
Total liabilities	45,342	45,507	(0.4)	45,342	54,978	(17.5)
Total equity	85,583	91,891	(6.9)	85,583	84,966	0.7

Other managed and marketed customer funds	53	52	2.1	53	—	—
Mutual funds	53	52	2.1	53	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Operating means
Number of employees	1,714	1,720	(0.3)	1,714	1,757	(2.4)

58	FINANCIAL REPORT 2017

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 Retail Banking (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	8,096	1.9	4.0	16,044	11.4	7.0
Net fee income	2,457	0.3	2.4	4,905	15.7	10.7
Gains (losses) on financial transactions	157	(30.0)	(28.8)	383	43.0	65.8
Other operating income	173	(6.2)	(3.3)	358	15.2	12.2
Gross income	10,883	0.7	2.8	21,689	12.8	8.6
Operating expenses	(4,894)	0.1	2.1	(9,782)	8.0	4.6
Net operating income	5,989	1.2	3.4	11,907	17.1	12.1
Net loan-loss provisions	(1,998)	(10.9)	(8.1)	(4,240)	3.0	(4.0)
Other income	(746)	8.8	11.7	(1,432)	68.7	56.9
Underlying profit before taxes	3,244	8.5	10.1	6,235	19.9	17.8
Tax on profit	(933)	1,3	3.4	(1,853)	27.4	25.4
Underlying profit from continuing operations	2,312	11.7	13.1	4,382	16.9	14.9
Net profit from discontinued operations	—	—	—	—	(100.0)	(100.0)
Underlying consolidated profit	2,312	11.7	13.1	4,382	16.9	14.9
Minority interests	351	27.2	28.5	627	12.6	8.9
Underlying attributable profit to the Group	1,961	9.3	10.8	3,755	17.7	15.9
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	1,961	9.3	10.8	3,755	17.8	16.4

Pro memoria:
Loans w/o repos	680,140	(2.2)	1.0	680,140	(0.9)	2.0
Funds (customer deposits w/o repos + mutual funds)	731,932	(1.5)	1.8	731,932	4.1	6.8

(*).-	In 1H’16 capital gains from VISA Europe disposal and restructuring costs.

 Global Corporate Banking (€ million)

		/ 1Q’17			/ 1H’16
P&L	2Q’17	%	% w/o FX	1H’17	%	% w/o FX
Net interest income	625	(4.8)	(2.8)	1,281	10.0	4.5
Net fee income	438	9.6	11.3	837	16.6	13.0
Gains (losses) on financial transactions	211	(54.7)	(53.0)	678	(3.4)	(9.0)
Other operating income	101	133.8	137.3	144	6.4	4.0
Gross income	1,374	(12.2)	(10.3)	2,940	8.1	3.1
Operating expenses	(488)	0,2	1.3	(975)	(0.1)	(1.2)
Net operating income	886	(17.8)	(15.5)	1,964	12.7	5.4
Net loan-loss provisions	(238)	79.7	82.3	(370)	(11.0)	(19.2)
Other income	(5)	(62.1)	(61.6)	(19)	(41.5)	(41.4)
Underlying profit before taxes	643	(31.0)	(28.8)	1,576	21.7	14.8
Tax on profit	(185)	(30.3)	(28.0)	(450)	20.0	13.0
Underlying profit from continuing operations	459	(31.2)	(29.1)	1,126	22.3	15.5
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	459	(31.2)	(29.1)	1,126	22.3	15.5
Minority interests	44	(22.5)	(19.6)	101	27.8	15,1
Underlying attributable profit to the Group	414	(32.1)	(30.0)	1,024	21.8	15.5
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	414	(32.1)	(30.0)	1,024	30.9	23.6

Pro memoria:
Loans w/o repos	89,758	(6.5)	(2.8)	89,758	(9.1)	(7.2)
Funds (customer deposits w/o repos + mutual funds)	72,479	7.3	11.8	72,479	18.1	20.1

(*).-In	1H’16. Restructuring costs

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JANUARY - JUNE    » Information including Banco Popular

 Popular (€ million)

Income Statement*	2Q’17
Net interest income	109
Net fee income	31
Gains (losses) on financial transactions	(1)
Other operating income	0
Gross income	139
Operating expenses	(96)
General administrative expenses	(87)
Personnel	(45)
Other general administrative expenses	(42)
Depreciation and amortisation	(9)
Net operating income	43
Net loan-loss provisions	(8)
Other income	(20)
Underlying profit before taxes	15
Tax on profit	(5)
Underlying profit from continuing operations	11
Net profit from discontinued operations	—
Underlying consolidated profit	11
Minority interests	—
Underlying attributable profit to the Group	11
Net capital gains and provisions	—
Attributable profit to the Group	11

(*).- Results consolidated into Grupo Santander as of 7 June 2017.

Balance sheet	Jun 2017
Customer loans	82,589
Cash, central banks and credit institutions	12,538
Debt securities	19,394
o/w: available for sale	17,929
Other financial assets	1,971
Other assets	15,224
Total assets	131,716
Customer deposits	64,814
Central banks and credit institutions	47,137
Debt securities issued	11,915
Other financial liabilities	2,596
Other liabilities	5,262
Total liabilities	131,723
Total equity	(7)

Other managed and marketed customer funds	18,121
Mutual funds	10,003
Pension funds	4,737
Managed portfolios	3,381

Pro memoria:
Gross customer loans w/o repos	93,101
Funds (customer deposits w/o repos + mutual funds)	70,570

60	FINANCIAL REPORT 2017

JANUARY - JUNE    » Information including Banco Popular

Income Statement - Grupo Santander (including Banco Popular)
€ million
			Change				Change
	2Q’17	1Q’17%		% w/o FX	1H’17	1H’16%		% w/o FX
Net interest income
Net fee income	2,916	2,844	2.6	4.6	5,760	4,946	16.5	11.5
Gains (losses) on financial transactions	286	573	(50.0)	(48.1)	859	870	(1.3)	(2.0)
Other operating income	240	211	14.2	17.4	451	474	(4.9)	(7.1)
Dividends	238	41	481.2	484.3	279	253	10.3	9.2
Income from equity-accounted method	160	133	20.0	21.4	293	195	49.9	42.5
Other operating income/expenses	(157)	37	—	—	(120)	26	—	—
Gross income	12,049	12,029	0.2	2.3	24,078	21,485	12.1	7.7
Operating expenses	(5,648)	(5,543)	1.9	3.7	(11,191)	(10,384)	7.8	4.7
General administrative expenses	(4,983)	(4,915)	1.4	3.3	(9,897)	(9,204)	7.5	4.4
Personnel	(2,943)	(2,912)	1.1	2.9	(5,855)	(5,395)	8.5	5.3
Other general administrative expenses	(2,039)	(2,002)	1.8	3.8	(4,042)	(3,809)	6.1	3.0
Depreciation and amortisation	(665)	(629)	5.8	7.4	(1,294)	(1,181)	9.6	7.0
Net operating income	6,401	6,486	(1.3)	1.1	12,887	11,100	16.1	10.4
Net loan-loss provisions	(2,280)	(2,400)	(5.0)	(2.2)	(4,680)	(4,613)	1.4	(5.5)
Impairment losses on other assets	(63)	(68)	(7.9)	(6.6)	(131)	(72)	81.3	71.9
Other income	(785)	(707)	11.0	13.7	(1,492)	(905)	65.0	54.8
Underlying profit before taxes	3,273	3,311	(1.1)	1.0	6,585	5,510	19.5	15.9
Tax on profit	(1,129)	(1,125)	0.4	2.7	(2,254)	(1,725)	30.6	27.2
Underlying profit from continuing operations	2,144	2,186	(1.9)	0.2	4,331	3,785	14.4	10.8
Net profit from discontinued operations	—	—	—	—	—	0	(100.0)	(100.0)
Underlying consolidated profit	2,144	2,186	(1.9)	0.2	4,331	3,785	14.4	10.8
Minority interests	395	319	24.0	25.8	715	626	14.2	9.3
Underlying attributable profit to the Group	1,749	1,867	(6.4)	(4.2)	3,616	3,160	14.4	11.1
Net capital gains and provisions*	—	—	—	—	—	(248)	(100.0)	(100.0)
Attributable profit to the Group	1,749	1,867	(6.4)	(4.2)	3,616	2,911	24.2	20.7

Underlying EPS (euros)	0.114	0.122	(7.2)		0.236	0.208	13.4
Underlying diluted EPS (euros)	0.113	0.122	(7.2)		0.235	0.207	13.4

EPS (euros)	0.114	0.122	(7.2)		0.236	0.191	23.7
Diluted EPS (euros)	0.113	0.122	(7.2)		0.235	0.190	23.7

(*).- In 1H’16 capital gains from VISA Europe disposal (€ 227 million) and restructuring costs (€ 475 million).

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Balance sheet - Grupo Santander (including Banco Popular)
€ million
Assets	30.06.17	30.06.16	Change amount	%	31.12.16
Cash, cash balances at central banks and other demand deposits	83,691	65,368	18,323	28.0	76,454
Financial assets held for trading	132,348	157,497	(25,149)	(16.0)	148,187
Debt securities	37,062	45,077	(8,015)	(17.8)	48,922
Equity instruments	18,907	14,237	4,670	32.8	14,497
Loans and advances to customers	11,987	8,747	3,240	37.0	9,504
Loans and advances to central banks and credit institutions	6,182	2,161	4,021	186.1	3,221
Derivatives	58,210	87,275	(29,065)	(33.3)	72,043
Financial assets designated at fair value	41,398	42,846	(1,448)	(3.4)	31,609
Loans and advances to customers	19,768	13,928	5,840	41.9	17,596
Loans and advances to central banks and credit institutions	16,796	24,810	(8,014)	(32.3)	10,069
Other (debt securities an equity instruments)	4,834	4,108	726	17.7	3,944
Available-for-sale financial assets	143,561	116,385	27,176	23.4	116,774
Debt securities	138,280	111,672	26,608	23.8	111,287
Equity instruments	5,281	4,713	568	12.1	5,487
Loans and receivables	908,053	842,878	65,175	7.7	840,004
Debt securities	15,473	13,672	1,801	13.2	13,237
Loans and advances to customers	829,466	760,781	68,685	9.0	763,370
Loans and advances to central banks and credit institutions	63,114	68,425	(5,311)	(7.8)	63,397
Held-to-maturity investments	13,789	4,820	8,969	186.1	14,468
Investments in subsidaries, joint ventures and associates	6,786	3,411	3,375	99.0	4,836
Tangible assets	22,797	26,314	(3,517)	(13.4)	23,286
Intangible assets	28,628	29,146	(518)	(1.8)	29,421
o/w: goodwill	26,070	26,541	(471)	(1.8)	26,724
Other assets	64,209	54,241	9,968	18.4	54,086
Total assets	1,445,260	1,342,906	102,354	7.6	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	96,137	118,582	(22,445)	(18.9)	108,765
Customer deposits	15,839	8,755	7,084	80.9	9,996
Debt securities issued	0	—	0	—	—
Deposits by central banks and credit institutions	777	960	(183)	(19.0)	1,395
Derivatives	59,032	87,254	(28,222)	(32.3)	74,369
Other	20,489	21,613	(1,124)	(5.2)	23,005
Financial liabilities designated at fair value	53,789	48,548	5,241	10.8	40,263
Customer deposits	26,838	25,425	1,413	5.6	23,345
Debt securities issued	3,049	2,995	54	1.8	2,791
Deposits by central banks and credit institutions	23,900	20,127	3,773	18.7	14,127
Other	0	1	(1)	(59.5)	—
Financial liabilities measured at amortized cost	1,148,471	1,031,650	116,821	11.3	1,044,240
Customer deposits	721,659	637,723	83,936	13.2	657,770
Debt securities issued	220,678	227,991	(7,313)	(3.2)	226,078
Deposits by central banks and credit institutions	178,930	138,366	40,564	29.3	133,876
Other	27,204	27,570	(366)	(1.3)	26,516
Liabilities under insurance contracts	1,693	644	1,049	162.9	652
Provisions	15,877	15,174	703	4.6	14,459
Other liabilities	28,340	27,962	378	1.4	28,047
Total liabilities	1,344,305	1,242,560	101,745	8.2	1,236,426
Shareholders’ equity	107,565	103,637	3,928	3.8	105,977
Capital stock	7,291	7,217	74	1.0	7,291
Reserves	97,533	94,303	3,230	3.4	94,149
Attributable profit to the Group	3,616	2,911	705	24.2	6,204
Less: dividends	(875)	(794)	(81)	10.2	(1,667)
Accumulated other comprehensive income	(18,797)	(15,027)	(3,770)	25.1	(15,039)
Minority interests	12,188	11,736	452	3.8	11,761
Total equity	100,955	100,346	609	0.6	102,699
Total liabilities and equity	1,445,260	1,342,906	102,354	7.6	1,339,125

62	FINANCIAL REPORT 2017

JANUARY - JUNE    » Information including Banco Popular

NOTE:

The financial information for the first half of 2017 and 2016 corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

Consolidated income statement (€ million)

	1H’17	1H’16
Interest income	28,632	27,032
Interest expense	(11,624)	(11,838)
NET INTEREST INCOME	17,008	15,194
Dividend income	279	253
Share of results of entities accounted for using the equity method	293	195
Commission income	7,261	6,275
Commission expense	(1,501)	(1,329)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	276	734
Gain or losses on financial assets and liabilities held for trading, net	1,055	753
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(47)	422
Gain or losses from hedge accounting, net	(8)	14
Exchange rate differences, net	(416)	(672)
Other operating income	807	1,150
Other operating expenses	(944)	(1,160)
Income from assets under insurance and reinsurance contracts	1,378	1,024
Expenses from liabilities under insurance and reinsurance contracts	(1,361)	(988)
GROSS INCOME	24,080	21,865
Administrative expenses	(9,897)	(9,204)
Staff costs	(5,855)	(5,395)
Other general administrative expenses	(4,042)	(3,809)
Depreciation and amortisation cost	(1,294)	(1,181)
Provisions, net	(1,377)	(1,570)
Impairment or reversal of impairment of financial assets measured at fair value through profit or loss, net	(4,713)	(4,647)
Financial assets measured at cost	(7)	(2)
Financial assets available-for-sale	—	—
Loans and receivables	(4,706)	(4,645)
Held-to-maturity investments	—	—
PROFIT FROM OPERATIONS	6,799	5,263
Impairment of investments in subsidiaries, joint ventures and associates, net	—	(8)
Impairment on non-financial assets, net	(97)	(30)
Tangible assets	(28)	(18)
Intangible assets	(40)	—
Others	(29)	(12)
Gain or losses on non financial assets and investments, net	26	27
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale classified as discontinued operations	(143)	(40)
PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS	6,585	5,212
Tax expense or income from continuing operations	(2,254)	(1,642)
PROFIT OR LOSS AFTER TAX FROM CONTINUING OPERATIONS	4,331	3,570
Profit or loss after tax from discontinued operations	—	—
PROFIT FOR THE PERIOD	4,331	3,570
Profit attributable to non-controlling interests	715	659
Profit attributable to the parent	3,616	2,911

EARNINGS PER SHARE (euros)
Basic	0.24	0.19
Diluted	0.24	0.19

NOTE:

The financial information in this report was approved by the Bank’s Board of Directors, following a favourable report from the Audit Committee. In its review, the Audit Committee ensured that the first half information has been drawn up in accordance with the same principles and practices as the annual financial statements.

FINANCIAL REPORT 2017	63

JANUARY - JUNE    » Information including Banco Popular

 Consolidated balance sheet (€ million)

ASSETS	30.06.17	31.12.16	30.06.16
Cash, cash balances at central banks and other demand deposits	83,691	76,454	65,368
Financial assets held for trading	132,348	148,187	157,497
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	40,146	38,145	32,081
Financial assets measured at fair value	41,398	31,609	42,846
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	7,082	2,025	—
Financial assets available for sale	143,561	116,774	116,385
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	44,630	23,980	27,124
Loans and receivables	908,053	840,004	842,878
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	11,052	7,994	2,349
Investments held.to-maturity	13,789	14,468	4,820
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	7,081	2,489	524
Hedging derivates	9,496	10,377	11,045
Changes in fair value of hedged items in portfolio hedges of interest rate risk	1,419	1,481	1,993
Investments	6,787	4,836	3,411
Associated companies	2,586	1,594	1,650
Controlled entities	4,201	3,242	1,761
Reinsurance assets	342	331	326
Tangible assets	22,796	23,286	26,314
Property, plant and equipment	20,567	20,770	19,951
For own-use	8,267	7,860	7,681
Leased out under an operating lease	12,300	12,910	12,270
Investment property	2,229	2,516	6,363
Of which: leased out under an operating lease	1,358	1,567	5,153
Memorandum ítems: acquired in financial lease	88	115	109
Intangible assets	28,628	29,421	29,146
Goodwill	26,070	26,724	26,541
Other intangible assets	2,558	2,697	2,605
Tax assets	30,743	27,678	26,091
Current tax assets	6,183	6,414	4,621
Deferred tax assets	24,560	21,264	21,470
Other assets	10,032	8,447	8,945
Insurance contracts linked to pensions	423	269	279
Inventories	1,127	1,116	1,139
Other	8,482	7,062	7,527
Non-current assets held for sale	12,177	5,772	5,841
TOTAL ASSETS	1,445,260	1,339,125	1,342,906

64	FINANCIAL REPORT 2017

JANUARY - JUNE    » Information including Banco Popular

 Consolidated balance sheet (€ million)

LIABILITIES AND EQUITY	30.06.17	31.12.16	30.06.16
Financial liabilities held for trading	96,137	108,765	118,582
Financial liabilities designated at fair value through profit or loss	53,788	40,263	48,548
Memorandum ítems: subordinated liabilities	—	—	—
Financial liabilities at amortised cost	1,148,471	1,044,240	1,031,650
Memorandum ítems: subordinated liabilities	21,058	19,902	22,720
Hedging derivatives	7,638	8,156	9,365
Changes in fair value of hedged items in portfolio hedges of interest rate risk	350	448	636
Liabilities under insurance contracts	1,693	652	644
Provisions	15,877	14,459	15,174
Pensions and other post-retirement obligations	6,830	6,576	6,784
Other long term employee benefits	1,497	1,712	2,049
Taxes and other legal contingencies	3,742	2,994	2,885
Contingent liabilities and commitments	645	459	616
Other provisions	3,163	2,718	2,840
Tax liabilities	8,863	8,373	8,118
Current tax liabilities	2,764	2,679	2,560
Deferred tax liabilities	6,099	5,694	5,558
Other lialibities	11,488	11,070	9,843
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,344,305	1,236,426	1,242,560
Sharehoders’ equity	107,564	105,977	103,637
Capital	7,291	7,291	7,217
Unpaid capital which has been called up	—	—	—
Memorandum ítems: uncalled up capital	—	—	—
Share premium	44,912	44,912	45,001
Equity instruments issued other than capital	—	—	—
Equity component of compound financial instruments	—	—	—
Other equity instruments	—	—	—
Other equity	154	240	239
Accumulated retained profit	53,556	49,953	49,960
Revaluation reserves	—	—	—
Other reserves	(1,062)	(949)	(707)
(-) Own shares	(28)	(7)	(190)
Profit attributable to shareholders of the parent	3,616	6,204	2,911
(-) Interim Dividends	(875)	(1,667)	(794)
Other accumulated results	(18,797)	(15,039)	(15,027)
Items not reclassified to profit or loss	(3,869)	(3,933)	(3,665)
Actuarial gains or losses on defined benefit pension plans	(3,867)	(3,931)	(3,664)
Non-current assets classified as held for sale	—	—	—
Other recognised income and expense of investments in subsidaries, joint ventures and associates	(2)	(2)	(1)
Other valuation adjustments	—	—	—
Items that may be reclassified to profit or loss	(14,928)	(11,106)	(11,362)
Hedge of net investments in foreign operations (effective portion)	(4,615)	(4,925)	(3,995)
Exchange rate differences	(12,381)	(8,070)	(9,217)
Hedging derivatives. Cash flow hedges (effective portion)	251	469	836
Available-for-sale financial assets	2,010	1,571	1,196
Debt instruments	930	423	718
Equity instruments	1,080	1,148	478
Non-current assets classified as held for sale	—	—	—
Other recognised income and expense of investments in subsidaries, joint ventures and associates	(193)	(151)	(182)
Non-controlling interest	12,188	11,761	11,736
Other accumulated results	(1,113)	(853)	(1,029)
Other items	13,301	12,614	12,765
TOTAL EQUITY	100,955	102,699	100,346
TOTAL LIABILITIES AND EQUITY	1,445,260	1,339,125	1,342,906

Memorandum items
Contingent liabilities	48,167	44,434	42,316
Contingent commitments	256,617	231,962	225,526

FINANCIAL REPORT 2017	65

JANUARY - JUNE    » Glosary of alternative performance measures

» Glossary of Alternative Performance Measures (APM)

Below we set out information on alternative performance measures in order to comply with the guidelines of the European Securities and Markets Authority, ESMA (Guidelines on Alternative Performance Meaures).

The Group uses the following indicators for managing its business. They enable profitability and efficiency to be measured, the quality of its credit portfolio, the volume of tangible equity per share and the net loan-to-deposit ratio, analysing their evolution and comparing them with those of our competitors.

The purpose of the profitability and efficiency ratios is to measure the ratio of profits to capital, tangible capital, assets and risk-weighted assets, while the efficiency ratio enables measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

The capitalisation indicator provides information on the volume of tangible equity per share.

Other indicators are also included. The loan-to-deposit ratio (LTD) identifies the relation between customer loans and advances (net) and customer deposits and so assesses what proportion of loans and advances granted by the Group are financed by customer deposits. The Group also uses gross customer loan magnitudes excluding repurchase agreements (repos) and customer deposits excluding reverse repurchase agreements (reverse repos). In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, the repos and reverse repos are deducted, respectively, as they are mainly highly volatile treasury business products.

The Group presents, for both the Group’s total as well as the business units, the real changes in the income statement as well as the changes without the exchange rate effect, as it considers the latter facilitates analysis because it enables the movements that occur in businesses to be identified without taking into account the impact of converting each local currency into euros. The average exchange rates used to calculate these changes are set out on page 12.

The Group presents, for both the Group’s total as well as the business units, the real changes in the balance sheet as well as the changes without the exchange rate effect for customer loans and advances (excluding repos) and customer funds, which comprise deposits (without reverse repos) and mutual funds. The reason is to also facilitate analysis by isolating the changes in these balances that are not caused by converting each local currency to euros. The end-of-period exchange rates used to calculate these changes are set out on page 12.

The Group also includes summarised income statements in which non-recurring capital gains and provisions are presented in net terms separately in the line just before the Group’s attributable profit. The Group believes that this statement explains more clearly the changes in the income statement. Those capital gains and provisions considered as non-recurring are subtracted from each of the income statement lines where they were naturally recorded.

Lastly, the indicators use profit and loss and balance sheet figures and ratios excluding Banco Popular’s figures, in order to facilitate like-for-like comparisons.

The following table reconciles attributable profit by isolating the negative non-recurring impact in the first half of 2016, derived mainly from losses stemming from restructuring costs in Spain, partly offset by capital gains from the sale of Visa Europe shares, as well as the impact of Banco Popular as of its acquisition on June 7, in the first half of 2017.

 Adjusted attributable profit to the Group. Six months ended on June 30

    € million

	2017	2016	% change
Unadjusted attributable profit to the Santander Group	3,616	2,911	+24%
(-) Attributable profit Banco Popular	11	0	—
Unadjusted attributable profit to the Santander Group (Ex-Popular)	3,605	2,911	+24%
(-) Non-recurring events*	0	(248)	-100%
Adjusted attributable profit to the Group	3,605	3,160	+14%

(*).- In 1H’16, capital gain from VISA Europe disposal (€ 227 million) and restructuring costs (€ 475 million)

66	FINANCIAL REPORT 2017

JANUARY - JUNE    » Glosary of alternative performance measures

The indicators and how they are calculated are defined below.

Profitability and efficiency

•

RoE: Return on capital: Group attributable profit / average net equity (excluding minority interests). Net equity is defined as capital and reserves + other accumulated global results + Group attributable profit + dividends and other payments.

•	RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill)

•	Underlying RoTE: Return on tangible capital: Group underlying attributable profit / average of: net equity (excluding minority interests) - intangible assets (including goodwill)

•	RoA: Return on assets: consolidated profit / average total assets

•	RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets

•	Underlying RoRWA: Return on risk-weighted assets: consolidated underlying profit / average risk-weighted assets

•	Efficiency: Operating costs / gross income. Operating expenses are defined as general administrative expenses + amortisations

Credit risk

•

NPL Ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities

•

NPL Coverage: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities

•	Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months

Capitalisation

•

Tangible net asset value per share – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income - goodwill - intangible assets

Other indicators

•	Loan-to-deposit ratio: Net customer loans and advances / Customer deposits

•	Loans excluding repos: Gross customer loans and advances excluding repos

•	Deposits excluding reverse reposs: Customer deposits excluding reverse repos

Notes:

1) The averages for the RoE, RoTE, RoA and RoRWA denominators are calculated on the basis of four months from March to June in the case of second quarter figures and seven months from December to June in the case of first half figures.

2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculated the RoE and RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them.

3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoA and RoRWA is the consolidated annualised result (excluding non-recurring results), to which is added non-recurring results without annualising them.

4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR).

FINANCIAL REPORT 2017	67

JANUARY - JUNE    » Glosary of alternative performance measures

» Other definitions

Santander Global Corporate Banking

Global Transaction Banking (GTB): includes the business of cash management, trade finance, basic financing and custody

Financing Solutions & Advisory (FS&A): includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), as well as asset based finance

Global Markets (GM): includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group’s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

» Acronym

AFS: Available for Sale

CET1: Common Equity Tier1

EPS: Earnings per share

FROB: Fondo de Reestructuración Ordenada Bancaria

GDP: Gross Domestic Product

MREL/TLAC: Minimum Requirement of Elegible Liabilities / Total Loss-Absorbing Capacity

NII: Net Interest Income

NPL: Non Performing Loans

Repos: Repurchase Agreements

SAREB: Sociedad de Gestión de Activos procedentes de la Reestructuración Bancaria

SRB: Single Resolution Board

SRF: Single Resolution Fund

VaR: Value at Risk

68	FINANCIAL REPORT 2017

JANUARY - JUNE    »

Important information

Banco Santander, S.A. (“Santander”) cautions that this financial report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “SEC”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this report should be construed as a profit forecast.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

FINANCIAL REPORT 2017	69

Investor Relations
Ciudad Grupo Santander
Edificio Marisma, 0 floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data (including Banco Popular)

			Change
	1H ‘17	1H ‘16	Amount	%	2016
Balance sheet (€ million)
Total assets	1,445,260	1,342,906	102,354	7.6	1,339,125
Net customer loans	861,221	783,457	77,764	9.9	790,470
Customer deposits	764,336	671,903	92,433	13.8	691,111
Total customer funds	969,778	846,383	123,395	14.6	873,618
Total equity	100,955	100,346	609	0.6	102,699

Note: Total customer funds included customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums

Income statement (€ million)
Net interest income	17,008	15,194	1,814	11.9	31,089
Gross income	24,078	21,485	2,593	12.1	43,853
Net operating income	12,887	11,100	1,787	16.1	22,766
Underlying profit before taxes *	6,585	5,510	1,075	19.5	11,288
Underlying attributable profit to the Group *	3,616	3,160	456	14.4	6,621
Attributable profit to the Group	3,616	2,911	705	24.2	6,204

(*).- Change in constant euro

Net interest income: +7.4%; Gross income: +7.7%; Net operating income: +10.4%; Underlying attributable profit: +11.1%; Attributable profit: +20.7%

EPS, profitability and efficiency (%)
Underlying EPS (euro) *	0.236	0.208	0.028	13.4	0.436
EPS (euro)	0.236	0.191	0.045	23.7	0.407
RoE	7.97	6.89			6.99
Underlying RoTE *	11.82	10.69			11.08
RoTE	11.82	10.27			10.38
RoA	0.64	0.55			0.56
Underlying RoRWA *	1.45	1.31			1.36
RoRWA	1.45	1.27			1.29
Efficiency ratio (with amortisations)	46.5	48.3			48.1

Solvency and NPL ratios (%)
CET1 fully-loaded	9.58	10.36			10.55
CET1 phase-in	10.98	12.32			12.53
NPL ratio	5.37	4.29			3.93
Coverage ratio	67.7	72.5			73.8

Note: Including the capital increase in July, the fully loaded CET1 at June’ 17 was 10.72% and the phase-in CET1 12.08%.
Market capitalisation and shares Shares (millions)	14,582	14,434	148	1.0	14,582
Share price (euros)	5.792	3.429	2.363	68.9	4.959
Market capitalisation (€ million)	84,461	49,496	34,965	70.6	72,314
Tangible book value per share (euro)	4.13	4.13			4.22
Price / Tangible book value per share (X)	1.40	0.83			1.17
P/E ratio (X)	12.28	8.99			12.18

Other data
Number of shareholders	4,019,706	3,794,920	224,786	5.9	3,928,950
Number of employees	201,596	191,138	10,458	5.5	188,492
Number of branches	13,825	12,589	1,236	9.8	12,235

(*).-	Excluding non-recurring net capital gains and provisionS

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee

Income statement

€ million

			Change
	1H ‘17	1H ‘16	Amount	%

Net interest income	16,899	15,194	1,705	11.2
Net fee income	5,729	4,946	783	15.8
Gains (losses) on financial transactions	860	870	(10)	(1.2)
Other operating income	451	474	(24)	(5.0)
Dividends	278	253	25	10.0
Income from equity-accounted method	287	195	92	47.1
Other operating income/expenses	(114)	26	(141)	—
Gross income	23,939	21,485	2,454	11.4
Operating expenses	(11,095)	(10,384)	(711)	6.8
General administrative expenses	(9,811)	(9,204)	(607)	6.6
Personnel	(5,811)	(5,395)	(416)	7.7
Other general administrative expenses	(4,000)	(3,809)	(191)	5.0
Depreciation and amortisation	(1,284)	(1,181)	(104)	8.8
Net operating income	12,844	11,100	1,743	15.7
Net loan-loss provisions	(4,672)	(4,613)	(58)	1.3
Impairment losses on other assets	(131)	(72)	(59)	81.3
Other income	(1,472)	(905)	(568)	62.8
Underlying profit before taxes	6,569	5,510	1,059	19.2
Tax on profit	(2,249)	(1,725)	(524)	30.4
Underlying profit from continuing operations	4,320	3,785	534	14.1
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	4,320	3,785	534	14.1
Minority interests	715	626	89	14.2
Underlying attributable profit to the Group	3,605	3,160	446	14.1
Net capital gains and provisions*	—	(248)	248	(100.0)
Attributable profit to the Group (Ex-Popular)	3,605	2,911	694	23.8
Popular	11
Attributable profit to the Group	3,616	2,911	705	24.2

Underlying EPS Ex-Popular (euros)	0.235	0.208	0.027	13.1
Underlying diluted EPS Ex-Popular (euros)	0.234	0.207	0.027	13.1

EPS Ex-Popular (euros)	0.235	0.191	0.044	23.3
Diluted EPS Ex-Popular (euros)	0.234	0.190	0.044	23.3
Pro memoria (Ex-Popular):
Average total assets	1,343,777	1,334,860	8,917	0.7
Average stockholders’ equity	90,783	88,100	2,683	3.0

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Quarterly income statement

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17

Net interest income	7,624	7,570	7,798	8,096	8,402	8,497
Net fee income	2,397	2,549	2,597	2,637	2,844	2,885
Gains (losses) on financial transactions	504	366	440	412	573	287
Other operating income	204	270	245	142	211	240
Dividends	44	209	37	124	41	237
Income from equity-accounted method	83	112	119	130	133	154
Other operating income/expenses	78	(51)	90	(112)	37	(151)
Gross income	10,730	10,755	11,080	11,288	12,029	11,910
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)	(5,552)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)	(4,896)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)	(2,899)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)	(1,997)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)	(656)
Net operating income	5,572	5,528	5,831	5,835	6,486	6,358
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)	(2,272)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)	(63)
Other income	(389)	(515)	(376)	(432)	(707)	(765)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311	3,258
Tax on profit	(810)	(915)	(904)	(767)	(1,125)	(1,125)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186	2,133
Net profit from discontinued operations	—	0	(0)	0	—	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186	2,133
Minority interests	288	338	341	305	319	395
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867	1,738
Net capital gains and provisions*	—	(248)	—	(169)	—	—
Attributable profit to the Group (Ex-Popular)	1,633	1,278	1,695	1,598	1,867	1,738
Popular						11
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867	1,749

Underlying EPS Ex-Popular (euros)	0.108	0.100	0.112	0.116	0.122	0.113
Underlying diluted EPS Ex-Popular (euros)	0.107	0.100	0.112	0.116	0.122	0.112

EPS Ex-Popular (euros)	0.108	0.083	0.112	0.104	0.122	0.113
Diluted EPS Ex-Popular (euros)	0.107	0.083	0.112	0.104	0.122	0.112

(*).- Including

–       In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

–       In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

Income statement

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%

Net interest income	16,899	15,840	1,059	6.7
Net fee income	5,729	5,164	565	10.9
Gains (losses) on financial transactions	860	877	(17)	(1.9)
Other operating income	451	486	(35)	(7.2)
Dividends	278	255	23	8.8
Income from equity-accounted method	287	205	82	39.9
Other operating income/expenses	(114)	25	(139)	—
Gross income	23,939	22,367	1,572	7.0
Operating expenses	(11,095)	(10,693)	(402)	3.8
General administrative expenses	(9,811)	(9,484)	(327)	3.4
Personnel	(5,811)	(5,560)	(251)	4.5
Other general administrative expenses	(4,000)	(3,924)	(76)	1.9
Depreciation and amortisation	(1,284)	(1,209)	(75)	6.2
Net operating income	12,844	11,674	1,170	10.0
Net loan-loss provisions	(4,672)	(4,954)	282	(5.7)
Impairment losses on other assets	(131)	(76)	(55)	71.9
Other income	(1,472)	(964)	(508)	52.7
Underlying profit before taxes	6,569	5,679	890	15.7
Tax on profit	(2,249)	(1,773)	(477)	26.9
Underlying profit from continuing operations	4,320	3,907	413	10.6
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	4,320	3,907	413	10.6
Minority interests	715	654	61	9.3
Underlying attributable profit to the Group	3,605	3,253	352	10.8
Net capital gains and provisions*	—	(258)	258	(100.0)
Attributable profit to the Group (Ex-Popular)	3,605	2,996	609	20.3
Popular	11
Attributable profit to the Group	3,616	2,996	620	20.7

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Quarterly income statement

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17

Net interest income	7,994	7,845	7,967	8,195	8,312	8,587
Net fee income	2,513	2,651	2,650	2,681	2,815	2,914
Gains (losses) on financial transactions	499	378	458	403	566	295
Other operating income	210	276	247	145	207	243
Dividends	44	211	37	130	41	237
Income from equity-accounted method	89	116	121	134	132	155
Other operating income/expenses	77	(52)	89	(119)	35	(149)
Gross income	11,217	11,150	11,323	11,424	11,900	12,039
Operating expenses	(5,330)	(5,363)	(5,344)	(5,519)	(5,493)	(5,602)
General administrative expenses	(4,728)	(4,756)	(4,778)	(4,888)	(4,869)	(4,941)
Personnel	(2,773)	(2,786)	(2,775)	(2,908)	(2,886)	(2,925)
Other general administrative expenses	(1,955)	(1,969)	(2,002)	(1,981)	(1,983)	(2,017)
Depreciation and amortisation	(602)	(607)	(567)	(631)	(624)	(660)
Net operating income	5,887	5,787	5,978	5,905	6,407	6,437
Net loan-loss provisions	(2,604)	(2,350)	(2,588)	(2,448)	(2,366)	(2,306)
Impairment losses on other assets	(46)	(30)	(16)	(158)	(68)	(63)
Other income	(426)	(538)	(372)	(441)	(698)	(774)
Underlying profit before taxes	2,810	2,869	3,002	2,858	3,275	3,294
Tax on profit	(826)	(946)	(923)	(766)	(1,112)	(1,137)
Underlying profit from continuing operations	1,984	1,923	2,079	2,093	2,164	2,156
Net profit from discontinued operations	—	0	(0)	0	—	—
Underlying consolidated profit	1,984	1,923	2,079	2,093	2,164	2,156
Minority interests	301	352	348	309	316	398
Underlying attributable profit to the Group	1,682	1,571	1,730	1,785	1,847	1,758
Net capital gains and provisions*	—	(258)	3	(161)	—	—
Attributable profit to the Group (Ex-Popular)	1,682	1,313	1,733	1,624	1,847	1,758
Popular						11
Attributable profit to the Group	1,682	1,313	1,733	1,624	1,847	1,769

(*).- Including

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

–	In 4Q’16 PPI UK and restatement Santander Consumer USA.

Exchange rates: 1 euro / currency parity

	Average		Period-end
	1H ‘17	1H ‘16	30.06.17	31.03.17	30.06.16

US$	1.082	1.116	1.141	1.069	1.110
Pound sterling	0.860	0.778	0.879	0.856	0.827
Brazilian real	3.436	4.118	3.760	3.380	3.590
Mexican peso	20.995	20.151	20.584	20.018	20.635
Chilean peso	713.893	768.760	757.563	710.337	736.795
Argentine peso	16.986	15.968	18.938	16.424	16.612
Polish zloty	4.268	4.367	4.226	4.227	4.436

Net fee income

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Fees from services	3,595	2,998	597	19.9
Mutual & pension funds	387	372	15	4.1
Securities and custody	558	450	108	24.1
Insurance	1,188	1,126	62	5.5
Group net fee income (Ex-Popular)	5,729	4,946	783	15.8
Popular	31
Group net fee income	5,760	4,946	814	16.5

Operating expenses

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Personnel expenses	5,811	5,395	416	7.7
General expenses	4,000	3,809	191	5.0
Information technology	616	550	66	12.1
Communications	251	255	(3)	(1.3)
Advertising	349	304	46	15.0
Buildings and premises	882	867	15	1.7
Printed and office material	67	69	(1)	(1.8)
Taxes (other than profit tax)	251	232	19	8.2
Other expenses	1,583	1,533	50	3.3
Personnel and general expenses	9,811	9,204	607	6.6
Depreciation and amortisation	1,284	1,181	104	8.8
Group operating expenses (Ex-Popular)	11,095	10,384	711	6.8
Popular	96
Group operating expenses	11,191	10,384	807	7.8

Net loan-loss provisions

€ million

			Change
	1H ‘17	1H ‘16	Amount	%

Non performing loans	5,677	5,369	308	5.7
Country-risk	4	(3)	6	—
Recovery of written-off assets	(1,009)	(753)	(256)	34.0
Group net loan-loss provisions (Ex-Popular)	4,672	4,613	58	1.3
Popular	8
Group net loan-loss provisions	4,680	4,613	66	1.4

Balance sheet (Ex-Popular)

€ million

			Change
	30.06.17	30.06.16	Amount	%	31.12.16
Assets
Cash, cash balances at central banks and other demand deposits	74,404	65,368	9,036	13.8	76,454
Financial assets held for trading	130,516	157,497	(26,981)	(17.1)	148,187
Debt securities	36,634	45,077	(8,443)	(18.7)	48,922
Equity instruments	18,890	14,237	4,653	32.7	14,497
Loans and advances to customers	11,987	8,747	3,240	37.0	9,504
Loans and advances to central banks and credit institutions	6,182	2,161	4,021	186.1	3,221
Derivatives	56,823	87,275	(30,452)	(34.9)	72,043
Financial assets designated at fair value	40,831	42,846	(2,015)	(4.7)	31,609
Loans and advances to customers	19,768	13,928	5,840	41.9	17,596
Loans and advances to central banks and credit institutions	16,796	24,810	(8,014)	(32.3)	10,069
Other (debt securities an equity instruments)	4,267	4,108	159	3.9	3,944
Available-for-sale financial assets	125,286	116,385	8,901	7.6	116,774
Debt securities	120,350	111,672	8,678	7.8	111,287
Equity instruments	4,935	4,713	222	4.7	5,487
Loans and receivables	821,523	842,878	(21,355)	(2.5)	840,004
Debt securities	14,782	13,672	1,110	8.1	13,237
Loans and advances to customers	746,877	760,781	(13,904)	(1.8)	763,370
Loans and advances to central banks and credit institutions	59,863	68,425	(8,562)	(12.5)	63,397
Held-to-maturity investments	13,789	4,820	8,969	186.1	14,468
Investments in subsidaries, joint ventures and associates	5,211	3,411	1,800	52.8	4,836
Tangible assets	21,953	26,314	(4,361)	(16.6)	23,286
Intangible assets	28,265	29,146	(881)	(3.0)	29,421
o/w: goodwill	25,707	26,541	(834)	(3.1)	26,724
Other assets	51,768	54,241	(2,473)	(4.6)	54,086
Total assets	1,313,545	1,342,906	(29,361)	(2.2)	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	94,740	118,582	(23,842)	(20.1)	108,765
Customer deposits	15,839	8,755	7,084	80.9	9,996
Debt securities issued	0	—	0	—	—
Deposits by central banks and credit institutions	777	960	(183)	(19.0)	1,395
Derivatives	57,636	87,254	(29,618)	(33.9)	74,369
Other	20,489	21,613	(1,124)	(5.2)	23,005
Financial liabilities designated at fair value	53,789	48,548	5,241	10.8	40,263
Customer deposits	26,838	25,425	1,413	5.6	23,345
Debt securities issued	3,049	2,995	54	1.8	2,791
Deposits by central banks and credit institutions	23,900	20,127	3,773	18.7	14,127
Other	0	1	(1)	(59.5)	—
Financial liabilities measured at amortized cost	1,023,405	1,031,650	(8,245)	(0.8)	1,044,240
Customer deposits	656,845	637,723	19,122	3.0	657,770
Debt securities issued	208,763	227,991	(19,228)	(8.4)	226,078
Deposits by central banks and credit institutions	131,793	138,366	(6,573)	(4.8)	133,876
Other	26,004	27,570	(1,566)	(5.7)	26,516
Liabilities under insurance contracts	644	644	(0)	(0.1)	652
Provisions	14,157	15,174	(1,017)	(6.7)	14,459
Other liabilities	25,847	27,962	(2,115)	(7.6)	28,047
Total liabilities	1,212,582	1,242,560	(29,978)	(2.4)	1,236,426
Shareholders’ equity	107,554	103,637	3,917	3.8	105,977
Capital stock	7,291	7,217	74	1.0	7,291
Reserves	97,533	94,303	3,230	3.4	94,149
Attributable profit to the Group	3,605	2,911	694	23.8	6,204
Less: dividends	(875)	(794)	(81)	10.2	(1,667)
Accumulated other comprehensive income	(18,769)	(15,027)	(3,742)	24.9	(15,039)
Minority interests	12,177	11,736	441	3.8	11,761
Total equity	100,963	100,346	617	0.6	102,699
Total liabilities and equity	1,313,545	1,342,906	(29,361)	(2.2)	1,339,125

Balance sheet (Ex-Popular)

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Assets
Cash, cash balances at central banks and other demand deposits	67,545	65,368	63,717	76,454	74,804	74,404
Financial assets held for trading	151,550	157,497	152,814	148,187	143,109	130,516
Debt securities	50,060	45,077	41,233	48,922	46,944	36,634
Equity instruments	14,584	14,237	14,764	14,497	16,174	18,890
Loans and advances to customers	6,866	8,747	9,390	9,504	11,375	11,987
Loans and advances to central banks and credit institutions	3,397	2,161	3,671	3,221	3,449	6,182
Derivatives	76,643	87,275	83,756	72,043	65,167	56,823
Financial assets designated at fair value	48,771	42,846	45,158	31,609	46,026	40,831
Loans and advances to customers	13,884	13,928	15,433	17,596	17,865	19,768
Loans and advances to central banks and credit institutions	30,714	24,810	25,645	10,069	24,038	16,796
Other (debt securities an equity instruments)	4,173	4,108	4,080	3,944	4,123	4,267
Available-for-sale financial assets	118,298	116,385	113,947	116,774	118,195	125,286
Debt securities	113,656	111,672	109,241	111,287	112,946	120,350
Equity instruments	4,642	4,713	4,706	5,487	5,249	4,935
Loans and receivables	824,174	842,878	828,539	840,004	844,804	821,523
Debt securities	12,487	13,672	13,396	13,237	12,901	14,782
Loans and advances to customers	752,702	760,781	748,467	763,370	766,072	746,877
Loans and advances to central banks and credit institutions	58,985	68,425	66,676	63,397	65,831	59,863
Held-to-maturity investments	4,566	4,820	12,276	14,468	14,268	13,789
Investments in subsidaries, joint ventures and associates	3,350	3,411	3,481	4,836	5,275	5,211
Tangible assets	25,465	26,314	25,979	23,286	22,807	21,953
Intangible assets	28,693	29,146	28,748	29,421	29,645	28,265
o/w: goodwill	26,209	26,541	26,148	26,724	26,939	25,707
Other assets	51,788	54,241	54,879	54,086	53,023	51,768
Total assets	1,324,200	1,342,906	1,329,538	1,339,125	1,351,956	1,313,545

Liabilities and shareholders’ equity
Financial liabilities held for trading	108,567	118,582	116,249	108,765	99,550	94,740
Customer deposits	9,570	8,755	5,943	9,996	10,649	15,839
Debt securities issued	—	—	—	—	—	0
Deposits by central banks and credit institutions	976	960	2,393	1,395	644	777
Derivatives	78,608	87,254	85,407	74,369	67,580	57,636
Other	19,413	21,613	22,506	23,005	20,677	20,489
Financial liabilities designated at fair value	63,404	48,548	47,149	40,263	56,606	53,789
Customer deposits	28,484	25,425	24,465	23,345	27,495	26,838
Debt securities issued	3,445	2,995	2,965	2,791	3,373	3,049
Deposits by central banks and credit institutions	31,474	20,127	19,718	14,127	25,738	23,900
Other	1	1	1	—	—	0
Financial liabilities measured at amortized cost	1,012,407	1,031,650	1,021,138	1,044,240	1,048,447	1,023,405
Customer deposits	632,573	637,723	637,031	657,770	667,642	656,845
Debt securities issued	218,143	227,991	225,709	226,078	218,019	208,763
Deposits by central banks and credit institutions	138,323	138,366	134,590	133,876	137,029	131,793
Other	23,368	27,570	23,808	26,516	25,757	26,004
Liabilities under insurance contracts	656	644	665	652	635	644
Provisions	14,292	15,174	14,883	14,459	14,411	14,157
Other liabilities	26,093	27,962	28,332	28,047	27,438	25,847
Total liabilities	1,225,419	1,242,560	1,228,416	1,236,426	1,247,087	1,212,582
Shareholders’ equity	103,264	103,637	105,221	105,977	107,706	107,554
Capital stock	7,217	7,217	7,217	7,291	7,291	7,291
Reserves	94,414	94,303	94,192	94,149	100,215	97,533
Attributable profit to the Group	1,633	2,911	4,606	6,204	1,867	3,605
Less: dividends	—	(794)	(794)	(1,667)	(1,667)	(875)
Accumulated other comprehensive income	(15,949)	(15,027)	(16,326)	(15,039)	(15,122)	(18,769)
Minority interests	11,466	11,736	12,227	11,761	12,285	12,177
Total equity	98,781	100,346	101,122	102,699	104,869	100,963
Total liabilities and equity	1,324,200	1,342,906	1,329,538	1,339,125	1,351,956	1,313,545

Customer loans

€ million

			Change
	30.06.17	30.06.16	Amount	%	31.12.16
Commercial bills	23,499	20,318	3,181	15.7	23,894
Secured loans	438,893	458,218	(19,326)	(4.2)	454,563
Other term loans	232,733	228,827	3,906	1.7	232,289
Finance leases	25,916	23,296	2,620	11.2	25,357
Receivable on demand	6,927	9,096	(2,169)	(23.8)	8,102
Credit cards receivable	21,123	19,990	1,133	5.7	21,363
Impaired assets	28,806	35,370	(6,564)	(18.6)	32,687
Gross customer loans (w/o repos)	777,897	795,116	(17,218)	(2.2)	798,254
Repos	21,880	14,054	7,826	55.7	16,609
Gross customer loans	799,777	809,170	(9,393)	(1.2)	814,863
Loan-loss allowances	21,145	25,713	(4,567)	(17.8)	24,393
Group net customer loans (Ex-Popular)	778,632	783,457	(4,825)	(0.6)	790,470
Popular	82,589
Group net customer loans	861,221	783,457	77,764	9.9	790,470

Customer loans

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Commercial bills	16,777	20,318	19,789	23,894	22,654	23,499
Secured loans	462,213	458,218	450,754	454,563	454,881	438,893
Other term loans	222,180	228,827	225,974	232,289	236,224	232,733
Finance leases	22,755	23,296	24,402	25,357	25,703	25,916
Receivable on demand	8,387	9,096	8,098	8,102	8,017	6,927
Credit cards receivable	19,222	19,990	19,554	21,363	21,306	21,123
Impaired assets	35,442	35,370	33,753	32,687	31,143	28,806
Gross customer loans (w/o repos)	786,976	795,116	782,324	798,254	799,927	777,897
Repos	12,631	14,054	15,568	16,609	18,866	21,880
Gross customer loans	799,607	809,170	797,892	814,863	818,793	799,777
Loan-loss allowances	26,155	25,713	24,602	24,393	23,481	21,145
Group net customer loans (Ex-Popular)	773,452	783,457	773,290	790,470	795,312	778,632
Popular						82,589
Group net customer loans	773,452	783,457	773,290	790,470	795,312	861,221

Credit risk management (Ex-Popular)

€ million

			Change
	30.06.17	30.06.16	Amount	%	31.12.16

Non-performing loans	29,745	36,291	(6,545)	(18.0)	33,643
NPL ratio (%)	3.55	4.29	(0.74 p. )		3.93
Loan-loss allowances	21,625	26,317	(4,692)	(17.8)	24,835
For impaired assets	13,041	17,667	(4,626)	(26.2)	15,466
For other assets	8,585	8,650	(65)	(0.8)	9,369
Coverage ratio (%)	72.7	72.5	0.2 p.		73.8
Cost of credit (%)	1.19	1.19	—		1.18

Credit risk management (Ex-Popular)

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Non-performing loans	36,148	36,291	34,646	33,643	32,158	29,745
NPL ratio (%)	4.33	4.29	4.15	3.93	3.74	3.55
Loan-loss allowances	26,756	26,317	25,171	24,835	24,002	21,625
For impaired assets	17,817	17,667	16,724	15,466	14,636	13,041
For other assets	8,940	8,650	8,447	9,369	9,366	8,585
Coverage ratio (%)	74.0	72.5	72.7	73.8	74.6	72.7
Cost of credit (%)	1.22	1.19	1.19	1.18	1.17	1.19

Non-performing loans by quarter (Ex-Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Balance at beginning of the period	37,094	36,148	36,291	34,646	33,643	32,158
Net entries	1,668	2,221	1,763	1,710	1,583	2,255
Increase in scope of consolidation	13	664	21	36	18	—
Exchange rate differences and other	72	869	(44)	315	536	(854)
Write-offs	(2,699)	(3,612)	(3,385)	(3,063)	(3,623)	(3,813)
Balance at period-end	36,148	36,291	34,646	33,643	32,158	29,745

Customer funds

€ million

			Change
	30.06.17	30.06.16	Amount	%	31.12.16
Demand deposits	479,499	441,006	38,494	8.7	467,261
Time deposits	173,601	187,446	(13,845)	(7.4)	181,089
Mutual funds	151,525	137,428	14,097	10.3	147,416
Customer deposits w/o repos + Mutual funds	804,626	765,880	38,746	5.1	795,766
Pension funds	11,328	10,979	349	3.2	11,298
Managed portfolios	24,468	26,073	(1,605)	(6.2)	23,793
Subtotal	840,421	802,932	37,489	4.7	830,858
Repos	46,306	43,451	2,855	6.6	42,761
Group customer funds (Ex-Popular)	886,727	846,383	40,345	4.8	873,618
Popular	83,051
Group customer funds	969,778	846,383	123,395	14.6	873,618

Customer funds

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Demand deposits	432,268	441,006	445,045	467,261	478,629	479,499
Time deposits	198,480	187,446	183,045	181,089	176,798	173,601
Mutual funds	129,899	137,428	141,053	147,416	155,772	151,525
Customer deposits w/o repos + Mutual funds	760,648	765,880	769,143	795,766	811,198	804,626
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328
Managed portfolios	24,748	26,073	26,962	23,793	25,208	24,468
Subtotal	796,499	802,932	807,138	830,858	847,750	840,421
Repos	39,878	43,451	39,349	42,761	50,359	46,306
Group customer funds (Ex-Popular)	836,377	846,383	846,488	873,618	898,110	886,727
Popular						83,051
Group customer funds	836,377	846,383	846,488	873,618	898,110	969,778

Eligible capital (phase-in)

€ million

	Proforma*		Change
	30.06.17	30.06.16	Amount	%	31.12.16
CET1	76,091	72,188	3,903	5.4	73,709
Basic capital	78,558	72,188	6,370	8.8	73,709
Eligible capital	92,283	84,180	8,102	9.6	86,337
Risk-weighted assets	630,130	586,020	44,110	7.5	588,088
CET1 capital ratio	12.08	12.32	(0.24)		12.53
T1 capital ratio	12.47	12.32	0.15		12.53
Total capital ratio	14.64	14.36	0.28		14.68

(*)	Including Banco Popular and the capital increase

Eligible capital (fully loaded)

€ million

	Proforma*		Change
	30.06.17	30.06.16	Amount	%	31.12.16
Capital stock and reserves	111,778	101,710	10,068	9.9	101,437
Attributable profit	3,616	2,911	705	24.2	6,204
Dividends	(1,377)	(1,262)	(115)	9.1	(2,469)
Other retained earnings	(19,919)	(16,603)	(3,316)	20.0	(16,116)
Minority interests	7,190	6,976	214	3.1	6,784
Goodwill and intangible assets	(28,741)	(27,976)	(765)	2.7	(28,405)
Other deductions	(5,023)	(5,036)	13	(0.3)	(5,368)
Core CET1	67,523	60,721	6,802	11.2	62,068
Preferred shares and other eligibles T1	7,064	5,606	1,458	26.0	5,767
Tier 1	74,587	66,327	8,261	12.5	67,834
Generic funds and eligible T2 instruments	14,686	13,045	1,641	12.6	13,749
Eligible capital	89,273	79,371	9,902	12.5	81,584
Risk-weighted assets	630,130	586,020	44,110	7.5	588,088
CET1 capital ratio	10.72	10.36	0.36		10.55
T1 capital ratio	11.84	11.32	0.52		11.53
Total capital ratio	14.17	13.54	0.63		13.87

(*)	Including Banco Popular and the capital increase

Key data by principal segments

	Net operating income				Attributable profit to the Group
	1H’17	1H’16	Var (%)	Change (%) w/o FX	1H’17	1H’16	Var (%)	Change (%) w/o FX
Income statement (€ million)
Continental Europe*	3,180	3,000	6.0	5.5	1,468	1,299	13.0	12.5
o/w: Spain*	1,286	1,215	5.8	5.8	603	515	17.1	17.1
Santander Consumer Finance*	1,230	1,145	7.4	6.7	633	533	18.9	18.0
Poland*	387	365	6.2	3.8	142	139	2.4	0.1
Portugal	283	315	(9.9)	(9.9)	233	201	15.8	15.8
United Kingdom*	1,529	1,433	6.8	18.0	824	843	(2.2)	8.1
Latin America	6,976	5,076	37.4	22.4	2,100	1,506	39.4	26.1
o/w: Brazil	4,672	3,091	51.2	26.1	1,244	788	57.9	31.7
Mexico	1,058	939	12.7	17.4	350	289	21.3	26.4
Chile	765	661	15.7	7.5	297	248	19.7	11.2
USA	2,077	2,305	(9.9)	(12.6)	244	240	1.5	(1.6)
Operating areas*	13,762	11,815	16.5	11.1	4,636	3,888	19.2	16.4
Corporate Centre*	(919)	(714)	28.6	28.6	(1,031)	(729)	41.5	41.5
Total Group (Ex-Popular)*	12,844	11,100	15.7	10.0	3,605	3,160	14.1	10.8
Net capital gains and provisions					—	(248)	(100.0)	(100.0)
Total Group (Ex-Popular)	12,844	11,100	15.7	10.0	3,605	2,911	23.8	20.3
Popular	43				11
Total Group	12,887	11,100	16.1	10.4	3,616	2,911	24.2	20.7

(*).- In the units, underlying attributable profit (excluding net capital gains and provisions) in 1H’16

	Gross loans w/o repos				Customer deposits w/o repos + mutual funds
	30.06.17	30.06.16	Var (%)	Change (%) w/o FX	30.06.17	30.06.16	Var (%)	Change (%) w/o FX
Activity (€ million)
Continental Europe	304,655	303,425	0.4	0.2	338,812	312,850	8.3	7.9
o/w: Spain	151,533	157,337	(3.7)	(3.7)	239,269	218,687	9.4	9.4
Santander Consumer Finance	88,919	82,272	8.1	8.3	35,486	32,983	7.6	7.7
Poland	22,158	20,342	8.9	3.8	26,727	24,182	10.5	5.3
Portugal	28,770	29,918	(3.8)	(3.8)	31,857	31,353	1.6	1.6
United Kingdom	235,439	251,977	(6.6)	(0.6)	208,546	211,699	(1.5)	4.8
Latin America	152,155	147,770	3.0	6.5	193,366	174,157	11.0	14.9
o/w: Brazil	73,368	72,096	1.8	6.6	102,676	91,507	12.2	17.5
Mexico	29,573	28,790	2.7	2.5	39,730	36,939	7.6	7.3
Chile	36,359	36,337	0.1	2.9	32,677	31,207	4.7	7.7
USA	80,370	87,467	(8.1)	(5.5)	63,745	66,113	(3.6)	(0.9)
Operating areas	772,617	790,639	(2.3)	0.5	804,469	764,819	5.2	7.9
Total Group (Ex-Popular)	777,897	795,182	(2.2)	0.6	804,742	765,880	5.1	7.8
Popular	93,101				70,570
Total Group	870,998	795,182	9.5	12.6	875,312	765,880	14.3	17.2

Key data by principal segments

	Underlying RoTE* (%)		Efficiency ratio
	1H ‘17	1H ‘16	1H ‘17	1H ‘16
Profitability and efficiency (%)
Continental Europe	9.95	8.44	51.4	53.4
o/w: Spain	10.54	8.98	55.5	57.9
Santander Consumer Finance	17.08	14.37	44.5	45.4
Poland	11.33	11.89	43.3	44.4
Portugal	13.94	14.08	49.3	49.1
United Kingdom	11.12	9.94	48.6	52.5
Latin America	17.66	14.75	38.5	41.3
o/w: Brazil	16.39	13.71	35.3	39.2
Mexico	19.61	13.61	39.1	40.5
Chile	17.95	17.19	40.7	41.7
USA	3.64	3.91	44.8	40.2
Operating areas	11.38	9.65	44.1	46.2
Total Group (Ex-Popular)	11.71	10.69	46.3	48.3
Popular	—		69.0
Total Group	11.82	10.69	46.5	48.3

(*).- Not including net capital gains and provisions

	NPL ratio		Coverage ratio		Cost of credit
	30.06.17	30.06.16	30.06.17	30.06.16	30.06.17	30.06.16
Credit quality (%)
Continental Europe	5.11	6.84	58.7	61.3	0.37	0.51
o/w: Spain	4.99	6.06	46.0	47.6	0.33	0.45
Santander Consumer Finance	2.61	2.95	106.5	110.6	0.37	0.55
Poland	4.66	5.84	67.5	65.8	0.65	0.75
Portugal	7.67	10.46	59.8	61.9	0.03	0.21
United Kingdom	1.23	1.47	32.6	36.5	0.02	0.03
Latin America	4.44	4.98	89.1	81.4	3.37	3.41
o/w: Brazil	5.36	6.11	95.5	85.3	4.79	4.71
Mexico	2.58	3.01	113.8	102.3	3.01	2.96
Chile	5.00	5.28	58.2	55.5	1.37	1.59
USA	2.64	2.24	183.1	220.6	3.65	3.77
Operating areas	3.57	4.32	72.6	72.0	1.19	1.20
Total Group (Ex-Popular)	3.55	4.29	72.7	72.5	1.19	1.19
Popular	20.00		60.5		0.10
Total Group	5.37	4.29	67.7	72.5	1.17	1.19

	Employees		Branches
	30.06.17	30.06.16	30.06.17	30.06.16
Operating means
Continental Europe	56,780	57,003	4,634	5,113
o/w: Spain	22,941	23,309	2,869	3,119
Santander Consumer Finance	14,948	14,747	557	579
Poland	11,770	11,334	598	666
Portugal	6,096	6,466	600	734
United Kingdom	25,740	26,010	829	850
Latin America	87,491	88,497	5,822	5,852
o/w: Brazil	46,208	48,366	3,425	3,441
Mexico	17,886	17,703	1,400	1,389
Chile	11,694	12,307	407	469
USA	18,008	17,871	763	774
Operating areas	188,019	189,381	12,048	12,589
Corporate Centre	1,714	1,757
Total Group (Ex-Popular)	189,733	191,138	12,048	12,589
Popular	11,863		1,777
Total Group	201,596	191,138	13,825	12,589

Operating areas

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	17,306	15,550	1,757	11.3
Net fee income	5,743	4,956	787	15.9
Gains (losses) on financial transactions	1,060	969	91	9.4
Other operating income	510	478	32	6.7
Gross income	24,620	21,953	2,667	12.1
Operating expenses	(10,857)	(10,138)	(719)	7.1
General administrative expenses	(9,879)	(9,292)	(587)	6.3
Personnel	(5,375)	(5,006)	(369)	7.4
Other general administrative expenses	(4,504)	(4,286)	(218)	5.1
Depreciation and amortisation	(979)	(846)	(132)	15.6
Net operating income	13,762	11,815	1,948	16.5
Net loan-loss provisions	(4,656)	(4,610)	(46)	1.0
Other income	(1,519)	(917)	(602)	65.6
Underlying profit before taxes	7,588	6,288	1,300	20.7
Tax on profit	(2,236)	(1,767)	(469)	26.6
Underlying profit from continuing operations	5,351	4,521	831	18.4
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	5,351	4,521	831	18.4
Minority interests	715	633	83	13.1
Underlying attributable profit to the Group	4,636	3,888	748	19.2
Net capital gains and provisions	—	(62)	62	(100.0)
Attributable profit to the Group	4,636	3,826	810	21.2

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	773,377	778,760	(5,384)	(0.7)
Cash, central banks and credit institutions	210,971	202,088	8,883	4.4
Debt securities	187,217	175,570	11,648	6.6
o/w: available for sale	119,128	110,255	8,872	8.0
Other financial assets	78,924	104,697	(25,773)	(24.6)
Other assets	66,904	70,924	(4,020)	(5.7)
Total assets	1,317,392	1,332,039	(14,647)	(1.1)
Customer deposits	699,304	670,842	28,462	4.2
Central banks and credit institutions	210,335	208,525	1,810	0.9
Debt securities issued	177,706	195,693	(17,988)	(9.2)
Other financial liabilities	102,818	132,652	(29,834)	(22.5)
Other liabilities	31,864	28,972	2,892	10.0
Total liabilities	1,222,027	1,236,684	(14,658)	(1.2)
Total equity	95,366	95,355	11	0.0
Other managed and marketed customer funds	187,267	174,480	12,788	7.3
Mutual funds	151,472	137,428	14,044	10.2
Pension funds	11,328	10,979	349	3.2
Managed portfolios	24,468	26,073	(1,605)	(6.2)
Pro memoria:
Gross customer loans w/o repos	772,617	790,639	(18,021)	(2.3)
Funds (customer deposits w/o repos + mutual funds)	804,469	764,819	39,651	5.2
Ratios (%) and other data
Underlying RoTE	11.38	9.65	1.73 p.
Efficiency ratio (with amortisations)	44.1	46.2	(2.08 p. )
NPL ratio	3.57	4.32	(0.75 p. )
Coverage ratio	72.6	72.0	0.60 p.
Number of employees	188,019	189,381	(1,362)	(0.7)
Number of branches	12,048	12,589	(541)	(4.3)

Operating areas

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	7,792	7,757	7,993	8,286	8,596	8,711
Net fee income	2,402	2,554	2,604	2,651	2,848	2,894
Gains (losses) on financial transactions	537	432	537	459	692	369
Other operating income	223	255	263	173	234	276
Gross income	10,953	10,999	11,397	11,570	12,370	12,250
Operating expenses	(5,032)	(5,106)	(5,145)	(5,354)	(5,424)	(5,433)
General administrative expenses	(4,620)	(4,672)	(4,710)	(4,886)	(4,941)	(4,937)
Personnel	(2,480)	(2,525)	(2,549)	(2,642)	(2,694)	(2,681)
Other general administrative expenses	(2,139)	(2,147)	(2,161)	(2,244)	(2,247)	(2,256)
Depreciation and amortisation	(412)	(434)	(435)	(468)	(483)	(496)
Net operating income	5,922	5,893	6,251	6,216	6,946	6,816
Net loan-loss provisions	(2,409)	(2,201)	(2,504)	(2,406)	(2,394)	(2,261)
Other income	(428)	(489)	(333)	(635)	(744)	(775)
Underlying profit before taxes	3,085	3,203	3,415	3,175	3,808	3,780
Tax on profit	(846)	(921)	(965)	(805)	(1,151)	(1,085)
Underlying profit from continuing operations	2,239	2,282	2,450	2,370	2,657	2,695
Net profit from discontinued operations	—	0	(0)	—	—	—
Underlying consolidated profit	2,239	2,282	2,450	2,370	2,657	2,695
Minority interests	295	338	343	305	322	393
Underlying attributable profit to the Group	1,944	1,944	2,107	2,065	2,335	2,301
Net capital gains and provisions	—	(62)	—	(169)	—	—
Attributable profit to the Group	1,944	1,882	2,107	1,896	2,335	2,301

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	769,988	778,760	768,799	786,040	790,347	773,377
Cash, central banks and credit institutions	203,032	202,088	202,697	198,246	215,037	210,971
Debt securities	181,154	175,570	178,443	189,938	189,826	187,217
o/w: available for sale	112,059	110,255	109,216	111,335	112,955	119,128
Other financial assets	94,254	104,697	101,564	89,770	84,443	78,924
Other assets	68,326	70,924	71,527	69,258	68,698	66,904
Total assets	1,316,754	1,332,039	1,323,029	1,333,252	1,348,350	1,317,392
Customer deposits	668,997	670,842	666,187	690,254	705,513	699,304
Central banks and credit institutions	216,704	208,525	205,998	196,591	213,283	210,335
Debt securities issued	189,130	195,693	195,108	197,947	190,653	177,706
Other financial liabilities	118,357	132,652	129,270	121,257	111,836	102,818
Other liabilities	27,629	28,972	29,782	30,734	30,185	31,864
Total liabilities	1,220,818	1,236,684	1,226,345	1,236,783	1,251,469	1,222,027
Total equity	95,936	95,355	96,684	96,469	96,881	95,366
Other managed and marketed customer funds	165,750	174,480	179,049	182,497	192,272	187,267
Mutual funds	129,899	137,428	141,053	147,406	155,719	151,472
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328
Managed portfolios	24,748	26,073	26,962	23,793	25,208	24,468
Pro memoria:
Gross customer loans w/o repos	783,599	790,639	778,265	793,847	794,945	772,617
Funds (customer deposits w/o repos + mutual funds)	759,018	764,819	767,891	794,899	810,874	804,469
Other information
NPL ratio	4.36	4.32	4.19	3.95	3.77	3.57
Coverage ratio	73.3	72.0	72.8	73.5	74.6	72.6
Cost of credit	1.24	1.20	1.20	1.19	1.18	1.19

Operating areas

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	17,306	16,195	1,111	6.9
Net fee income	5,743	5,174	569	11.0
Gains (losses) on financial transactions	1,060	976	85	8.7
Other operating income	510	489	21	4.3
Gross income	24,620	22,834	1,785	7.8
Operating expenses	(10,857)	(10,447)	(411)	3.9
General administrative expenses	(9,879)	(9,572)	(307)	3.2
Personnel	(5,375)	(5,171)	(204)	4.0
Other general administrative expenses	(4,504)	(4,401)	(103)	2.3
Depreciation and amortisation	(979)	(875)	(104)	11.8
Net operating income	13,762	12,388	1,375	11.1
Net loan-loss provisions	(4,656)	(4,951)	295	(5.9)
Other income	(1,519)	(981)	(538)	54.9
Underlying profit before taxes	7,588	6,456	1,131	17.5
Tax on profit	(2,236)	(1,814)	(422)	23.3
Underlying profit from continuing operations	5,351	4,642	709	15.3
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	5,351	4,642	709	15.3
Minority interests	715	660	55	8.3
Underlying attributable profit to the Group	4,636	3,982	654	16.4
Net capital gains and provisions	—	(72)	72	(100.0)
Attributable profit to the Group	4,636	3,910	726	18.6

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	773,377	756,939	16,437	2.2
Cash, central banks and credit institutions	210,971	197,040	13,931	7.1
Debt securities	187,217	172,278	14,939	8.7
o/w: available for sale	119,128	108,385	10,743	9.9
Other financial assets	78,924	102,245	(23,321)	(22.8)
Other assets	66,904	69,136	(2,232)	(3.2)
Total assets	1,317,392	1,297,637	19,755	1.5
Customer deposits	699,304	652,975	46,329	7.1
Central banks and credit institutions	210,335	204,961	5,375	2.6
Debt securities issued	177,706	188,944	(11,239)	(5.9)
Other financial liabilities	102,818	129,492	(26,674)	(20.6)
Other liabilities	31,864	28,162	3,702	13.1
Total liabilities	1,222,027	1,204,534	17,492	1.5
Total equity	95,366	93,103	2,262	2.4
Other managed and marketed customer funds	187,267	170,694	16,573	9.7
Mutual funds	151,472	134,222	17,249	12.9
Pension funds	11,328	10,979	349	3.2
Managed portfolios	24,468	25,493	(1,025)	(4.0)
Pro memoria:
Gross customer loans w/o repos	772,617	769,001	3,617	0.5
Funds (customer deposits w/o repos + mutual funds)	804,469	745,610	58,860	7.9

Operating areas

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	8,163	8,032	8,162	8,384	8,506	8,800
Net fee income	2,518	2,656	2,657	2,695	2,819	2,923
Gains (losses) on financial transactions	531	445	555	450	684	376
Other operating income	226	263	265	176	231	279
Gross income	11,439	11,396	11,639	11,706	12,241	12,379
Operating expenses	(5,204)	(5,243)	(5,240)	(5,420)	(5,374)	(5,483)
General administrative expenses	(4,776)	(4,796)	(4,795)	(4,946)	(4,896)	(4,983)
Personnel	(2,571)	(2,600)	(2,598)	(2,674)	(2,668)	(2,707)
Other general administrative expenses	(2,205)	(2,196)	(2,197)	(2,273)	(2,228)	(2,276)
Depreciation and amortisation	(428)	(447)	(445)	(474)	(478)	(501)
Net operating income	6,235	6,153	6,399	6,286	6,867	6,895
Net loan-loss provisions	(2,605)	(2,345)	(2,593)	(2,449)	(2,361)	(2,295)
Other income	(467)	(513)	(330)	(642)	(734)	(785)
Underlying profit before taxes	3,162	3,295	3,477	3,196	3,772	3,815
Tax on profit	(862)	(952)	(984)	(804)	(1,138)	(1,098)
Underlying profit from continuing operations	2,300	2,343	2,493	2,392	2,634	2,717
Net profit from discontinued operations	—	0	(0)	—	—	—
Underlying consolidated profit	2,300	2,343	2,493	2,392	2,634	2,717
Minority interests	308	353	351	308	319	396
Underlying attributable profit to the Group	1,992	1,990	2,142	2,083	2,315	2,321
Net capital gains and provisions	—	(72)	3	(161)	—	—
Attributable profit to the Group	1,992	1,919	2,145	1,922	2,315	2,321

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	747,337	756,939	758,732	764,333	765,175	773,377
Cash, central banks and credit institutions	201,664	197,040	200,118	191,938	206,768	210,971
Debt securities	181,369	172,278	176,838	184,681	182,682	187,217
o/w: available for sale	111,955	108,385	108,236	108,617	109,101	119,128
Other financial assets	91,502	102,245	100,923	88,330	82,288	78,924
Other assets	68,207	69,136	70,482	66,546	65,723	66,904
Total assets	1,290,079	1,297,637	1,307,093	1,295,828	1,302,636	1,317,392
Customer deposits	651,415	652,975	658,095	672,455	683,156	699,304
Central banks and credit institutions	216,468	204,961	204,178	191,488	207,157	210,335
Debt securities issued	183,664	188,944	191,720	190,744	183,091	177,706
Other financial liabilities	116,086	129,492	128,374	118,547	107,774	102,818
Other liabilities	27,490	28,162	29,335	29,592	28,753	31,864
Total liabilities	1,195,122	1,204,534	1,211,703	1,202,827	1,209,931	1,222,027
Total equity	94,957	93,103	95,390	93,001	92,705	95,366
Other managed and marketed customer funds	168,857	170,694	176,540	175,412	183,074	187,267
Mutual funds	132,754	134,222	139,057	141,579	147,761	151,472
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328
Managed portfolios	25,000	25,493	26,450	22,536	23,969	24,468
Pro memoria:
Gross customer loans w/o repos	761,850	769,001	768,134	771,595	769,200	772,617
Funds (customer deposits w/o repos + mutual funds)	742,997	745,610	758,873	773,894	784,192	804,469

Continental Europe

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	4,125	4,066	60	1.5
Net fee income	1,910	1,760	150	8.5
Gains (losses) on financial transactions	293	415	(121)	(29.3)
Other operating income	220	196	24	12.3
Gross income	6,549	6,436	112	1.7
Operating expenses	(3,368)	(3,436)	68	(2.0)
General administrative expenses	(3,136)	(3,219)	83	(2.6)
Personnel	(1,630)	(1,655)	25	(1.5)
Other general administrative expenses	(1,506)	(1,565)	58	(3.7)
Depreciation and amortisation	(232)	(217)	(15)	7.1
Net operating income	3,180	3,000	180	6.0
Net loan-loss provisions	(512)	(717)	205	(28.6)
Other income	(421)	(302)	(119)	39.3
Underlying profit before taxes	2,247	1,982	266	13.4
Tax on profit	(599)	(534)	(65)	12.2
Underlying profit from continuing operations	1,648	1,448	201	13.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,648	1,448	201	13.9
Minority interests	180	149	31	21.0
Underlying attributable profit to the Group	1,468	1,299	169	13.0
Net capital gains and provisions	—	(169)	169	(100.0)
Attributable profit to the Group	1,468	1,130	338	29.9

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	303,413	293,891	9,522	3.2
Cash, central banks and credit institutions	96,004	83,095	12,910	15.5
Debt securities	84,127	78,657	5,470	7.0
o/w: available for sale	58,921	53,129	5,792	10.9
Other financial assets	36,605	51,283	(14,678)	(28.6)
Other assets	25,119	28,129	(3,011)	(10.7)
Total assets	545,267	535,055	10,213	1.9
Customer deposits	281,952	264,410	17,541	6.6
Central banks and credit institutions	123,620	118,521	5,099	4.3
Debt securities issued	49,588	52,056	(2,468)	(4.7)
Other financial liabilities	43,251	57,090	(13,839)	(24.2)
Other liabilities	12,327	8,066	4,261	52.8
Total liabilities	510,738	500,143	10,595	2.1
Total equity	34,530	34,912	(382)	(1.1)
Other managed and marketed customer funds	79,681	70,180	9,501	13.5
Mutual funds	59,172	51,444	7,728	15.0
Pension funds	11,328	10,979	349	3.2
Managed portfolios	9,182	7,757	1,424	18.4
Pro memoria:
Gross customer loans w/o repos	304,655	303,425	1,230	0.4
Funds (customer deposits w/o repos + mutual funds)	338,812	312,850	25,961	8.3
Ratios (%) and other data
Underlying RoTE	9.95	8.44	1.51 p.
Efficiency ratio (with amortisations)	51.4	53.4	(1.95 p. )
NPL ratio	5.11	6.84	(1.73 p. )
Coverage ratio	58.7	61.3	(2.60 p. )
Number of employees	56,780	57,003	(223)	(0.4)
Number of branches	4,634	5,113	(479)	(9.4)

Continental Europe

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	2,046	2,019	2,038	2,057	2,063	2,062
Net fee income	878	883	895	842	920	990
Gains (losses) on financial transactions	307	108	166	237	297	(4)
Other operating income	103	93	128	7	98	122
Gross income	3,333	3,103	3,227	3,143	3,379	3,170
Operating expenses	(1,726)	(1,710)	(1,685)	(1,659)	(1,685)	(1,684)
General administrative expenses	(1,615)	(1,605)	(1,578)	(1,545)	(1,567)	(1,570)
Personnel	(825)	(829)	(806)	(796)	(813)	(817)
Other general administrative expenses	(789)	(775)	(772)	(748)	(754)	(753)
Depreciation and amortisation	(111)	(106)	(107)	(115)	(118)	(114)
Net operating income	1,608	1,393	1,542	1,483	1,694	1,486
Net loan-loss provisions	(437)	(280)	(354)	(271)	(262)	(250)
Other income	(114)	(188)	(112)	(256)	(247)	(174)
Underlying profit before taxes	1,057	925	1,075	955	1,185	1,062
Tax on profit	(281)	(253)	(292)	(258)	(334)	(265)
Underlying profit from continuing operations	776	672	783	698	851	797
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	776	672	783	698	851	797
Minority interests	69	80	98	83	78	103
Underlying attributable profit to the Group	706	592	685	615	774	694
Net capital gains and provisions	—	(169)	—	—	—	—
Attributable profit to the Group	706	423	685	615	774	694

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	289,694	293,891	294,084	297,214	298,441	303,413
Cash, central banks and credit institutions	90,914	83,095	88,491	77,232	91,471	96,004
Debt securities	85,416	78,657	83,313	80,639	78,778	84,127
o/w: available for sale	56,361	53,129	54,353	54,474	54,197	58,921
Other financial assets	49,021	51,283	51,800	40,689	37,617	36,605
Other assets	28,463	28,129	27,573	24,360	24,211	25,119
Total assets	543,507	535,055	545,261	520,134	530,518	545,267
Customer deposits	266,841	264,410	268,800	269,934	273,480	281,952
Central banks and credit institutions	127,576	118,521	121,783	105,152	121,278	123,620
Debt securities issued	50,784	52,056	53,038	53,064	50,929	49,588
Other financial liabilities	54,493	57,090	57,538	49,042	42,788	43,251
Other liabilities	8,065	8,066	8,295	9,452	8,898	12,327
Total liabilities	507,759	500,143	509,454	486,644	497,373	510,738
Total equity	35,748	34,912	35,807	33,490	33,145	34,530
Other managed and marketed customer funds	70,481	70,180	71,681	73,624	77,372	79,681
Mutual funds	51,151	51,444	52,778	54,010	57,159	59,172
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328
Managed portfolios	8,227	7,757	7,869	8,316	8,869	9,182
Pro memoria:
Gross customer loans w/o repos	300,441	303,425	301,781	302,564	302,922	304,655
Funds (customer deposits w/o repos + mutual funds)	315,791	312,850	319,232	322,606	328,747	338,812
Other information
NPL ratio	7.08	6.84	6.43	5.92	5.62	5.11
Coverage ratio	65.4	61.3	61.3	60.0	60.6	58.7
Cost of credit	0.60	0.51	0.46	0.44	0.38	0.37

Continental Europe

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	4,125	4,087	38	0.9
Net fee income	1,910	1,767	143	8.1
Gains (losses) on financial transactions	293	416	(123)	(29.5)
Other operating income	220	195	25	12.9
Gross income	6,549	6,465	83	1.3
Operating expenses	(3,368)	(3,450)	81	(2.4)
General administrative expenses	(3,136)	(3,232)	96	(3.0)
Personnel	(1,630)	(1,662)	32	(1.9)
Other general administrative expenses	(1,506)	(1,570)	64	(4.1)
Depreciation and amortisation	(232)	(218)	(14)	6.6
Net operating income	3,180	3,016	165	5.5
Net loan-loss provisions	(512)	(720)	208	(28.9)
Other income	(421)	(303)	(118)	38.7
Underlying profit before taxes	2,247	1,993	255	12.8
Tax on profit	(599)	(537)	(62)	11.6
Underlying profit from continuing operations	1,648	1,456	192	13.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,648	1,456	192	13.2
Minority interests	180	151	30	19.7
Underlying attributable profit to the Group	1,468	1,305	163	12.5
Net capital gains and provisions	—	(168)	168	(100.0)
Attributable profit to the Group	1,468	1,137	331	29.1

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	303,413	294,582	8,831	3.0
Cash, central banks and credit institutions	96,004	83,058	12,946	15.6
Debt securities	84,127	78,888	5,238	6.6
o/w: available for sale	58,921	53,318	5,603	10.5
Other financial assets	36,605	51,308	(14,703)	(28.7)
Other assets	25,119	28,127	(3,008)	(10.7)
Total assets	545,267	535,963	9,304	1.7
Customer deposits	281,952	265,369	16,582	6.2
Central banks and credit institutions	123,620	118,307	5,314	4.5
Debt securities issued	49,588	52,013	(2,424)	(4.7)
Other financial liabilities	43,251	57,116	(13,865)	(24.3)
Other liabilities	12,327	8,109	4,218	52.0
Total liabilities	510,738	500,913	9,824	2.0
Total equity	34,530	35,050	(520)	(1.5)
Other managed and marketed customer funds	79,681	70,316	9,365	13.3
Mutual funds	59,172	51,594	7,578	14.7
Pension funds	11,328	10,979	349	3.2
Managed portfolios	9,182	7,743	1,439	18.6
Pro memoria:
Gross customer loans w/o repos	304,655	304,168	487	0.2
Funds (customer deposits w/o repos + mutual funds)	338,812	313,959	24,853	7.9

Continental Europe

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	2,058	2,029	2,045	2,062	2,063	2,062
Net fee income	881	886	898	844	921	989
Gains (losses) on financial transactions	307	109	166	238	297	(4)
Other operating income	102	93	128	7	97	123
Gross income	3,348	3,117	3,237	3,151	3,379	3,170
Operating expenses	(1,733)	(1,717)	(1,690)	(1,663)	(1,685)	(1,684)
General administrative expenses	(1,621)	(1,611)	(1,582)	(1,547)	(1,567)	(1,570)
Personnel	(829)	(833)	(809)	(798)	(813)	(817)
Other general administrative expenses	(792)	(778)	(774)	(750)	(753)	(753)
Depreciation and amortisation	(112)	(106)	(108)	(115)	(118)	(114)
Net operating income	1,616	1,400	1,547	1,488	1,694	1,486
Net loan-loss provisions	(438)	(281)	(356)	(272)	(262)	(250)
Other income	(115)	(189)	(112)	(257)	(247)	(174)
Underlying profit before taxes	1,062	930	1,079	959	1,185	1,062
Tax on profit	(283)	(254)	(293)	(259)	(334)	(265)
Underlying profit from continuing operations	780	676	786	700	851	797
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	780	676	786	700	851	797
Minority interests	70	81	99	84	78	102
Underlying attributable profit to the Group	710	596	687	616	773	695
Net capital gains and provisions	—	(168)	(0)	(0)	—	—
Attributable profit to the Group	710	428	687	616	773	695

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	289,681	294,582	293,818	297,255	297,597	303,413
Cash, central banks and credit institutions	90,892	83,058	88,379	77,075	91,151	96,004
Debt securities	85,446	78,888	83,355	80,856	78,686	84,127
o/w: available for sale	56,385	53,318	54,381	54,668	54,104	58,921
Other financial assets	49,025	51,308	51,808	40,690	37,607	36,605
Other assets	28,450	28,127	27,546	24,276	24,098	25,119
Total assets	543,494	535,963	544,906	520,151	529,138	545,267
Customer deposits	266,939	265,369	269,011	270,561	273,055	281,952
Central banks and credit institutions	127,513	118,307	121,440	104,660	120,716	123,620
Debt securities issued	50,726	52,013	52,825	52,899	50,720	49,588
Other financial liabilities	54,496	57,116	57,546	49,045	42,778	43,251
Other liabilities	8,062	8,109	8,297	9,475	8,877	12,327
Total liabilities	507,737	500,913	509,119	486,640	496,146	510,738
Total equity	35,757	35,050	35,787	33,512	32,992	34,530
Other managed and marketed customer funds	70,504	70,316	71,738	73,691	77,314	79,681
Mutual funds	51,175	51,594	52,848	54,141	57,155	59,172
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328
Managed portfolios	8,226	7,743	7,857	8,251	8,815	9,182
Pro memoria:
Gross customer loans w/o repos	300,434	304,168	301,527	302,638	302,065	304,655
Funds (customer deposits w/o repos + mutual funds)	315,913	313,959	319,513	323,364	328,317	338,812

Spain (Ex-Popular)

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	1,496	1,602	(106)	(6.6)
Net fee income	997	873	123	14.1
Gains (losses) on financial transactions	189	289	(101)	(34.8)
Other operating income	209	121	88	72.4
Gross income	2,890	2,886	4	0.1
Operating expenses	(1,604)	(1,671)	67	(4.0)
General administrative expenses	(1,516)	(1,600)	83	(5.2)
Personnel	(799)	(824)	25	(3.1)
Other general administrative expenses	(718)	(775)	58	(7.4)
Depreciation and amortisation	(87)	(71)	(16)	22.9
Net operating income	1,286	1,215	71	5.8
Net loan-loss provisions	(300)	(360)	60	(16.7)
Other income	(129)	(119)	(9)	7.7
Underlying profit before taxes	858	736	122	16.5
Tax on profit	(244)	(211)	(34)	16.0
Underlying profit from continuing operations	613	525	88	16.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	613	525	88	16.7
Minority interests	10	10	(0)	(0.9)
Underlying attributable profit to the Group	603	515	88	17.1
Net capital gains and provisions*	—	(216)	216	(100.0)
Attributable profit to the Group	603	299	304	101.9

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	156,283	156,467	(184)	(0.1)
Cash, central banks and credit institutions	70,944	56,843	14,101	24.8
Debt securities	62,479	56,509	5,970	10.6
o/w: available for sale	45,006	38,174	6,832	17.9
Other financial assets	33,803	48,144	(14,341)	(29.8)
Other assets	9,977	7,854	2,123	27.0
Total assets	333,485	325,816	7,670	2.4
Customer deposits	187,031	174,784	12,247	7.0
Central banks and credit institutions	70,074	61,363	8,711	14.2
Debt securities issued	16,508	20,994	(4,486)	(21.4)
Other financial liabilities	41,143	55,133	(13,990)	(25.4)
Other liabilities	6,802	2,208	4,595	208.1
Total liabilities	321,559	314,482	7,077	2.3
Total equity	11,926	11,333	593	5.2
Other managed and marketed customer funds	72,069	63,529	8,539	13.4
Mutual funds	53,838	46,907	6,931	14.8
Pension funds	10,384	10,079	305	3.0
Managed portfolios	7,847	6,543	1,304	19.9
Pro memoria:
Gross customer loans w/o repos	151,533	157,337	(5,804)	(3.7)
Funds (customer deposits w/o repos + mutual funds)	239,269	218,687	20,581	9.4
Ratios (%) and other data
Underlying RoTE	10.54	8.98	1.56 p.
Efficiency ratio (with amortisations)	55.5	57.9	(2.39 p. )
NPL ratio	4.99	6.06	(1.07 p. )
Coverage ratio	46.0	47.6	(1.60 p. )
Number of employees	22,941	23,309	(368)	(1.6)
Number of branches	2,869	3,119	(250)	(8.0)

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Spain (Ex-Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	819	783	728	747	747	749
Net fee income	424	449	456	451	459	537
Gains (losses) on financial transactions	224	65	149	157	230	(42)
Other operating income	75	46	64	(30)	103	106
Gross income	1,543	1,343	1,398	1,324	1,539	1,351
Operating expenses	(837)	(834)	(824)	(802)	(798)	(806)
General administrative expenses	(801)	(799)	(791)	(766)	(752)	(765)
Personnel	(415)	(410)	(401)	(408)	(399)	(399)
Other general administrative expenses	(386)	(389)	(390)	(358)	(352)	(365)
Depreciation and amortisation	(36)	(35)	(33)	(36)	(46)	(41)
Net operating income	706	509	574	522	741	545
Net loan-loss provisions	(231)	(129)	(140)	(85)	(163)	(137)
Other income	(37)	(82)	(51)	(97)	(64)	(64)
Underlying profit before taxes	438	298	382	340	514	344
Tax on profit	(126)	(85)	(108)	(97)	(146)	(98)
Underlying profit from continuing operations	312	213	274	243	367	246
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	312	213	274	243	367	246
Minority interests	5	5	5	6	6	5
Underlying attributable profit to the Group	307	208	270	237	362	241
Net capital gains and provisions*	—	(216)	—	—	—	—
Attributable profit to the Group	307	(8)	270	237	362	241

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	154,848	156,467	153,370	152,850	153,060	156,283
Cash, central banks and credit institutions	63,966	56,843	63,234	54,207	64,609	70,944
Debt securities	61,853	56,509	60,485	58,084	57,207	62,479
o/w: available for sale	40,028	38,174	38,564	38,727	39,551	45,006
Other financial assets	46,176	48,144	48,769	37,741	34,822	33,803
Other assets	7,970	7,854	7,498	9,473	8,889	9,977
Total assets	334,813	325,816	333,355	312,354	318,588	333,485
Customer deposits	176,049	174,784	176,272	176,779	178,633	187,031
Central banks and credit institutions	69,432	61,363	66,985	52,071	66,905	70,074
Debt securities issued	23,103	20,994	20,340	20,863	17,702	16,508
Other financial liabilities	52,706	55,133	55,525	46,951	40,838	41,143
Other liabilities	2,336	2,208	2,347	4,186	3,457	6,802
Total liabilities	323,626	314,482	321,468	300,850	307,535	321,559
Total equity	11,187	11,333	11,887	11,504	11,054	11,926
Other managed and marketed customer funds	63,236	63,529	64,894	66,649	70,076	72,069
Mutual funds	46,447	46,907	48,076	49,357	52,176	53,838
Pension funds	10,194	10,079	10,128	10,359	10,396	10,384
Managed portfolios	6,594	6,543	6,690	6,932	7,504	7,847
Pro memoria:
Gross customer loans w/o repos	156,134	157,337	152,944	150,960	150,703	151,533
Funds (customer deposits w/o repos + mutual funds)	220,295	218,687	222,002	224,798	228,917	239,269
Other information
NPL ratio	6.36	6.06	5.82	5.41	5.22	4.99
Coverage ratio	50.2	47.6	47.6	48.3	49.1	46.0
Cost of credit	0.54	0.45	0.41	0.37	0.33	0.33

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Santander Consumer Finance

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	1,766	1,644	123	7.5
Net fee income	451	459	(7)	(1.6)
Gains (losses) on financial transactions	1	(6)	6	—
Other operating income	(1)	0	(1)	—
Gross income	2,217	2,097	121	5.8
Operating expenses	(987)	(951)	(36)	3.8
General administrative expenses	(899)	(861)	(38)	4.4
Personnel	(422)	(402)	(20)	5.0
Other general administrative expenses	(476)	(458)	(18)	3.9
Depreciation and amortisation	(89)	(91)	2	(2.4)
Net operating income	1,230	1,145	85	7.4
Net loan-loss provisions	(118)	(184)	67	(36.1)
Other income	(72)	(80)	8	(10.1)
Underlying profit before taxes	1,040	881	159	18.1
Tax on profit	(289)	(264)	(25)	9.3
Underlying profit from continuing operations	752	617	135	21.8
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	752	617	135	21.8
Minority interests	118	84	34	40.4
Underlying attributable profit to the Group	633	533	101	18.9
Net capital gains and provisions*	—	25	(25)	(100.0)
Attributable profit to the Group	633	558	75	13.5

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	86,446	79,592	6,854	8.6
Cash, central banks and credit institutions	4,596	6,086	(1,490)	(24.5)
Debt securities	3,543	3,615	(72)	(2.0)
o/w: available for sale	3,495	3,508	(14)	(0.4)
Other financial assets	31	47	(16)	(34.4)
Other assets	3,503	3,645	(142)	(3.9)
Total assets	98,119	92,985	5,134	5.5
Customer deposits	35,534	32,981	2,553	7.7
Central banks and credit institutions	20,250	22,287	(2,037)	(9.1)
Debt securities issued	28,732	25,399	3,332	13.1
Other financial liabilities	987	795	192	24.1
Other liabilities	3,473	3,294	179	5.4
Total liabilities	88,976	84,756	4,220	5.0
Total equity	9,143	8,229	914	11.1
Other managed and marketed customer funds	7	7	0	4.4
Mutual funds	2	2	(0)	(10.4)
Pension funds	6	5	0	9.0
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	88,919	82,272	6,648	8.1
Funds (customer deposits w/o repos + mutual funds)	35,486	32,983	2,503	7.6
Ratios (%) and other data
Underlying RoTE	17.08	14.37	2.71 p.
Efficiency ratio (with amortisations)	44.5	45.4	(0.85 p. )
NPL ratio	2.61	2.95	(0.34 p. )
Coverage ratio	106.5	110.6	(4.10 p. )
Number of employees	14,948	14,747	201	1.4
Number of branches	557	579	(22)	(3.8)

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe.

Santander Consumer Finance

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	811	833	880	867	889	877
Net fee income	230	228	219	184	232	220
Gains (losses) on financial transactions	(1)	(5)	(6)	(2)	(2)	3
Other operating income	6	(6)	13	10	(1)	(0)
Gross income	1,045	1,051	1,106	1,060	1,118	1,099
Operating expenses	(483)	(468)	(467)	(486)	(502)	(485)
General administrative expenses	(435)	(425)	(422)	(437)	(458)	(440)
Personnel	(201)	(201)	(201)	(206)	(210)	(212)
Other general administrative expenses	(234)	(225)	(220)	(231)	(248)	(228)
Depreciation and amortisation	(48)	(43)	(45)	(49)	(44)	(45)
Net operating income	562	583	639	574	616	614
Net loan-loss provisions	(114)	(70)	(116)	(87)	(61)	(57)
Other income	(39)	(41)	(36)	(52)	(37)	(35)
Underlying profit before taxes	410	472	487	434	518	522
Tax on profit	(117)	(147)	(142)	(115)	(148)	(141)
Underlying profit from continuing operations	293	324	346	319	370	382
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	293	324	346	319	370	382
Minority interests	42	43	55	50	56	62
Underlying attributable profit to the Group	251	282	291	269	314	319
Net capital gains and provisions*	—	25	—	—	—	—
Attributable profit to the Group	251	307	291	269	314	319

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	76,235	79,592	82,525	85,180	84,523	86,446
Cash, central banks and credit institutions	5,876	6,086	6,508	7,144	6,543	4,596
Debt securities	3,593	3,615	4,021	3,927	3,780	3,543
o/w: available for sale	3,591	3,508	3,915	3,823	3,778	3,495
Other financial assets	67	47	47	38	33	31
Other assets	3,476	3,645	3,530	3,333	3,426	3,503
Total assets	89,247	92,985	96,632	99,622	98,305	98,119
Customer deposits	33,195	32,981	34,339	35,050	35,679	35,534
Central banks and credit institutions	20,707	22,287	21,882	23,373	20,511	20,250
Debt securities issued	22,433	25,399	27,275	27,892	28,991	28,732
Other financial liabilities	601	795	820	870	828	987
Other liabilities	3,162	3,294	3,505	3,280	3,395	3,473
Total liabilities	80,099	84,756	87,821	90,466	89,403	88,976
Total equity	9,148	8,229	8,811	9,156	8,902	9,143
Other managed and marketed customer funds	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2
Pension funds	5	5	6	6	6	6
Managed portfolios	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	79,136	82,272	85,215	87,742	87,006	88,919
Funds (customer deposits w/o repos + mutual funds)	33,197	32,983	34,340	35,052	35,680	35,486
Other information
NPL ratio	3.28	2.95	2.86	2.68	2.62	2.61
Coverage ratio	111.9	110.6	110.7	109.1	108.9	106.5
Cost of credit	0.64	0.55	0.49	0.47	0.39	0.37

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe.

Santander Consumer Finance

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	1,766	1,655	111	6.7
Net fee income	451	460	(9)	(1.9)
Gains (losses) on financial transactions	1	(6)	6	—
Other operating income	(1)	(0)	(1)	570.8
Gross income	2,217	2,109	108	5.1
Operating expenses	(987)	(956)	(31)	3.2
General administrative expenses	(899)	(865)	(33)	3.9
Personnel	(422)	(404)	(18)	4.4
Other general administrative expenses	(476)	(461)	(15)	3.4
Depreciation and amortisation	(89)	(91)	3	(2.8)
Net operating income	1,230	1,153	77	6.7
Net loan-loss provisions	(118)	(186)	68	(36.6)
Other income	(72)	(80)	8	(10.4)
Underlying profit before taxes	1,040	887	154	17.3
Tax on profit	(289)	(266)	(23)	8.7
Underlying profit from continuing operations	752	621	130	21.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	752	621	130	21.0
Minority interests	118	84	34	40.0
Underlying attributable profit to the Group	633	537	97	18.0
Net capital gains and provisions*	—	26	(26)	(100.0)
Attributable profit to the Group	633	562	71	12.6

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	86,446	79,428	7,019	8.8
Cash, central banks and credit institutions	4,596	6,061	(1,465)	(24.2)
Debt securities	3,543	3,610	(67)	(1.9)
o/w: available for sale	3,495	3,503	(8)	(0.2)
Other financial assets	31	46	(15)	(33.5)
Other assets	3,503	3,641	(138)	(3.8)
Total assets	98,119	92,786	5,333	5.7
Customer deposits	35,534	32,949	2,585	7.8
Central banks and credit institutions	20,250	22,209	(1,959)	(8.8)
Debt securities issued	28,732	25,330	3,402	13.4
Other financial liabilities	987	796	191	24.1
Other liabilities	3,473	3,293	180	5.5
Total liabilities	88,976	84,576	4,400	5.2
Total equity	9,143	8,209	934	11.4
Other managed and marketed customer funds	7	7	0	4.4
Mutual funds	2	2	(0)	(10.4)
Pension funds	6	5	0	9.0
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	88,919	82,120	6,800	8.3
Funds (customer deposits w/o repos + mutual funds)	35,486	32,951	2,535	7.7
(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe.

Santander Consumer Finance

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	818	837	883	867	887	879
Net fee income	231	229	219	184	231	220
Gains (losses) on financial transactions	(1)	(5)	(6)	(2)	(2)	2
Other operating income	5	(6)	13	10	(1)	0
Gross income	1,053	1,056	1,109	1,059	1,116	1,102
Operating expenses	(487)	(470)	(468)	(486)	(501)	(486)
General administrative expenses	(438)	(427)	(423)	(437)	(457)	(441)
Personnel	(203)	(202)	(202)	(206)	(209)	(213)
Other general administrative expenses	(235)	(226)	(221)	(231)	(248)	(228)
Depreciation and amortisation	(48)	(43)	(45)	(49)	(44)	(45)
Net operating income	567	586	641	573	615	615
Net loan-loss provisions	(115)	(71)	(117)	(87)	(61)	(57)
Other income	(39)	(42)	(36)	(52)	(37)	(35)
Underlying profit before taxes	413	474	489	434	517	524
Tax on profit	(118)	(148)	(142)	(115)	(148)	(141)
Underlying profit from continuing operations	295	326	347	319	369	383
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	295	326	347	319	369	383
Minority interests	42	43	55	50	56	62
Underlying attributable profit to the Group	254	283	292	269	313	320
Net capital gains and provisions*	—	26	(0)	(0)	—	—
Attributable profit to the Group	254	309	292	269	313	320

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	76,086	79,428	81,905	84,731	84,027	86,446
Cash, central banks and credit institutions	5,856	6,061	6,442	7,067	6,473	4,596
Debt securities	3,581	3,610	3,964	3,904	3,746	3,543
o/w: available for sale	3,579	3,503	3,858	3,801	3,744	3,495
Other financial assets	67	46	46	37	32	31
Other assets	3,468	3,641	3,515	3,323	3,407	3,503
Total assets	89,059	92,786	95,871	99,063	97,684	98,119
Customer deposits	33,139	32,949	34,113	34,902	35,477	35,534
Central banks and credit institutions	20,660	22,209	21,672	23,217	20,385	20,250
Debt securities issued	22,371	25,330	27,051	27,706	28,782	28,732
Other financial liabilities	601	796	819	871	827	987
Other liabilities	3,159	3,293	3,491	3,273	3,384	3,473
Total liabilities	79,930	84,576	87,147	89,969	88,855	88,976
Total equity	9,128	8,209	8,724	9,093	8,829	9,143
Other managed and marketed customer funds	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2
Pension funds	5	5	6	6	6	6
Managed portfolios	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	78,986	82,120	84,586	87,295	86,498	88,919
Funds (customer deposits w/o repos + mutual funds)	33,141	32,951	34,115	34,904	35,479	35,486

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe.

Poland

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	449	397	52	13.1
Net fee income	213	193	20	10.2
Gains (losses) on financial transactions	25	55	(29)	(53.6)
Other operating income	(3)	11	(14)	—
Gross income	684	656	28	4.3
Operating expenses	(296)	(291)	(5)	1.8
General administrative expenses	(268)	(263)	(5)	1.9
Personnel	(157)	(150)	(8)	5.1
Other general administrative expenses	(111)	(114)	3	(2.4)
Depreciation and amortisation	(28)	(28)	(0)	1.4
Net operating income	387	365	23	6.2
Net loan-loss provisions	(60)	(67)	7	(10.1)
Other income	(50)	(51)	1	(2.7)
Underlying profit before taxes	277	246	31	12.5
Tax on profit	(71)	(51)	(21)	40.9
Underlying profit from continuing operations	206	196	10	5.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	206	196	10	5.2
Minority interests	63	57	7	12.0
Underlying attributable profit to the Group	142	139	3	2.4
Net capital gains and provisions*	—	29	(29)	(100.0)
Attributable profit to the Group	142	168	(26)	(15.5)

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	21,429	19,524	1,905	9.8
Cash, central banks and credit institutions	1,595	1,952	(357)	(18.3)
Debt securities	6,634	5,362	1,271	23.7
o/w: available for sale	5,440	4,502	938	20.8
Other financial assets	570	599	(28)	(4.7)
Other assets	925	945	(20)	(2.1)
Total assets	31,153	28,382	2,771	9.8
Customer deposits	23,789	21,136	2,654	12.6
Central banks and credit institutions	773	1,030	(256)	(24.9)
Debt securities issued	744	528	216	40.9
Other financial liabilities	478	597	(119)	(19.9)
Other liabilities	750	988	(239)	(24.1)
Total liabilities	26,535	24,279	2,256	9.3
Total equity	4,618	4,103	515	12.5
Other managed and marketed customer funds	3,684	3,146	538	17.1
Mutual funds	3,598	3,047	551	18.1
Pension funds	—	—	—	—
Managed portfolios	86	99	(14)	(13.6)
Pro memoria:
Gross customer loans w/o repos	22,158	20,342	1,816	8.9
Funds (customer deposits w/o repos + mutual funds)	26,727	24,182	2,544	10.5
Ratios (%) and other data
Underlying RoTE	11.33	11.89	(0.55 p. )
Efficiency ratio (with amortisations)	43.3	44.4	(1.03 p. )
NPL ratio	4.66	5.84	(1.18 p. )
Coverage ratio	67.5	65.8	1.70 p.
Number of employees	11,770	11,334	436	3.8
Number of branches	598	666	(68)	(10.2)

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	197	200	215	222	218	231
Net fee income	96	97	106	101	101	112
Gains (losses) on financial transactions	25	30	14	14	16	10
Other operating income	(6)	17	(5)	(8)	(13)	10
Gross income	311	345	330	329	321	363
Operating expenses	(145)	(146)	(149)	(139)	(146)	(150)
General administrative expenses	(131)	(132)	(134)	(124)	(132)	(136)
Personnel	(74)	(75)	(77)	(76)	(77)	(80)
Other general administrative expenses	(57)	(56)	(57)	(48)	(55)	(56)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(14)	(15)
Net operating income	166	199	181	190	175	212
Net loan-loss provisions	(33)	(34)	(43)	(35)	(27)	(34)
Other income	(22)	(29)	(6)	(25)	(23)	(27)
Underlying profit before taxes	111	136	132	129	125	152
Tax on profit	(23)	(28)	(32)	(38)	(39)	(33)
Underlying profit from continuing operations	88	108	100	91	86	120
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	88	108	100	91	86	120
Minority interests	24	33	31	28	27	37
Underlying attributable profit to the Group	64	75	69	63	59	83
Net capital gains and provisions*	—	29	—	—	—	—
Attributable profit to the Group	64	104	69	63	59	83

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	19,616	19,524	20,226	19,979	21,174	21,429
Cash, central banks and credit institutions	1,268	1,952	1,685	2,021	1,860	1,595
Debt securities	6,011	5,362	5,597	6,301	5,824	6,634
o/w: available for sale	5,246	4,502	4,998	5,774	5,390	5,440
Other financial assets	680	599	539	537	564	570
Other assets	975	945	941	941	953	925
Total assets	28,549	28,382	28,987	29,779	30,375	31,153
Customer deposits	21,329	21,136	22,000	22,780	22,981	23,789
Central banks and credit institutions	670	1,030	753	824	778	773
Debt securities issued	547	528	505	504	608	744
Other financial liabilities	601	597	550	511	538	478
Other liabilities	915	988	869	917	878	750
Total liabilities	24,061	24,279	24,678	25,537	25,781	26,535
Total equity	4,488	4,103	4,310	4,243	4,594	4,618
Other managed and marketed customer funds	3,249	3,146	3,351	3,202	3,482	3,684
Mutual funds	3,158	3,047	3,245	3,118	3,398	3,598
Pension funds	—	—	—	—	—	—
Managed portfolios	91	99	106	84	84	86
Pro memoria:
Gross customer loans w/o repos	20,467	20,342	21,092	20,697	21,903	22,158
Funds (customer deposits w/o repos + mutual funds)	24,487	24,182	25,246	25,898	26,379	26,727
Other information
NPL ratio	5.93	5.84	5.71	5.42	5.20	4.66
Coverage ratio	67.0	65.8	68.9	61.0	61.2	67.5
Cost of credit	0.82	0.75	0.76	0.70	0.66	0.65

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	449	406	43	10.5
Net fee income	213	197	15	7.7
Gains (losses) on financial transactions	25	56	(31)	(54.7)
Other operating income	(3)	11	(15)	—
Gross income	684	671	13	1.9
Operating expenses	(296)	(298)	1	(0.5)
General administrative expenses	(268)	(269)	1	(0.4)
Personnel	(157)	(153)	(4)	2.7
Other general administrative expenses	(111)	(116)	5	(4.6)
Depreciation and amortisation	(28)	(29)	0	(0.9)
Net operating income	387	373	14	3.8
Net loan-loss provisions	(60)	(69)	8	(12.1)
Other income	(50)	(52)	3	(4.9)
Underlying profit before taxes	277	252	25	9.9
Tax on profit	(71)	(52)	(20)	37.7
Underlying profit from continuing operations	206	200	6	2.8
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	206	200	6	2.8
Minority interests	63	58	5	9.4
Underlying attributable profit to the Group	142	142	0	0.1
Net capital gains and provisions*	—	30	(30)	(100.0)
Attributable profit to the Group	142	172	(30)	(17.4)

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	21,429	20,496	933	4.6
Cash, central banks and credit institutions	1,595	2,049	(454)	(22.1)
Debt securities	6,634	5,629	1,004	17.8
o/w: available for sale	5,440	4,726	713	15.1
Other financial assets	570	628	(58)	(9.2)
Other assets	925	992	(67)	(6.8)
Total assets	31,153	29,795	1,358	4.6
Customer deposits	23,789	22,187	1,602	7.2
Central banks and credit institutions	773	1,081	(308)	(28.5)
Debt securities issued	744	554	190	34.2
Other financial liabilities	478	627	(148)	(23.7)
Other liabilities	750	1,038	(288)	(27.7)
Total liabilities	26,535	25,487	1,048	4.1
Total equity	4,618	4,307	310	7.2
Other managed and marketed customer funds	3,684	3,303	381	11.5
Mutual funds	3,598	3,198	400	12.5
Pension funds	—	—	—	—
Managed portfolios	86	104	(19)	(17.7)
Pro memoria:
Gross customer loans w/o repos	22,158	21,354	803	3.8
Funds (customer deposits w/o repos + mutual funds)	26,727	25,386	1,341	5.3

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	201	205	218	227	220	229
Net fee income	98	99	108	104	102	111
Gains (losses) on financial transactions	25	31	15	15	16	10
Other operating income	(6)	18	(5)	(8)	(13)	10
Gross income	318	353	335	337	325	359
Operating expenses	(148)	(150)	(152)	(143)	(148)	(149)
General administrative expenses	(134)	(135)	(136)	(127)	(134)	(134)
Personnel	(76)	(77)	(78)	(78)	(78)	(79)
Other general administrative expenses	(58)	(58)	(58)	(49)	(56)	(55)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(14)	(14)
Net operating income	170	204	184	195	177	210
Net loan-loss provisions	(34)	(35)	(43)	(36)	(27)	(33)
Other income	(23)	(30)	(6)	(26)	(24)	(26)
Underlying profit before taxes	113	139	134	133	126	151
Tax on profit	(23)	(29)	(32)	(39)	(39)	(32)
Underlying profit from continuing operations	90	110	102	94	87	119
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	90	110	102	94	87	119
Minority interests	24	34	31	29	27	36
Underlying attributable profit to the Group	66	77	70	65	60	82
Net capital gains and provisions*	—	30	(0)	0	—	—
Attributable profit to the Group	66	107	70	65	60	82

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	19,763	20,496	20,672	20,851	21,177	21,429
Cash, central banks and credit institutions	1,277	2,049	1,722	2,109	1,860	1,595
Debt securities	6,056	5,629	5,720	6,576	5,825	6,634
o/w: available for sale	5,285	4,726	5,108	6,026	5,390	5,440
Other financial assets	685	628	551	560	564	570
Other assets	982	992	962	982	953	925
Total assets	28,763	29,795	29,627	31,079	30,379	31,153
Customer deposits	21,489	22,187	22,486	23,774	22,984	23,789
Central banks and credit institutions	675	1,081	770	860	778	773
Debt securities issued	551	554	517	526	608	744
Other financial liabilities	606	627	562	533	538	478
Other liabilities	921	1,038	888	957	878	750
Total liabilities	24,242	25,487	25,223	26,651	25,785	26,535
Total equity	4,521	4,307	4,405	4,428	4,594	4,618
Other managed and marketed customer funds	3,273	3,303	3,425	3,342	3,482	3,684
Mutual funds	3,182	3,198	3,317	3,254	3,399	3,598
Pension funds	—	—	—	—	—	—
Managed portfolios	92	104	108	87	84	86
Pro memoria:
Gross customer loans w/o repos	20,620	21,354	21,558	21,600	21,906	22,158
Funds (customer deposits w/o repos + mutual funds)	24,670	25,386	25,803	27,029	26,382	26,727

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

PLN million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	1,916	1,734	182	10.5
Net fee income	907	842	65	7.7
Gains (losses) on financial transactions	108	239	(130)	(54.7)
Other operating income	(14)	48	(62)	—
Gross income	2,918	2,863	55	1.9
Operating expenses	(1,264)	(1,270)	6	(0.5)
General administrative expenses	(1,144)	(1,149)	5	(0.4)
Personnel	(671)	(653)	(18)	2.7
Other general administrative expenses	(473)	(496)	23	(4.6)
Depreciation and amortisation	(121)	(122)	1	(0.9)
Net operating income	1,653	1,593	61	3.8
Net loan-loss provisions	(258)	(294)	36	(12.1)
Other income	(213)	(223)	11	(4.9)
Underlying profit before taxes	1,183	1,076	107	9.9
Tax on profit	(305)	(221)	(83)	37.7
Underlying profit from continuing operations	878	855	24	2.8
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	878	855	24	2.8
Minority interests	270	247	23	9.4
Underlying attributable profit to the Group	608	607	0	0.1
Net capital gains and provisions*	—	128	(128)	(100.0)
Attributable profit to the Group	608	736	(128)	(17.4)

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	90,557	86,614	3,943	4.6
Cash, central banks and credit institutions	6,740	8,657	(1,917)	(22.1)
Debt securities	28,033	23,788	4,244	17.8
o/w: available for sale	22,987	19,972	3,015	15.1
Other financial assets	2,411	2,655	(245)	(9.2)
Other assets	3,909	4,193	(284)	(6.8)
Total assets	131,650	125,909	5,741	4.6
Customer deposits	100,532	93,761	6,770	7.2
Central banks and credit institutions	3,268	4,569	(1,300)	(28.5)
Debt securities issued	3,145	2,343	802	34.2
Other financial liabilities	2,021	2,649	(627)	(23.7)
Other liabilities	3,169	4,385	(1,216)	(27.7)
Total liabilities	112,136	107,707	4,429	4.1
Total equity	19,514	18,202	1,312	7.2
Other managed and marketed customer funds	15,569	13,957	1,611	11.5
Mutual funds	15,206	13,516	1,690	12.5
Pension funds	—	—	—	—
Managed portfolios	363	441	(78)	(17.7)
Pro memoria:
Gross customer loans w/o repos	93,636	90,241	3,395	3.8
Funds (customer deposits w/o repos + mutual funds)	112,945	107,278	5,667	5.3

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

PLN million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	858	876	931	971	940	976
Net fee income	418	425	459	442	435	473
Gains (losses) on financial transactions	108	130	62	63	67	41
Other operating income	(27)	76	(23)	(35)	(56)	42
Gross income	1,357	1,507	1,430	1,440	1,386	1,532
Operating expenses	(632)	(638)	(647)	(609)	(630)	(634)
General administrative expenses	(572)	(576)	(581)	(544)	(571)	(573)
Personnel	(324)	(330)	(334)	(332)	(333)	(338)
Other general administrative expenses	(249)	(247)	(247)	(211)	(238)	(235)
Depreciation and amortisation	(60)	(62)	(66)	(66)	(59)	(61)
Net operating income	724	869	783	831	756	898
Net loan-loss provisions	(144)	(149)	(186)	(153)	(116)	(142)
Other income	(97)	(126)	(25)	(111)	(100)	(112)
Underlying profit before taxes	483	593	573	566	539	644
Tax on profit	(99)	(122)	(138)	(167)	(167)	(138)
Underlying profit from continuing operations	384	471	434	399	372	506
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	384	471	434	399	372	506
Minority interests	103	144	134	122	115	155
Underlying attributable profit to the Group	281	327	300	277	257	351
Net capital gains and provisions*	—	128	(0)	0	—	—
Attributable profit to the Group	281	455	300	277	257	351

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	83,517	86,614	87,359	88,115	89,492	90,557
Cash, central banks and credit institutions	5,397	8,657	7,277	8,912	7,862	6,740
Debt securities	25,592	23,788	24,174	27,791	24,615	28,033
o/w: available for sale	22,334	19,972	21,586	25,467	22,779	22,987
Other financial assets	2,895	2,655	2,328	2,367	2,385	2,411
Other assets	4,150	4,193	4,064	4,151	4,027	3,909
Total assets	121,551	125,909	125,202	131,336	128,380	131,650
Customer deposits	90,810	93,761	95,025	100,469	97,128	100,532
Central banks and credit institutions	2,851	4,569	3,253	3,634	3,287	3,268
Debt securities issued	2,329	2,343	2,183	2,224	2,569	3,145
Other financial liabilities	2,560	2,649	2,374	2,253	2,273	2,021
Other liabilities	3,894	4,385	3,754	4,045	3,709	3,169
Total liabilities	102,443	107,707	106,589	112,625	108,965	112,136
Total equity	19,107	18,202	18,614	18,711	19,415	19,514
Other managed and marketed customer funds	13,833	13,957	14,475	14,121	14,716	15,569
Mutual funds	13,445	13,516	14,018	13,752	14,362	15,206
Pension funds	—	—	—	—	—	—
Managed portfolios	389	441	457	370	354	363
Pro memoria:
Gross customer loans w/o repos	87,139	90,241	91,102	91,280	92,574	93,636
Funds (customer deposits w/o repos + mutual funds)	104,255	107,278	109,042	114,220	111,490	112,945

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Portugal (Ex-Popular)

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	338	370	(32)	(8.7)
Net fee income	172	165	7	4.5
Gains (losses) on financial transactions	44	69	(25)	(36.3)
Other operating income	5	14	(9)	(66.6)
Gross income	559	618	(59)	(9.6)
Operating expenses	(275)	(303)	28	(9.2)
General administrative expenses	(256)	(285)	29	(10.1)
Personnel	(165)	(175)	10	(5.7)
Other general administrative expenses	(91)	(110)	19	(17.1)
Depreciation and amortisation	(19)	(18)	(1)	4.1
Net operating income	283	315	(31)	(9.9)
Net loan-loss provisions	16	(29)	44	—
Other income	(23)	(23)	1	(2.3)
Underlying profit before taxes	276	263	14	5.2
Tax on profit	(42)	(60)	18	(30.0)
Underlying profit from continuing operations	234	202	32	15.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	234	202	32	15.6
Minority interests	1	1	(0)	(18.5)
Underlying attributable profit to the Group	233	201	32	15.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	233	201	32	15.8

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	27,405	27,889	(485)	(1.7)
Cash, central banks and credit institutions	4,241	3,535	705	20.0
Debt securities	10,968	11,835	(867)	(7.3)
o/w: available for sale	4,703	5,851	(1,147)	(19.6)
Other financial assets	1,575	1,890	(316)	(16.7)
Other assets	1,800	1,734	67	3.9
Total assets	45,988	46,883	(895)	(1.9)
Customer deposits	30,193	29,964	229	0.8
Central banks and credit institutions	7,657	8,164	(506)	(6.2)
Debt securities issued	3,574	4,488	(914)	(20.4)
Other financial liabilities	330	312	18	5.9
Other liabilities	783	791	(8)	(1.0)
Total liabilities	42,537	43,718	(1,181)	(2.7)
Total equity	3,451	3,165	286	9.1
Other managed and marketed customer funds	3,056	2,686	370	13.8
Mutual funds	1,664	1,389	275	19.8
Pension funds	938	894	44	4.9
Managed portfolios	454	403	51	12.7
Pro memoria:
Gross customer loans w/o repos	28,770	29,918	(1,148)	(3.8)
Funds (customer deposits w/o repos + mutual funds)	31,857	31,353	504	1.6
Ratios (%) and other data
Underlying RoTE	13.94	14.08	(0.14 p. )
Efficiency ratio (with amortisations)	49.3	49.1	0.19 p.
NPL ratio	7.67	10.46	(2.79 p. )
Coverage ratio	59.8	61.9	(2.10 p. )
Number of employees	6,096	6,466	(370)	(5.7)
Number of branches	600	734	(134)	(18.3)

Portugal (Ex-Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	183	188	180	182	172	167
Net fee income	90	74	80	69	89	83
Gains (losses) on financial transactions	54	15	4	39	34	10
Other operating income	10	4	23	14	(1)	6
Gross income	337	281	287	304	294	265
Operating expenses	(154)	(149)	(142)	(143)	(139)	(137)
General administrative expenses	(145)	(140)	(133)	(133)	(129)	(127)
Personnel	(88)	(88)	(80)	(83)	(83)	(82)
Other general administrative expenses	(57)	(52)	(52)	(50)	(46)	(45)
Depreciation and amortisation	(9)	(9)	(9)	(10)	(10)	(9)
Net operating income	183	132	145	161	155	128
Net loan-loss provisions	(22)	(6)	(16)	(9)	10	6
Other income	(2)	(21)	(5)	(5)	(14)	(9)
Underlying profit before taxes	158	104	124	146	151	125
Tax on profit	(37)	(24)	(31)	(40)	(25)	(17)
Underlying profit from continuing operations	122	81	93	106	126	108
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	122	81	93	106	126	108
Minority interests	1	1	1	1	1	0
Underlying attributable profit to the Group	121	80	92	106	125	107
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	121	80	92	106	125	107

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	27,655	27,889	27,595	27,328	27,215	27,405
Cash, central banks and credit institutions	4,198	3,535	3,347	2,459	3,544	4,241
Debt securities	11,915	11,835	11,865	11,622	10,786	10,968
o/w: available for sale	6,055	5,851	5,773	5,683	4,538	4,703
Other financial assets	1,886	1,890	1,850	1,667	1,612	1,575
Other assets	1,992	1,734	1,780	1,745	1,945	1,800
Total assets	47,647	46,883	46,436	44,820	45,102	45,988
Customer deposits	29,146	29,964	30,374	30,002	29,784	30,193
Central banks and credit institutions	9,643	8,164	7,415	6,743	7,256	7,657
Debt securities issued	4,700	4,488	4,221	3,805	3,628	3,574
Other financial liabilities	360	312	344	349	325	330
Other liabilities	864	791	744	590	704	783
Total liabilities	44,713	43,718	43,098	41,489	41,697	42,537
Total equity	2,933	3,165	3,338	3,331	3,405	3,451
Other managed and marketed customer funds	2,745	2,686	2,655	2,770	2,886	3,056
Mutual funds	1,444	1,389	1,356	1,435	1,513	1,664
Pension funds	902	894	900	933	942	938
Managed portfolios	399	403	400	402	431	454
Pro memoria:
Gross customer loans w/o repos	30,018	29,918	29,260	29,030	28,770	28,770
Funds (customer deposits w/o repos + mutual funds)	30,589	31,353	31,730	31,438	31,297	31,857
Other information
NPL ratio	8.55	10.46	9.40	8.81	8.47	7.67
Coverage ratio	87.7	61.9	57.8	63.7	61.7	59.8
Cost of credit	0.28	0.21	0.17	0.18	0.07	0.03

Spain’s real estate activity

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	(18)	(22)	4	(16.5)
Net fee income	1	0	0	160.3
Gains (losses) on financial transactions	0	(0)	0	—
Other operating income	8	32	(24)	(73.7)
Gross income	(9)	11	(19)	—
Operating expenses	(100)	(108)	8	(7.5)
General administrative expenses	(96)	(102)	7	(6.7)
Personnel	(21)	(28)	7	(25.6)
Other general administrative expenses	(75)	(75)	(0)	0.3
Depreciation and amortisation	(4)	(6)	1	(21.5)
Net operating income	(109)	(97)	(11)	11.7
Net loan-loss provisions	(47)	(76)	30	(39.0)
Other income	(68)	(36)	(32)	89.4
Underlying profit before taxes	(223)	(210)	(13)	6.4
Tax on profit	67	62	5	7.6
Underlying profit from continuing operations	(156)	(147)	(9)	5.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	(156)	(147)	(9)	5.9
Minority interests	(13)	(3)	(9)	308.1
Underlying attributable profit to the Group	(144)	(144)	1	(0.5)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(144)	(144)	1	(0.5)

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	1,316	2,302	(986)	(42.8)
Cash, central banks and credit institutions	870	998	(128)	(12.8)
Debt securities	226	242	(16)	(6.8)
o/w: available for sale	—	—	—	—
Other financial assets	423	463	(40)	(8.6)
Other assets	7,083	12,018	(4,935)	(41.1)
Total assets	9,918	16,024	(6,106)	(38.1)
Customer deposits	55	114	(59)	(52.0)
Central banks and credit institutions	5,997	8,684	(2,687)	(30.9)
Debt securities issued	—	646	(646)	(100.0)
Other financial liabilities	30	87	(57)	(65.2)
Other liabilities	252	573	(321)	(56.1)
Total liabilities	6,334	10,104	(3,771)	(37.3)
Total equity	3,584	5,919	(2,335)	(39.5)
Other managed and marketed customer funds	4	34	(30)	(88.6)
Mutual funds	4	33	(29)	(88.6)
Pension funds	0	1	(1)	(88.7)
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	2,719	5,432	(2,713)	(49.9)
Funds (customer deposits w/o repos + mutual funds)	59	147	(89)	(60.2)

Spain’s real estate activity

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	(12)	(10)	(13)	(8)	(8)	(10)
Net fee income	0	(0)	0	0	1	0
Gains (losses) on financial transactions	0	(1)	(0)	9	(0)	0
Other operating income	10	22	26	14	6	2
Gross income	(1)	11	13	16	(1)	(8)
Operating expenses	(54)	(54)	(54)	(48)	(49)	(51)
General administrative expenses	(52)	(51)	(52)	(46)	(47)	(48)
Personnel	(14)	(14)	(13)	(9)	(10)	(10)
Other general administrative expenses	(38)	(37)	(38)	(37)	(37)	(38)
Depreciation and amortisation	(3)	(3)	(3)	(3)	(2)	(2)
Net operating income	(55)	(42)	(42)	(33)	(50)	(58)
Net loan-loss provisions	(25)	(51)	(38)	(52)	(21)	(26)
Other income	(11)	(25)	(12)	(74)	(44)	(23)
Underlying profit before taxes	(92)	(118)	(92)	(159)	(115)	(108)
Tax on profit	27	35	28	48	35	32
Underlying profit from continuing operations	(65)	(83)	(65)	(111)	(81)	(76)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	(65)	(83)	(65)	(111)	(81)	(76)
Minority interests	(1)	(2)	8	(2)	(11)	(2)
Underlying attributable profit to the Group	(63)	(81)	(72)	(109)	(70)	(74)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	(63)	(81)	(72)	(109)	(70)	(74)

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	2,551	2,302	1,932	1,990	1,629	1,316
Cash, central banks and credit institutions	724	998	985	1,390	827	870
Debt securities	603	242	242	239	240	226
o/w: available for sale	—	—	—	—	—	—
Other financial assets	102	463	466	423	423	423
Other assets	11,994	12,018	11,988	6,949	7,108	7,083
Total assets	15,974	16,024	15,613	10,991	10,227	9,918
Customer deposits	110	114	105	68	56	55
Central banks and credit institutions	9,377	8,684	8,473	7,262	6,526	5,997
Debt securities issued	—	646	696	—	—	—
Other financial liabilities	77	87	86	35	34	30
Other liabilities	577	573	579	229	213	252
Total liabilities	10,141	10,104	9,939	7,595	6,829	6,334
Total equity	5,833	5,919	5,674	3,397	3,398	3,584
Other managed and marketed customer funds	35	34	30	31	4	4
Mutual funds	35	33	30	31	4	4
Pension funds	1	1	0	0	0	0
Managed portfolios	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	5,887	5,432	4,825	4,230	3,680	2,719
Funds (customer deposits w/o repos + mutual funds)	145	147	134	100	60	59

United Kingdom

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	2,244	2,290	(45)	(2.0)
Net fee income	514	538	(24)	(4.4)
Gains (losses) on financial transactions	189	163	26	16.1
Other operating income	28	23	5	20.9
Gross income	2,976	3,014	(38)	(1.3)
Operating expenses	(1,446)	(1,581)	135	(8.5)
General administrative expenses	(1,279)	(1,422)	143	(10.1)
Personnel	(688)	(729)	42	(5.7)
Other general administrative expenses	(591)	(693)	101	(14.6)
Depreciation and amortisation	(167)	(159)	(8)	5.2
Net operating income	1,529	1,433	97	6.8
Net loan-loss provisions	(57)	(74)	18	(23.7)
Other income	(276)	(130)	(146)	111.8
Underlying profit before taxes	1,197	1,228	(31)	(2.5)
Tax on profit	(360)	(365)	5	(1.4)
Underlying profit from continuing operations	837	863	(26)	(3.0)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	837	863	(26)	(3.0)
Minority interests	13	20	(8)	(37.4)
Underlying attributable profit to the Group	824	843	(19)	(2.2)
Net capital gains and provisions*	—	107	(107)	(100.0)
Attributable profit to the Group	824	950	(125)	(13.2)

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	246,759	259,852	(13,093)	(5.0)
Cash, central banks and credit institutions	39,572	36,307	3,265	9.0
Debt securities	25,742	20,620	5,121	24.8
o/w: available for sale	10,809	11,837	(1,028)	(8.7)
Other financial assets	25,489	32,832	(7,344)	(22.4)
Other assets	10,872	12,571	(1,699)	(13.5)
Total assets	348,434	362,184	(13,750)	(3.8)
Customer deposits	216,586	212,152	4,434	2.1
Central banks and credit institutions	24,047	20,933	3,114	14.9
Debt securities issued	63,418	72,556	(9,139)	(12.6)
Other financial liabilities	23,572	33,799	(10,228)	(30.3)
Other liabilities	4,373	6,120	(1,747)	(28.5)
Total liabilities	331,995	345,560	(13,565)	(3.9)
Total equity	16,439	16,623	(184)	(1.1)
Other managed and marketed customer funds	8,483	8,365	118	1.4
Mutual funds	8,370	8,246	124	1.5
Pension funds	—	—	—	—
Managed portfolios	114	119	(5)	(4.5)
Pro memoria:
Gross customer loans w/o repos	235,439	251,977	(16,539)	(6.6)
Funds (customer deposits w/o repos + mutual funds)	208,546	211,699	(3,153)	(1.5)
Ratios (%) and other data
Underlying RoTE	11.12	9.94	1.18 p.
Efficiency ratio (with amortisations)	48.6	52.5	(3.86 p. )
NPL ratio	1.23	1.47	(0.24 p. )
Coverage ratio	32.6	36.5	(3.90 p. )
Number of employees	25,740	26,010	(270)	(1.0)
Number of branches	829	850	(21)	(2.5)

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

United Kingdom

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	1,154	1,136	1,043	1,072	1,096	1,149
Net fee income	280	258	259	235	254	260
Gains (losses) on financial transactions	68	95	64	91	71	118
Other operating income	11	12	11	27	12	16
Gross income	1,513	1,501	1,377	1,425	1,432	1,544
Operating expenses	(794)	(788)	(703)	(683)	(723)	(723)
General administrative expenses	(718)	(705)	(630)	(604)	(644)	(635)
Personnel	(371)	(358)	(346)	(343)	(344)	(344)
Other general administrative expenses	(346)	(346)	(284)	(261)	(300)	(292)
Depreciation and amortisation	(76)	(83)	(73)	(79)	(79)	(88)
Net operating income	719	713	675	742	709	821
Net loan-loss provisions	(7)	(68)	(44)	61	(15)	(42)
Other income	(59)	(71)	(85)	(124)	(105)	(171)
Underlying profit before taxes	654	574	545	679	588	608
Tax on profit	(192)	(173)	(175)	(196)	(165)	(195)
Underlying profit from continuing operations	462	401	370	483	423	414
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	462	401	370	483	423	414
Minority interests	9	11	7	9	7	6
Underlying attributable profit to the Group	453	390	364	474	416	408
Net capital gains and provisions*	—	107	—	(137)	—	—
Attributable profit to the Group	453	497	364	338	416	408

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	267,628	259,852	250,294	251,250	253,322	246,759
Cash, central banks and credit institutions	37,563	36,307	33,754	36,643	34,186	39,572
Debt securities	20,068	20,620	26,315	28,045	27,859	25,742
o/w: available for sale	11,633	11,837	11,995	12,204	11,595	10,809
Other financial assets	28,670	32,832	30,168	26,819	25,582	25,489
Other assets	10,620	12,571	13,234	12,202	11,551	10,872
Total assets	364,549	362,184	353,764	354,960	352,499	348,434
Customer deposits	217,282	212,152	203,785	212,113	215,724	216,586
Central banks and credit institutions	15,210	20,933	22,305	21,590	21,971	24,047
Debt securities issued	76,614	72,556	73,204	71,108	66,375	63,418
Other financial liabilities	30,038	33,799	31,949	27,913	26,895	23,572
Other liabilities	6,142	6,120	6,167	5,221	5,230	4,373
Total liabilities	345,286	345,560	337,410	337,945	336,196	331,995
Total equity	19,264	16,623	16,355	17,014	16,303	16,439
Other managed and marketed customer funds	8,784	8,365	8,544	8,564	8,683	8,483
Mutual funds	8,661	8,246	8,426	8,447	8,566	8,370
Pension funds	—	—	—	—	—	—
Managed portfolios	124	119	117	118	117	114
Pro memoria:
Gross customer loans w/o repos	261,770	251,977	241,752	242,510	242,581	235,439
Funds (customer deposits w/o repos + mutual funds)	216,318	211,699	206,256	210,611	213,052	208,546
Other information
NPL ratio	1.49	1.47	1.47	1.41	1.31	1.23
Coverage ratio	36.5	36.5	36.0	32.9	33.8	32.6
Cost of credit	0.01	0.03	0.05	0.02	0.03	0.02

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

In 4Q’16 PPI.

United Kingdom

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	2,244	2,072	173	8.3
Net fee income	514	486	27	5.6
Gains (losses) on financial transactions	189	148	42	28.3
Other operating income	28	21	7	33.6
Gross income	2,976	2,727	249	9.1
Operating expenses	(1,446)	(1,431)	(16)	1.1
General administrative expenses	(1,279)	(1,287)	8	(0.6)
Personnel	(688)	(660)	(28)	4.2
Other general administrative expenses	(591)	(627)	36	(5.7)
Depreciation and amortisation	(167)	(144)	(23)	16.3
Net operating income	1,529	1,296	233	18.0
Net loan-loss provisions	(57)	(67)	11	(15.7)
Other income	(276)	(118)	(158)	134.0
Underlying profit before taxes	1,197	1,111	86	7.7
Tax on profit	(360)	(330)	(30)	9.0
Underlying profit from continuing operations	837	781	56	7.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	837	781	56	7.1
Minority interests	13	18	(6)	(30.9)
Underlying attributable profit to the Group	824	763	61	8.1
Net capital gains and provisions*	—	96	(96)	(100.0)
Attributable profit to the Group	824	859	(35)	(4.1)

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	246,759	244,241	2,519	1.0
Cash, central banks and credit institutions	39,572	34,126	5,446	16.0
Debt securities	25,742	19,382	6,360	32.8
o/w: available for sale	10,809	11,126	(316)	(2.8)
Other financial assets	25,489	30,860	(5,371)	(17.4)
Other assets	10,872	11,816	(944)	(8.0)
Total assets	348,434	340,424	8,010	2.4
Customer deposits	216,586	199,406	17,180	8.6
Central banks and credit institutions	24,047	19,676	4,372	22.2
Debt securities issued	63,418	68,197	(4,779)	(7.0)
Other financial liabilities	23,572	31,769	(8,197)	(25.8)
Other liabilities	4,373	5,752	(1,379)	(24.0)
Total liabilities	331,995	324,799	7,196	2.2
Total equity	16,439	15,625	814	5.2
Other managed and marketed customer funds	8,483	7,862	621	7.9
Mutual funds	8,370	7,750	619	8.0
Pension funds	—	—	—	—
Managed portfolios	114	112	2	1.6
Pro memoria:
Gross customer loans w/o repos	235,439	236,839	(1,400)	(0.6)
Funds (customer deposits w/o repos + mutual funds)	208,546	198,980	9,566	4.8

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

United Kingdom

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	1,034	1,038	1,032	1,079	1,095	1,149
Net fee income	251	236	256	238	253	260
Gains (losses) on financial transactions	61	87	64	91	71	118
Other operating income	10	11	11	26	12	16
Gross income	1,355	1,372	1,363	1,434	1,431	1,544
Operating expenses	(711)	(720)	(696)	(691)	(723)	(723)
General administrative expenses	(643)	(644)	(625)	(611)	(644)	(636)
Personnel	(332)	(328)	(342)	(345)	(344)	(344)
Other general administrative expenses	(310)	(317)	(283)	(266)	(300)	(292)
Depreciation and amortisation	(68)	(76)	(72)	(80)	(79)	(88)
Net operating income	644	652	666	744	708	821
Net loan-loss provisions	(6)	(62)	(43)	55	(15)	(42)
Other income	(53)	(65)	(83)	(121)	(105)	(171)
Underlying profit before taxes	586	525	540	678	588	608
Tax on profit	(172)	(158)	(173)	(196)	(165)	(195)
Underlying profit from continuing operations	414	367	368	481	423	414
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	414	367	368	481	423	414
Minority interests	8	10	7	9	7	6
Underlying attributable profit to the Group	406	357	361	473	416	408
Net capital gains and provisions*	—	96	3	(128)	—	—
Attributable profit to the Group	406	454	364	345	416	408

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	240,912	244,241	245,085	244,636	246,465	246,759
Cash, central banks and credit institutions	33,814	34,126	33,052	35,679	33,261	39,572
Debt securities	18,065	19,382	25,767	27,307	27,104	25,742
o/w: available for sale	10,472	11,126	11,745	11,883	11,281	10,809
Other financial assets	25,808	30,860	29,540	26,113	24,889	25,489
Other assets	9,559	11,816	12,959	11,880	11,238	10,872
Total assets	328,158	340,424	346,402	345,615	342,958	348,434
Customer deposits	195,592	199,406	199,544	206,529	209,886	216,586
Central banks and credit institutions	13,691	19,676	21,841	21,022	21,376	24,047
Debt securities issued	68,966	68,197	71,681	69,236	64,578	63,418
Other financial liabilities	27,039	31,769	31,284	27,178	26,167	23,572
Other liabilities	5,529	5,752	6,038	5,084	5,088	4,373
Total liabilities	310,817	324,799	330,388	329,048	327,096	331,995
Total equity	17,341	15,625	16,015	16,566	15,862	16,439
Other managed and marketed customer funds	7,907	7,862	8,366	8,339	8,448	8,483
Mutual funds	7,796	7,750	8,251	8,224	8,334	8,370
Pension funds	—	—	—	—	—	—
Managed portfolios	111	112	115	114	114	114
Pro memoria:
Gross customer loans w/o repos	235,639	236,839	236,721	236,125	236,015	235,439
Funds (customer deposits w/o repos + mutual funds)	194,723	198,980	201,963	205,066	207,285	208,546
(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

In 4Q’16 PPI.

United Kingdom

£ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	1,931	1,782	148	8.3
Net fee income	442	418	23	5.6
Gains (losses) on financial transactions	163	127	36	28.3
Other operating income	24	18	6	33.6
Gross income	2,560	2,346	214	9.1
Operating expenses	(1,244)	(1,231)	(14)	1.1
General administrative expenses	(1,101)	(1,107)	7	(0.6)
Personnel	(592)	(568)	(24)	4.2
Other general administrative expenses	(509)	(539)	31	(5.7)
Depreciation and amortisation	(144)	(124)	(20)	16.3
Net operating income	1,316	1,115	200	18.0
Net loan-loss provisions	(49)	(58)	9	(15.7)
Other income	(237)	(101)	(136)	134.0
Underlying profit before taxes	1,029	956	74	7.7
Tax on profit	(310)	(284)	(26)	9.0
Underlying profit from continuing operations	720	672	48	7.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	720	672	48	7.1
Minority interests	11	16	(5)	(30.9)
Underlying attributable profit to the Group	709	656	53	8.1
Net capital gains and provisions*	—	83	(83)	(100.0)
Attributable profit to the Group	709	739	(30)	(4.1)

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	216,983	214,768	2,215	1.0
Cash, central banks and credit institutions	34,797	30,008	4,789	16.0
Debt securities	22,636	17,043	5,593	32.8
o/w: available for sale	9,505	9,783	(278)	(2.8)
Other financial assets	22,413	27,136	(4,723)	(17.4)
Other assets	9,560	10,390	(830)	(8.0)
Total assets	306,388	299,345	7,044	2.4
Customer deposits	190,450	175,343	15,107	8.6
Central banks and credit institutions	21,146	17,301	3,844	22.2
Debt securities issued	55,765	59,968	(4,203)	(7.0)
Other financial liabilities	20,727	27,935	(7,208)	(25.8)
Other liabilities	3,845	5,058	(1,213)	(24.0)
Total liabilities	291,933	285,606	6,328	2.2
Total equity	14,455	13,739	716	5.2
Other managed and marketed customer funds	7,460	6,914	546	7.9
Mutual funds	7,360	6,815	545	8.0
Pension funds	—	—	—	—
Managed portfolios	100	98	2	1.6
Pro memoria:
Gross customer loans w/o repos	207,028	208,259	(1,231)	(0.6)
Funds (customer deposits w/o repos + mutual funds)	183,381	174,969	8,412	4.8

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

United Kingdom

£ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	889	893	888	928	942	989
Net fee income	216	203	220	205	218	224
Gains (losses) on financial transactions	52	75	55	78	61	102
Other operating income	8	10	9	23	10	14
Gross income	1,166	1,180	1,172	1,234	1,231	1,329
Operating expenses	(611)	(619)	(599)	(594)	(622)	(622)
General administrative expenses	(553)	(554)	(537)	(526)	(554)	(547)
Personnel	(286)	(282)	(294)	(297)	(296)	(296)
Other general administrative expenses	(267)	(272)	(243)	(228)	(258)	(251)
Depreciation and amortisation	(59)	(65)	(62)	(69)	(68)	(75)
Net operating income	554	561	573	640	609	706
Net loan-loss provisions	(5)	(53)	(37)	48	(13)	(36)
Other income	(45)	(56)	(71)	(104)	(90)	(147)
Underlying profit before taxes	504	452	465	583	506	524
Tax on profit	(148)	(136)	(149)	(169)	(142)	(168)
Underlying profit from continuing operations	356	316	316	414	364	356
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	356	316	316	414	364	356
Minority interests	7	8	6	7	6	5
Underlying attributable profit to the Group	349	307	311	407	358	351
Net capital gains and provisions*	—	83	2	(110)	—	—
Attributable profit to the Group	349	390	313	297	358	351

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	211,841	214,768	215,511	215,116	216,724	216,983
Cash, central banks and credit institutions	29,733	30,008	29,063	31,373	29,247	34,797
Debt securities	15,885	17,043	22,658	24,012	23,834	22,636
o/w: available for sale	9,208	9,783	10,328	10,449	9,919	9,505
Other financial assets	22,694	27,136	25,975	22,962	21,886	22,413
Other assets	8,406	10,390	11,395	10,447	9,882	9,560
Total assets	288,559	299,345	304,602	303,909	301,573	306,388
Customer deposits	171,990	175,343	175,465	181,607	184,559	190,450
Central banks and credit institutions	12,039	17,301	19,205	18,485	18,797	21,146
Debt securities issued	60,644	59,968	63,031	60,881	56,786	55,765
Other financial liabilities	23,777	27,935	27,509	23,899	23,010	20,727
Other liabilities	4,862	5,058	5,310	4,470	4,474	3,845
Total liabilities	273,311	285,606	290,520	289,342	287,626	291,933
Total equity	15,248	13,739	14,082	14,567	13,948	14,455
Other managed and marketed customer funds	6,953	6,914	7,356	7,332	7,429	7,460
Mutual funds	6,855	6,815	7,255	7,232	7,328	7,360
Pension funds	—	—	—	—	—	—
Managed portfolios	98	98	101	101	100	100
Pro memoria:
Gross customer loans w/o repos	207,204	208,259	208,156	207,632	207,535	207,028
Funds (customer deposits w/o repos + mutual funds)	171,226	174,969	177,592	180,321	182,272	183,381

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

In 4Q’16 PPI.

Latin America

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	7,959	6,184	1,775	28.7
Net fee income	2,796	2,082	714	34.3
Gains (losses) on financial transactions	557	363	194	53.6
Other operating income	23	18	6	32.8
Gross income	11,336	8,647	2,689	31.1
Operating expenses	(4,360)	(3,570)	(790)	22.1
General administrative expenses	(3,948)	(3,251)	(697)	21.4
Personnel	(2,185)	(1,806)	(378)	20.9
Other general administrative expenses	(1,763)	(1,444)	(319)	22.1
Depreciation and amortisation	(413)	(320)	(93)	29.1
Net operating income	6,976	5,076	1,899	37.4
Net loan-loss provisions	(2,580)	(2,253)	(326)	14.5
Other income	(765)	(405)	(360)	88.7
Underlying profit before taxes	3,631	2,418	1,213	50.2
Tax on profit	(1,137)	(621)	(516)	83.0
Underlying profit from continuing operations	2,494	1,796	698	38.8
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	2,494	1,796	698	38.8
Minority interests	394	290	104	35.8
Underlying attributable profit to the Group	2,100	1,506	594	39.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	2,100	1,506	594	39.4

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	146,528	141,873	4,655	3.3
Cash, central banks and credit institutions	59,843	65,061	(5,219)	(8.0)
Debt securities	59,530	57,579	1,951	3.4
o/w: available for sale	33,731	28,333	5,398	19.1
Other financial assets	14,073	17,436	(3,363)	(19.3)
Other assets	18,240	17,647	593	3.4
Total assets	298,214	299,596	(1,382)	(0.5)
Customer deposits	145,276	134,898	10,378	7.7
Central banks and credit institutions	43,192	42,333	859	2.0
Debt securities issued	37,511	45,148	(7,637)	(16.9)
Other financial liabilities	32,801	38,896	(6,095)	(15.7)
Other liabilities	10,807	10,233	574	5.6
Total liabilities	269,587	271,508	(1,921)	(0.7)
Total equity	28,627	28,087	539	1.9
Other managed and marketed customer funds	81,880	76,722	5,158	6.7
Mutual funds	75,472	70,759	4,713	6.7
Pension funds	—	—	—	—
Managed portfolios	6,409	5,964	445	7.5
Pro memoria:
Gross customer loans w/o repos	152,155	147,770	4,385	3.0
Funds (customer deposits w/o repos + mutual funds)	193,366	174,157	19,209	11.0
Ratios (%) and other data
Underlying RoTE	17.66	14.75	2.91 p.
Efficiency ratio (with amortisations)	38.5	41.3	(2.83 p. )
NPL ratio	4.44	4.98	(0.54 p. )
Coverage ratio	89.1	81.4	7.70 p.
Number of employees	87,491	88,497	(1,006)	(1.1)
Number of branches	5,822	5,852	(30)	(0.5)

Latin America

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	3,044	3,140	3,456	3,706	3,947	4,012
Net fee income	961	1,121	1,181	1,317	1,401	1,395
Gains (losses) on financial transactions	141	222	297	147	329	229
Other operating income	(7)	25	(9)	23	3	21
Gross income	4,139	4,507	4,925	5,193	5,680	5,656
Operating expenses	(1,736)	(1,834)	(1,974)	(2,148)	(2,179)	(2,182)
General administrative expenses	(1,584)	(1,666)	(1,796)	(1,960)	(1,973)	(1,974)
Personnel	(868)	(938)	(991)	(1,088)	(1,092)	(1,093)
Other general administrative expenses	(716)	(728)	(805)	(872)	(882)	(881)
Depreciation and amortisation	(151)	(168)	(178)	(188)	(205)	(207)
Net operating income	2,404	2,673	2,952	3,045	3,501	3,475
Net loan-loss provisions	(1,105)	(1,149)	(1,329)	(1,329)	(1,306)	(1,273)
Other income	(189)	(217)	(133)	(247)	(360)	(405)
Underlying profit before taxes	1,110	1,308	1,490	1,469	1,835	1,796
Tax on profit	(269)	(352)	(407)	(334)	(590)	(546)
Underlying profit from continuing operations	841	955	1,083	1,135	1,245	1,249
Net profit from discontinued operations	—	0	(0)	—	—	—
Underlying consolidated profit	841	955	1,083	1,135	1,245	1,249
Minority interests	137	152	166	173	195	199
Underlying attributable profit to the Group	703	803	917	962	1,050	1,050
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	703	803	917	962	1,050	1,050

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	131,830	141,873	142,414	152,187	156,743	146,528
Cash, central banks and credit institutions	53,769	65,061	63,831	67,400	68,922	59,843
Debt securities	56,563	57,579	53,519	63,314	64,130	59,530
o/w: available for sale	26,683	28,333	29,094	29,219	30,460	33,731
Other financial assets	13,461	17,436	16,486	18,696	18,202	14,073
Other assets	17,206	17,647	17,986	19,171	19,666	18,240
Total assets	272,829	299,596	294,236	320,768	327,664	298,214
Customer deposits	125,348	134,898	133,436	143,747	153,207	145,276
Central banks and credit institutions	41,879	42,333	39,642	47,585	47,793	43,192
Debt securities issued	39,319	45,148	44,278	47,436	45,108	37,511
Other financial liabilities	31,213	38,896	37,406	41,395	39,120	32,801
Other liabilities	9,136	10,233	10,760	11,291	11,564	10,807
Total liabilities	246,896	271,508	265,523	291,454	296,792	269,587
Total equity	25,933	28,087	28,713	29,315	30,872	28,627
Other managed and marketed customer funds	68,191	76,722	79,125	81,482	87,794	81,880
Mutual funds	63,275	70,759	72,890	75,002	81,009	75,472
Pension funds	—	—	—	—	—	—
Managed portfolios	4,916	5,964	6,235	6,480	6,785	6,409
Pro memoria:
Gross customer loans w/o repos	136,490	147,770	148,690	159,134	163,536	152,155
Funds (customer deposits w/o repos + mutual funds)	160,927	174,157	175,579	187,516	197,257	193,366
Other information
NPL ratio	4.88	4.98	4.94	4.81	4.50	4.44
Coverage ratio	79.7	81.4	84.5	87.3	90.5	89.1
Cost of credit	3.39	3.41	3.42	3.37	3.36	3.37

Latin America

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	7,959	6,933	1,026	14.8
Net fee income	2,796	2,327	469	20.2
Gains (losses) on financial transactions	557	383	175	45.6
Other operating income	23	25	(1)	(5.1)
Gross income	11,336	9,667	1,669	17.3
Operating expenses	(4,360)	(3,968)	(393)	9.9
General administrative expenses	(3,948)	(3,610)	(338)	9.4
Personnel	(2,185)	(2,008)	(176)	8.8
Other general administrative expenses	(1,763)	(1,602)	(161)	10.1
Depreciation and amortisation	(413)	(358)	(55)	15.3
Net operating income	6,976	5,700	1,276	22.4
Net loan-loss provisions	(2,580)	(2,550)	(30)	1.2
Other income	(765)	(478)	(287)	60.1
Underlying profit before taxes	3,631	2,672	959	35.9
Tax on profit	(1,137)	(693)	(444)	64.1
Underlying profit from continuing operations	2,494	1,979	515	26.0
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	2,494	1,979	515	26.0
Minority interests	394	313	81	25.9
Underlying attributable profit to the Group	2,100	1,666	434	26.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	2,100	1,666	434	26.1

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	146,528	137,231	9,297	6.8
Cash, central banks and credit institutions	59,843	62,710	(2,867)	(4.6)
Debt securities	59,530	55,803	3,727	6.7
o/w: available for sale	33,731	27,445	6,286	22.9
Other financial assets	14,073	17,016	(2,943)	(17.3)
Other assets	18,240	16,958	1,282	7.6
Total assets	298,214	289,718	8,496	2.9
Customer deposits	145,276	130,431	14,845	11.4
Central banks and credit institutions	43,192	40,967	2,225	5.4
Debt securities issued	37,511	43,506	(5,994)	(13.8)
Other financial liabilities	32,801	37,818	(5,017)	(13.3)
Other liabilities	10,807	9,872	935	9.5
Total liabilities	269,587	262,594	6,993	2.7
Total equity	28,627	27,124	1,503	5.5
Other managed and marketed customer funds	81,880	73,826	8,054	10.9
Mutual funds	75,472	68,089	7,383	10.8
Pension funds	—	—	—	—
Managed portfolios	6,409	5,737	671	11.7
Pro memoria:
Gross customer loans w/o repos	152,155	142,903	9,251	6.5
Funds (customer deposits w/o repos + mutual funds)	193,366	168,354	25,012	14.9

Latin America

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	3,495	3,439	3,582	3,800	3,882	4,077
Net fee income	1,098	1,228	1,228	1,358	1,376	1,420
Gains (losses) on financial transactions	142	241	314	138	322	236
Other operating income	(3)	28	(11)	27	2	21
Gross income	4,732	4,936	5,113	5,323	5,582	5,754
Operating expenses	(1,970)	(1,998)	(2,045)	(2,205)	(2,142)	(2,218)
General administrative expenses	(1,796)	(1,814)	(1,860)	(2,013)	(1,941)	(2,007)
Personnel	(986)	(1,022)	(1,029)	(1,118)	(1,073)	(1,112)
Other general administrative expenses	(810)	(792)	(832)	(895)	(868)	(895)
Depreciation and amortisation	(173)	(185)	(185)	(192)	(202)	(211)
Net operating income	2,762	2,937	3,068	3,118	3,439	3,536
Net loan-loss provisions	(1,284)	(1,266)	(1,393)	(1,367)	(1,286)	(1,294)
Other income	(233)	(245)	(132)	(256)	(351)	(415)
Underlying profit before taxes	1,245	1,427	1,543	1,495	1,803	1,827
Tax on profit	(302)	(391)	(424)	(335)	(579)	(558)
Underlying profit from continuing operations	943	1,036	1,119	1,160	1,224	1,269
Net profit from discontinued operations	—	0	(0)	—	—	—
Underlying consolidated profit	943	1,036	1,119	1,160	1,224	1,269
Minority interests	149	163	171	177	192	201
Underlying attributable profit to the Group	793	873	948	984	1,032	1,068
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	793	873	948	984	1,032	1,068

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	136,100	137,231	139,625	143,570	144,442	146,528
Cash, central banks and credit institutions	56,222	62,710	62,432	63,510	63,192	59,843
Debt securities	58,796	55,803	52,756	59,948	59,037	59,530
o/w: available for sale	27,757	27,445	28,637	27,807	28,068	33,731
Other financial assets	13,574	17,016	16,534	18,234	16,943	14,073
Other assets	18,188	16,958	17,524	17,896	17,955	18,240
Total assets	282,880	289,718	288,871	303,158	301,568	298,214
Customer deposits	129,498	130,431	130,698	135,826	141,101	145,276
Central banks and credit institutions	43,300	40,967	39,119	45,242	44,229	43,192
Debt securities issued	41,613	43,506	43,167	44,279	41,336	37,511
Other financial liabilities	31,943	37,818	37,219	39,639	35,987	32,801
Other liabilities	9,623	9,872	10,541	10,628	10,578	10,807
Total liabilities	255,977	262,594	260,744	275,614	273,232	269,587
Total equity	26,903	27,124	28,127	27,544	28,337	28,627
Other managed and marketed customer funds	72,196	73,826	77,171	75,993	80,053	81,880
Mutual funds	66,987	68,089	71,153	70,025	73,854	75,472
Pension funds	—	—	—	—	—	—
Managed portfolios	5,209	5,737	6,018	5,968	6,199	6,409
Pro memoria:
Gross customer loans w/o repos	141,080	142,903	145,737	150,035	150,641	152,155
Funds (customer deposits w/o repos + mutual funds)	166,533	168,354	172,042	176,959	181,309	193,366

Brazil

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	5,025	3,671	1,354	36.9
Net fee income	1,843	1,277	566	44.3
Gains (losses) on financial transactions	324	99	225	226.3
Other operating income	28	36	(9)	(24.3)
Gross income	7,219	5,083	2,136	42.0
Operating expenses	(2,547)	(1,993)	(554)	27.8
General administrative expenses	(2,286)	(1,799)	(488)	27.1
Personnel	(1,297)	(996)	(301)	30.2
Other general administrative expenses	(989)	(803)	(186)	23.2
Depreciation and amortisation	(261)	(194)	(67)	34.5
Net operating income	4,672	3,091	1,581	51.2
Net loan-loss provisions	(1,762)	(1,473)	(289)	19.6
Other income	(707)	(370)	(337)	91.0
Underlying profit before taxes	2,203	1,248	956	76.6
Tax on profit	(801)	(368)	(434)	117.9
Underlying profit from continuing operations	1,402	880	522	59.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,402	880	522	59.3
Minority interests	158	92	66	72.0
Underlying attributable profit to the Group	1,244	788	456	57.9
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,244	788	456	57.9

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	69,312	68,034	1,278	1.9
Cash, central banks and credit institutions	37,808	40,881	(3,073)	(7.5)
Debt securities	40,094	36,624	3,470	9.5
o/w: available for sale	22,078	17,243	4,835	28.0
Other financial assets	5,752	7,945	(2,193)	(27.6)
Other assets	12,557	12,589	(32)	(0.3)
Total assets	165,523	166,074	(551)	(0.3)
Customer deposits	71,642	68,672	2,970	4.3
Central banks and credit institutions	24,761	22,141	2,620	11.8
Debt securities issued	23,545	31,200	(7,655)	(24.5)
Other financial liabilities	21,367	20,628	738	3.6
Other liabilities	7,392	7,046	346	4.9
Total liabilities	148,706	149,688	(982)	(0.7)
Total equity	16,817	16,386	431	2.6
Other managed and marketed customer funds	58,610	55,908	2,702	4.8
Mutual funds	54,716	52,385	2,331	4.4
Pension funds	—	—	—	—
Managed portfolios	3,894	3,522	372	10.6
Pro memoria:
Gross customer loans w/o repos	73,368	72,096	1,272	1.8
Funds (customer deposits w/o repos + mutual funds)	102,676	91,507	11,169	12.2
Ratios (%) and other data
Underlying RoTE	16.39	13.71	2.67 p.
Efficiency ratio (with amortisations)	35.3	39.2	(3.92 p. )
NPL ratio	5.36	6.11	(0.75 p. )
Coverage ratio	95.5	85.3	10.20 p.
Number of employees	46,208	48,366	(2,158)	(4.5)
Number of branches	3,425	3,441	(16)	(0.5)

Brazil

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	1,793	1,878	2,123	2,269	2,522	2,503
Net fee income	573	704	776	887	934	909
Gains (losses) on financial transactions	3	97	153	(14)	247	77
Other operating income	13	23	(2)	46	15	12
Gross income	2,381	2,703	3,050	3,187	3,717	3,502
Operating expenses	(947)	(1,046)	(1,177)	(1,305)	(1,314)	(1,233)
General administrative expenses	(857)	(942)	(1,061)	(1,187)	(1,182)	(1,104)
Personnel	(473)	(523)	(593)	(663)	(665)	(632)
Other general administrative expenses	(384)	(418)	(467)	(523)	(517)	(472)
Depreciation and amortisation	(90)	(104)	(117)	(119)	(132)	(129)
Net operating income	1,434	1,657	1,873	1,882	2,403	2,269
Net loan-loss provisions	(720)	(753)	(951)	(953)	(910)	(852)
Other income	(177)	(193)	(134)	(193)	(358)	(349)
Underlying profit before taxes	536	711	788	736	1,135	1,068
Tax on profit	(137)	(231)	(244)	(161)	(422)	(379)
Underlying profit from continuing operations	399	481	544	575	713	689
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	399	481	544	575	713	689
Minority interests	41	51	56	65	79	79
Underlying attributable profit to the Group	359	429	488	510	634	610
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	359	429	488	510	634	610

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	60,470	68,034	68,140	75,474	76,522	69,312
Cash, central banks and credit institutions	31,449	40,881	41,323	41,352	40,441	37,808
Debt securities	33,845	36,624	34,717	42,513	42,078	40,094
o/w: available for sale	15,761	17,243	17,324	16,275	18,401	22,078
Other financial assets	4,308	7,945	6,958	8,486	9,106	5,752
Other assets	12,042	12,589	12,787	13,677	13,603	12,557
Total assets	142,114	166,074	163,925	181,502	181,749	165,523
Customer deposits	59,737	68,672	68,970	72,478	75,858	71,642
Central banks and credit institutions	21,478	22,141	20,658	27,226	25,841	24,761
Debt securities issued	26,468	31,200	29,685	31,679	29,075	23,545
Other financial liabilities	14,777	20,628	20,431	24,974	24,921	21,367
Other liabilities	5,928	7,046	7,274	7,561	7,836	7,392
Total liabilities	128,389	149,688	147,018	163,917	163,530	148,706
Total equity	13,725	16,386	16,907	17,584	18,218	16,817
Other managed and marketed customer funds	48,621	55,908	56,698	59,631	63,852	58,610
Mutual funds	45,689	52,385	52,955	55,733	59,638	54,716
Pension funds	—	—	—	—	—	—
Managed portfolios	2,932	3,522	3,743	3,898	4,214	3,894
Pro memoria:
Gross customer loans w/o repos	63,875	72,096	72,376	80,306	81,184	73,368
Funds (customer deposits w/o repos + mutual funds)	80,383	91,507	93,350	99,771	104,309	102,676
Other information
NPL ratio	5.93	6.11	6.12	5.90	5.36	5.36
Coverage ratio	83.7	85.3	89.3	93.1	98.1	95.5
Cost of credit	4.63	4.71	4.87	4.89	4.84	4.79

Brazil

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	5,025	4,400	625	14.2
Net fee income	1,843	1,531	312	20.4
Gains (losses) on financial transactions	324	119	205	172.2
Other operating income	28	44	(16)	(36.8)
Gross income	7,219	6,093	1,126	18.5
Operating expenses	(2,547)	(2,388)	(159)	6.6
General administrative expenses	(2,286)	(2,156)	(130)	6.0
Personnel	(1,297)	(1,194)	(103)	8.7
Other general administrative expenses	(989)	(962)	(27)	2.8
Depreciation and amortisation	(261)	(232)	(28)	12.2
Net operating income	4,672	3,705	968	26.1
Net loan-loss provisions	(1,762)	(1,765)	4	(0.2)
Other income	(707)	(444)	(263)	59.4
Underlying profit before taxes	2,203	1,496	708	47.3
Tax on profit	(801)	(441)	(361)	81.8
Underlying profit from continuing operations	1,402	1,055	347	32.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,402	1,055	347	32.9
Minority interests	158	110	48	43.5
Underlying attributable profit to the Group	1,244	944	299	31.7
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,244	944	299	31.7

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	69,312	64,955	4,357	6.7
Cash, central banks and credit institutions	37,808	39,031	(1,223)	(3.1)
Debt securities	40,094	34,966	5,128	14.7
o/w: available for sale	22,078	16,463	5,615	34.1
Other financial assets	5,752	7,585	(1,833)	(24.2)
Other assets	12,557	12,020	538	4.5
Total assets	165,523	158,556	6,967	4.4
Customer deposits	71,642	65,564	6,078	9.3
Central banks and credit institutions	24,761	21,139	3,622	17.1
Debt securities issued	23,545	29,788	(6,243)	(21.0)
Other financial liabilities	21,367	19,695	1,672	8.5
Other liabilities	7,392	6,727	665	9.9
Total liabilities	148,706	142,912	5,794	4.1
Total equity	16,817	15,644	1,172	7.5
Other managed and marketed customer funds	58,610	53,377	5,233	9.8
Mutual funds	54,716	50,014	4,702	9.4
Pension funds	—	—	—	—
Managed portfolios	3,894	3,363	531	15.8
Pro memoria:
Gross customer loans w/o repos	73,368	68,833	4,535	6.6
Funds (customer deposits w/o repos + mutual funds)	102,676	87,365	15,311	17.5

Brazil

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	2,241	2,159	2,235	2,354	2,456	2,569
Net fee income	716	815	821	926	909	934
Gains (losses) on financial transactions	3	116	170	(24)	240	84
Other operating income	16	27	(5)	51	15	13
Gross income	2,977	3,117	3,221	3,307	3,620	3,599
Operating expenses	(1,184)	(1,204)	(1,242)	(1,359)	(1,280)	(1,267)
General administrative expenses	(1,072)	(1,085)	(1,118)	(1,237)	(1,151)	(1,135)
Personnel	(591)	(603)	(626)	(691)	(648)	(650)
Other general administrative expenses	(481)	(482)	(492)	(545)	(504)	(485)
Depreciation and amortisation	(112)	(120)	(123)	(123)	(128)	(132)
Net operating income	1,793	1,912	1,979	1,948	2,340	2,332
Net loan-loss provisions	(900)	(865)	(1,011)	(989)	(886)	(875)
Other income	(222)	(222)	(133)	(200)	(349)	(358)
Underlying profit before taxes	671	825	835	759	1,105	1,098
Tax on profit	(171)	(270)	(259)	(161)	(411)	(391)
Underlying profit from continuing operations	499	555	576	598	694	708
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	499	555	576	598	694	708
Minority interests	51	59	60	68	77	81
Underlying attributable profit to the Group	448	496	516	530	617	626
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	448	496	516	530	617	626

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	66,218	64,955	65,621	68,860	68,788	69,312
Cash, central banks and credit institutions	34,438	39,031	39,796	37,728	36,353	37,808
Debt securities	37,062	34,966	33,433	38,788	37,826	40,094
o/w: available for sale	17,259	16,463	16,684	14,849	16,541	22,078
Other financial assets	4,717	7,585	6,700	7,742	8,185	5,752
Other assets	13,187	12,020	12,314	12,478	12,228	12,557
Total assets	155,622	158,556	157,865	165,596	163,380	165,523
Customer deposits	65,415	65,564	66,420	66,126	68,191	71,642
Central banks and credit institutions	23,520	21,139	19,894	24,840	23,229	24,761
Debt securities issued	28,984	29,788	28,588	28,903	26,136	23,545
Other financial liabilities	16,182	19,695	19,675	22,785	22,402	21,367
Other liabilities	6,492	6,727	7,005	6,898	7,044	7,392
Total liabilities	140,593	142,912	141,583	149,553	147,003	148,706
Total equity	15,029	15,644	16,282	16,043	16,377	16,817
Other managed and marketed customer funds	53,242	53,377	54,602	54,405	57,399	58,610
Mutual funds	50,032	50,014	50,997	50,849	53,611	54,716
Pension funds	—	—	—	—	—	—
Managed portfolios	3,211	3,363	3,605	3,557	3,788	3,894
Pro memoria:
Gross customer loans w/o repos	69,947	68,833	69,701	73,268	72,979	73,368
Funds (customer deposits w/o repos + mutual funds)	88,023	87,365	89,899	91,028	93,767	102,676

Brazil

R$ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	17,265	15,118	2,147	14.2
Net fee income	6,332	5,259	1,073	20.4
Gains (losses) on financial transactions	1,113	409	704	172.2
Other operating income	95	150	(55)	(36.8)
Gross income	24,805	20,936	3,869	18.5
Operating expenses	(8,752)	(8,207)	(545)	6.6
General administrative expenses	(7,856)	(7,409)	(447)	6.0
Personnel	(4,458)	(4,102)	(355)	8.7
Other general administrative expenses	(3,398)	(3,306)	(92)	2.8
Depreciation and amortisation	(896)	(798)	(98)	12.2
Net operating income	16,053	12,729	3,324	26.1
Net loan-loss provisions	(6,053)	(6,066)	13	(0.2)
Other income	(2,430)	(1,524)	(905)	59.4
Underlying profit before taxes	7,571	5,139	2,432	47.3
Tax on profit	(2,754)	(1,515)	(1,239)	81.8
Underlying profit from continuing operations	4,817	3,624	1,193	32.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	4,817	3,624	1,193	32.9
Minority interests	544	379	165	43.5
Underlying attributable profit to the Group	4,273	3,245	1,028	31.7
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	4,273	3,245	1,028	31.7

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	260,613	244,229	16,383	6.7
Cash, central banks and credit institutions	142,159	146,756	(4,597)	(3.1)
Debt securities	150,753	131,473	19,280	14.7
o/w: available for sale	83,012	61,900	21,113	34.1
Other financial assets	21,627	28,520	(6,894)	(24.2)
Other assets	47,215	45,194	2,021	4.5
Total assets	622,366	596,171	26,194	4.4
Customer deposits	269,373	246,520	22,854	9.3
Central banks and credit institutions	93,102	79,483	13,619	17.1
Debt securities issued	88,528	112,002	(23,474)	(21.0)
Other financial liabilities	80,339	74,052	6,287	8.5
Other liabilities	27,792	25,292	2,500	9.9
Total liabilities	559,135	537,348	21,786	4.1
Total equity	63,231	58,823	4,408	7.5
Other managed and marketed customer funds	220,373	200,697	19,677	9.8
Mutual funds	205,731	188,052	17,679	9.4
Pension funds	—	—	—	—
Managed portfolios	14,642	12,645	1,998	15.8
Pro memoria:
Gross customer loans w/o repos	275,865	258,811	17,053	6.6
Funds (customer deposits w/o repos + mutual funds)	386,062	328,491	57,571	17.5

Brazil

R$ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	7,701	7,417	7,679	8,088	8,437	8,828
Net fee income	2,460	2,799	2,821	3,183	3,124	3,208
Gains (losses) on financial transactions	11	398	584	(81)	825	288
Other operating income	56	94	(16)	174	52	43
Gross income	10,227	10,708	11,067	11,364	12,438	12,367
Operating expenses	(4,068)	(4,138)	(4,266)	(4,671)	(4,397)	(4,355)
General administrative expenses	(3,682)	(3,727)	(3,843)	(4,249)	(3,956)	(3,900)
Personnel	(2,030)	(2,072)	(2,152)	(2,376)	(2,225)	(2,233)
Other general administrative expenses	(1,651)	(1,655)	(1,691)	(1,873)	(1,731)	(1,667)
Depreciation and amortisation	(387)	(411)	(423)	(422)	(441)	(454)
Net operating income	6,159	6,570	6,801	6,693	8,041	8,013
Net loan-loss provisions	(3,093)	(2,972)	(3,473)	(3,398)	(3,045)	(3,008)
Other income	(762)	(763)	(457)	(686)	(1,198)	(1,231)
Underlying profit before taxes	2,304	2,835	2,870	2,609	3,798	3,773
Tax on profit	(589)	(926)	(891)	(554)	(1,412)	(1,342)
Underlying profit from continuing operations	1,716	1,908	1,979	2,055	2,386	2,431
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	1,716	1,908	1,979	2,055	2,386	2,431
Minority interests	175	204	205	234	265	279
Underlying attributable profit to the Group	1,540	1,704	1,774	1,821	2,121	2,152
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	1,540	1,704	1,774	1,821	2,121	2,152

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	248,979	244,229	246,736	258,914	258,643	260,613
Cash, central banks and credit institutions	129,488	146,756	149,631	141,858	136,689	142,159
Debt securities	139,351	131,473	125,708	145,841	142,225	150,753
o/w: available for sale	64,895	61,900	62,731	55,832	62,195	83,012
Other financial assets	17,736	28,520	25,193	29,110	30,777	21,627
Other assets	49,584	45,194	46,302	46,918	45,977	47,215
Total assets	585,139	596,171	593,572	622,641	614,310	622,366
Customer deposits	245,962	246,520	249,741	248,635	256,399	269,373
Central banks and credit institutions	88,435	79,483	74,803	93,399	87,342	93,102
Debt securities issued	108,979	112,002	107,490	108,674	98,272	88,528
Other financial liabilities	60,843	74,052	73,979	85,672	84,232	80,339
Other liabilities	24,410	25,292	26,338	25,938	26,487	27,792
Total liabilities	528,629	537,348	532,351	562,318	552,733	559,135
Total equity	56,509	58,823	61,221	60,323	61,577	63,231
Other managed and marketed customer funds	200,192	200,697	205,304	204,565	215,821	220,373
Mutual funds	188,119	188,052	191,749	191,192	201,577	205,731
Pension funds	—	—	—	—	—	—
Managed portfolios	12,072	12,645	13,555	13,373	14,244	14,642
Pro memoria:
Gross customer loans w/o repos	262,999	258,811	262,075	275,488	274,402	275,865
Funds (customer deposits w/o repos + mutual funds)	330,968	328,491	338,021	342,265	352,564	386,062

Mexico

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	1,287	1,173	114	9.7
Net fee income	373	363	10	2.9
Gains (losses) on financial transactions	87	57	29	51.4
Other operating income	(9)	(15)	6	(39.6)
Gross income	1,738	1,578	160	10.1
Operating expenses	(680)	(639)	(41)	6.4
General administrative expenses	(619)	(581)	(37)	6.4
Personnel	(312)	(311)	(1)	0.3
Other general administrative expenses	(306)	(270)	(36)	13.5
Depreciation and amortisation	(62)	(58)	(4)	6.3
Net operating income	1,058	939	119	12.7
Net loan-loss provisions	(479)	(435)	(44)	10.1
Other income	(11)	(18)	7	(40.3)
Underlying profit before taxes	568	486	82	16.9
Tax on profit	(120)	(107)	(13)	12.2
Underlying profit from continuing operations	448	379	69	18.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	448	379	69	18.2
Minority interests	98	91	8	8.4
Underlying attributable profit to the Group	350	289	61	21.3
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	350	289	61	21.3

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	28,913	28,215	698	2.5
Cash, central banks and credit institutions	12,436	11,493	942	8.2
Debt securities	13,889	15,801	(1,913)	(12.1)
o/w: available for sale	7,391	6,734	658	9.8
Other financial assets	6,099	6,739	(640)	(9.5)
Other assets	2,935	2,379	556	23.4
Total assets	64,270	64,628	(358)	(0.6)
Customer deposits	32,650	27,497	5,153	18.7
Central banks and credit institutions	11,612	10,159	1,453	14.3
Debt securities issued	4,994	5,410	(416)	(7.7)
Other financial liabilities	7,832	14,195	(6,362)	(44.8)
Other liabilities	1,860	1,707	154	9.0
Total liabilities	58,949	58,967	(18)	(0.0)
Total equity	5,321	5,661	(340)	(6.0)
Other managed and marketed customer funds	10,607	11,359	(752)	(6.6)
Mutual funds	10,607	11,359	(752)	(6.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	29,573	28,790	783	2.7
Funds (customer deposits w/o repos + mutual funds)	39,730	36,939	2,791	7.6
Ratios (%) and other data
Underlying RoTE	19.61	13.61	5.99 p.
Efficiency ratio (with amortisations)	39.1	40.5	(1.37 p. )
NPL ratio	2.58	3.01	(0.43 p. )
Coverage ratio	113.8	102.3	11.50 p.
Number of employees	17,886	17,703	183	1.0
Number of branches	1,400	1,389	11	0.8

Mexico

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	594	579	598	615	624	663
Net fee income	173	190	169	179	180	193
Gains (losses) on financial transactions	34	23	38	54	33	53
Other operating income	(9)	(5)	(9)	(19)	(13)	4
Gross income	792	786	796	828	824	914
Operating expenses	(322)	(317)	(311)	(325)	(319)	(361)
General administrative expenses	(293)	(289)	(287)	(300)	(291)	(328)
Personnel	(152)	(159)	(139)	(156)	(150)	(163)
Other general administrative expenses	(140)	(130)	(148)	(144)	(141)	(165)
Depreciation and amortisation	(29)	(29)	(24)	(25)	(29)	(33)
Net operating income	470	469	486	503	505	553
Net loan-loss provisions	(221)	(214)	(194)	(203)	(233)	(246)
Other income	(6)	(11)	(5)	(8)	(4)	(6)
Underlying profit before taxes	243	244	288	293	267	301
Tax on profit	(55)	(52)	(65)	(75)	(56)	(64)
Underlying profit from continuing operations	187	192	223	217	211	238
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	187	192	223	217	211	238
Minority interests	45	46	51	49	47	51
Underlying attributable profit to the Group	143	146	172	169	163	187
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	143	146	172	169	163	187

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	28,702	28,215	27,757	27,315	29,316	28,913
Cash, central banks and credit institutions	10,883	11,493	11,432	13,362	14,760	12,436
Debt securities	16,945	15,801	13,064	14,124	16,200	13,889
o/w: available for sale	5,627	6,734	6,590	7,088	6,978	7,391
Other financial assets	6,502	6,739	6,923	7,722	6,575	6,099
Other assets	2,604	2,379	2,477	2,590	2,958	2,935
Total assets	65,636	64,628	61,653	65,112	69,809	64,270
Customer deposits	28,214	27,497	25,982	28,910	33,971	32,650
Central banks and credit institutions	11,516	10,159	9,820	11,269	13,283	11,612
Debt securities issued	5,452	5,410	5,229	5,393	5,429	4,994
Other financial liabilities	12,606	14,195	13,216	12,648	9,785	7,832
Other liabilities	1,697	1,707	1,941	2,037	1,842	1,860
Total liabilities	59,485	58,967	56,188	60,257	64,311	58,949
Total equity	6,151	5,661	5,465	4,855	5,498	5,321
Other managed and marketed customer funds	11,628	11,359	10,937	10,242	10,905	10,607
Mutual funds	11,628	11,359	10,937	10,242	10,905	10,607
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	28,760	28,790	28,490	28,017	29,996	29,573
Funds (customer deposits w/o repos + mutual funds)	37,245	36,939	34,804	36,438	39,155	39,730
Other information
NPL ratio	3.06	3.01	2.95	2.76	2.77	2.58
Coverage ratio	97.5	102.3	101.9	103.8	104.8	113.8
Cost of credit	2.95	2.96	2.86	2.86	2.94	3.01

Mexico

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	1,287	1,126	161	14.3
Net fee income	373	348	25	7.2
Gains (losses) on financial transactions	87	55	32	57.8
Other operating income	(9)	(14)	5	(37.1)
Gross income	1,738	1,515	223	14.7
Operating expenses	(680)	(614)	(67)	10.9
General administrative expenses	(619)	(558)	(61)	10.9
Personnel	(312)	(299)	(13)	4.5
Other general administrative expenses	(306)	(259)	(47)	18.2
Depreciation and amortisation	(62)	(56)	(6)	10.8
Net operating income	1,058	901	157	17.4
Net loan-loss provisions	(479)	(417)	(61)	14.7
Other income	(11)	(17)	6	(37.8)
Underlying profit before taxes	568	467	102	21.8
Tax on profit	(120)	(103)	(17)	16.9
Underlying profit from continuing operations	448	364	84	23.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	448	364	84	23.2
Minority interests	98	87	11	12.9
Underlying attributable profit to the Group	350	277	73	26.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	350	277	73	26.4

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	28,913	28,285	628	2.2
Cash, central banks and credit institutions	12,436	11,522	914	7.9
Debt securities	13,889	15,840	(1,952)	(12.3)
o/w: available for sale	7,391	6,750	641	9.5
Other financial assets	6,099	6,756	(657)	(9.7)
Other assets	2,935	2,385	550	23.1
Total assets	64,270	64,787	(517)	(0.8)
Customer deposits	32,650	27,565	5,085	18.4
Central banks and credit institutions	11,612	10,184	1,428	14.0
Debt securities issued	4,994	5,423	(429)	(7.9)
Other financial liabilities	7,832	14,230	(6,397)	(45.0)
Other liabilities	1,860	1,711	149	8.7
Total liabilities	58,949	59,113	(163)	(0.3)
Total equity	5,321	5,675	(354)	(6.2)
Other managed and marketed customer funds	10,607	11,387	(780)	(6.9)
Mutual funds	10,607	11,387	(780)	(6.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	29,573	28,861	712	2.5
Funds (customer deposits w/o repos + mutual funds)	39,730	37,030	2,700	7.3

Mexico

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	562	563	595	624	641	645
Net fee income	164	184	169	182	185	188
Gains (losses) on financial transactions	32	23	38	54	34	52
Other operating income	(9)	(5)	(9)	(19)	(14)	5
Gross income	750	765	793	840	847	891
Operating expenses	(305)	(309)	(309)	(330)	(328)	(352)
General administrative expenses	(277)	(281)	(286)	(305)	(299)	(320)
Personnel	(144)	(155)	(138)	(159)	(154)	(158)
Other general administrative expenses	(133)	(126)	(147)	(146)	(145)	(161)
Depreciation and amortisation	(28)	(28)	(24)	(25)	(30)	(32)
Net operating income	445	456	483	511	519	539
Net loan-loss provisions	(210)	(208)	(193)	(207)	(240)	(239)
Other income	(6)	(11)	(5)	(8)	(4)	(6)
Underlying profit before taxes	230	237	285	297	275	294
Tax on profit	(52)	(50)	(64)	(76)	(58)	(62)
Underlying profit from continuing operations	177	187	221	220	217	232
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	177	187	221	220	217	232
Minority interests	42	45	51	50	49	49
Underlying attributable profit to the Group	135	142	170	171	168	182
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	135	142	170	171	168	182

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	27,317	28,285	29,314	28,892	28,510	28,913
Cash, central banks and credit institutions	10,358	11,522	12,073	14,133	14,354	12,436
Debt securities	16,127	15,840	13,797	14,939	15,754	13,889
o/w: available for sale	5,355	6,750	6,960	7,497	6,786	7,391
Other financial assets	6,188	6,756	7,312	8,167	6,394	6,099
Other assets	2,478	2,385	2,616	2,739	2,876	2,935
Total assets	62,468	64,787	65,112	68,870	67,888	64,270
Customer deposits	26,852	27,565	27,440	30,579	33,036	32,650
Central banks and credit institutions	10,960	10,184	10,371	11,919	12,918	11,612
Debt securities issued	5,189	5,423	5,522	5,704	5,280	4,994
Other financial liabilities	11,998	14,230	13,958	13,378	9,516	7,832
Other liabilities	1,615	1,711	2,050	2,154	1,792	1,860
Total liabilities	56,614	59,113	59,341	63,735	62,541	58,949
Total equity	5,854	5,675	5,772	5,135	5,346	5,321
Other managed and marketed customer funds	11,067	11,387	11,550	10,833	10,605	10,607
Mutual funds	11,067	11,387	11,550	10,833	10,605	10,607
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	27,372	28,861	30,088	29,633	29,171	29,573
Funds (customer deposits w/o repos + mutual funds)	35,447	37,030	36,757	38,541	38,078	39,730

Mexico

Million pesos

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	27,015	23,631	3,384	14.3
Net fee income	7,837	7,311	526	7.2
Gains (losses) on financial transactions	1,819	1,153	666	57.8
Other operating income	(186)	(296)	110	(37.1)
Gross income	36,486	31,800	4,686	14.7
Operating expenses	(14,280)	(12,881)	(1,399)	10.9
General administrative expenses	(12,986)	(11,713)	(1,273)	10.9
Personnel	(6,557)	(6,275)	(282)	4.5
Other general administrative expenses	(6,428)	(5,437)	(991)	18.2
Depreciation and amortisation	(1,294)	(1,168)	(126)	10.8
Net operating income	22,206	18,919	3,287	17.4
Net loan-loss provisions	(10,051)	(8,763)	(1,288)	14.7
Other income	(221)	(356)	135	(37.8)
Underlying profit before taxes	11,934	9,800	2,134	21.8
Tax on profit	(2,521)	(2,157)	(364)	16.9
Underlying profit from continuing operations	9,413	7,643	1,770	23.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	9,413	7,643	1,770	23.2
Minority interests	2,061	1,825	236	12.9
Underlying attributable profit to the Group	7,352	5,818	1,535	26.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	7,352	5,818	1,535	26.4

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	595,132	582,206	12,926	2.2
Cash, central banks and credit institutions	255,971	237,163	18,808	7.9
Debt securities	285,881	326,059	(40,178)	(12.3)
o/w: available for sale	152,142	138,950	13,193	9.5
Other financial assets	125,538	139,064	(13,526)	(9.7)
Other assets	60,411	49,086	11,325	23.1
Total assets	1,322,934	1,333,578	(10,644)	(0.8)
Customer deposits	672,072	567,398	104,674	18.4
Central banks and credit institutions	239,027	209,625	29,402	14.0
Debt securities issued	102,794	111,627	(8,833)	(7.9)
Other financial liabilities	161,223	292,904	(131,681)	(45.0)
Other liabilities	38,292	35,217	3,074	8.7
Total liabilities	1,213,408	1,216,771	(3,363)	(0.3)
Total equity	109,526	116,807	(7,281)	(6.2)
Other managed and marketed customer funds	218,326	234,392	(16,066)	(6.9)
Mutual funds	218,326	234,392	(16,066)	(6.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	608,729	594,067	14,662	2.5
Funds (customer deposits w/o repos + mutual funds)	817,798	762,226	55,572	7.3

Mexico

Million pesos

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	11,808	11,823	12,488	13,099	13,465	13,550
Net fee income	3,445	3,867	3,540	3,823	3,883	3,954
Gains (losses) on financial transactions	679	474	799	1,127	718	1,102
Other operating income	(186)	(110)	(180)	(404)	(286)	100
Gross income	15,745	16,054	16,647	17,645	17,779	18,706
Operating expenses	(6,402)	(6,479)	(6,497)	(6,922)	(6,894)	(7,386)
General administrative expenses	(5,817)	(5,896)	(6,001)	(6,395)	(6,271)	(6,715)
Personnel	(3,030)	(3,246)	(2,905)	(3,329)	(3,233)	(3,325)
Other general administrative expenses	(2,787)	(2,650)	(3,096)	(3,065)	(3,038)	(3,390)
Depreciation and amortisation	(586)	(583)	(496)	(527)	(623)	(671)
Net operating income	9,343	9,576	10,151	10,723	10,886	11,320
Net loan-loss provisions	(4,399)	(4,364)	(4,062)	(4,337)	(5,032)	(5,019)
Other income	(123)	(233)	(98)	(161)	(90)	(131)
Underlying profit before taxes	4,821	4,979	5,990	6,225	5,764	6,170
Tax on profit	(1,097)	(1,060)	(1,346)	(1,596)	(1,217)	(1,305)
Underlying profit from continuing operations	3,724	3,919	4,643	4,629	4,548	4,865
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	3,724	3,919	4,643	4,629	4,548	4,865
Minority interests	886	939	1,067	1,040	1,025	1,036
Underlying attributable profit to the Group	2,839	2,979	3,577	3,589	3,523	3,829
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	2,839	2,979	3,577	3,589	3,523	3,829

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	562,286	582,206	603,403	594,704	586,841	595,132
Cash, central banks and credit institutions	213,208	237,163	248,519	290,915	295,456	255,971
Debt securities	331,959	326,059	283,998	307,500	324,275	285,881
o/w: available for sale	110,231	138,950	143,262	154,318	139,676	152,142
Other financial assets	127,371	139,064	150,504	168,114	131,618	125,538
Other assets	51,004	49,086	53,837	56,382	59,203	60,411
Total assets	1,285,828	1,333,578	1,340,261	1,417,615	1,397,394	1,322,934
Customer deposits	552,715	567,398	564,813	629,430	680,013	672,072
Central banks and credit institutions	225,602	209,625	213,469	245,346	265,900	239,027
Debt securities issued	106,804	111,627	113,669	117,418	108,677	102,794
Other financial liabilities	246,965	292,904	287,306	275,371	195,878	161,223
Other liabilities	33,251	35,217	42,204	44,344	36,878	38,292
Total liabilities	1,165,337	1,216,771	1,221,461	1,311,908	1,287,346	1,213,408
Total equity	120,491	116,807	118,800	105,707	110,047	109,526
Other managed and marketed customer funds	227,797	234,392	237,753	222,986	218,284	218,326
Mutual funds	227,797	234,392	237,753	222,986	218,284	218,326
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	563,420	594,067	619,334	609,973	600,451	608,729
Funds (customer deposits w/o repos + mutual funds)	729,637	762,226	756,611	793,325	783,787	817,798

Chile

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	974	870	104	11.9
Net fee income	207	172	34	19.9
Gains (losses) on financial transactions	103	90	13	14.1
Other operating income	5	0	5	—
Gross income	1,288	1,133	156	13.7
Operating expenses	(524)	(472)	(52)	10.9
General administrative expenses	(472)	(431)	(41)	9.4
Personnel	(287)	(267)	(20)	7.5
Other general administrative expenses	(185)	(164)	(21)	12.6
Depreciation and amortisation	(52)	(41)	(11)	26.9
Net operating income	765	661	104	15.7
Net loan-loss provisions	(244)	(237)	(8)	3.3
Other income	9	1	8	811.4
Underlying profit before taxes	529	425	104	24.5
Tax on profit	(97)	(71)	(26)	36.7
Underlying profit from continuing operations	432	354	78	22.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	432	354	78	22.0
Minority interests	135	106	29	27.4
Underlying attributable profit to the Group	297	248	49	19.7
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	297	248	49	19.7

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	35,314	35,322	(9)	(0.0)
Cash, central banks and credit institutions	3,960	6,290	(2,330)	(37.0)
Debt securities	3,785	3,767	17	0.5
o/w: available for sale	2,862	3,241	(379)	(11.7)
Other financial assets	2,202	2,722	(520)	(19.1)
Other assets	1,783	1,939	(156)	(8.0)
Total assets	47,043	50,041	(2,998)	(6.0)
Customer deposits	25,254	25,636	(382)	(1.5)
Central banks and credit institutions	4,952	7,305	(2,352)	(32.2)
Debt securities issued	8,685	8,419	267	3.2
Other financial liabilities	2,660	3,299	(639)	(19.4)
Other liabilities	980	1,112	(132)	(11.8)
Total liabilities	42,532	45,771	(3,239)	(7.1)
Total equity	4,511	4,270	241	5.6
Other managed and marketed customer funds	10,111	8,044	2,067	25.7
Mutual funds	7,597	5,603	1,993	35.6
Pension funds	—	—	—	—
Managed portfolios	2,514	2,441	73	3.0
Pro memoria:
Gross customer loans w/o repos	36,359	36,337	22	0.1
Funds (customer deposits w/o repos + mutual funds)	32,677	31,207	1,470	4.7
Ratios (%) and other data
Underlying RoTE	17.95	17.19	0.76 p.
Efficiency ratio (with amortisations)	40.7	41.7	(1.03 p. )
NPL ratio	5.00	5.28	(0.28 p. )
Coverage ratio	58.2	55.5	2.70 p.
Number of employees	11,694	12,307	(613)	(5.0)
Number of branches	407	469	(62)	(13.2)

Chile

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	421	449	472	521	485	489
Net fee income	88	85	89	91	107	100
Gains (losses) on financial transactions	48	42	53	63	49	54
Other operating income	(0)	1	2	(3)	4	0
Gross income	556	577	616	672	645	644
Operating expenses	(235)	(237)	(249)	(265)	(264)	(260)
General administrative expenses	(216)	(216)	(225)	(238)	(238)	(234)
Personnel	(128)	(139)	(142)	(148)	(140)	(147)
Other general administrative expenses	(88)	(76)	(83)	(90)	(98)	(87)
Depreciation and amortisation	(19)	(21)	(23)	(27)	(26)	(26)
Net operating income	321	339	368	407	381	383
Net loan-loss provisions	(109)	(127)	(146)	(131)	(122)	(122)
Other income	1	(1)	6	(35)	2	7
Underlying profit before taxes	213	211	228	241	261	267
Tax on profit	(40)	(31)	(42)	(46)	(47)	(50)
Underlying profit from continuing operations	173	181	187	195	214	218
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	173	181	187	195	214	218
Minority interests	52	55	58	58	67	68
Underlying attributable profit to the Group	122	126	129	137	147	149
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	122	126	129	137	147	149

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	33,350	35,322	35,883	37,662	38,137	35,314
Cash, central banks and credit institutions	5,299	6,290	5,327	5,955	5,755	3,960
Debt securities	3,721	3,767	4,197	5,348	4,494	3,785
o/w: available for sale	3,517	3,241	3,869	4,787	3,951	2,862
Other financial assets	2,620	2,722	2,580	2,474	2,501	2,202
Other assets	1,898	1,939	1,952	2,065	2,067	1,783
Total assets	46,888	50,041	49,939	53,505	52,954	47,043
Customer deposits	24,679	25,636	25,460	27,317	26,340	25,254
Central banks and credit institutions	6,287	7,305	6,783	7,172	6,678	4,952
Debt securities issued	7,282	8,419	9,165	10,174	10,258	8,685
Other financial liabilities	3,032	3,299	2,939	2,794	3,384	2,660
Other liabilities	1,159	1,112	1,107	1,226	1,218	980
Total liabilities	42,438	45,771	45,453	48,683	47,877	42,532
Total equity	4,450	4,270	4,486	4,822	5,077	4,511
Other managed and marketed customer funds	7,063	8,044	9,941	9,903	10,545	10,111
Mutual funds	5,079	5,603	7,449	7,321	7,974	7,597
Pension funds	—	—	—	—	—	—
Managed portfolios	1,984	2,441	2,492	2,582	2,571	2,514
Pro memoria:
Gross customer loans w/o repos	34,320	36,337	36,945	38,800	39,259	36,359
Funds (customer deposits w/o repos + mutual funds)	29,702	31,207	32,850	34,559	34,262	32,677
Other information
NPL ratio	5.45	5.28	5.12	5.05	4.93	5.00
Coverage ratio	54.6	55.5	58.1	59.1	58.9	58.2
Cost of credit	1.58	1.59	1.55	1.43	1.42	1.37

Chile

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	974	937	37	3.9
Net fee income	207	186	21	11.4
Gains (losses) on financial transactions	103	97	6	5.9
Other operating income	5	0	5	—
Gross income	1,288	1,220	68	5.6
Operating expenses	(524)	(509)	(15)	3.0
General administrative expenses	(472)	(465)	(7)	1.6
Personnel	(287)	(288)	1	(0.2)
Other general administrative expenses	(185)	(177)	(8)	4.5
Depreciation and amortisation	(52)	(44)	(8)	17.8
Net operating income	765	711	53	7.5
Net loan-loss provisions	(244)	(255)	10	(4.1)
Other income	9	1	8	746.3
Underlying profit before taxes	529	457	71	15.6
Tax on profit	(97)	(76)	(21)	27.0
Underlying profit from continuing operations	432	381	51	13.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	432	381	51	13.3
Minority interests	135	114	21	18.3
Underlying attributable profit to the Group	297	267	30	11.2
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	297	267	30	11.2

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	35,314	34,354	960	2.8
Cash, central banks and credit institutions	3,960	6,117	(2,158)	(35.3)
Debt securities	3,785	3,664	120	3.3
o/w: available for sale	2,862	3,153	(290)	(9.2)
Other financial assets	2,202	2,648	(446)	(16.8)
Other assets	1,783	1,886	(103)	(5.4)
Total assets	47,043	48,669	(1,626)	(3.3)
Customer deposits	25,254	24,933	320	1.3
Central banks and credit institutions	4,952	7,105	(2,152)	(30.3)
Debt securities issued	8,685	8,188	497	6.1
Other financial liabilities	2,660	3,209	(548)	(17.1)
Other liabilities	980	1,081	(101)	(9.4)
Total liabilities	42,532	44,516	(1,984)	(4.5)
Total equity	4,511	4,153	358	8.6
Other managed and marketed customer funds	10,111	7,824	2,287	29.2
Mutual funds	7,597	5,450	2,147	39.4
Pension funds	—	—	—	—
Managed portfolios	2,514	2,374	140	5.9
Pro memoria:
Gross customer loans w/o repos	36,359	35,341	1,018	2.9
Funds (customer deposits w/o repos + mutual funds)	32,677	30,352	2,326	7.7

Chile

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	456	482	488	526	474	500
Net fee income	95	91	92	92	105	102
Gains (losses) on financial transactions	52	45	55	63	48	55
Other operating income	(0)	1	3	(4)	4	1
Gross income	602	618	638	678	631	658
Operating expenses	(254)	(254)	(257)	(267)	(258)	(266)
General administrative expenses	(233)	(231)	(233)	(240)	(233)	(239)
Personnel	(138)	(149)	(147)	(149)	(137)	(150)
Other general administrative expenses	(95)	(82)	(86)	(90)	(96)	(89)
Depreciation and amortisation	(21)	(23)	(24)	(27)	(25)	(27)
Net operating income	348	364	381	411	373	392
Net loan-loss provisions	(118)	(137)	(151)	(132)	(119)	(125)
Other income	2	(1)	7	(36)	2	7
Underlying profit before taxes	231	227	236	243	256	273
Tax on profit	(43)	(33)	(43)	(47)	(46)	(51)
Underlying profit from continuing operations	187	194	193	196	209	222
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	187	194	193	196	209	222
Minority interests	56	58	60	58	65	70
Underlying attributable profit to the Group	132	135	133	138	144	153
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	132	135	133	138	144	153

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	33,587	34,354	34,748	35,179	35,759	35,314
Cash, central banks and credit institutions	5,336	6,117	5,159	5,563	5,397	3,960
Debt securities	3,747	3,664	4,065	4,995	4,214	3,785
o/w: available for sale	3,542	3,153	3,747	4,471	3,704	2,862
Other financial assets	2,638	2,648	2,499	2,311	2,345	2,202
Other assets	1,912	1,886	1,890	1,929	1,938	1,783
Total assets	47,221	48,669	48,361	49,977	49,653	47,043
Customer deposits	24,854	24,933	24,655	25,516	24,698	25,254
Central banks and credit institutions	6,331	7,105	6,568	6,699	6,261	4,952
Debt securities issued	7,334	8,188	8,875	9,503	9,619	8,685
Other financial liabilities	3,053	3,209	2,846	2,610	3,173	2,660
Other liabilities	1,167	1,081	1,072	1,145	1,142	980
Total liabilities	42,740	44,516	44,017	45,473	44,893	42,532
Total equity	4,481	4,153	4,344	4,504	4,760	4,511
Other managed and marketed customer funds	7,113	7,824	9,626	9,250	9,888	10,111
Mutual funds	5,115	5,450	7,213	6,839	7,477	7,597
Pension funds	—	—	—	—	—	—
Managed portfolios	1,998	2,374	2,413	2,411	2,411	2,514
Pro memoria:
Gross customer loans w/o repos	34,564	35,341	35,777	36,241	36,812	36,359
Funds (customer deposits w/o repos + mutual funds)	29,913	30,352	31,811	32,280	32,126	32,677

Chile

Ch$ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	695,572	669,150	26,422	3.9
Net fee income	147,577	132,503	15,074	11.4
Gains (losses) on financial transactions	73,222	69,120	4,102	5.9
Other operating income	3,470	186	3,284	—
Gross income	919,840	870,959	48,882	5.6
Operating expenses	(374,016)	(363,117)	(10,899)	3.0
General administrative expenses	(336,971)	(331,681)	(5,290)	1.6
Personnel	(205,001)	(205,416)	415	(0.2)
Other general administrative expenses	(131,970)	(126,265)	(5,705)	4.5
Depreciation and amortisation	(37,045)	(31,436)	(5,609)	17.8
Net operating income	545,824	507,842	37,983	7.5
Net loan-loss provisions	(174,491)	(181,972)	7,482	(4.1)
Other income	6,188	731	5,457	746.3
Underlying profit before taxes	377,521	326,600	50,921	15.6
Tax on profit	(69,303)	(54,575)	(14,728)	27.0
Underlying profit from continuing operations	308,218	272,025	36,193	13.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	308,218	272,025	36,193	13.3
Minority interests	96,519	81,613	14,906	18.3
Underlying attributable profit to the Group	211,699	190,412	21,287	11.2
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	211,699	190,412	21,287	11.2

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	26,752,278	26,025,341	726,936	2.8
Cash, central banks and credit institutions	2,999,666	4,634,225	(1,634,559)	(35.3)
Debt securities	2,867,009	2,775,866	91,143	3.3
o/w: available for sale	2,168,245	2,388,312	(220,068)	(9.2)
Other financial assets	1,668,313	2,005,901	(337,589)	(16.8)
Other assets	1,350,601	1,428,450	(77,849)	(5.4)
Total assets	35,637,866	36,869,784	(1,231,917)	(3.3)
Customer deposits	19,131,139	18,888,392	242,748	1.3
Central banks and credit institutions	3,751,737	5,382,135	(1,630,398)	(30.3)
Debt securities issued	6,579,784	6,203,020	376,763	6.1
Other financial liabilities	2,015,387	2,430,858	(415,471)	(17.1)
Other liabilities	742,621	819,257	(76,637)	(9.4)
Total liabilities	32,220,668	33,723,662	(1,502,994)	(4.5)
Total equity	3,417,198	3,146,121	271,077	8.6
Other managed and marketed customer funds	7,659,648	5,926,964	1,732,684	29.2
Mutual funds	5,754,836	4,128,341	1,626,494	39.4
Pension funds	—	—	—	—
Managed portfolios	1,904,812	1,798,623	106,189	5.9
Pro memoria:
Gross customer loans w/o repos	27,544,087	26,772,960	771,127	2.9
Funds (customer deposits w/o repos + mutual funds)	24,755,149	22,993,327	1,761,823	7.7

Chile

Ch$ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	325,329	343,821	348,660	375,384	338,397	357,175
Net fee income	67,614	64,888	65,511	65,576	74,713	72,864
Gains (losses) on financial transactions	37,034	32,085	39,412	45,272	33,923	39,298
Other operating income	(294)	480	1,831	(2,520)	3,104	367
Gross income	429,684	441,275	455,415	483,712	450,136	469,704
Operating expenses	(181,590)	(181,527)	(183,568)	(190,647)	(184,039)	(189,977)
General administrative expenses	(166,585)	(165,096)	(166,393)	(171,048)	(166,097)	(170,874)
Personnel	(98,758)	(106,658)	(105,004)	(106,459)	(97,904)	(107,097)
Other general administrative expenses	(67,827)	(58,438)	(61,389)	(64,589)	(68,193)	(63,778)
Depreciation and amortisation	(15,005)	(16,431)	(17,175)	(19,599)	(17,942)	(19,102)
Net operating income	248,094	259,748	271,847	293,065	266,097	279,727
Net loan-loss provisions	(84,383)	(97,590)	(107,930)	(93,949)	(85,110)	(89,381)
Other income	1,122	(391)	4,785	(25,975)	1,438	4,750
Underlying profit before taxes	164,833	161,767	168,702	173,141	182,425	195,096
Tax on profit	(31,008)	(23,567)	(31,005)	(33,290)	(32,967)	(36,336)
Underlying profit from continuing operations	133,824	138,200	137,697	139,851	149,458	158,760
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	133,824	138,200	137,697	139,851	149,458	158,760
Minority interests	39,853	41,760	42,527	41,620	46,662	49,857
Underlying attributable profit to the Group	93,971	96,441	95,170	98,231	102,796	108,904
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	93,971	96,441	95,170	98,231	102,796	108,904

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	25,444,315	26,025,341	26,324,073	26,650,173	27,090,035	26,752,278
Cash, central banks and credit institutions	4,042,699	4,634,225	3,908,055	4,214,140	4,088,243	2,999,666
Debt securities	2,838,770	2,775,866	3,079,143	3,784,281	3,192,349	2,867,009
o/w: available for sale	2,683,401	2,388,312	2,838,304	3,387,294	2,806,374	2,168,245
Other financial assets	1,998,612	2,005,901	1,892,773	1,750,803	1,776,298	1,668,313
Other assets	1,448,439	1,428,450	1,432,131	1,461,434	1,468,154	1,350,601
Total assets	35,772,836	36,869,784	36,636,175	37,860,830	37,615,078	35,637,866
Customer deposits	18,828,541	18,888,392	18,677,990	19,329,985	18,710,110	19,131,139
Central banks and credit institutions	4,796,453	5,382,135	4,975,999	5,074,896	4,743,311	3,751,737
Debt securities issued	5,555,623	6,203,020	6,723,315	7,199,090	7,286,791	6,579,784
Other financial liabilities	2,313,004	2,430,858	2,156,011	1,977,197	2,403,501	2,015,387
Other liabilities	884,425	819,257	811,973	867,395	865,297	742,621
Total liabilities	32,378,046	33,723,662	33,345,288	34,448,564	34,009,009	32,220,668
Total equity	3,394,789	3,146,121	3,290,887	3,412,267	3,606,069	3,417,198
Other managed and marketed customer funds	5,388,674	5,926,964	7,292,631	7,007,472	7,490,536	7,659,648
Mutual funds	3,874,931	4,128,341	5,464,596	5,180,724	5,664,324	5,754,836
Pension funds	—	—	—	—	—	—
Managed portfolios	1,513,743	1,798,623	1,828,035	1,826,748	1,826,212	1,904,812
Pro memoria:
Gross customer loans w/o repos	26,184,564	26,772,960	27,103,318	27,455,108	27,887,238	27,544,087
Funds (customer deposits w/o repos + mutual funds)	22,660,754	22,993,327	24,099,193	24,454,122	24,337,742	24,755,149

USA (Ex-Popular)

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	2,977	3,010	(33)	(1.1)
Net fee income	523	576	(53)	(9.2)
Gains (losses) on financial transactions	20	28	(8)	(28.4)
Other operating income	239	242	(3)	(1.1)
Gross income	3,759	3,856	(97)	(2.5)
Operating expenses	(1,682)	(1,551)	(131)	8.5
General administrative expenses	(1,515)	(1,400)	(116)	8.3
Personnel	(872)	(815)	(57)	7.0
Other general administrative expenses	(643)	(584)	(59)	10.0
Depreciation and amortisation	(167)	(151)	(16)	10.4
Net operating income	2,077	2,305	(228)	(9.9)
Net loan-loss provisions	(1,507)	(1,565)	58	(3.7)
Other income	(57)	(79)	22	(28.4)
Underlying profit before taxes	513	661	(148)	(22.4)
Tax on profit	(140)	(247)	107	(43.2)
Underlying profit from continuing operations	373	414	(41)	(10.0)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	373	414	(41)	(10.0)
Minority interests	129	174	(45)	(25.8)
Underlying attributable profit to the Group	244	240	3	1.5
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	244	240	3	1.5

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	76,676	83,144	(6,468)	(7.8)
Cash, central banks and credit institutions	15,552	17,625	(2,073)	(11.8)
Debt securities	17,819	18,714	(895)	(4.8)
o/w: available for sale	15,667	16,957	(1,290)	(7.6)
Other financial assets	2,757	3,146	(389)	(12.4)
Other assets	12,673	12,576	97	0.8
Total assets	125,477	135,205	(9,729)	(7.2)
Customer deposits	55,491	59,382	(3,891)	(6.6)
Central banks and credit institutions	19,476	26,738	(7,262)	(27.2)
Debt securities issued	27,188	25,933	1,255	4.8
Other financial liabilities	3,194	2,867	327	11.4
Other liabilities	4,358	4,553	(195)	(4.3)
Total liabilities	109,707	119,473	(9,767)	(8.2)
Total equity	15,770	15,732	38	0.2
Other managed and marketed customer funds	17,223	19,212	(1,990)	(10.4)
Mutual funds	8,459	6,979	1,480	21.2
Pension funds	—	—	—	—
Managed portfolios	8,764	12,233	(3,469)	(28.4)
Pro memoria:
Gross customer loans w/o repos	80,370	87,467	(7,098)	(8.1)
Funds (customer deposits w/o repos + mutual funds)	63,745	66,113	(2,367)	(3.6)
Ratios (%) and other data
Underlying RoTE	3.64	3.91	(0.27 p. )
Efficiency ratio (with amortisations)	44.8	40.2	4.53 p.
NPL ratio	2.64	2.24	0.40 p.
Coverage ratio	183.1	220.6	(37.50 p. )
Number of employees	18,008	17,871	137	0.8
Number of branches	763	774	(11)	(1.4)

USA (Ex-Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	1,548	1,462	1,456	1,451	1,489	1,488
Net fee income	283	293	268	257	273	250
Gains (losses) on financial transactions	20	8	10	(16)	(5)	25
Other operating income	116	126	133	117	122	117
Gross income	1,968	1,888	1,867	1,809	1,879	1,880
Operating expenses	(777)	(774)	(784)	(864)	(837)	(845)
General administrative expenses	(703)	(697)	(706)	(777)	(757)	(758)
Personnel	(416)	(400)	(406)	(414)	(445)	(428)
Other general administrative expenses	(287)	(297)	(299)	(363)	(312)	(330)
Depreciation and amortisation	(74)	(77)	(78)	(87)	(80)	(87)
Net operating income	1,191	1,114	1,083	946	1,042	1,035
Net loan-loss provisions	(861)	(704)	(776)	(867)	(811)	(697)
Other income	(66)	(13)	(3)	(8)	(32)	(24)
Underlying profit before taxes	264	397	304	71	199	314
Tax on profit	(103)	(143)	(91)	(17)	(61)	(79)
Underlying profit from continuing operations	160	253	213	54	138	235
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	160	253	213	54	138	235
Minority interests	79	95	72	40	43	86
Underlying attributable profit to the Group	82	159	141	14	95	149
Net capital gains and provisions*	—	—	—	(32)	—	—
Attributable profit to the Group	82	159	141	(19)	95	149

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	80,836	83,144	82,007	85,389	81,841	76,676
Cash, central banks and credit institutions	20,785	17,625	16,621	16,970	20,457	15,552
Debt securities	19,108	18,714	15,296	17,940	19,059	17,819
o/w: available for sale	17,383	16,957	13,776	15,437	16,704	15,667
Other financial assets	3,103	3,146	3,110	3,566	3,041	2,757
Other assets	12,037	12,576	12,733	13,526	13,269	12,673
Total assets	135,868	135,205	129,768	137,390	137,669	125,477
Customer deposits	59,526	59,382	60,166	64,460	63,101	55,491
Central banks and credit institutions	32,039	26,738	22,268	22,264	22,240	19,476
Debt securities issued	22,413	25,933	24,588	26,340	28,241	27,188
Other financial liabilities	2,613	2,867	2,377	2,907	3,032	3,194
Other liabilities	4,286	4,553	4,560	4,770	4,493	4,358
Total liabilities	120,877	119,473	113,959	120,740	121,108	109,707
Total equity	14,991	15,732	15,809	16,650	16,561	15,770
Other managed and marketed customer funds	18,293	19,212	19,699	18,827	18,423	17,223
Mutual funds	6,813	6,979	6,958	9,947	8,986	8,459
Pension funds	—	—	—	—	—	—
Managed portfolios	11,481	12,233	12,740	8,880	9,437	8,764
Pro memoria:
Gross customer loans w/o repos	84,897	87,467	86,042	89,638	85,906	80,370
Funds (customer deposits w/o repos + mutual funds)	65,983	66,113	66,824	74,166	71,818	63,745
Other information
NPL ratio	2.19	2.24	2.24	2.28	2.43	2.64
Coverage ratio	221.1	220.6	216.2	214.4	202.4	183.1
Cost of credit	3.85	3.77	3.80	3.68	3.63	3.65

(*).- In 4Q’16 restatement Santander Consumer USA.

USA (Ex-Popular)

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	2,977	3,103	(126)	(4.1)
Net fee income	523	594	(71)	(11.9)
Gains (losses) on financial transactions	20	29	(9)	(30.6)
Other operating income	239	249	(10)	(4.0)
Gross income	3,759	3,975	(215)	(5.4)
Operating expenses	(1,682)	(1,599)	(84)	5.2
General administrative expenses	(1,515)	(1,443)	(73)	5.0
Personnel	(872)	(840)	(32)	3.8
Other general administrative expenses	(643)	(602)	(41)	6.7
Depreciation and amortisation	(167)	(156)	(11)	7.1
Net operating income	2,077	2,376	(299)	(12.6)
Net loan-loss provisions	(1,507)	(1,613)	106	(6.6)
Other income	(57)	(82)	25	(30.5)
Underlying profit before taxes	513	681	(168)	(24.7)
Tax on profit	(140)	(255)	114	(44.9)
Underlying profit from continuing operations	373	427	(54)	(12.7)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	373	427	(54)	(12.7)
Minority interests	129	179	(50)	(28.0)
Underlying attributable profit to the Group	244	248	(4)	(1.6)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	244	248	(4)	(1.6)

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	76,676	80,886	(4,210)	(5.2)
Cash, central banks and credit institutions	15,552	17,146	(1,594)	(9.3)
Debt securities	17,819	18,205	(386)	(2.1)
o/w: available for sale	15,667	16,497	(830)	(5.0)
Other financial assets	2,757	3,060	(303)	(9.9)
Other assets	12,673	12,235	438	3.6
Total assets	125,477	131,532	(6,056)	(4.6)
Customer deposits	55,491	57,769	(2,278)	(3.9)
Central banks and credit institutions	19,476	26,012	(6,536)	(25.1)
Debt securities issued	27,188	25,229	1,960	7.8
Other financial liabilities	3,194	2,789	405	14.5
Other liabilities	4,358	4,429	(72)	(1.6)
Total liabilities	109,707	116,228	(6,521)	(5.6)
Total equity	15,770	15,305	466	3.0
Other managed and marketed customer funds	17,223	18,691	(1,468)	(7.9)
Mutual funds	8,459	6,790	1,669	24.6
Pension funds	—	—	—	—
Managed portfolios	8,764	11,901	(3,137)	(26.4)
Pro memoria:
Gross customer loans w/o repos	80,370	85,091	(4,722)	(5.5)
Funds (customer deposits w/o repos + mutual funds)	63,745	64,317	(571)	(0.9)

USA (Ex-Popular)

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	1,576	1,527	1,502	1,443	1,465	1,512
Net fee income	288	306	277	255	269	254
Gains (losses) on financial transactions	21	8	10	(17)	(5)	25
Other operating income	118	131	137	116	120	119
Gross income	2,004	1,971	1,926	1,797	1,849	1,911
Operating expenses	(791)	(808)	(808)	(862)	(824)	(859)
General administrative expenses	(716)	(727)	(728)	(775)	(745)	(770)
Personnel	(423)	(417)	(419)	(412)	(438)	(435)
Other general administrative expenses	(293)	(310)	(309)	(363)	(307)	(336)
Depreciation and amortisation	(75)	(81)	(80)	(86)	(79)	(88)
Net operating income	1,212	1,164	1,118	936	1,025	1,052
Net loan-loss provisions	(877)	(737)	(801)	(864)	(797)	(710)
Other income	(67)	(15)	(3)	(8)	(32)	(25)
Underlying profit before taxes	269	412	314	64	196	317
Tax on profit	(105)	(149)	(94)	(14)	(60)	(80)
Underlying profit from continuing operations	163	263	220	50	135	237
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	163	263	220	50	135	237
Minority interests	80	99	75	39	42	87
Underlying attributable profit to the Group	83	164	145	11	93	150
Net capital gains and provisions*	—	—	—	(33)	—	—
Attributable profit to the Group	83	164	145	(22)	93	150

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	80,644	80,886	80,204	78,872	76,671	76,676
Cash, central banks and credit institutions	20,736	17,146	16,256	15,675	19,165	15,552
Debt securities	19,062	18,205	14,960	16,570	17,855	17,819
o/w: available for sale	17,342	16,497	13,473	14,259	15,649	15,667
Other financial assets	3,095	3,060	3,042	3,293	2,849	2,757
Other assets	12,009	12,235	12,453	12,493	12,431	12,673
Total assets	135,547	131,532	126,914	126,904	128,971	125,477
Customer deposits	59,385	57,769	58,843	59,540	59,114	55,491
Central banks and credit institutions	31,963	26,012	21,778	20,565	20,835	19,476
Debt securities issued	22,360	25,229	24,047	24,329	26,457	27,188
Other financial liabilities	2,607	2,789	2,325	2,685	2,841	3,194
Other liabilities	4,276	4,429	4,459	4,406	4,209	4,358
Total liabilities	120,591	116,228	111,452	111,525	113,456	109,707
Total equity	14,956	15,305	15,462	15,379	15,514	15,770
Other managed and marketed customer funds	18,250	18,691	19,265	17,390	17,259	17,223
Mutual funds	6,796	6,790	6,805	9,188	8,418	8,459
Pension funds	—	—	—	—	—	—
Managed portfolios	11,454	11,901	12,460	8,202	8,841	8,764
Pro memoria:
Gross customer loans w/o repos	84,697	85,091	84,149	82,797	80,479	80,370
Funds (customer deposits w/o repos + mutual funds)	65,827	64,317	65,355	68,505	67,281	63,745

(*).- In 4Q’16 restatement Santander Consumer USA.

USA (Ex-Popular)

US$ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	3,222	3,358	(136)	(4.1)
Net fee income	566	643	(77)	(11.9)
Gains (losses) on financial transactions	22	31	(10)	(30.6)
Other operating income	259	269	(11)	(4.0)
Gross income	4,069	4,302	(233)	(5.4)
Operating expenses	(1,821)	(1,730)	(91)	5.2
General administrative expenses	(1,640)	(1,561)	(79)	5.0
Personnel	(944)	(909)	(35)	3.8
Other general administrative expenses	(696)	(652)	(44)	6.7
Depreciation and amortisation	(181)	(169)	(12)	7.1
Net operating income	2,248	2,572	(324)	(12.6)
Net loan-loss provisions	(1,631)	(1,746)	115	(6.6)
Other income	(61)	(88)	27	(30.5)
Underlying profit before taxes	555	737	(182)	(24.7)
Tax on profit	(152)	(275)	124	(44.9)
Underlying profit from continuing operations	403	462	(58)	(12.7)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	403	462	(58)	(12.7)
Minority interests	139	194	(54)	(28.0)
Underlying attributable profit to the Group	264	268	(4)	(1.6)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	264	268	(4)	(1.6)

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Customer loans	87,503	92,307	(4,804)	(5.2)
Cash, central banks and credit institutions	17,748	19,567	(1,820)	(9.3)
Debt securities	20,335	20,776	(441)	(2.1)
o/w: available for sale	17,879	18,826	(947)	(5.0)
Other financial assets	3,146	3,492	(346)	(9.9)
Other assets	14,463	13,962	500	3.6
Total assets	143,194	150,105	(6,911)	(4.6)
Customer deposits	63,326	65,926	(2,600)	(3.9)
Central banks and credit institutions	22,226	29,685	(7,459)	(25.1)
Debt securities issued	31,027	28,791	2,236	7.8
Other financial liabilities	3,645	3,183	462	14.5
Other liabilities	4,973	5,055	(82)	(1.6)
Total liabilities	125,197	132,639	(7,442)	(5.6)
Total equity	17,997	17,466	531	3.0
Other managed and marketed customer funds	19,655	21,330	(1,675)	(7.9)
Mutual funds	9,653	7,748	1,905	24.6
Pension funds	—	—	—	—
Managed portfolios	10,001	13,581	(3,580)	(26.4)
Pro memoria:
Gross customer loans w/o repos	91,718	97,106	(5,388)	(5.5)
Funds (customer deposits w/o repos + mutual funds)	72,746	73,398	(652)	(0.9)

USA (Ex-Popular)

US$ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	1,706	1,652	1,625	1,561	1,586	1,636
Net fee income	312	331	299	276	291	275
Gains (losses) on financial transactions	23	9	11	(18)	(6)	27
Other operating income	128	142	149	125	130	129
Gross income	2,168	2,133	2,085	1,945	2,001	2,068
Operating expenses	(856)	(874)	(875)	(932)	(891)	(929)
General administrative expenses	(775)	(787)	(788)	(839)	(806)	(834)
Personnel	(458)	(452)	(454)	(446)	(474)	(471)
Other general administrative expenses	(317)	(335)	(334)	(393)	(333)	(363)
Depreciation and amortisation	(82)	(87)	(87)	(93)	(85)	(95)
Net operating income	1,312	1,259	1,210	1,013	1,109	1,138
Net loan-loss provisions	(949)	(797)	(867)	(935)	(863)	(768)
Other income	(72)	(16)	(3)	(8)	(34)	(27)
Underlying profit before taxes	291	446	340	69	212	343
Tax on profit	(114)	(161)	(102)	(15)	(65)	(86)
Underlying profit from continuing operations	177	285	238	54	147	257
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	177	285	238	54	147	257
Minority interests	87	107	81	42	45	94
Underlying attributable profit to the Group	90	178	157	12	101	163
Net capital gains and provisions*	—	—	—	(36)	—	—
Attributable profit to the Group	90	178	157	(24)	101	163

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Customer loans	92,031	92,307	91,528	90,009	87,497	87,503
Cash, central banks and credit institutions	23,664	19,567	18,551	17,888	21,871	17,748
Debt securities	21,754	20,776	17,072	18,910	20,376	20,335
o/w: available for sale	19,790	18,826	15,375	16,273	17,858	17,879
Other financial assets	3,532	3,492	3,471	3,758	3,251	3,146
Other assets	13,705	13,962	14,211	14,257	14,186	14,463
Total assets	154,686	150,105	144,834	144,822	147,182	143,194
Customer deposits	67,771	65,926	67,151	67,947	67,461	63,326
Central banks and credit institutions	36,476	29,685	24,853	23,468	23,777	22,226
Debt securities issued	25,517	28,791	27,443	27,765	30,193	31,027
Other financial liabilities	2,975	3,183	2,653	3,064	3,242	3,645
Other liabilities	4,879	5,055	5,089	5,028	4,803	4,973
Total liabilities	137,618	132,639	127,189	127,272	129,477	125,197
Total equity	17,067	17,466	17,645	17,550	17,705	17,997
Other managed and marketed customer funds	20,827	21,330	21,986	19,845	19,696	19,655
Mutual funds	7,756	7,748	7,766	10,485	9,607	9,653
Pension funds	—	—	—	—	—	—
Managed portfolios	13,071	13,581	14,220	9,360	10,089	10,001
Pro memoria:
Gross customer loans w/o repos	96,656	97,106	96,031	94,488	91,842	91,718
Funds (customer deposits w/o repos + mutual funds)	75,122	73,398	74,583	78,178	76,781	72,746
(*).- In 4Q’16 restatement Santander Consumer USA.

Corporate Centre

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	(407)	(356)	(52)	14.5
Net fee income	(14)	(10)	(4)	41.4
Gains (losses) on financial transactions	(200)	(99)	(102)	103.0
Other operating income	(59)	(3)	(56)	—
Gross income	(681)	(468)	(213)	45.5
Operating expenses	(238)	(246)	9	(3.5)
Net operating income	(919)	(714)	(204)	28.6
Net loan-loss provisions	(16)	(3)	(12)	353.7
Other income	(84)	(60)	(25)	41.5
Underlying profit before taxes	(1,018)	(777)	(241)	31.0
Tax on profit	(13)	42	(55)	—
Underlying profit from continuing operations	(1,032)	(736)	(296)	40.3
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	(1,032)	(735)	(296)	40.3
Minority interests	(1)	(7)	6	(88.2)
Underlying attributable profit to the Group	(1,031)	(729)	(302)	41.5
Net capital gains and provisions*	—	(186)	186	(100.0)
Attributable profit to the Group	(1,031)	(915)	(116)	12.7

			Change
	30.06.17	30.06.16	Amount	%
Balance sheet
Debt securities	2,009	3,287	(1,279)	(38.9)
Goodwill	26,070	26,536	(467)	(1.8)
Capital assigned to Group areas	79,992	79,973	20	0.0
Other financial assets	8,040	14,494	(6,454)	(44.5)
Other assets	14,814	15,654	(839)	(5.4)
Total assets	130,926	139,944	(9,018)	(6.4)
Debt securities issued	34,279	35,292	(1,013)	(2.9)
Other financial liabilities	2,095	4,877	(2,782)	(57.0)
Other liabilities	8,968	14,809	(5,841)	(39.4)
Total liabilities	45,342	54,978	(9,636)	(17.5)
Total equity	85,583	84,966	617	0.7
Other managed and marketed customer funds	53	—	53	—
Mutual funds	53	—	53	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Resources
Number of employees	1,714	1,757	(43)	(2.4)

(*).- In 1H’16, restructuring costs.

Corporate Centre

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	(169)	(187)	(194)	(189)	(194)	(213)
Net fee income	(5)	(5)	(7)	(14)	(4)	(9)
Gains (losses) on financial transactions	(32)	(67)	(97)	(47)	(119)	(81)
Other operating income	(18)	15	(18)	(31)	(23)	(36)
Gross income	(223)	(244)	(316)	(282)	(341)	(340)
Operating expenses	(126)	(120)	(104)	(99)	(119)	(118)
Net operating income	(349)	(365)	(421)	(381)	(460)	(458)
Net loan-loss provisions	1	(5)	5	0	(5)	(11)
Other income	(5)	(55)	(59)	44	(32)	(53)
Underlying profit before taxes	(353)	(424)	(474)	(337)	(497)	(522)
Tax on profit	36	6	61	39	26	(40)
Underlying profit from continuing operations	(317)	(418)	(414)	(299)	(471)	(561)
Net profit from discontinued operations	—	0	(0)	0	—	—
Underlying consolidated profit	(317)	(418)	(414)	(298)	(471)	(561)
Minority interests	(6)	(0)	(2)	0	(3)	2
Underlying attributable profit to the Group	(311)	(418)	(412)	(299)	(468)	(563)
Net capital gains and provisions*	—	(186)	—	0	—	—
Attributable profit to the Group	(311)	(604)	(412)	(299)	(468)	(563)

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Balance sheet
Debt securities	3,178	3,287	1,259	1,374	781	2,009
Goodwill	26,209	26,536	26,143	26,724	26,939	26,070
Capital assigned to Group areas	82,637	79,973	78,615	78,537	83,902	79,992
Other financial assets	9,470	14,494	13,015	9,872	10,661	8,040
Other assets	14,761	15,654	15,416	15,648	15,115	14,814
Total assets	136,255	139,944	134,447	132,154	137,398	130,926
Debt securities issued	32,459	35,292	33,566	30,922	30,740	34,279
Other financial liabilities	4,903	4,877	3,731	4,042	2,469	2,095
Other liabilities	13,410	14,809	14,098	12,422	12,299	8,968
Total liabilities	50,772	54,978	51,394	47,387	45,507	45,342
Total equity	85,483	84,966	83,053	84,768	91,891	85,583
Other managed and marketed customer funds	—	—	—	—	52	53
Mutual funds	—	—	—	—	52	53
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

(*).- In 2Q’16, restructuring costs.

Retail Banking

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	16,044	14,407	1,637	11.4
Net fee income	4,905	4,238	667	15.7
Gains (losses) on financial transactions	383	268	115	43.0
Other operating income	358	310	47	15.2
Gross income	21,689	19,223	2,466	12.8
Operating expenses	(9,782)	(9,054)	(728)	8.0
General administrative expenses	(8,864)	(8,255)	(609)	7.4
Personnel	(4,787)	(4,431)	(356)	8.0
Other general administrative expenses	(4,077)	(3,824)	(253)	6.6
Depreciation and amortisation	(918)	(799)	(119)	14.9
Net operating income	11,907	10,169	1,738	17.1
Net loan-loss provisions	(4,240)	(4,118)	(122)	3.0
Other income	(1,432)	(849)	(583)	68.7
Underlying profit before taxes	6,235	5,202	1,033	19.9
Tax on profit	(1,853)	(1,454)	(399)	27.4
Underlying profit from continuing operations	4,382	3,748	634	16.9
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	4,382	3,748	634	16.9
Minority interests	627	556	70	12.6
Underlying attributable profit to the Group	3,755	3,192	564	17.7
Net capital gains and provisions	—	(4)	4	(100.0)
Attributable profit to the Group	3,755	3,188	568	17.8

Retail Banking

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	7,187	7,220	7,348	7,588	7,948	8,096
Net fee income	2,056	2,182	2,269	2,297	2,448	2,457
Gains (losses) on financial transactions	182	86	130	303	225	157
Other operating income	175	136	206	36	185	173
Gross income	9,600	9,623	9,954	10,223	10,806	10,883
Operating expenses	(4,498)	(4,556)	(4,608)	(4,847)	(4,888)	(4,894)
General administrative expenses	(4,109)	(4,146)	(4,199)	(4,404)	(4,434)	(4,429)
Personnel	(2,197)	(2,234)	(2,262)	(2,356)	(2,397)	(2,390)
Other general administrative expenses	(1,912)	(1,912)	(1,937)	(2,048)	(2,037)	(2,040)
Depreciation and amortisation	(389)	(410)	(410)	(442)	(453)	(465)
Net operating income	5,102	5,067	5,345	5,376	5,918	5,989
Net loan-loss provisions	(2,161)	(1,957)	(2,278)	(2,299)	(2,242)	(1,998)
Other income	(415)	(433)	(314)	(524)	(686)	(746)
Underlying profit before taxes	2,525	2,677	2,754	2,553	2,991	3,244
Tax on profit	(684)	(770)	(771)	(661)	(920)	(933)
Underlying profit from continuing operations	1,842	1,906	1,982	1,892	2,070	2,312
Net profit from discontinued operations	—	0	(0)	—	—	—
Underlying consolidated profit	1,842	1,906	1,982	1,892	2,070	2,312
Minority interests	255	301	289	258	276	351
Underlying attributable profit to the Group	1,586	1,605	1,694	1,634	1,795	1,961
Net capital gains and provisions	—	(4)	—	(169)	—	—
Attributable profit to the Group	1,586	1,601	1,694	1,465	1,795	1,961

Retail Banking

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	16,044	14,991	1,052	7.0
Net fee income	4,905	4,433	472	10.7
Gains (losses) on financial transactions	383	231	152	65.8
Other operating income	358	319	39	12.2
Gross income	21,689	19,974	1,715	8.6
Operating expenses	(9,782)	(9,351)	(431)	4.6
General administrative expenses	(8,864)	(8,525)	(338)	4.0
Personnel	(4,787)	(4,584)	(202)	4.4
Other general administrative expenses	(4,077)	(3,941)	(136)	3.5
Depreciation and amortisation	(918)	(826)	(92)	11.2
Net operating income	11,907	10,622	1,285	12.1
Net loan-loss provisions	(4,240)	(4,417)	177	(4.0)
Other income	(1,432)	(913)	(520)	56.9
Underlying profit before taxes	6,235	5,293	942	17.8
Tax on profit	(1,853)	(1,478)	(375)	25.4
Underlying profit from continuing operations	4,382	3,815	567	14.9
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	4,382	3,815	567	14.9
Minority interests	627	575	51	8.9
Underlying attributable profit to the Group	3,755	3,239	516	15.9
Net capital gains and provisions	—	(13)	13	(100.0)
Attributable profit to the Group	3,755	3,226	529	16.4

Retail Banking

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	7,514	7,477	7,500	7,674	7,865	8,179
Net fee income	2,160	2,272	2,318	2,337	2,423	2,482
Gains (losses) on financial transactions	155	75	144	308	223	159
Other operating income	178	141	208	33	182	176
Gross income	10,007	9,966	10,170	10,352	10,693	10,996
Operating expenses	(4,664)	(4,688)	(4,698)	(4,908)	(4,840)	(4,942)
General administrative expenses	(4,259)	(4,266)	(4,279)	(4,461)	(4,392)	(4,472)
Personnel	(2,281)	(2,304)	(2,307)	(2,385)	(2,373)	(2,414)
Other general administrative expenses	(1,979)	(1,962)	(1,972)	(2,076)	(2,018)	(2,059)
Depreciation and amortisation	(404)	(422)	(419)	(447)	(449)	(470)
Net operating income	5,344	5,278	5,472	5,444	5,853	6,054
Net loan-loss provisions	(2,340)	(2,077)	(2,356)	(2,345)	(2,209)	(2,031)
Other income	(455)	(457)	(311)	(530)	(676)	(756)
Underlying profit before taxes	2,549	2,744	2,805	2,569	2,967	3,268
Tax on profit	(684)	(794)	(787)	(663)	(911)	(942)
Underlying profit from continuing operations	1,865	1,950	2,018	1,907	2,056	2,326
Net profit from discontinued operations	—	0	(0)	—	—	—
Underlying consolidated profit	1,865	1,950	2,018	1,907	2,056	2,326
Minority interests	262	313	295	261	274	352
Underlying attributable profit to the Group	1,603	1,637	1,723	1,646	1,782	1,974
Net capital gains and provisions	—	(13)	3	(161)	—	—
Attributable profit to the Group	1,603	1,623	1,726	1,485	1,782	1,974

Global Corporate Banking

€ million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	1,281	1,164	116	10.0
Net fee income	837	718	119	16.6
Gains (losses) on financial transactions	678	702	(24)	(3.4)
Other operating income	144	135	9	6.4
Gross income	2,940	2,719	221	8.1
Operating expenses	(975)	(976)	1	(0.1)
General administrative expenses	(919)	(934)	15	(1.6)
Personnel	(568)	(547)	(21)	3.8
Other general administrative expenses	(352)	(387)	36	(9.2)
Depreciation and amortisation	(56)	(42)	(14)	34.5
Net operating income	1,964	1,743	221	12.7
Net loan-loss provisions	(370)	(415)	46	(11.0)
Other income	(19)	(33)	14	(41.5)
Underlying profit before taxes	1,576	1,295	281	21.7
Tax on profit	(450)	(375)	(75)	20.0
Underlying profit from continuing operations	1,126	920	205	22.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,126	920	205	22.3
Minority interests	101	79	22	27.8
Underlying attributable profit to the Group	1,024	841	183	21.8
Net capital gains and provisions	—	(58)	58	(100.0)
Attributable profit to the Group	1,024	783	242	30.9

Global Corporate Banking

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	618	547	657	706	656	625
Net fee income	345	373	334	355	399	438
Gains (losses) on financial transactions	354	348	408	147	467	211
Other operating income	38	97	31	123	43	101
Gross income	1,355	1,364	1,430	1,331	1,565	1,374
Operating expenses	(479)	(496)	(483)	(459)	(487)	(488)
General administrative expenses	(459)	(475)	(460)	(436)	(460)	(460)
Personnel	(270)	(277)	(274)	(276)	(286)	(281)
Other general administrative expenses	(189)	(198)	(186)	(159)	(173)	(179)
Depreciation and amortisation	(20)	(21)	(23)	(23)	(27)	(29)
Net operating income	875	868	947	872	1,078	886
Net loan-loss provisions	(223)	(192)	(188)	(55)	(132)	(238)
Other income	(1)	(32)	(6)	(37)	(14)	(5)
Underlying profit before taxes	651	644	753	781	932	643
Tax on profit	(189)	(186)	(221)	(192)	(265)	(185)
Underlying profit from continuing operations	462	458	532	589	667	459
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	462	458	532	589	667	459
Minority interests	41	38	46	48	57	44
Underlying attributable profit to the Group	421	420	486	541	610	414
Net capital gains and provisions	—	(58)	—	—	—	—
Attributable profit to the Group	421	361	486	541	610	414

Global Corporate Banking

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%
Income statement
Net interest income	1,281	1,226	55	4.5
Net fee income	837	741	96	13.0
Gains (losses) on financial transactions	678	745	(67)	(9.0)
Other operating income	144	138	6	4.0
Gross income	2,940	2,850	89	3.1
Operating expenses	(975)	(987)	12	(1.2)
General administrative expenses	(919)	(944)	25	(2.6)
Personnel	(568)	(558)	(9)	1.6
Other general administrative expenses	(352)	(385)	34	(8.8)
Depreciation and amortisation	(56)	(43)	(13)	28.9
Net operating income	1,964	1,863	101	5.4
Net loan-loss provisions	(370)	(458)	88	(19.2)
Other income	(19)	(33)	13	(41.4)
Underlying profit before taxes	1,576	1,373	203	14.8
Tax on profit	(450)	(398)	(52)	13.0
Underlying profit from continuing operations	1,126	975	151	15.5
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,126	975	151	15.5
Minority interests	101	88	13	15.1
Underlying attributable profit to the Group	1,024	887	137	15.5
Net capital gains and provisions	—	(58)	58	(100.0)
Attributable profit to the Group	1,024	829	196	23.6

Global Corporate Banking

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17
Income statement
Net interest income	661	565	675	718	649	631
Net fee income	357	384	339	358	396	441
Gains (losses) on financial transactions	376	370	412	133	461	217
Other operating income	39	100	31	129	43	101
Gross income	1,432	1,418	1,456	1,339	1,549	1,390
Operating expenses	(486)	(501)	(488)	(464)	(484)	(491)
General administrative expenses	(465)	(479)	(465)	(440)	(457)	(462)
Personnel	(276)	(282)	(278)	(280)	(284)	(283)
Other general administrative expenses	(188)	(197)	(187)	(160)	(173)	(179)
Depreciation and amortisation	(21)	(22)	(23)	(23)	(27)	(29)
Net operating income	946	917	968	875	1,065	899
Net loan-loss provisions	(241)	(217)	(198)	(52)	(131)	(239)
Other income	(1)	(31)	(6)	(38)	(14)	(5)
Underlying profit before taxes	704	669	764	785	920	655
Tax on profit	(205)	(193)	(224)	(189)	(262)	(188)
Underlying profit from continuing operations	499	476	539	596	659	467
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	499	476	539	596	659	467
Minority interests	47	41	48	49	56	45
Underlying attributable profit to the Group	452	435	492	547	603	422
Net capital gains and provisions	—	(58)	—	—	—	—
Attributable profit to the Group	452	376	492	547	603	422

NPL ratio

%

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17

Continental Europe	7.08	6.84	6.43	5.92	5.62	5.11
Spain	6.36	6.06	5.82	5.41	5.22	4.99
Santander Consumer Finance	3.28	2.95	2.86	2.68	2.62	2.61
Poland	5.93	5.84	5.71	5.42	5.20	4.66
Portugal	8.55	10.46	9.40	8.81	8.47	7.67
United Kingdom	1.49	1.47	1.47	1.41	1.31	1.23
Latin America	4.88	4.98	4.94	4.81	4.50	4.44
Brazil	5.93	6.11	6.12	5.90	5.36	5.36
Mexico	3.06	3.01	2.95	2.76	2.77	2.58
Chile	5.45	5.28	5.12	5.05	4.93	5.00
USA	2.19	2.24	2.24	2.28	2.43	2.64
Operating Areas	4.36	4.32	4.19	3.95	3.77	3.57
Total Group	4.33	4.29	4.15	3.93	3.74	3.55

NOTE. In June 2017, including Popular: Total Group: 5.37%

Coverage ratio

%

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17

Continental Europe	65.4	61.3	61.3	60.0	60.6	58.7
Spain	50.2	47.6	47.6	48.3	49.1	46.0
Santander Consumer Finance	111.9	110.6	110.7	109.1	108.9	106.5
Poland	67.0	65.8	68.9	61.0	61.2	67.5
Portugal	87.7	61.9	57.8	63.7	61.7	59.8
United Kingdom	36.5	36.5	36.0	32.9	33.8	32.6
Latin America	79.7	81.4	84.5	87.3	90.5	89.1
Brazil	83.7	85.3	89.3	93.1	98.1	95.5
Mexico	97.5	102.3	101.9	103.8	104.8	113.8
Chile	54.6	55.5	58.1	59.1	58.9	58.2
USA	221.1	220.6	216.2	214.4	202.4	183.1
Operating Areas	73.3	72.0	72.8	73.5	74.6	72.6
Total Group	74.0	72.5	72.7	73.8	74.6	72.7

NOTE. In June 2017, including Popular: Total Group: 67.7%

Cost of credit

%

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17

Continental Europe	0.60	0.51	0.46	0.44	0.38	0.37
Spain	0.54	0.45	0.41	0.37	0.33	0.33
Santander Consumer Finance	0.64	0.55	0.49	0.47	0.39	0.37
Poland	0.82	0.75	0.76	0.70	0.66	0.65
Portugal	0.28	0.21	0.17	0.18	0.07	0.03
United Kingdom	0.01	0.03	0.05	0.02	0.03	0.02
Latin America	3.39	3.41	3.42	3.37	3.36	3.37
Brazil	4.63	4.71	4.87	4.89	4.84	4.79
Mexico	2.95	2.96	2.86	2.86	2.94	3.01
Chile	1.58	1.59	1.55	1.43	1.42	1.37
USA	3.85	3.77	3.80	3.68	3.63	3.65
Operating Areas	1.24	1.20	1.20	1.19	1.18	1.19
Total Group	1.22	1.19	1.19	1.18	1.17	1.19

NOTE. In June 2017, including Popular: Total Group: 1.17%

Risk-weighted assets

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17

Continental Europe	218,694	222,774	223,678	222,365	223,129	221,210
Spain	101,302	102,302	101,364	102,896	104,189	101,118
Santander Consumer Finance	57,186	60,068	62,094	63,226	62,954	64,548
Poland	17,653	17,617	17,810	17,430	18,153	18,373
Portugal	19,654	19,250	18,778	18,963	19,063	18,528
Spain’s real estate activity	15,328	15,865	15,693	11,837	9,911	9,998
United Kingdom	111,321	108,624	104,057	98,789	100,348	98,874
Latin America	144,179	155,925	154,706	163,016	174,334	161,968
Brazil	75,500	86,059	84,898	90,217	94,336	87,000
Mexico	26,717	25,780	25,007	25,299	28,148	25,949
Chile	28,805	30,397	30,671	32,661	33,510	31,292
USA	83,938	85,334	83,124	86,374	84,278	77,944
Operating Areas	558,132	572,657	565,565	570,544	582,089	559,996
Corporate Centre	13,827	13,363	15,258	17,545	15,034	16,951
Total Group	571,959	586,020	580,823	588,089	597,123	576,947

Banco Popular

€ million

2Q 17
Income statement*
Net interest income	109
Net fee income	31
Gains (losses) on financial transactions	(1)
Other operating income	0
Gross income	139
Operating expenses	(96)
General administrative expenses	(87)
Personnel	(45)
Other general administrative expenses	(42)
Depreciation and amortisation	(9)
Net operating income	43
Net loan-loss provisions	(8)
Other income	(20)
Underlying profit before taxes	15
Tax on profit	(5)
Underlying profit from continuing operations	11
Net profit from discontinued operations	—
Underlying consolidated profit	11
Minority interests	—
Underlying attributable profit to the Group	11
Net capital gains and provisions	—
Attributable profit to the Group	11

(*).- Results consolidated into Grupo Santander as of 7 June 2017.

30.06.17
Balance sheet
Customer loans	82,589
Cash, central banks and credit institutions	12,538
Debt securities	19,394
o/w: available for sale	17,929
Other financial assets	1,971
Other assets	15,224
Total assets	131,716
Customer deposits	64,814
Central banks and credit institutions	47,137
Debt securities issued	11,915
Other financial liabilities	2,596
Other liabilities	5,262
Total liabilities	131,723
Total equity	(7)
Other managed and marketed customer funds	18,121
Mutual funds	10,003
Pension funds	4,737
Managed portfolios and insurance premiums	3,381
Pro memoria:
Gross customer loans w/o repos	93,101
Funds (customer deposits w/o repos + mutual funds)	70,570

Income statement (including Banco Popular)

€ million

			Change
	1H ‘17	1H ‘16	Amount	%

Net interest income	17,008	15,194	1,814	11.9
Net fee income	5,760	4,946	814	16.5
Gains (losses) on financial transactions	859	870	(11)	(1.3)
Other operating income	451	474	(23)	(4.9)
Dividends	279	253	26	10.3
Income from equity-accounted method	293	195	97	49.9
Other operating income/expenses	(120)	26	(147)	—
Gross income	24,078	21,485	2,593	12.1
Operating expenses	(11,191)	(10,384)	(807)	7.8
General administrative expenses	(9,897)	(9,204)	(694)	7.5
Personnel	(5,855)	(5,395)	(461)	8.5
Other general administrative expenses	(4,042)	(3,809)	(233)	6.1
Depreciation and amortisation	(1,294)	(1,181)	(113)	9.6
Net operating income	12,887	11,100	1,787	16.1
Net loan-loss provisions	(4,680)	(4,613)	(66)	1.4
Impairment losses on other assets	(131)	(72)	(59)	81.3
Other income	(1,492)	(905)	(588)	65.0
Underlying profit before taxes	6,585	5,510	1,075	19.5
Tax on profit	(2,254)	(1,725)	(529)	30.6
Underlying profit from continuing operations	4,331	3,785	546	14.4
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	4,331	3,785	546	14.4
Minority interests	715	626	89	14.2
Underlying attributable profit to the Group	3,616	3,160	456	14.4
Net capital gains and provisions*	—	(248)	248	(100.0)
Attributable profit to the Group	3,616	2,911	705	24.2

Underlying EPS (euros)	0.236	0.208	0.028	13.4
Underlying diluted EPS (euros)	0.235	0.207	0.028	13.4

EPS (euros)	0.236	0.191	0.045	23.7
Diluted EPS (euros)	0.235	0.190	0.045	23.7

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Quarterly income statement (including Banco Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17

Net interest income	7,624	7,570	7,798	8,096	8,402	8,606
Net fee income	2,397	2,549	2,597	2,637	2,844	2,916
Gains (losses) on financial transactions	504	366	440	412	573	286
Other operating income	204	270	245	142	211	240
Dividends	44	209	37	124	41	238
Income from equity-accounted method	83	112	119	130	133	160
Other operating income/expenses	78	(51)	90	(112)	37	(157)
Gross income	10,730	10,755	11,080	11,288	12,029	12,049
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)	(5,648)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)	(4,983)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)	(2,943)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)	(2,039)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)	(665)
Net operating income	5,572	5,528	5,831	5,835	6,486	6,401
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)	(2,280)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)	(63)
Other income	(389)	(515)	(376)	(432)	(707)	(785)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311	3,273
Tax on profit	(810)	(915)	(904)	(767)	(1,125)	(1,129)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186	2,144
Net profit from discontinued operations	—	0	(0)	0	—	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186	2,144
Minority interests	288	338	341	305	319	395
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867	1,749
Net capital gains and provisions*	—	(248)	—	(169)	—	—
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867	1,749

Underlying EPS (euros)	0.108	0.100	0.112	0.116	0.122	0.114
Underlying diluted EPS (euros)	0.107	0.100	0.112	0.116	0.122	0.113

EPS (euros)	0.108	0.083	0.112	0.104	0.122	0.114
Diluted EPS (euros)	0.107	0.083	0.112	0.104	0.122	0.113

(*).- Including

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

–	In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

Income statement (including Banco Popular)

Constant € million

			Change
	1H ‘17	1H ‘16	Amount	%

Net interest income	17,008	15,840	1,168	7.4
Net fee income	5,760	5,164	596	11.5
Gains (losses) on financial transactions	859	877	(18)	(2.0)
Other operating income	451	486	(35)	(7.1)
Dividends	279	255	23	9.2
Income from equity-accounted method	293	205	87	42.5
Other operating income/expenses	(120)	25	(145)	—
Gross income	24,078	22,367	1,711	7.7
Operating expenses	(11,191)	(10,693)	(498)	4.7
General administrative expenses	(9,897)	(9,484)	(414)	4.4
Personnel	(5,855)	(5,560)	(296)	5.3
Other general administrative expenses	(4,042)	(3,924)	(118)	3.0
Depreciation and amortisation	(1,294)	(1,209)	(84)	7.0
Net operating income	12,887	11,674	1,213	10.4
Net loan-loss provisions	(4,680)	(4,954)	274	(5.5)
Impairment losses on other assets	(131)	(76)	(55)	71.9
Other income	(1,492)	(964)	(528)	54.8
Underlying profit before taxes	6,585	5,679	906	15.9
Tax on profit	(2,254)	(1,773)	(481)	27.2
Underlying profit from continuing operations	4,331	3,907	425	10.8
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	4,331	3,907	424	10.8
Minority interests	715	654	61	9.3
Underlying attributable profit to the Group	3,616	3,253	363	11.1
Net capital gains and provisions*	—	(258)	258	(100.0)
Attributable profit to the Group	3,616	2,996	620	20.7

(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Quarterly income statement (including Banco Popular)

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17

Net interest income	7,994	7,845	7,967	8,195	8,312	8,695
Net fee income	2,513	2,651	2,650	2,681	2,815	2,945
Gains (losses) on financial transactions	499	378	458	403	566	294
Other operating income	210	276	247	145	207	244
Dividends	44	211	37	130	41	238
Income from equity-accounted method	89	116	121	134	132	160
Other operating income/expenses	77	(52)	89	(119)	35	(155)
Gross income	11,217	11,150	11,323	11,424	11,900	12,178
Operating expenses	(5,330)	(5,363)	(5,344)	(5,519)	(5,493)	(5,698)
General administrative expenses	(4,728)	(4,756)	(4,778)	(4,888)	(4,869)	(5,028)
Personnel	(2,773)	(2,786)	(2,775)	(2,908)	(2,886)	(2,969)
Other general administrative expenses	(1,955)	(1,969)	(2,002)	(1,981)	(1,983)	(2,059)
Depreciation and amortisation	(602)	(607)	(567)	(631)	(624)	(670)
Net operating income	5,887	5,787	5,978	5,905	6,407	6,480
Net loan-loss provisions	(2,604)	(2,350)	(2,588)	(2,448)	(2,366)	(2,314)
Impairment losses on other assets	(46)	(30)	(16)	(158)	(68)	(63)
Other income	(426)	(538)	(372)	(441)	(698)	(794)
Underlying profit before taxes	2,810	2,869	3,002	2,858	3,275	3,309
Tax on profit	(826)	(946)	(923)	(766)	(1,112)	(1,142)
Underlying profit from continuing operations	1,984	1,923	2,079	2,093	2,164	2,167
Net profit from discontinued operations	—	0	(0)	0	—	—
Underlying consolidated profit	1,984	1,923	2,079	2,093	2,164	2,167
Minority interests	301	352	348	309	316	398
Underlying attributable profit to the Group	1,682	1,571	1,730	1,785	1,847	1,769
Net capital gains and provisions*	—	(258)	3	(161)	—	—
Attributable profit to the Group	1,682	1,313	1,733	1,624	1,847	1,769

(*).- Including

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

–	In 4Q’16 PPI UK and restatement Santander Consumer USA.

Balance sheet (including Banco Popular)

€ million

			Change
	30.06.17	30.06.16	Amount	%	31.12.16
Assets
Cash, cash balances at central banks and other demand deposits	83,691	65,368	18,323	28.0	76,454
Financial assets held for trading	132,348	157,497	(25,149)	(16.0)	148,187
Debt securities	37,062	45,077	(8,015)	(17.8)	48,922
Equity instruments	18,907	14,237	4,670	32.8	14,497
Loans and advances to customers	11,987	8,747	3,240	37.0	9,504
Loans and advances to central banks and credit institutions	6,182	2,161	4,021	186.1	3,221
Derivatives	58,210	87,275	(29,065)	(33.3)	72,043
Financial assets designated at fair value	41,398	42,846	(1,448)	(3.4)	31,609
Loans and advances to customers	19,768	13,928	5,840	41.9	17,596
Loans and advances to central banks and credit institutions	16,796	24,810	(8,014)	(32.3)	10,069
Other (debt securities an equity instruments)	4,834	4,108	726	17.7	3,944
Available-for-sale financial assets	143,561	116,385	27,176	23.4	116,774
Debt securities	138,280	111,672	26,608	23.8	111,287
Equity instruments	5,281	4,713	568	12.1	5,487
Loans and receivables	908,053	842,878	65,175	7.7	840,004
Debt securities	15,473	13,672	1,801	13.2	13,237
Loans and advances to customers	829,466	760,781	68,685	9.0	763,370
Loans and advances to central banks and credit institutions	63,114	68,425	(5,311)	(7.8)	63,397
Held-to-maturity investments	13,789	4,820	8,969	186.1	14,468
Investments in subsidaries, joint ventures and associates	6,786	3,411	3,375	99.0	4,836
Tangible assets	22,797	26,314	(3,517)	(13.4)	23,286
Intangible assets	28,628	29,146	(518)	(1.8)	29,421
o/w: goodwill	26,070	26,541	(471)	(1.8)	26,724
Other assets	64,209	54,241	9,968	18.4	54,086
Total assets	1,445,260	1,342,906	102,354	7.6	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	96,137	118,582	(22,445)	(18.9)	108,765
Customer deposits	15,839	8,755	7,084	80.9	9,996
Debt securities issued	0	—	0	—	—
Deposits by central banks and credit institutions	777	960	(183)	(19.0)	1,395
Derivatives	59,032	87,254	(28,222)	(32.3)	74,369
Other	20,489	21,613	(1,124)	(5.2)	23,005
Financial liabilities designated at fair value	53,789	48,548	5,241	10.8	40,263
Customer deposits	26,838	25,425	1,413	5.6	23,345
Debt securities issued	3,049	2,995	54	1.8	2,791
Deposits by central banks and credit institutions	23,900	20,127	3,773	18.7	14,127
Other	0	1	(1)	(59.5)	—
Financial liabilities measured at amortized cost	1,148,471	1,031,650	116,821	11.3	1,044,240
Customer deposits	721,659	637,723	83,936	13.2	657,770
Debt securities issued	220,678	227,991	(7,313)	(3.2)	226,078
Deposits by central banks and credit institutions	178,930	138,366	40,564	29.3	133,876
Other	27,204	27,570	(366)	(1.3)	26,516
Liabilities under insurance contracts	1,693	644	1,049	162.9	652
Provisions	15,877	15,174	703	4.6	14,459
Other liabilities	28,340	27,962	378	1.4	28,047
Total liabilities	1,344,305	1,242,560	101,745	8.2	1,236,426
Shareholders’ equity	107,565	103,637	3,928	3.8	105,977
Capital stock	7,291	7,217	74	1.0	7,291
Reserves	97,533	94,303	3,230	3.4	94,149
Attributable profit to the Group	3,616	2,911	705	24.2	6,204
Less: dividends	(875)	(794)	(81)	10.2	(1,667)
Accumulated other comprehensive income	(18,797)	(15,027)	(3,770)	25.1	(15,039)
Minority interests	12,188	11,736	452	3.8	11,761
Total equity	100,955	100,346	609	0.6	102,699
Total liabilities and equity	1,445,260	1,342,906	102,354	7.6	1,339,125

Balance sheet (including Banco Popular)

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17
Assets
Cash, cash balances at central banks and other demand deposits	67,545	65,368	63,717	76,454	74,804	83,691
Financial assets held for trading	151,550	157,497	152,814	148,187	143,109	132,348
Debt securities	50,060	45,077	41,233	48,922	46,944	37,062
Equity instruments	14,584	14,237	14,764	14,497	16,174	18,907
Loans and advances to customers	6,866	8,747	9,390	9,504	11,375	11,987
Loans and advances to central banks and credit institutions	3,397	2,161	3,671	3,221	3,449	6,182
Derivatives	76,643	87,275	83,756	72,043	65,167	58,210
Financial assets designated at fair value	48,771	42,846	45,158	31,609	46,026	41,398
Loans and advances to customers	13,884	13,928	15,433	17,596	17,865	19,768
Loans and advances to central banks and credit institutions	30,714	24,810	25,645	10,069	24,038	16,796
Other (debt securities an equity instruments)	4,173	4,108	4,080	3,944	4,123	4,834
Available-for-sale financial assets	118,298	116,385	113,947	116,774	118,195	143,561
Debt securities	113,656	111,672	109,241	111,287	112,946	138,280
Equity instruments	4,642	4,713	4,706	5,487	5,249	5,281
Loans and receivables	824,174	842,878	828,539	840,004	844,804	908,053
Debt securities	12,487	13,672	13,396	13,237	12,901	15,473
Loans and advances to customers	752,702	760,781	748,467	763,370	766,072	829,466
Loans and advances to central banks and credit institutions	58,985	68,425	66,676	63,397	65,831	63,114
Held-to-maturity investments	4,566	4,820	12,276	14,468	14,268	13,789
Investments in subsidaries, joint ventures and associates	3,350	3,411	3,481	4,836	5,275	6,786
Tangible assets	25,465	26,314	25,979	23,286	22,807	22,797
Intangible assets	28,693	29,146	28,748	29,421	29,645	28,628
o/w: goodwill	26,209	26,541	26,148	26,724	26,939	26,070
Other assets	51,788	54,241	54,879	54,086	53,023	64,209
Total assets	1,324,200	1,342,906	1,329,538	1,339,125	1,351,956	1,445,260

Liabilities and shareholders’ equity
Financial liabilities held for trading	108,567	118,582	116,249	108,765	99,550	96,137
Customer deposits	9,570	8,755	5,943	9,996	10,649	15,839
Debt securities issued	—	—	—	—	—	0
Deposits by central banks and credit institutions	976	960	2,393	1,395	644	777
Derivatives	78,608	87,254	85,407	74,369	67,580	59,032
Other	19,413	21,613	22,506	23,005	20,677	20,489
Financial liabilities designated at fair value	63,404	48,548	47,149	40,263	56,606	53,789
Customer deposits	28,484	25,425	24,465	23,345	27,495	26,838
Debt securities issued	3,445	2,995	2,965	2,791	3,373	3,049
Deposits by central banks and credit institutions	31,474	20,127	19,718	14,127	25,738	23,900
Other	1	1	1	—	—	0
Financial liabilities measured at amortized cost	1,012,407	1,031,650	1,021,138	1,044,240	1,048,447	1,148,471
Customer deposits	632,573	637,723	637,031	657,770	667,642	721,659
Debt securities issued	218,143	227,991	225,709	226,078	218,019	220,678
Deposits by central banks and credit institutions	138,323	138,366	134,590	133,876	137,029	178,930
Other	23,368	27,570	23,808	26,516	25,757	27,204
Liabilities under insurance contracts	656	644	665	652	635	1,693
Provisions	14,292	15,174	14,883	14,459	14,411	15,877
Other liabilities	26,093	27,962	28,332	28,047	27,438	28,340
Total liabilities	1,225,419	1,242,560	1,228,416	1,236,426	1,247,087	1,344,305
Shareholders’ equity	103,264	103,637	105,221	105,977	107,706	107,565
Capital stock	7,217	7,217	7,217	7,291	7,291	7,291
Reserves	94,414	94,303	94,192	94,149	100,215	97,533
Attributable profit to the Group	1,633	2,911	4,606	6,204	1,867	3,616
Less: dividends	—	(794)	(794)	(1,667)	(1,667)	(875)
Accumulated other comprehensive income	(15,949)	(15,027)	(16,326)	(15,039)	(15,122)	(18,797)
Minority interests	11,466	11,736	12,227	11,761	12,285	12,188
Total equity	98,781	100,346	101,122	102,699	104,869	100,955
Total liabilities and equity	1,324,200	1,342,906	1,329,538	1,339,125	1,351,956	1,445,260

Item 4

28 July 2017 1H’17 Earnings Presentation José Antonio Álvarez, CEO José García Cantera, CFO

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”,“project”,“anticipate”,“should”,“intend”,“probability”,“risk”, “VaR”,“RORAC”,“RoRWA”,“TNAV”,“target”,“goal”,“objective”,“estimate”,“future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “SEC”)–under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. 2

Important Information The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as Non-IFRS measures. The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details on the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFR, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4, 2017 (available on the Web page of the CNMV -www.cnmv.es- and at Banco Santander -www.santander.com) and Item 3A of the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 31, 2017 (the “Form 20-F”). For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements on Form 20-F and to our consolidated financial statements available on the CNMV’s website (www.cnmv.es) and on Banco Santander’s website (www.santander.com). 3

Content Banco Popular acquisition Group performance 1H’17 Business areas performance 1H’17 Concluding remarks Appendix Glossary

Strong strategic business fit at an attractive point in the cycle Acquisition in a core market In Spain, creating the leading bank in loans and deposits In Portugal, reinforcing our leadership Group targeted RoI year 3 Group efficiency improvement 13 – 14% ~ € 500 mill. Leading SME franchise in Spain already above before tax by 2020 The top player in SMEs Cost of Equity by 2019 Profitable and stable business across the cycle Opportunity to improve combined franchise Targeted impact from Banco Popular’s transaction Developing deeper customer relationships Wholesale funding cost reduction EPS TNAV per share accretive in 2019 accretive in 2018 At an attractive point in the cycle 5

First measures taken after the acquisition The acquisition needs the authorisation, among others, of the EU Competition Authority. The integration and commercial activity are limited to this context Stabilise Popular’s operating liquidity and restore liquidity Customer deposits in Spain (€ billion) ratios: € 13 bn. of liquidity provided by Santander early in the morning on June 7 -28% +10% Changes in the Board of Directors Showing a 71 59 56 change of 51 Banco Popular’s first measures since June 7 trend since the acquisition date Appointment of new members to the following Committees Dec’16 May’17 7Jun’17 20Jul’17 Audit; Risk and Compliance; Remuneration; Appointments, Governance and Corporate Responsibility Loans in Spain (excluding real estate) (€ billion) Review of agreements and joint ventures Aliseda Servicios de Gestión Inmobiliaria (servicing): repurchase of 51%1 -4% -1% Stabilise Spanish business activity Similar Popular core business has sharply dropped in 2017 before acquisition. 73 70 70 pattern, 69 After the acquisition, it started to see a change of trend although it needs more Commercial action for retail customers time to recover Popular and Santander have decided to launch a commercial action aimed at building loyalty among their networks’ retail clients affected by Banco Popular’sresolution (the “Fidelity Action”)2 Dec’16 May’17 7Jun’17 20Jul’17 6 (1) It is expected to be completed in the third quarter of 2017. (2)To be launched after the acquisition has been authorised by the EU Competition Authority Note: Deposits excluding repos

Impact on Grupo Santander from estimated* adjustments in Popular’s acquisition Estimated adjustment to Santander Equity (€ bn) Grupo Santander—Fully-loaded CET1 12.2 Santander FL CET1 dropped as Banco Popular 10.2 2.0 consolidated RWAs with negative equity -4.3 10.72% -7.2 9.58% -1.14% -0.7 -0.2 -0.2 Popular’s +AT1 Total Equity Loans Commercial Other Adjustment Equity as and T2 Equity deduction and real action adjustments to of June 6 pending adjustments estate Santander adjustments ** assets fair Equity CET1 Banco CET1 Jun’17 allocation value Jun’17 Popular’s including acquisition B. Popular 7 (*) In accordance with accounting regulation, the adjustments can be review during one year (**) Goodwill, intangibles, tax credit, other

To reinforce Santander’s equity to cover the acquisition of Banco Popular, we have successfully completed a rights issue Capital increase of € 7,072 mill. Grupo Santander—Fully-loaded CET1 pro-forma Number of shares issued: 1,458 mill. Banco Popular’s acquisition and the rights issue have % share capital (pre-transaction): 10% a neutral net impact on our FL CET1 capital ratio Subscription price per share: € 4.85 10.72% +1.14% 10.72% 100% of the shares were subscribed 9.58% -1.14% 31st New shares included in the existing listing of Santander July S.A. shares on the Spanish stock exchanges The first interim dividend to be charged to 2017’s profit 4th will be paid on August 4. Holders of the new shares August issued in connection with the capital increase are CET1 Banco CET1 Jun’17 Rights CET1 Jun’17 entitled to the aforementioned interim dividend Jun’17 Popular’s including issue Pro-forma* acquisition B. Popular 8 (*) Including right issue completed on 27 July 2017

Impact on Popular’s regulatory capital ratio Estimated Popular – Phase-in CET1 pro-forma Pre Santander Post Santander c.10.5% 9.1% Popular’s Popular’s regulatory capital ratio affected by Resolution an estimated negative impact in Popular’s P&L of c.€ 12bn. resulting from the Bank’s resolution The expected capital increase of c.€ 7bn. to be provided by Santander to restore Popular’s regulatory capital ratio -4.9 Phase-in Phase-in Expected Phase-in CET1 June 6 CET1 capital Pro-forma (regulatory ratio) adjusted increase CET1 9

Grupo Santander including Popular P&L –1H’17 Group excl. Grupo Activity – J’17 Group excl. Grupo € mill. Popular Popular2 Santander € bill. Popular Popular Santander Gross income 23,939 139 24,078 Net loans 779 82 861 Operating expenses -11,095 -96 -11,191 Deposits 699 65 764 Net op. Income 12,844 43 12,887 Mutual funds 151 10 161 Loan-loss provisions -4,672 -8 -4,680 Customer funds 850 751 925 PBT 6,569 15 6,584 Attributable profit 3,605 11 3,616 EPS: € 0.235 € 0.236 NPL ratio: 3.55% 20.0% 5.37% RoTE: 11.7% 11.8% Coverage ratio: 73% 61%68% Efficiency: 46.3% 46.5% Cost of credit: 1.19% 0.10% 1.17% Non-material impact on P&L from Popular’s acquisition 10% Impact on loans and deposits from Popular’s acquisition 0.3% Banco Popular’s weight in the Total Group attributable profit2 8.5% Banco Popular weight in the Total Group 10 (1) In addition, pension funds, insurance premiums and managed portfolios amount of € 8 billion (2) Since 7 June

Content Banco Popular acquisition Group performance 1H’17 Business areas performance 1H’17 Concluding remarks Appendix Glossary

1H’17 Financial Highlights – Group excl. Popular 1H’17 / 1H’16 change Attributable profit € 3,605 mill.;+24% Strong profit growth Underlying att. profit* +11% (constant euros) Revenues’ increase consistent with our Net interest income1 +7% commercial strategy 1 Fee income +11% Improved capital adequacy and profitability level FL CET1 10.72% RoTE 11.7% Committed to generate value for shareholders EPS € 0.235; +23% TNAV/share € 4.15; +0.5% 12 (*) 1H’16 included capital gains from the disposal of the stake in Visa Europe and restructuring costs (1) % change in constant euros

1H’17 Business Highlights – Group excl. Popular Jun’17 / Jun’16 change Selective growth: Loans +1% - Retail banking lending (+2%) Customer funds +8% - Demand deposits (+12%); mutual funds (+13%) Enhanced balance sheet quality NPL ratio 3.55%; -74 bp and low cost of credit Cost of credit 1.19%; 0 bp Loyal customers: 16.3 million Individuals +1.7 mill. +13% - Individuals: 14.9 million Companies +179k +14% - Companies: 1.4 million Digital customers: 23.0 million Digital +4.0 mill. +21% - Mobile: 12.1 million Mobile +4.0 mill. +50% 13 Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros

Attributable profit rose driven by higher revenues, improved efficiency and positive dynamics in loan-loss provisions € million 1H’17 1H’16% /1H’16% /1H’16 Constant euros Gross income 23,939 21,485 11.4 7.0 Higher customer revenues Operating expenses -11,095 -10,384 6.8 3.8 Efficiency improvement driven by costs growing Net op. Income 12,844 11,100 15.7 10.0 below inflation rate and higher revenues Loan-loss provisions -4,672 -4,613 1.3 -5.7 Lower loan-loss provisions after decreasing for the third straight quarter PBT 6,569 5,510 19.2 15.7 Taxes -2,249 -1,725 30.4 26.9 Underlying attrib. profit 3,605 3,160 14.1 10.8 1 Strong and quality top line growth Non-recurring 0 -248 -100.0 -100.0 Attrib. Profit excl. Popular 3,605 2,911 23.8 20.3 Banco Popular profit 11 Non-material impact from Popular’s acquisition Group attrib. Profit 3,616 14 (1) 1H’16 included capital gains from the disposal of the stake in Visa Europe and restructuring costs

Strong profit growth across the board – excl. Popular Underlying attributable profit Underlying attributable profit in core markets 1H’17 Constant € million € million and % change / 1H’16 in constant euros Brazil 1,244 +32% UK 824 +8% 1,847 1,784 1,758 1,730 1,682 SCF SCF 633 +18% 1,571 Spain 603 +17% Mexico 350 +26% Chile 297 +11% USA 244 -2% 1Q’16 2Q 3Q 4Q 1Q’17 2Q Portugal 233 +16% Argentina 193 +36% Underlying attributable profit Poland 142 0% € million 1,633 1,526 1,695 1,766 1,867 1,738 15 Note: Contribution to the SRF recorded in 2Q’16 (-€ 120 mill.) and 2Q’17 (-€ 146 mill.)

Revenues rose in 8 of 10 markets driven by strong recurring customer revenues excl. Popular Gross income € million Net interest income 8,587 23,939 8,195 565 -52 7,846 22,367 1,059 +11% -4% +7% Fee income 2,914 2,651 2,681 +7% Other income* 654 548 538 1H’16 Net Fee income Other 1H’17 1Q’16 2Q 3Q 4Q 1Q’17 2Q Gross income interest income* Gross income income 16 (*) Other income includes gains on financial transactions, income from the equity accounted method, dividends and other operating results. Contribution to the SRF recorded in 2Q’16 and 2Q’17 Note: Constant euros

Positive and balanced business volumes performance – excl. Popular Loan portfolio: growth supported by developing markets Customer funds: growth in 9 core markets Mature markets Developing markets Mature markets Developing markets Jun’17 € Billion YoY change Jun’17 € Billion YoY change Jun’17 € Billion YoY change Jun’17 € Billion YoY change Spain 152 -4% Poland 22 4% Spain 239 9% Poland 27 5% UK 235 -1% Brazil 73 7% UK 209 5% Brazil 103 18% USA 80 -6% Mexico 30 2% USA 64 -1% Mexico 40 7% SCF 89 8% Chile 36 3% SCF 35 8% Chile 33 8% Portugal 29 -4% Argentina 8 58% Portugal 32 2% Argentina 13 70% Other individuals, 11% Individuals demand deposits, 40% GCB, 9% Home mortgages, 36% GCB, 12% Loan portfolio Corporates, 12% Customer funds Corporates, 15% by businesses by businesses SMEs, 9% Individuals time deposits, 13% SMEs, 9% Consumer, 4% Consumer, 17% Individuals mutual funds, 13% 17 Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros

Committed to improve efficiency and operational excellence. Cost-to-income ratio: 46% excl. Popular Active cost management 8 markets with costs flat or below inflation rate1 € million 1H’17 / 1H’16, % Nominal In real terms1 revenues vs. costs +3.8% Brazil 6.6 0.6 ? UK 1.1 -0.6? 11,095 SCF 3.2 -1.3? 10,693 -0.8% 1 Spain -4.0 -5.4? Mexico 10.9 6.6? Chile 3.0 0.2? Portugal -9.2 -10.3? USA 5.2 3.4 - Argentina 43.3 8.7? Poland -0.5 -1.3? 1H’16 1H’17 Corporate Centre -3.5 -4.9? Total Operating Total Operating expenses expenses Group 3.8 -0.8? 18 Note: Constant euros (1) Excluding inflation and perimeter

Enhanced credit quality in most markets – excl. Popular Lower loan-loss provisions Credit quality ratios € million %, including Popular 75 Cost of credit1 74 73 73 73 1.19 1.19 Coverage ratio 4,954 -6% 68 4,672 5.37 NPL ratio 4.29 4.15 3.93 3.74 3.55 J’16 S’16 D’16 M’17 J’17 Banco Popular J’17 1H’16 1H’17 LLPs LLPs NPL ratio 20% Coverage ratio 61% 19 Note: Constant euros (1) Cost of credit excluding SC USA: Jun’16 0.84% and Jun’17 0.86% .

Non-core real estate activity Santander Real Estate Activity Spain Santander including Popular1 Gross value Coverage Net value (€ billion) (%) (€ billion) Santander has a strong track record in reducing Real estate assets 27.1 59 11.1 non-performing assets management Foreclosed assets 23.5 64 8.5 Rental assets 3.6 29 2.6 RE non-performing loans (NPLs) 14.0 69 4.3 RE assets + RE non-perf. loans 41.1 63 15.4 Significant reduction 1H’17 vs. 1H’16: Real estate Amount from Plan to reduce Banco Popular’s real estate Net loans: assets: properties sold: exposure to insignificant levels over a period -43% -12% +34% of less than three years 20 (1) Santander Real estate Activity in Spain and Banco popular perimeter

In 2Q’17 we continued to generate capital with neutral impact after Popular’s acquisition and Santander’s rights issue transaction FL CET1 (%) Including 10.72 June’17 Pro-forma* 10.55 10.66 10.72 Popular 9.58 Total capital ratio: 13.0% 14.2% -1.14 +1.14 Leverage ratio: 4.6% 5.0% We maintain our capital targets CET1 CET1 CET1 Banco CET1 Rights CET1 D’16 M’17 J’17 Popular J’17 issue J’17 acquisition including Pro-forma* B. Popular 21 (*) Including rights issue completed on 27 July 2017

Delivering on our commitments: creating shareholder value – excl. Popular RoRWA (%) RoTE (%) 10.7 11.7 1.47 1.31 10.3 1.27 1H’16 1H’17 Underlying 1H’16 1H’17 Total TNAV per share (euros) EPS (euros) 0.235 4.13 4.15 0.208 0.191 1H’16 1H’17 J’16 J’17 22

Content Banco Popular acquisition Group performance 1H’17 Business areas performance 1H’17 Concluding remarks Appendix Glossary

Well diversified results between Europe and the Americas – excl. Popular Attributable profit 1H’17* Americas Europe Other Latam, Argentina, 4% 1% 49% UK, 17% 51% Chile, 6% Spain, 13% Brazil, 26% SCF, 13% Mexico, 7% USA, 5% Portugal, 5% Poland, 3% 24 (*) Excluding Corporate Centre, Banco Popular and Real Estate Activity Spain

BRAZIL KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 2,503 4.6 5,025 14.2 Loyal customers (millions) 3.4 3.8 Fee income 909 2.7 1,843 20.4 Digital customers (millions) 5.5 7.4 Gross income 3,502 -0.6 7,219 18.5 NPL ratio (%) 6.11 5.36 Operating expenses -1,233 -1.0 -2,547 6.6 LLPs -852 -1.2 -1,762 -0.2 Cost of credit (%) 4.71 4.79 PBT 1,068 -0.6 2,203 47.3 Efficiency ratio (%) 39.2 35.3 Underlying att. profit 610 1.5 1,244 31.7 Non-recurring 0 — 0 — RoTE (%) 13.7 16.4 Attributable profit 610 1.5 1,244 31.7 (1) € million and % change in constant euros ACTIVITY Volumes in € billion We remain committed to continuously enhance our customer experience, Yield on loans while maintaining the strategic focus on improving profitability 103 16.72% 16.73% 16.63% 16.57% 16.37% NII growth driven by volumes and spreads, with solid contribution from liability 73 +10% plan. Fee income up backed by good dynamics in almost all fee income lines QoQ +1% Cost of deposits QoQ Focused on cost discipline and better efficiency +18% 9.37% 9.30% +7% 8.86% YoY 8.19% LLPs under control and lower cost of credit over the three previous quarters. YoY 6.83% NPL ratio falls over Jun’16 and remains lower than private sector banks’ ratios Loans Funds 2Q’16 3Q 4Q 1Q’17 2Q 25 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

UNITED KINGDOM KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 1,149 4.9 2,244 8.3 Loyal customers (millions) 4.0 4.2 Fee income 260 2.7 514 5.6 Digital customers (millions) 4.3 4.8 Gross income 1,544 7.9 2,976 9.1 NPL ratio (%) 1.47 1.23 Operating expenses -723 0.0 -1,446 1.1 LLPs -42 172.1 -57 -15.7 Cost of credit (%) 0.03 0.02 PBT 608 3.5 1,197 7.7 Efficiency ratio (%) 52.5 48.6 Underlying att. profit 408 -2.0 824 8.1 Non-recurring2 0 — 0 -100.0 RoTE (%) 9.9 11.1 Attributable profit 408 -2.0 824 -4.1 (1) € million and % change in constant euros (2) Including € 107m in 2Q16 related to capital gains from the disposal of the stake in Visa Europe and restructuring costs ACTIVITY Volumes in € billion Total retail C/A balances up by £1.5 bn YTD. Increased lending to UK Yield on loans companies of £0.7 bn YTD 235 209 3.30% 3.20% Revenues up: lower cost of deposits (1l2l3 World interest rate change) partially 3.08% 3.01% 2.96% offset by SVR attrition and new asset margin pressures 0% +1% QoQ QoQ Digital transformation supports operational e?ciency and customer experience Cost of deposits Credit quality remains strong in all loan books. Very low LLPs and cost of credit -1% +5% 1.20% 1.17% 0.87% 0.69% YoY YoY 0.66% Quarterly results impacted by higher conduct provisions. Strong revenue performance supported by NII and gains on financial transactions Loans Funds 2Q’16 3Q 4Q 1Q’17 2Q 26 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. 1H’16 RoTE was on an underlying basis

SANTANDER CONSUMER FINANCE KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 877 -0.9 1,766 6.7 Active customers (millions) 17.6 19.6 Fee income 220 -5.0 451 -1.9 NPL ratio (%) 2.95 2.61 Gross income 1,099 -1.3 2,217 5.1 Operating expenses -485 -3.0 -987 3.2 Cost of credit (%) 0.55 0.37 LLPs -57 -5.8 -118 -36.6 PBT 522 1.4 1,040 17.3 Efficiency ratio (%) 45.4 44.5 Underlying att. profit 319 2.4 633 18.0 Non-recurring 0 — 0 -100.0 RoTE (%) 14.4 17.1 Attributable profit 319 2.4 633 12.6 (1) € million and % change in constant euros (2) Including € 25m in 2Q16 related to capital gains from the disposal of the stake in Visa Europe ACTIVITY High diversification and leadership in Europe Volumes in € billion Yield on loans Higher new lending in main countries, driven by auto loans (+10%) 89 +3% 5.59% 1H’17 profit up underpinned by higher NII and lower LLPs 5.44% QoQ 20 5.33% 5.32% 5.23% +7% Best-in-class profitability, and historically low NPLs and cost of credit / 1Q’17 +8% YoY +8% Main countries profit: Nordic countries (€ 175mill.); Germany (€ 151mill.) / 1H’16 and Spain (€ 115mill.) Loans New lending 2Q’16 3Q 4Q 1Q’17 2Q 1H’17 27 Note: % change in constant euros. Loans excluding repos. 1H’16 RoTE was on an underlying basis Excluding Santander Consumer UK profit, recorded in Santander UK results. Including it, 1H’17 underlying attributable profit: € 693 mill. (+14% / 1H’16); 2Q’17: € 350 mill. (+2% / 1Q’17)

SPAIN – excl. Popular KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 749 0.4 1,496 -6.6 Loyal customers (millions) 1.2 1.6 Fee income 537 17.0 997 14.1 Digital customers (millions) 2.7 3.0 Gross income 1,351 -12.2 2,890 0.1 NPL ratio (%) 6.06 4.99 Operating expenses -806 1.0 -1,604 -4.0 LLPs -137 -16.2 -300 -16.7 Cost of credit (%) 0.45 0.33 PBT 344 -33.0 858 16.5 Efficiency ratio (%) 57.9 55.5 Underlying att. profit 241 -33.3 603 17.1 Non-recurring2 0 — 0 -100.0 RoTE (%) 9.0 10.5 Attributable profit 241 -33.3 603 101.9 (1) € million (2) Including -€ 216m in 2Q16 related to capital gains from the disposal of the stake in Visa Europe and restructuring costs ACTIVITY Volumes in € billion Growing loyalty: 1l2l3 Smart proposition launch for millennials (~90kC/Asince 239 Yield on loans launch); number of credit cards (+1 mill. YTD) with a turnover (+43% /1H’16) 2.14% In SMEs, good evolution in new lending /1H’16: commercial (+10%) and 2.06% 2.10% 2.04% 2.04% 152 +5% international business (+29%). GCBremains leader in the key League tables QoQ +1% Cost of deposits Attributable profit up YoY backed by higher fee income, cost control and lower QoQ provisions. Strong credit quality improvement +9% -4% YoY 0.44% 0.49% 0.47% 0.46% 0.46% In the quarter, attributable profit evolution affected by lower trading gains and YoY 2Q’16 3Q 4Q 1Q’17 2Q the contribution to SRF Loans Funds 28 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. 1H’16 RoTE was on an underlying basis

ATTRIBUTABLE PROFIT (DETAIL BY MARKETS IN THE APPENDIX) Good performance in other markets: larger customer base, higher profits and better credit quality. Of note, was the Fed’s no objection to our Capital Plan in the US, including the payment of dividends for the first time since 2011 ? Focus on strategic commercial initiatives (Santander Plus, mortgages, credit cards) and significant investment in systems and infrastructure Mexico € 350 mill.; +26% ? 1H’17 profit up driven by NII (fuelled by loans and demand deposit growth, and higher interest rates) and fee income. Healthy credit quality ? Continuing the branch network transformation (WorkCafé). Launch of WorldMember Limited credit card, for high-income customers Chile € 297 mill.; +11% ? Profit up YoY boosted by commercial revenues, lower provisions and cost control. Improvement of all credit quality ratios ? Improving in regulatory expectations. No objection to our Capital Plan from the Federal Reserve US2 € 244 mill.; -2% ? SBNA: improving profitability by optimising the balance sheet and managing costs ? SC USA: continued focus on optimising the loans mix and improving Chrysler volumes ? Continued focus on commercial transformation and improvement of loyalty (rise in the 1|2|3 customer base reflected in more than 20% growth in loyal and digital customers) Portugal2 € 233 mill.; +16% ? Profit up YoY due to lower costs and release of provisions. Revenues decrease (impacted by ALCO portfolio sales). Significant NPL ratio drop (-279 bps YoY) ? Priority in the integration of Citibank’s retail business. Progressing as scheduled Argentina € 193 mill.; +36% ? Profit fuelled by the increase in commercial revenues and cost control offsetting the transformation plan and Citibank integration associated costs € 0% ? Loan growth fuelled by individuals and SMEs. Significant growth in demand accounts and funds Poland1 142 mill.; PBTincreased YoYspurred cost containment. +10% ? by NII, fee income, provisions and Profit affected by regulatory PBT: impacts 29 Note: % change over 1H’16 in constant euros (1) Underlying profit: excluding € 29m in 2Q’16 of capital gains from the disposal of the stake in Visa Europe and restructuring costs. Attributable profit down 17% YoY. (2) Excl. Popular

CORPORATE CENTRE Higher losses due to cost of FX hedging and the issues to enhance the Group’s TLAC position. Corporate Centre expenses down 4% YoY Corporate Centre / Total Group (%) P&L € million 1H’16 1H’17 Operating expenses Attributable profit % change 1H’17/1H’16 NII -356 -407 29% Gains/Losses on FT -99 -200 -4% 23% Gains/Losses Operating expenses -246 -238 on FT 2.4% Provisions -63 -100 2.1% Tax and minority interests 48 -13 20% 23% Underlying attrib. Profit -729 -1,031 Non-recurring -186 0 1H’16 1H’17 1H’16 1H’17 Attributable profit -915 -1,031 Higher losses in NII due to more issues Financial transactions fell due to cost of hedging, offset by the positive FX impact in business areas Lower operating expenses YoY 30

Content Banco Popular acquisition Group performance 1H’17 Business areas performance 1H’17 Concluding remarks Appendix Glossary

Delivering on our commitments to reach our targets 1H’17 FY2016 2017 targets excl. Popular Loyal customers (Million) 15.2 16.3 17 Digital customers (Million) 20.9 23.0 25 Fee income1 8% 11% Increase Cost of credit 1.18% 1.19% Improve Cost to income 48.1% 46.3% Broadly stable 0.235 EPS (€ ) 0.41 (1st half) Increase DPS2 (€ ) 0.21 0.22 Increase FL CET1 10.55% 10.72% +40 bps organic per year 32 (1) % change (constant euros). (2) Total dividends charged to 2017’s earnings are subject to the Board and AGM approval. The Board already approved the first interim dividend for € 0.06 to be paid on 4 August

In short, Loyal customers (million) Millennials customers proposition 16.3 17.0 18.6 13.8 15.2 12.6 Select Me – Women proposition 2014 2015 2016 Jun’17 2017 2018 Santander maintains a clear and consistent commercial strategy in Digital customers (million) transformation and digitalisation 30.0 23.0 25.0 16.6 20.9 Openbank becomes 14.1 first 100% digital Spanish bank 2014 2015 2016 Jun’17 2017 2018 In addition, we have reinforced US Spain Portugal Argentina Continued our leadership position qualitative in core markets positive progress for the company 33 Note: all figures excluding Popular

Content Banco Popular acquisition Group performance 1H’17 Business areas performance 1H’17 Concluding remarks Appendix Glossary

Appendix Other geographic markets results Global segments results Liquidity NPL and coverage ratios, and cost of credit Quarterly income statements Popular (P&L and balance sheet)

Other geographic markets results 36

MEXICO KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 663 0.6 1,287 14.3 Loyal customers (thousands) 1,482 1,829 Fee income 193 1.8 373 7.2 Digital customers (thousands) 1,045 1,694 Gross income 914 5.2 1,738 14.7 NPL ratio (%) 3.01 2.58 Operating expenses -361 7.1 -680 10.9 LLPs -246 -0.3 -479 14.7 Cost of credit (%) 2.96 3.01 PBT 301 7.0 568 21.8 Efficiency ratio (%) 40.5 39.1 Underlying att. profit 187 8.7 350 26.4 Non-recurring 0 — 0 — RoTE (%) 13.6 19.6 Attributable profit 187 8.7 350 26.4 (1) € million and % change in constant euros ACTIVITY Focus on strategic commercial initiatives (Santander Plus, mortgages, credit Volumes in € billion 40 Yield on loans cards) and significant investment in systems and infrastructure 30 11.79% 10.67% 11.28% Efforts made to attract payrolls from corporate customers 10.22% 10.21% +1% +4% QoQ QoQ Cost of deposits 1H’17 profit up driven by NII (fuelled by higher interest rates and loan and demand deposit growth) and fee income +2% +7% 2.67% 3.04% YoY YoY 1.76% 1.97% 2.30% Higher LLPs due to the sale of non-performing loan portfolios in 1H’17. Healthy credit quality (lower NPL ratio. Coverage rose to 114%) Loans Funds 2Q’16 3Q 4Q 1Q’17 2Q 37 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

CHILE KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 489 5.5 974 3.9 Loyal customers (thousands) 567 613 Fee income 100 -2.5 207 11.4 Digital customers (thousands) 942 983 Gross income 644 4.3 1,288 5.6 NPL ratio (%) 5.28 5.00 Operating expenses -260 3.2 -524 3.0 LLPs -122 5.0 -244 -4.1 Cost of credit (%) 1.59 1.37 PBT 267 6.9 529 15.6 Efficiency ratio (%) 41.7 40.7 Underlying att. profit 149 5.9 297 11.2 Non-recurring 0 — 0 — RoTE (%) 17.2 17.9 Attributable profit 149 5.9 297 11.2 (1) € million and % change in constant euros ACTIVITY Focus on improving customer satisfaction and loyalty, mainly in medium-high Volumes in € billion Yield on loans income and SMEs segments 36 33 Continuing the branch network transformation (WorkCafé). Launch of 8.36% 7.86% 7.95% 7.51% 7.53% WorldMember Limited credit card, for high-income customers -1% +2% QoQ QoQ Cost of deposits Profit up YoY boosted by commercial revenues, lower provisions and cost control. In the quarter good performance in NII (volumes and spreads) and trading gains +3% +8% YoY YoY 2.18% 2.15% 2.21% 2.10% 1.94% Improvement in efficiency and all credit quality ratios Loans Funds 2Q’16 3Q 4Q 1Q’17 2Q 38 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

UNITED STATES – excl. Popular KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 1,488 3.2 2,977 -4.1 Loyal customers (thousands) 271 307 Fee income 250 -5.3 523 -11.9 Digital customers (thousands) 696 839 Gross income 1,880 3.3 3,759 -5.4 NPL ratio (%) 2.24 2.64 Operating expenses -845 4.3 -1,682 5.2 LLPs -697 -11.0 -1,507 -6.6 Cost of credit (%) 3.77 3.65 PBT 314 61.8 513 -24.7 Efficiency ratio (%) 40.2 44.8 Underlying att. profit 149 60.8 244 -1.6 Non-recurring 0 — 0 —RoTE (%) 3.9 3.6 Attributable profit 149 60.8 244 -1.6 (1) € million and % change in constant euros ACTIVITY Received no objection to our Capital Plan from the Federal Reserve, including Volumes in € billion the payment of dividends for the first time since 2011 Santander Bank Santander Consumer USA Santander Bank (SBNA): improving profitability by optimising the balance 47 49 sheet and managing costs 46 -1% -1% SC USA: focus on optimising the loan mix and improving Chrysler volumes -6% QoQ QoQ 26 QoQ +1% P&L impacted YoY by mix change to a lower risk profile at SC, and higher QoQ personnel and legal expenses -9% -5% -5% -3% YoY YoY YoY Profit up for the second straight quarter, driven by lower provisions. Reduced YoY deposit cost and borrowing volumes to drive improvement of NIM Loans Funds Loans Managed assets 39 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. Santander Bank’s customers

PORTUGAL – excl. Popular KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 167 -2.9 338 -8.7 Loyal customers (thousands) 540 670 Fee income 83 -7.4 172 4.5 Digital customers (thousands) 405 543 Gross income 265 -9.7 559 -9.6 NPL ratio (%) 10.46 7.67 Operating expenses -137 -1.4 -275 -9.2 LLPs 6 -45.3 16 — Cost of credit (%) 0.21 0.03 PBT 125 -16.9 276 5.2 Efficiency ratio (%) 49.1 49.3 Underlying att. profit 107 -14.4 233 15.8 Non-recurring 0 — 0 — RoTE (%) 14.1 13.9 Attributable profit 107 -14.4 233 15.8 (*) € million ACTIVITY Focus on commercial transformation and loyalty improvement (rise in 1|2|3 Volumes in € billion customers reflected in more than 20% growth in loyal and digital customers) 32 29 Yield on loans Continued gains in market share in new mortgages and new loans to corporates 0% +2% 2.01% 2.01% QoQ QoQ 1.94% 1.97% 1.90% Profit up YoY due to lower costs and provisions (given a near zero cost of credit). Revenues impacted by ALCO portfolio sales in 2016 -4% +2% Cost of deposits YoY YoY 0.51% Loan portfolio management behind the improved cost of credit and lower 0.41% 0.35% 0.30% 0.25% NPL ratio, after it peaked at 10.46% following Banif’s integration Loans Funds 2Q’16 3Q 4Q 1Q’17 2Q 40 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

ARGENTINA KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 262 22.2 485 63.5 Loyal customers (thousands) 1,093 1,403 Fee income 165 12.4 317 50.6 Digital customers (thousands)* 1,414 1,642 Gross income 470 19.8 875 44.6 NPL ratio (%) 1.38 2.21 Operating expenses -269 25.8 -490 43.3 LLPs -42 50.4 -72 58.6 Cost of credit (%) 1.96 1.75 PBT 123 -18.0 279 36.8 Efficiency ratio (%) 56.5 56.0 Underlying att. profit 85 -17.7 193 36.4 Non-recurring 0 — 0 — RoTE (%) 31.8 32.5 Attributable profit 85 -17.7 193 36.4 (1) € million and % change in constant euros ACTIVITY Priority in the integration of Citibank’s retail business. Progressing as scheduled Volumes in € billion Yield on loans 13 Market share gain in loans. Deposits driven by savings and demand deposits 22.23% 20.54% 19.01% 18.44% 17.77% +8% Profit fuelled by the increase in commercial revenues and costs control 8 QoQ +15% offsetting the transformation plan and costs associated to Citibank’s integration Cost of deposits QoQ +70% 10.80% Cost of credit improvement YoY and comfortable coverage ratio (110%) +58% YoY 8.33% YoY 5.53% 4.72% 4.39% Loans Funds 2Q’16 3Q 4Q 1Q’17 2Q 41 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds (*) Excluding Citibank customers

POLAND KEY DATA 1H’16 1H’17 P&L1 2Q’17%1Q’17 1H’17%1H’16 NII 231 3.9 449 10.5 Loyal customers (thousands) 1,309 1,343 Fee income 112 8.7 213 7.7 Digital customers (thousands) 1,950 2,025 Gross income 363 10.6 684 1.9 NPL ratio (%) 5.84 4.66 Operating expenses -150 0.7 -296 -0.5 LLPs -34 22.0 -60 -12.1 Cost of credit (%) 0.75 0.65 PBT 152 19.4 277 9.9 Efficiency ratio (%) 44.4 43.3 Underlying att. profit 83 36.8 142 0.1 Non-recurring2 0 — 0 -100.0 RoTE (%) 11.9 11.3 Attributable profit 83 36.8 142 -17.4 (1) € million and % change in constant euros (2) Including € 29m in 2Q16 related to capital gains from the disposal of the stake in Visa Europe and restructuring costs ACTIVITY Volumes in € billion Loan growth fuelled by individuals and SMEs. Significant growth in demand Yield on loans and savings accounts, and good performance in mutual funds’ sales 27 4.12% 3.99% 4.00% 4.02% 4.06% 22 PBT increased YoY spurred by NII, fee income, provisions and cost +1% containment. Profit affected by regulatory impacts3 +1% QoQ QoQ Cost of deposits Of note in the quarter was the good performance of NII and fee income registering acceleration of business. Also seasonal collection of dividends +4% +5% 0.95% YoY YoY 0.84% 0.83% 0.80% 0.81% Credit quality improvement: lower NPL ratio and cost of credit Loans Funds 2Q’16 3Q 4Q 1Q’17 2Q 42 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. 1H’16 RoTE was on an underlying basis (3) Tax on assets, contribution to BGF and new consideration of BFG as non-tax deductible

OTHER LATIN AMERICAN COUNTRIES Attributable profit € million Uruguay Peru +18% 56 +1% 48 18 18 1H’16 1H’17 1H’16 1H’17 Focusing on loyalty, transactions and target segments Uruguay’s profit driven by higher revenues, cost control and lower provisions Peru’s profit affected by lower fee income due to minor public infrastructure expenditure 43 Note: Constant euros.

Global segments results

RETAIL BANKING ACTIVITY P&L1 2Q’17%1Q’17 1H’17%1H’16 € billion and % change in constant euros NII 8,096 4.0 16,044 7.0 Fee income 2,457 2.4 4,905 10.7 732 Gross income 10,883 2.8 21,689 8.6 680 Operating expenses -4,894 2.1 -9,782 4.6 +1% +2% QoQ QoQ LLPs -1,998 -8.1 -4,240 -4.0 PBT 3,244 10.1 6,235 17.8 +2% +7% Underl. attrib. Profit 1,961 10.8 3,755 15.9 YoY YoY Non-recurring2 0 — 0 -100.0 Loans Funds Attributable profit 1,961 10.8 3,755 16.4 (1) € million and % change in constant euros (2) In 2Q’16 capital gains from VISA Europe disposal and restructuring costs The retail banking model continued to be transformed into an increasingly Simple, Personal and Fair model Focused on three main priorities: customer loyalty, digital transformation and operational excellence Further development of the multi-channel model, centred on digital channels Progress in achieving our targets. 16.3 million loyal customers (+13% from June 2016) and 23.0 million digital customers (+21% from June 2016) 45 Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

GLOBAL CORPORATE BANKING GROSS INCOME P&L1 2Q’17%1Q’17 1H’17%1H’16 Constant € million NII 625 -2.8 1,281 4.5 TOTAL 2,850 +3% 2,940 Fee income 438 11.3 837 13.0 339 Capital & Other 373 -9% Gross income 1,374 -10.3 2,940 3.1 Operating expenses -488 1.3 -975 -1.2 Global Markets 868 +11% 967 LLPs -238 82.3 -370 -19.2 Financing PBT 643 -28.8 1,576 14.8 655 713 Customers Solutions & Advisory +9% +5% Underl. attrib. Profit 414 -30.0 1,024 15.5 Non-recurring2 0 — 0 -100.0 Global Transaction 953 -3% 921 Banking Attributable profit 414 -30.0 1,024 23.6 (1) € million and % change in constant euros (2) In 2Q’16 restructuring costs 1H’16 1H’17 Customer-centred strategy, underpinned by the Division’s global capacities and their interconnection with local units Benchmark positions in export finance, corporate lending and project finance, among others, in Europe and Latin America Attributable profit driven by strong and diversified customer revenues and lower LLPs 46

SANTANDER REAL ESTATE ACTIVITY IN SPAIN ACTIVITY P&L € million 1H’17 1H’16%1H’16 Balance sheet Coverage ratio € billion Jun’17 and change / Dec’16 Gross income -9 11 — 11.0 Operating expenses -100 -108 -7 2.7 9.9 -3 p.p. -1 p.p. 2.4 Sareb and Other Provisions -114 -112 2 1.3 57% 1.6 Metrovacesa 53% 1.6 1.3 Rentals Tax recovery 67 62 8 3.5 3.4 Net foreclosures 1.9 Attributable profit -144 -144 -0 1.2 Net loans Loans Net Dec’16 Jun´17 Foreclosures Reduction of non-core exposure continued at double digit (loans: -37% YTD; -43% YoY) Coverage ratio already adapted to the requirements of Appendix IX YoY profit comparison affected by the requirements of Appendix IX 47 Note: all figures excluding Popular

Liquidity

We made good headway YTD in our funding plan to enhance the Group’s TLAC position and optimise its cost of capital – Group excl. Popular Key liquidity ratios Funding plan—issuances Jan-Jun’17 Jun’17 Net Loan-to-Deposit ratio (LTD): 111% Group issuances € 15.8bn (~€ 10.2bn TLAC-eligible) Deposits + M/LT funding / net loans: 115% Diversified issuers Parent bank, SCF, UK and USA Liquidity Coverage Ratio (LCR)1: 146% Diversified currencies EUR, USD, GBP Comfortable liquidity position Focus on TLAC-eligible instruments, following (Group and subsidiaries) our decentralised liquidity and funding model 49 (1) Provisional data

NPL, coverage ratios and cost of credit

NPL ratio % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 30.06.17 Continental Europe 7.08 6.84 6.43 5.92 5.62 5.11 Spain 6.36 6.06 5.82 5.41 5.22 4.99 Santander Consumer Finance 3.28 2.95 2.86 2.68 2.62 2.61 Poland 5.93 5.84 5.71 5.42 5.20 4.66 Portugal 8.55 10.46 9.40 8.81 8.47 7.67 United Kingdom 1.49 1.47 1.47 1.41 1.31 1.23 Latin America 4.88 4.98 4.94 4.81 4.50 4.44 Brazil 5.93 6.11 6.12 5.90 5.36 5.36 Mexico 3.06 3.01 2.95 2.76 2.77 2.58 Chile 5.45 5.28 5.12 5.05 4.93 5.00 USA 2.19 2.24 2.24 2.28 2.43 2.64 Operating Areas 4.36 4.32 4.19 3.95 3.77 3.57 Total Group 4.33 4.29 4.15 3.93 3.74 3.55 NOTE. In June 2017, including Popular: Total Group: 5.37% 51

Coverage ratio % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 30.06.17 Continental Europe 65.4 61.3 61.3 60.0 60.6 58.7 Spain 50.2 47.6 47.6 48.3 49.1 46.0 Santander Consumer Finance 111.9 110.6 110.7 109.1 108.9 106.5 Poland 67.0 65.8 68.9 61.0 61.2 67.5 Portugal 87.7 61.9 57.8 63.7 61.7 59.8 United Kingdom 36.5 36.5 36.0 32.9 33.8 32.6 Latin America 79.7 81.4 84.5 87.3 90.5 89.1 Brazil 83.7 85.3 89.3 93.1 98.1 95.5 Mexico 97.5 102.3 101.9 103.8 104.8 113.8 Chile 54.6 55.5 58.1 59.1 58.9 58.2 USA 221.1 220.6 216.2 214.4 202.4 183.1 Operating Areas 73.3 72.0 72.8 73.5 74.6 72.6 Total Group 74.0 72.5 72.7 73.8 74.6 72.7 NOTE. In June 2017, including Popular: Total Group: 67.7% 52

Non-performing loans and loan-loss allowances (Ex-Popular). June 2017 Non-performing loans Loan-loss allowances 100%: € 29,745 mill. 100%: € 21,625 mill. Other, 10% Other, 8% Spain, 19% Spain, 29% USA, 7% USA, 18% Chile, 6% Mexico, 3% SCF*, 12% Chile, 5% SCF*, 8% Poland, 3% Brazil, 15% Mexico, 4% Portugal, Poland, 4% Brazil, 20% 6% UK, 10% Portugal, UK, 5% 8% 53 Percentage over Group’s total (*) Excluding SCF UK

Cost of credit % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 30.06.17 Continental Europe 0.60 0.51 0.46 0.44 0.38 0.37 Spain 0.54 0.45 0.41 0.37 0.33 0.33 Santander Consumer Finance 0.64 0.55 0.49 0.47 0.39 0.37 Poland 0.82 0.75 0.76 0.70 0.66 0.65 Portugal 0.28 0.21 0.17 0.18 0.07 0.03 United Kingdom 0.01 0.03 0.05 0.02 0.03 0.02 Latin America 3.39 3.41 3.42 3.37 3.36 3.37 Brazil 4.63 4.71 4.87 4.89 4.84 4.79 Mexico 2.95 2.96 2.86 2.86 2.94 3.01 Chile 1.58 1.59 1.55 1.43 1.42 1.37 USA 3.85 3.77 3.80 3.68 3.63 3.65 Operating Areas 1.24 1.20 1.20 1.19 1.18 1.19 Total Group 1.22 1.19 1.19 1.18 1.17 1.19 NOTE. In June 2017, including Popular: Total Group: 1.17% 54

Quarterly income statements

Grupo Santander € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 10,021 10,119 10,395 10,734 11,246 11,382 20,140 22,628 Gross income 10,730 10,755 11,080 11,288 12,029 11,910 21,485 23,939 Operating expenses (5,158) (5,227) (5,250) (5,453) (5,543) (5,552) (10,384) (11,095) Net operating income 5,572 5,528 5,831 5,835 6,486 6,358 11,100 12,844 Net loan-loss provisions (2,408) (2,205) (2,499) (2,406) (2,400) (2,272) (4,613) (4,672) Other (433) (544) (392) (591) (775) (828) (977) (1,603) Underlying profit before taxes 2,732 2,779 2,940 2,838 3,311 3,258 5,510 6,569 Underlying consolidated profit 1,922 1,864 2,036 2,072 2,186 2,133 3,785 4,320 Underlying attributable profit 1,633 1,526 1,695 1,766 1,867 1,738 3,160 3,605 Net capital gains and provisions* — (248) — (169) — — (248) —Attributable profit (Ex-Popular) 1,633 1,278 1,695 1,598 1,867 1,738 2,911 3,605 Popular 11 11 Attributable profit 1,633 1,526 1,695 1,766 1,867 1,749 3,160 3,616 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA 56 Note: all figures excluding Popular

Grupo Santander Constant € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 10,508 10,496 10,618 10,876 11,127 11,501 21,004 22,628 Gross income 11,217 11,150 11,323 11,424 11,900 12,039 22,367 23,939 Operating expenses (5,330) (5,363) (5,344) (5,519) (5,493) (5,602) (10,693) (11,095) Net operating income 5,887 5,787 5,978 5,905 6,407 6,437 11,674 12,844 Net loan-loss provisions (2,604) (2,350) (2,588) (2,448) (2,366) (2,306) (4,954) (4,672) Other (473) (568) (388) (598) (766) (837) (1,040) (1,603) Underlying profit before taxes 2,810 2,869 3,002 2,858 3,275 3,294 5,679 6,569 Underlying consolidated profit 1,984 1,923 2,079 2,093 2,164 2,156 3,907 4,320 Underlying attributable profit 1,682 1,571 1,730 1,785 1,847 1,758 3,253 3,605 Net capital gains and provisions* — (258) 3 (161) — — (258) —Attributable profit (Ex-Popular) 1,682 1,313 1,733 1,624 1,847 1,758 2,996 3,605 Popular 11 11 Attributable profit 1,682 1,313 1,733 1,624 1,847 1,769 2,996 3,616 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA 57 Note: all figures excluding Popular

Spain € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 1,243 1,232 1,185 1,198 1,206 1,287 2,475 2,493 Gross income 1,543 1,343 1,398 1,324 1,539 1,351 2,886 2,890 Operating expenses (837) (834) (824) (802) (798) (806) (1,671) (1,604) Net operating income 706 509 574 522 741 545 1,215 1,286 Net loan-loss provisions (231) (129) (140) (85) (163) (137) (360) (300) Other (37) (82) (51) (97) (64) (64) (119) (129) Underlying profit before taxes 438 298 382 340 514 344 736 858 Underlying consolidated profit 312 213 274 243 367 246 525 613 Underlying attributable profit 307 208 270 237 362 241 515 603 Net capital gains and provisions* — (216) — — — — (216) —Attributable profit 307 (8) 270 237 362 241 299 603 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 58 Note: all figures excluding Popular

Santander Consumer Finance € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 1,041 1,061 1,099 1,052 1,121 1,096 2,102 2,217 Gross income 1,045 1,051 1,106 1,060 1,118 1,099 2,097 2,217 Operating expenses (483) (468) (467) (486) (502) (485) (951) (987) Net operating income 562 583 639 574 616 614 1,145 1,230 Net loan-loss provisions (114) (70) (116) (87) (61) (57) (184) (118) Other (39) (41) (36) (52) (37) (35) (80) (72) Underlying profit before taxes 410 472 487 434 518 522 881 1,040 Underlying consolidated profit 293 324 346 319 370 382 617 752 Underlying attributable profit 251 282 291 269 314 319 533 633 Net capital gains and provisions* — 25 — — — — 25 —Attributable profit 251 307 291 269 314 319 558 633 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe 59

Santander Consumer Finance Constant € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 1,049 1,066 1,102 1,051 1,118 1,099 2,115 2,217 Gross income 1,053 1,056 1,109 1,059 1,116 1,102 2,109 2,217 Operating expenses (487) (470) (468) (486) (501) (486) (956) (987) Net operating income 567 586 641 573 615 615 1,153 1,230 Net loan-loss provisions (115) (71) (117) (87) (61) (57) (186) (118) Other (39) (42) (36) (52) (37) (35) (80) (72) Underlying profit before taxes 413 474 489 434 517 524 887 1,040 Underlying consolidated profit 295 326 347 319 369 383 621 752 Underlying attributable profit 254 283 292 269 313 320 537 633 Net capital gains and provisions* — 26 (0) (0) — — 26 —Attributable profit 254 309 292 269 313 320 562 633 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe 60

Poland € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 292 298 321 323 318 343 590 661 Gross income 311 345 330 329 321 363 656 684 Operating expenses (145) (146) (149) (139) (146) (150) (291) (296) Net operating income 166 199 181 190 175 212 365 387 Net loan-loss provisions (33) (34) (43) (35) (27) (34) (67) (60) Other (22) (29) (6) (25) (23) (27) (51) (50) Underlying profit before taxes 111 136 132 129 125 152 246 277 Underlying consolidated profit 88 108 100 91 86 120 196 206 Underlying attributable profit 64 75 69 63 59 83 139 142 Net capital gains and provisions* — 29 — — — — 29 —Attributable profit 64 104 69 63 59 83 168 142 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 61

Poland PLN million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 1,275 1,301 1,391 1,412 1,374 1,449 2,576 2,823 Gross income 1,357 1,507 1,430 1,440 1,386 1,532 2,863 2,918 Operating expenses (632) (638) (647) (609) (630) (634) (1,270) (1,264) Net operating income 724 869 783 831 756 898 1,593 1,653 Net loan-loss provisions (144) (149) (186) (153) (116) (142) (294) (258) Other (97) (126) (25) (111) (100) (112) (223) (213) Underlying profit before taxes 483 593 573 566 539 644 1,076 1,183 Underlying consolidated profit 384 471 434 399 372 506 855 878 Underlying attributable profit 281 327 300 277 257 351 607 608 Net capital gains and provisions* — 128 (0) 0 — — 128 —Attributable profit 281 455 300 277 257 351 736 608 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 62

Portugal € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 273 262 260 251 261 249 535 510 Gross income 337 281 287 304 294 265 618 559 Operating expenses (154) (149) (142) (143) (139) (137) (303) (275) Net operating income 183 132 145 161 155 128 315 283 Net loan-loss provisions (22) (6) (16) (9) 10 6 (29) 16 Other (2) (21) (5) (5) (14) (9) (23) (23) Underlying profit before taxes 158 104 124 146 151 125 263 276 Underlying consolidated profit 122 81 93 106 126 108 202 234 Underlying attributable profit 121 80 92 106 125 107 201 233 Net capital gains and provisions — — — — — — — —Attributable profit 121 80 92 106 125 107 201 233 63 Note: all figures excluding Popular

United Kingdom € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 1,434 1,393 1,302 1,307 1,349 1,409 2,827 2,758 Gross income 1,513 1,501 1,377 1,425 1,432 1,544 3,014 2,976 Operating expenses (794) (788) (703) (683) (723) (723) (1,581) (1,446) Net operating income 719 713 675 742 709 821 1,433 1,529 Net loan-loss provisions (7) (68) (44) 61 (15) (42) (74) (57) Other (59) (71) (85) (124) (105) (171) (130) (276) Underlying profit before taxes 654 574 545 679 588 608 1,228 1,197 Underlying consolidated profit 462 401 370 483 423 414 863 837 Underlying attributable profit 453 390 364 474 416 408 843 824 Net capital gains and provisions* — 107 — (137) — — 107 —Attributable profit 453 497 364 338 416 408 950 824 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe and restructuring costs in 4Q16 PPI 64

United Kingdom £ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 1,105 1,096 1,108 1,133 1,160 1,213 2,201 2,373 Gross income 1,166 1,180 1,172 1,234 1,231 1,329 2,346 2,560 Operating expenses (611) (619) (599) (594) (622) (622) (1,231) (1,244) Net operating income 554 561 573 640 609 706 1,115 1,316 Net loan-loss provisions (5) (53) (37) 48 (13) (36) (58) (49) Other (45) (56) (71) (104) (90) (147) (101) (237) Underlying profit before taxes 504 452 465 583 506 524 956 1,029 Underlying consolidated profit 356 316 316 414 364 356 672 720 Underlying attributable profit 349 307 311 407 358 351 656 709 Net capital gains and provisions* — 83 2 (110) — — 83 —Attributable profit 349 390 313 297 358 351 739 709 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe and restructuring costs in 4Q16 PPI 65

Brazil € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 2,365 2,583 2,899 3,155 3,455 3,413 4,948 6,868 Gross income 2,381 2,703 3,050 3,187 3,717 3,502 5,083 7,219 Operating expenses (947) (1,046) (1,177) (1,305) (1,314) (1,233) (1,993) (2,547) Net operating income 1,434 1,657 1,873 1,882 2,403 2,269 3,091 4,672 Net loan-loss provisions (720) (753) (951) (953) (910) (852) (1,473) (1,762) Other (177) (193) (134) (193) (358) (349) (370) (707) Underlying profit before taxes 536 711 788 736 1,135 1,068 1,248 2,203 Underlying consolidated profit 399 481 544 575 713 689 880 1,402 Underlying attributable profit 359 429 488 510 634 610 788 1,244 Net capital gains and provisions — — — — — — — —Attributable profit 359 429 488 510 634 610 788 1,244 66

Brazil R$ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 10,161 10,216 10,500 11,271 11,561 12,036 20,377 23,597 Gross income 10,227 10,708 11,067 11,364 12,438 12,367 20,936 24,805 Operating expenses (4,068) (4,138) (4,266) (4,671) (4,397) (4,355) (8,207) (8,752) Net operating income 6,159 6,570 6,801 6,693 8,041 8,013 12,729 16,053 Net loan-loss provisions (3,093) (2,972) (3,473) (3,398) (3,045) (3,008) (6,066) (6,053) Other (762) (763) (457) (686) (1,198) (1,231) (1,524) (2,430) Underlying profit before taxes 2,304 2,835 2,870 2,609 3,798 3,773 5,139 7,571 Underlying consolidated profit 1,716 1,908 1,979 2,055 2,386 2,431 3,624 4,817 Underlying attributable profit 1,540 1,704 1,774 1,821 2,121 2,152 3,245 4,273 Net capital gains and provisions — — — — — — — —Attributable profit 1,540 1,704 1,774 1,821 2,121 2,152 3,245 4,273 67

Mexico € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 767 768 767 794 804 856 1,536 1,660 Gross income 792 786 796 828 824 914 1,578 1,738 Operating expenses (322) (317) (311) (325) (319) (361) (639) (680) Net operating income 470 469 486 503 505 553 939 1,058 Net loan-loss provisions (221) (214) (194) (203) (233) (246) (435) (479) Other (6) (11) (5) (8) (4) (6) (18) (11) Underlying profit before taxes 243 244 288 293 267 301 486 568 Underlying consolidated profit 187 192 223 217 211 238 379 448 Underlying attributable profit 143 146 172 169 163 187 289 350 Net capital gains and provisions — — — — — — — —Attributable profit 143 146 172 169 163 187 289 350 68

69

Chile € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 509 534 561 613 592 589 1,043 1,181 Gross income 556 577 616 672 645 644 1,133 1,288 Operating expenses (235) (237) (249) (265) (264) (260) (472) (524) Net operating income 321 339 368 407 381 383 661 765 Net loan-loss provisions (109) (127) (146) (131) (122) (122) (237) (244) Other 1 (1) 6 (35) 2 7 1 9 Underlying profit before taxes 213 211 228 241 261 267 425 529 Underlying consolidated profit 173 181 187 195 214 218 354 432 Underlying attributable profit 122 126 129 137 147 149 248 297 Net capital gains and provisions — — — — — — — —Attributable profit 122 126 129 137 147 149 248 297 70

Chile Ch$ billion 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 393 409 414 441 413 430 802 843 Gross income 430 441 455 484 450 470 871 920 Operating expenses (182) (182) (184) (191) (184) (190) (363) (374) Net operating income 248 260 272 293 266 280 508 546 Net loan-loss provisions (84) (98) (108) (94) (85) (89) (182) (174) Other 1 (0) 5 (26) 1 5 1 6 Underlying profit before taxes 165 162 169 173 182 195 327 378 Underlying consolidated profit 134 138 138 140 149 159 272 308 Underlying attributable profit 94 96 95 98 103 109 190 212 Net capital gains and provisions — — — — — — — —Attributable profit 94 96 95 98 103 109 190 212 71

United States € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 1,831 1,755 1,724 1,708 1,763 1,738 3,587 3,500 Gross income 1,968 1,888 1,867 1,809 1,879 1,880 3,856 3,759 Operating expenses (777) (774) (784) (864) (837) (845) (1,551) (1,682) Net operating income 1,191 1,114 1,083 946 1,042 1,035 2,305 2,077 Net loan-loss provisions (861) (704) (776) (867) (811) (697) (1,565) (1,507) Other (66) (13) (3) (8) (32) (24) (79) (57) Underlying profit before taxes 264 397 304 71 199 314 661 513 Underlying consolidated profit 160 253 213 54 138 235 414 373 Underlying attributable profit 82 159 141 14 95 149 240 244 Net capital gains and provisions* — — — (32) — — — —Attributable profit 82 159 141 (19) 95 149 240 244 (*).- Including: in 4Q16 restatement Santander Consumer USA 72 Note: all figures excluding Popular

United States $ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 2,018 1,983 1,925 1,838 1,877 1,912 4,001 3,788 Gross income 2,168 2,133 2,085 1,945 2,001 2,068 4,302 4,069 Operating expenses (856) (874) (875) (932) (891) (929) (1,730) (1,821) Net operating income 1,312 1,259 1,210 1,013 1,109 1,138 2,572 2,248 Net loan-loss provisions (949) (797) (867) (935) (863) (768) (1,746) (1,631) Other (72) (16) (3) (8) (34) (27) (88) (61) Underlying profit before taxes 291 446 340 69 212 343 737 555 Underlying consolidated profit 177 285 238 54 147 257 462 403 Underlying attributable profit 90 178 157 12 101 163 268 264 Net capital gains and provisions* — — — (36) — — — —Attributable profit 90 178 157 (24) 101 163 268 264 (*).- Including: in 4Q16 restatement Santander Consumer USA 73 Note: all figures excluding Popular

Corporate Centre € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income (173) (192) (201) (204) (198) (223) (366) (421) Gross income (223) (244) (316) (282) (341) (340) (468) (681) Operating expenses (126) (120) (104) (99) (119) (118) (246) (238) Net operating income (349) (365) (421) (381) (460) (458) (714) (919) Net loan-loss provisions 1 (5) 5 0 (5) (11) (3) (16) Other (5) (55) (59) 44 (32) (53) (60) (84) Underlying profit before taxes (353) (424) (474) (337) (497) (522) (777) (1,018) Underlying consolidated profit (317) (418) (414) (298) (471) (561) (735) (1,032) Underlying attributable profit (311) (418) (412) (299) (468) (563) (729) (1,031) Net capital gains and provisions* — (186) — — — — (186) —Attributable profit (311) (604) (412) (299) (468) (563) (915) (1,031) (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 74

Banco Popular (P&L and balance sheet) 75

Popular income statement in Grupo Santander* € million 2Q 17 Net interest income 109 Net fee income 31 Gains (losses) on financial transactions (1) Other operating income 0 Gross income 139 Operating (96) expenses General (87) administrative expenses Personnel (45) (42) Other general administrative expenses Depreciation and amortisation (9) Net operating income 43 Net loan-loss provisions (8) Other income (20) Underlying profit before taxes 15 Tax on profit (5) Underlying profit from continuing operations 11 Net profit from discontinued operations — Underlying consolidated profit 11 Minority interests — Underlying attributable profit to the Group 11 Net capital gains and provisions — Attributable profit to the Group 11 76 (*) From 7 June

Popular Balance sheet—30 June 2017 € million Customer loans 82,589 Cash, central banks and credit institutions 12,538 Debt 19,394 securities o/w: available for sale 17,929 Other financial assets 1,971 Other assets 15,224 Total assets 131,716 Customer deposits 64,814 Central banks and credit institutions 47,137 Debt securities issued 11,915 Other financial liabilities 2,596 Other liabilities 5,262 Total liabilities 131,723 Total equity (7) Other 18,121 managed and marketed customer funds 10,003 Mutual funds 4,737 Pension funds Managed portfolios and insurance premiums 3,381 77

Income statement Grupo Santander (with Popular)

Grupo Santander (including Popular) € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 10,021 10,119 10,395 10,734 11,246 11,522 20,140 22,768 Gross income 10,730 10,755 11,080 11,288 12,029 12,049 21,485 24,078 Operating expenses (5,158) (5,227) (5,250) (5,453) (5,543) (5,648) (10,384) (11,191) Net operating income 5,572 5,528 5,831 5,835 6,486 6,401 11,100 12,887 Net loan-loss provisions (2,408) (2,205) (2,499) (2,406) (2,400) (2,280) (4,613) (4,680) Other (433) (544) (392) (591) (775) (848) (977) (1,623) Underlying profit before taxes 2,732 2,779 2,940 2,838 3,311 3,273 5,510 6,584 Underlying consolidated profit 1,922 1,864 2,036 2,072 2,186 2,144 3,785 4,330 Underlying attributable profit 1,633 1,526 1,695 1,766 1,867 1,749 3,160 3,616 Net capital gains and provisions* — (248) — (169) — — (248) —Attributable profit 1,633 1,278 1,695 1,598 1,867 1,749 2,911 3,616 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA 79

Grupo Santander (including Popular) Constant € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 1H ‘16 1H ‘17 NII + Fee income 10,508 10,496 10,618 10,876 11,127 11,641 21,004 22,768 Gross income 11,217 11,150 11,323 11,424 11,900 12,178 22,367 24,078 Operating expenses (5,330) (5,363) (5,344) (5,519) (5,493) (5,698) (10,693) (11,191) Net operating income 5,887 5,787 5,978 5,905 6,407 6,480 11,674 12,887 Net loan-loss provisions (2,604) (2,350) (2,588) (2,448) (2,366) (2,314) (4,954) (4,680) Other (473) (568) (388) (598) (766) (857) (1,040) (1,623) Underlying profit before taxes 2,810 2,869 3,002 2,858 3,275 3,309 5,679 6,584 Underlying consolidated profit 1,984 1,923 2,079 2,093 2,164 2,167 3,907 4,330 Underlying attributable profit 1,682 1,571 1,730 1,785 1,847 1,769 3,253 3,616 Net capital gains and provisions* — (258) 3 (161) — — (258) —Attributable profit 1,682 1,313 1,733 1,624 1,847 1,769 2,996 3,616 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA 80

Content Banco Popular acquisition Group performance 1H’17 Business areas performance 1H’17 Concluding remarks Appendix Glossary

Glossary -Acronyms AFS: Available for sale P&L: Profit and loss Bn: Billion RoRWA: Return on risk-weighted assets CET1: Common equity tier 1 RWA: Risk-weighted assets C&I: Commercial and Industrial RoTE: Return on tangible equity DGF: Deposit guarantee fund SCF: Santander Consumer Finance FL: Fully-loaded SC USA: Santander Consumer USA EPS: Earning per share SGCB: Santander Global Corporate Banking GoFT: Gains on financial transactions SMEs: Small and Medium Enterprises LTV: Loan to Value SRF: Single Resolution Fund LLPs: Loan-loss provisions ST: Short term MXN: Mexican Pesos SVR: Standard variable rate NII: Net interest income TNAV: Tangible net asset value NIM: Net interest margin UF: Unidad de fomento (Chile) NPL: Non-performing loans y-o-y: Year on Year n.m.: Non meaningful UK: United Kingdom PBT: Profit before tax US: United States 82

Glossary – definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION Tangible net asset value per share – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income—goodwill—intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of four months from March to June in the case of second quarter figures and seven months from December to June in the case of first half figures. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the consolidated annualised result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). 83

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 31, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer